    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 1999



                                                      REGISTRATION NO. 333-80157

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         TEXAS INSTRUMENTS INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                              3600                             75-0289970
 (State or Other Jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  Incorporation or Organization)       Classification Code Number)             Identification No.)

                                                                     RICHARD J. AGNICH
                                                             SENIOR VICE PRESIDENT, SECRETARY
                 8505 FOREST LANE                                   AND GENERAL COUNSEL
                  P.O. BOX 660199                              7839 CHURCHILL WAY, M/S 3995
             DALLAS, TEXAS 75266-0199                               DALLAS, TEXAS 75251
                  (972) 995-3773                                      (972) 995-2551
(Address, Including Zip Code, and Telephone Number,  (Name, Address, Including Zip Code, and Telephone
                     Including                                            Number,
  Area Code, of Registrant's Principal Executive        Including Area Code, of Agent For Service)
                      Office)

                                   Copies to:

                                           TIMOTHY J. CARLSON
          R. SCOTT COHEN            VICE PRESIDENT, GENERAL COUNSEL             STACEY K. GEER
    WEIL, GOTSHAL & MANGES LLP               AND SECRETARY                     KING & SPALDING
  100 CRESCENT COURT, SUITE 1300         TELOGY NETWORKS, INC.               191 PEACHTREE STREET
       DALLAS, TEXAS 75201              20250 CENTURY BOULEVARD             ATLANTA, GEORGIA 30303
          (214) 746-7700               GERMANTOWN, MARYLAND 20874               (404) 572-4600
                                             (301) 515-6500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective and all other conditions to the merger of Telogy Networks, Inc. with TNI Acquisition Corp. pursuant to the Agreement and Plan of Merger described in the enclosed proxy statement/ prospectus have been satisfied or waived.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________
     If this form is a post-effective amendment filed pursuant to the Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
         TITLE OF EACH CLASS                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
         OF SECURITIES TO BE                 AMOUNT TO BE         OFFERING PRICE         AGGREGATE          REGISTRATION
              REGISTERED                    REGISTERED(1)            PER UNIT        OFFERING PRICE(2)         FEE(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value(3)......     5,000,000 shares       Not applicable         $22,754.33             $6.33
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


(1) Based upon the maximum number of shares of common stock that the registrant may be required to issue in the merger. This registration statement also covers securities which may be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, including the two-for-one stock split in the form of a 100% stock dividend on the Texas Instruments common stock, which is expected to be paid on August 16, 1999.


(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed pursuant to Rule 457(f)(2), based on the sum of one-third of the par value of the securities the registrant will receive in the merger due to the fact that Telogy Networks has an accumulated capital deficit, calculated as (a) $12,159.41, which is one-third of (x) $0.01, the per share par value of the Telogy Networks common stock multiplied by (y) 3,647,822, the total number of shares of Telogy Networks common stock issued and outstanding as of May 29, 1999, and (b) $8,227.31, which is one-third of (x) $0.01, the per share par value of the Telogy Networks Series A Preferred Stock multiplied by (y) 2,468,194, the total number of shares of Telogy Networks Series A Preferred Stock issued and outstanding as of May 29, 1999, and (c) $2,367.61, which is one-third of (x) $0.01, the per share par value of Telogy Networks Series B Preferred Stock multiplied by (y) 710,282, the total number of shares of Series B Preferred Stock issued and outstanding as of May 29, 1999. Fee paid with original filing.

(3) The Texas Instruments common stock being registered hereby includes associated rights to acquire Series B Participating Cumulative Preferred Stock of Texas Instruments.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             [TELOGY NETWORKS LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT


                                AUGUST   , 1999


Dear Telogy Networks stockholder,


     The boards of directors of Telogy Networks, Inc., Texas Instruments Incorporated and TNI Acquisition Corp., a wholly owned subsidiary of Texas Instruments, have approved, and the parties have entered into, a merger agreement that would result in Telogy Networks being merged with TNI Acquisition Corp. As a result of the merger, Telogy Networks would become a wholly owned subsidiary of Texas Instruments. Based on the number of shares of Telogy Networks common stock outstanding on a fully diluted basis on August 4, 1999, Telogy Networks stockholders would receive between approximately .4433 and .5407 of a share of Texas Instruments common stock in the merger for each share of Telogy Networks common stock that they own at the time of the merger, including shares of common stock they acquire upon conversion of their preferred stock. These ratios do not reflect the two-for-one stock split in the form of a 100% stock dividend on the Texas Instruments common stock approved by the Texas Instruments Board of Directors on July 15, 1999, which is expected to be paid on August 16, 1999 to holders of record on July 30, 1999. If the declared stock split is paid, the exchange ratio will be multiplied by two in accordance with the antidilution provisions in the merger agreement. The final exchange ratio will depend on the number of outstanding shares of capital stock and options to acquire capital stock of Telogy Networks at the time of the merger and the market price of Texas Instruments common stock during the ten consecutive trading days ending two trading days before the merger.


     The merger cannot be completed unless the stockholders of Telogy Networks approve it. We have scheduled a special meeting for you to vote on the merger. YOUR VOTE IS VERY IMPORTANT. At the meeting, preferred stockholders will also consider whether to convert all outstanding shares of preferred stock into shares of common stock. Conversion of all preferred stock into common stock is a condition to consummating the merger.


     The meeting will be held on Tuesday, August 31, 1999 at 10:00 a.m., local time, at the offices of Weil, Gotshal & Manges LLP, 100 Crescent Court, Suite 1300, Dallas, Texas.


     Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be voted in favor of the merger and, if you own preferred stock, in favor of converting all outstanding shares of preferred stock into common stock. If you fail to return your proxy card the effect will be a vote against the merger and, if applicable, a vote against conversion of all outstanding shares of preferred stock into common stock.


     This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. You may also obtain information about Texas Instruments from documents that it has filed with the Securities and Exchange Commission.


Joseph A. Crupi
Chief Executive Officer

                             TELOGY NETWORKS, INC.
                            20250 CENTURY BOULEVARD
                           GERMANTOWN, MARYLAND 20874
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD TUESDAY, AUGUST 31, 1999



     Telogy Networks, Inc., a Delaware corporation, will hold a special meeting of its stockholders on Tuesday, August 31, 1999 at 10:00 a.m., local time, at the offices of Weil, Gotshal & Manges LLP located at 100 Crescent Court, Suite 1300, Dallas, Texas for the following purposes:


          1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated May 29, 1999, by and among Telogy Networks, Texas Instruments Incorporated, a Delaware corporation, and TNI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Texas Instruments, and the transactions contemplated by the merger agreement.

          2. To consider and vote on a proposal that all outstanding shares of preferred stock of Telogy Networks be converted into shares of common stock of Telogy Networks immediately prior to consummation of the merger.

          3. To consider and act on other matters incident to the conduct of the meeting.


     Telogy Networks has fixed the close of business on August 4, 1999 as the record date for determination of the stockholders entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. A list of stockholders entitled to vote at the special meeting will be available for inspection by any stockholder at Telogy Networks' executive offices between August 10, 1999 and the date of the special meeting.


     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE AMOUNT OF TEXAS INSTRUMENTS COMMON STOCK TO BE RECEIVED IN THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF TELOGY NETWORKS AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

     The accompanying proxy statement/prospectus describes the merger agreement and the transactions contemplated by the merger agreement in greater detail. We urge you to read it carefully. If you have any questions about the merger, please contact Timothy J. Carlson, Vice President, General Counsel and Secretary of Telogy Networks. He can be reached at 20250 Century Boulevard, Germantown, Maryland, and his telephone number is (301) 515-6500.

By Order of the Board of Directors,

Timothy J. Carlson
Secretary

Whether or not you intend to be present at the special meeting, please mark, sign and date the enclosed proxy and return it in the enclosed postage prepaid envelope. Sending a proxy will not affect your right to vote in person if you attend the special meeting.

THIS PROXY STATEMENT/PROSPECTUS, DATED AUGUST 10, 1999, IS SUBJECT TO COMPLETION
                                 AND AMENDMENT.


TEXAS INSTRUMENTS INCORPORATED                             TELOGY NETWORKS, INC.

                           PROXY STATEMENT/PROSPECTUS
                             ---------------------

    MERGER PROPOSED -- THE VOTE OF TELOGY NETWORKS STOCKHOLDERS IS IMPORTANT

     The boards of directors of Texas Instruments Incorporated, a Delaware corporation, TNI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Texas Instruments, and Telogy Networks, Inc., a Delaware corporation, have approved, and the parties have entered into, a merger agreement under which Telogy Networks would merge with TNI Acquisition Corp. and become a wholly owned subsidiary of Texas Instruments.


     This proxy statement/prospectus is being sent to stockholders of Telogy Networks in connection with the solicitation of proxies by the board of directors of Telogy Networks for use at the special meeting of Telogy Networks stockholders to be held on August 31, 1999, to consider and vote upon the proposed merger. This proxy statement also constitutes a prospectus with respect to the up to 5.0 million shares of Texas Instruments common stock to be issued in the merger, including shares that may be issued in connection with the exercise of outstanding Telogy Networks stock options.



     Based on the number of shares of Telogy Networks common stock outstanding on a fully diluted basis on August 4, 1999, stockholders of Telogy Networks will receive between approximately .4433 and .5407 of a share of common stock of Texas Instruments in the merger for each share of Telogy Networks common stock that they own at the time of the merger, including shares of common stock they acquire upon conversion of their preferred stock. These ratios do not reflect the two-for-one stock split in the form of a 100% stock dividend on the Texas Instruments common stock approved by the Texas Instruments Board of Directors on July 15, 1999, which is expected to be paid on August 16, 1999 to holders of record on July 30, 1999. If the declared stock split is paid, the exchange ratio will be multiplied by two in accordance with the antidilution provisions in the merger agreement. If the merger is completed, Telogy Networks stockholders and optionholders will collectively own or be entitled to receive an aggregate of between approximately 1.0% and 1.3% of outstanding Texas Instruments common stock, depending upon the number of shares of Texas Instruments common stock issued.


     Pursuant to a voting agreement executed concurrently with the merger agreement, the holders of a majority of shares of Telogy Networks capital stock entitled to vote on the merger have agreed to vote in favor of the merger and, as a result, the approval of Telogy Networks stockholders is substantially assured.

     After careful consideration, the board of directors of Telogy Networks has determined that the merger is fair to, and in the best interests of, its stockholders and recommends that its stockholders vote in favor of the merger agreement and the merger.
                             ---------------------


     Texas Instruments common stock is traded on the New York Stock Exchange under the symbol "TXN." The shares of Texas Instruments common stock offered in connection with the merger have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.



     WE URGE YOU TO CAREFULLY REVIEW THE RISK FACTORS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS BEGINNING ON PAGE 11.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This proxy statement/prospectus is dated August   , 1999, and was first
mailed to stockholders of Telogy Networks on or about August   , 1999.


THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. TEXAS INSTRUMENTS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     TEXAS INSTRUMENTS HAS SUPPLIED ALL OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO TEXAS INSTRUMENTS AND TNI ACQUISITION, AND TELOGY NETWORKS HAS SUPPLIED ALL OF THE INFORMATION RELATING TO TELOGY NETWORKS.



     NONE OF TEXAS INSTRUMENTS, TNI ACQUISITION OR TELOGY NETWORKS HAS AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT EITHER THE MERGER OR THE OTHER TRANSACTIONS THAT ARE DISCUSSED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. IF YOU ARE GIVEN ANY INFORMATION ABOUT THESE MATTERS THAT IS NOT DISCUSSED IN THIS PROXY STATEMENT/PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION.


     THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY LOCATION WHERE OR TO ANY PERSON TO WHOM TEXAS INSTRUMENTS IS NOT PERMITTED TO OFFER OR TO SELL SECURITIES UNDER APPLICABLE LAW.


     THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS OR THE COMMON STOCK OF TEXAS INSTRUMENTS OFFERED BY THIS PROXY STATEMENT/PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCE, MEAN THAT THERE HAS NOT BEEN A CHANGE IN THE AFFAIRS OF TEXAS INSTRUMENTS OR TELOGY NETWORKS SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS CORRECT AFTER THIS DATE.

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
ANSWERS TO FREQUENTLY ASKED QUESTIONS ABOUT
  THE MERGER...............................    1
SUMMARY....................................    4
RISK FACTORS...............................   11
SELECTED FINANCIAL DATA OF TEXAS
  INSTRUMENTS..............................   15
SELECTED FINANCIAL DATA OF TELOGY
  NETWORKS.................................   16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS FOR TEXAS INSTRUMENTS.........   17
  Results of Operations....................   17
  Special Charges and Gains................   26
  Year 2000................................   31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS FOR TELOGY NETWORKS...........   34
  Results of Operations....................   34
  Liquidity and Capital Resources..........   36
  Year 2000 Compliance.....................   36
  Disclosures About Market Risk............   37
THE TELOGY NETWORKS SPECIAL MEETING........   38
  General..................................   38
  Matters to be Considered at the Telogy
    Networks Special Meeting...............   38
  Date, Time and Place.....................   38
  Record Date; Voting; Revocation of
    Proxies................................   38
  Solicitation of Proxies..................   39
  Appraisal Rights.........................   39
  Accounting Treatment.....................   40
  Federal Securities Laws Consequences.....   40
THE MERGER.................................   41
  Background...............................   41
  Reasons for the Merger...................   43
  Interests of Certain Persons in the
    Merger.................................   45
  Comparative Rights of Stockholders of
    Texas Instruments and Telogy
    Networks...............................   46
  Material Federal Income Tax
    Consequences...........................   47
THE MERGER AGREEMENT.......................   50
  General..................................   50
  Effective Time...........................   50
  Conversion of Shares.....................   50
  Treatment of Preferred Stock.............   51
  Treatment of Stock Options...............   51
  Exchange Procedures......................   51
  Directors and Officers...................   53
  Certificate of Incorporation and
    Bylaws.................................   53
  Representations and Warranties...........   53
  Covenants................................   55
  Conditions to the Merger.................   57
  Additional Covenants.....................   60
  Termination..............................   62



                                             PAGE
                                             ----
  Indemnification of Directors and
    Officers...............................   63
  Escrow Fund..............................   63
  Amendment................................   63
  Extension and Waiver.....................   63
VOTING AGREEMENT...........................   64
  Voting and Proxies.......................   64
  Prohibited Actions.......................   64
  Other Provisions.........................   64
BUSINESS OF TEXAS INSTRUMENTS..............   65
  Semiconductor............................   65
  Demand for Digital Signal
    Processors/Analog Integrated
    Circuits...............................   65
  Acquisitions and Divestitures............   65
  Other Texas Instruments Businesses.......   66
  General Information......................   66
  Backlog..................................   67
  Raw Materials............................   67
  Patents and Trademarks...................   67
  Research and Development.................   67
  Seasonality..............................   67
  Employees................................   67
  Properties...............................   67
  Indemnification of Directors and
    Officers...............................   68
  Where You Can Find More Information About
    Texas Instruments......................   68
BUSINESS OF TELOGY NETWORKS................   70
MANAGEMENT OF TEXAS INSTRUMENTS............   71
  Directors................................   71
  Directors' Compensation..................   72
  Executive Officers.......................   73
  Executive Compensation...................   73
TEXAS INSTRUMENTS SHARE OWNERSHIP OF
  CERTAIN PERSONS..........................   78
DESCRIPTION OF CAPITAL STOCK OF TEXAS
  INSTRUMENTS..............................   79
  General..................................   79
  The Common Stock.........................   79
  The Preferred Stock......................   79
  The Rights Plan..........................   79
LEGAL MATTERS..............................   81
INDEPENDENT AUDITORS.......................   81
INDEX TO FINANCIAL STATEMENTS..............  F-1
ANNEX A -- Agreement and Plan of Merger....  A-1
ANNEX B -- Form of Voting Agreement........  B-1
ANNEX C -- Text of Section 262 of the
           General Corporation Law of the
           State of Delaware...............  C-1

             ANSWERS TO FREQUENTLY ASKED QUESTIONS ABOUT THE MERGER


     Explanatory Note: On July 15, 1999, Texas Instruments announced that its Board of Directors had declared a two-for-one stock split in the form of a 100% stock dividend on the Texas Instruments common stock outstanding on July 30, 1999, which is expected to be paid on August 16, 1999. The information contained in this proxy statement/prospectus does not reflect this pending stock split. If the declared stock split is paid, all references in this proxy statement/prospectus to the number of shares of Texas Instruments common stock and exchange ratios should be multiplied by two and all references to Texas Instruments per share data and Texas Instruments common stock prices should be divided by two.


Q: When Do You Expect the Merger To Be Completed?

A: We are working towards completing the merger as quickly as possible. For the merger to be completed, the Telogy Networks stockholders must approve it at the special meeting of Telogy Networks stockholders. We expect to complete the merger promptly following the Telogy Networks special meeting.

Q: What Will Happen to the Telogy Networks Preferred Stock?

A: At the special meeting, holders of Telogy Networks preferred stock will be asked to elect to convert all outstanding shares of Telogy Networks preferred stock into shares of Telogy Networks common stock on a one-for-one basis, subject to any antidilution adjustments as may be required under the terms of the Telogy Networks preferred stock. This conversion will not affect the number of shares of Texas Instruments common stock that any Telogy Networks stockholder will receive in the merger.

Q: What Will Telogy Networks Stockholders Receive in the Merger?


A: For each share of Telogy Networks common stock you own, you will receive a fraction of a share of Texas Instruments common stock equal to the exchange ratio, which is determined as set forth below. Assuming that the merger occurs on August 31, 1999 and the number of shares of Telogy Networks common stock outstanding on a fully diluted basis immediately prior to the merger is 9,246,883, which was the number outstanding as of August 4, 1999, the exchange ratio would be as follows:



- if the average trading price of Texas Instruments common stock for the ten trading days prior to August 27, 1999 is greater than or equal to $102.44, the exchange ratio would be .4433;


- if the average trading price of Texas Instruments common stock for the ten trading days prior to August 27, 1999 is less than $102.44 but greater than $84.00, the exchange ratio would be determined by dividing (1) the dollar amount derived by dividing (a) $420,000,000 by (b) the aggregate number of shares of Telogy Networks common stock outstanding immediately prior to the merger, including all shares of Telogy Networks common stock issued upon conversion of the Telogy Networks preferred stock, and all Telogy Networks common stock issuable under outstanding stock options of Telogy Networks immediately prior to the merger by (2) that average trading price; and



- if the average trading price of Texas Instruments common stock for the ten trading days prior to August 27, 1999 is equal to or less than $84.00, the exchange ratio would be .5407.



     The following chart shows a range of exchange ratios and the value of consideration you would receive for each share of Telogy Networks common stock based on several assumed average trading prices of Texas Instruments common stock. These calculations assume that the number of shares of Telogy Networks common stock outstanding on a fully diluted basis immediately prior to the merger is 9,246,883, which was the number outstanding as of August 4, 1999. To determine the number of shares of Texas Instruments common stock you will receive in the merger, simply multiply the number of shares of Telogy Networks common stock you own by the applicable exchange ratio. Any resulting fractional shares will be paid in cash.


                                    VALUE OF A
   AVERAGE TRADING                   SHARE OF
   PRICE OF TEXAS                     TELOGY
     INSTRUMENTS        EXCHANGE     NETWORKS
    COMMON STOCK         RATIO     COMMON STOCK
   ---------------      --------   ------------
$150.00..............    .4433        $66.50
 140.00..............    .4433         62.07
 130.00..............    .4433         57.64
 120.00..............    .4433         53.20
 110.00..............    .4433         48.77
 102.44..............    .4433         45.42
 100.00..............    .4542         45.42
  90.00..............    .5046         45.42
  84.00..............    .5407         45.42
  80.00..............    .5407         43.25
  70.00..............    .5407         37.85



     If the average trading price had been determined on August 6, 1999, it would have been $141.77, which would have resulted in an exchange ratio of
 .4433. The average trading price does not represent the actual value of the shares of Texas Instruments common stock you will receive in the merger. The value of those shares will depend on market conditions at the time you receive those shares.



     For a more detailed discussion of the formula that will be used under the merger agreement to determine the number of shares of Texas Instruments common stock that you will receive, see the text under the heading "The Merger Agreement -- Conversion of Shares" on page 50.


Q: When Will Telogy Networks Stockholders Receive Shares of Texas Instruments Common Stock?

A: Shortly following the merger you will receive a letter of transmittal to complete and return along with your Telogy Networks stock certificates. Texas Instruments will then issue you shares of Texas Instruments common stock. However, five percent (5%) of the total number of shares of Texas Instruments common stock that you are initially entitled to receive in the merger will be placed in an escrow fund for one year, unless extended pending the resolution of any claims Texas Instruments may have to those shares under the merger agreement. You will be entitled to receive dividends on and vote the escrowed shares at Texas Instruments stockholders' meetings while the shares are being held in escrow.

     For a more detailed discussion of the escrow fund, see the text under the heading "The Merger Agreement -- Escrow Fund" on page 63.


Q: What Will Happen to Outstanding Stock Options of Telogy Networks?


A: All of the outstanding stock options of Telogy Networks that are not exercised prior to the time of the merger automatically will be converted into options to acquire Texas Instruments common stock. The number of shares of common stock that may be acquired upon exercise and the exercise price of these options will be adjusted in accordance with the exchange ratio. The other terms of the options, including the vesting schedule and expiration provisions, will remain unchanged.


Q: What Percentage of Texas Instruments Will Telogy Networks Stockholders Own Following the Merger?

A: Telogy Networks stockholders and optionholders will collectively own or be entitled to receive between 4,100,000 and 5,000,000 shares of Texas Instruments common stock in connection with the merger, depending upon the average trading price of Texas Instruments common stock. The table below shows the approximate minimum and maximum percentage ownership of Texas Instruments that shares of Texas Instruments common stock issued or issuable to Telogy Networks stockholders and optionholders will represent following the merger.

   SHARES OF TEXAS INSTRUMENTS
COMMON STOCK ISSUED OR ISSUABLE TO       PERCENTAGE
         TELOGY NETWORKS             OWNERSHIP OF TEXAS
  STOCKHOLDERS OR OPTIONHOLDERS         INSTRUMENTS
----------------------------------   ------------------
4,100,000.....................              1.0%
5,000,000.....................              1.3%

Q: What Should Telogy Networks Stockholders Do Now?

A: After you have carefully read this proxy statement/prospectus, indicate how you want to vote by completing and signing the enclosed proxy card. After completing the proxy card, sign and mail it in the enclosed prepaid return envelope marked "Proxy" as soon as possible, so that your shares may be represented and voted at the special meeting. The proxy card must be sent as indicated below:

                     TELOGY NETWORKS, INC. SPECIAL MEETING
                            20250 Century Boulevard
                           Germantown, Maryland 20874
                              Attention: Secretary

Q: Can Telogy Networks Stockholders Change Their Votes After Mailing Signed Proxy Cards?

A: Yes. There are three ways in which you may revoke your proxy and change your vote:


     - First, you may send a written notice revoking your proxy to the Secretary of Telogy Networks at the above address prior to the meeting.



     - Second, you may complete and submit a new, later dated proxy card to the Secretary of Telogy Networks at the above address prior to the meeting.


     - Third, you may revoke your proxy by attending the Telogy Networks special meeting and voting in person.

     Simply attending the Telogy Networks special meeting, however, will not revoke your proxy.

                                    SUMMARY


     This brief summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers for further information about the merger. To learn how to obtain more information about Texas Instruments, see page 68. Each item in this summary includes a page reference directing you to a more complete description of that item.



     Explanatory Note: On July 15, 1999, Texas Instruments announced that its Board of Directors had declared a two-for-one stock split in the form of a 100% stock dividend on the Texas Instruments common stock outstanding on July 30, 1999, which is expected to be paid on August 16, 1999. The information contained in this proxy statement/prospectus does not reflect this pending stock split. If the declared stock split is paid, all references in this proxy statement/prospectus to the number of shares of Texas Instruments common stock and exchange ratios should be multiplied by two and all references to Texas Instruments per share data and Texas Instruments common stock prices should be divided by two.


THE COMPANIES


TEXAS INSTRUMENTS INCORPORATED (See page 65)

8505 FOREST LANE, P.O. BOX 660199
DALLAS, TEXAS 75266-0199
(972) 995-3773

     Texas Instruments is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitalization of electronics. Headquartered in Dallas, Texas, Texas Instruments' businesses also include materials and controls, educational and productivity solutions and digital imaging. Texas Instruments has manufacturing or sales operations in more than 25 countries.


TELOGY NETWORKS, INC. (See page 70)

20250 CENTURY BOULEVARD
GERMANTOWN, MARYLAND 20874
(301) 515-6500

     Telogy Networks is a software company that provides embedded communications software products to communications equipment manufacturers. Telogy Networks' products and services consist of embedded software products, customer training and post-sale support services. Telogy Networks' Golden Gateway(TM) voice, fax and data products are used by communications equipment manufacturers in switching, routing and cellular communications products to provide enhanced digital voice capabilities over a variety of digital transmission protocols. Telogy Networks' ActiveAir(TM) embedded software for wireless communication standards is exclusively licensed to Motorola, Inc. within a defined market.

THE MERGER
     The merger agreement is attached to this document as Annex A. Please read the merger agreement in its entirety. It is the legal document that governs your rights in connection with the merger.


 Conditions to Completion of the Merger (See page 57)


     The completion of the merger depends on a number of conditions being satisfied, including the following:

     - approval of the merger by the Telogy Networks stockholders, which, as a result of the holders of a majority of the outstanding shares of Telogy Networks capital stock agreeing to vote in favor of the merger under a voting agreement, is substantially assured;


     - the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which has occurred;


     - no injunction being entered by a court preventing the merger and no continuing injunction proceeding being instituted by a governmental entity; and

     - the receipt of letters from KPMG LLP and Ernst & Young LLP that state that the merger is appropriately accounted for as a "pooling of interests."

     Furthermore, Telogy Networks will not be obligated to complete the merger unless a number of conditions have been satisfied, including:

     - the representations and warranties of Texas Instruments and TNI Acquisition in the merger agreement are accurate in all material respects;

     - Texas Instruments has performed or complied with all conditions contained in the merger agreement; and

     - tax counsel to Telogy Networks has given an opinion that satisfies the Telogy Networks board of directors that the tax treatment of the merger will be as described in this proxy statement/prospectus.

     Finally, Texas Instruments and TNI Acquisition will not be obligated to complete the merger unless a number of conditions have been satisfied, including:

     - the representations and warranties of Telogy Networks in the merger agreement are accurate in all material respects;

     - Telogy Networks has performed or complied with all conditions contained in the merger agreement; and

     - tax counsel to Texas Instruments and TNI Acquisition has given an opinion that satisfies their respective boards of directors that the tax treatment of the merger will be as described in this proxy statement/ prospectus.

     None of the parties has a present intention to waive any conditions to the merger. In the event the board of directors of Texas Instruments or Telogy Networks determine to waive compliance with any of the agreements or conditions, they will seek the advice of counsel with respect to whether this proxy statement/prospectus should be revised and recirculated to stockholders to reflect the waiver.


 Termination of the Merger Agreement (See page 62)


     Texas Instruments and Telogy Networks may agree in writing to terminate the merger agreement at any time without completing the merger, even after the stockholders of Telogy Networks have approved it. In addition, either Texas Instruments or Telogy Networks may decide, without the consent of the other, to terminate the merger agreement if:

     - the merger has not been completed by August 31, 1999 or by the date of any extension;

     - Telogy Networks stockholders do not approve the merger;

     - any law prohibits consummation of the merger; or

     - the other party breaches any material obligation under the merger agreement that cannot be cured.


     Texas Instruments may also terminate the merger agreement if Telogy Networks stockholders exercise, and do not withdraw, their appraisal rights with respect to a number of shares of Telogy Networks common stock that would prohibit the merger from being accounted for as a pooling of interests. Although we cannot presently estimate this limit, it will be less than 10%, or approximately 701,590, shares of Telogy Networks common stock.


     Also, if the merger agreement is terminated:

     - by Telogy Networks because the merger was not completed by August 31, 1999 or by the date of any extension;

     - by either party because the Telogy Networks stockholders do not approve the merger;

     - by Texas Instruments because Telogy Networks breaches a material obligation under the merger agreement that is not cured; or

     - by Texas Instruments because Telogy Networks stockholders exercise and do not withdraw their appraisal rights to the extent that the merger cannot be accounted for as a pooling of interests,

and, within 12 months of the termination, Telogy Networks enters into an agreement with another party to acquire Telogy Networks, then Telogy Networks must pay Texas Instruments a termination fee of $22,500,000. The possibility that a termination fee could be triggered may deter other potential acquirors from pursuing an acquisition of Telogy Networks.


 Appraisal Rights (See page 39)


     Holders of Telogy Networks capital stock who do not vote in favor of the merger and follow the appropriate procedures under Section 262 of the General Corporation Law of the State of Delaware will be entitled to receive the fair value in cash of their shares of Telogy Networks stock instead of Texas Instruments common stock. The text of Section 262 of the General Corporation Law of the State of Delaware is attached to this proxy statement/prospectus as Annex C.


 Accounting Treatment (See page 40)


     We expect the merger to qualify as a pooling of interests under generally accepted accounting principles, which means that for accounting and financial reporting purposes, the recorded assets and liabilities of Telogy Networks will be carried forward and combined with those of Texas Instruments at their recorded amounts.


 Federal Income Tax Consequences of the Merger to Telogy Networks Stockholders (See page 40)


     In the opinion of King & Spalding, counsel to Telogy Networks, for U.S. federal income tax purposes the merger will qualify as a nontaxable transaction and the exchange of your shares of Telogy Networks common stock for shares of Texas Instruments common stock will not cause you to recognize any gain or loss. However, you will have to recognize income or gain in connection with any cash you receive in lieu of fractional shares of Texas Instruments common stock.


 Voting Agreement (See page 64)



     To induce Texas Instruments and TNI Acquisition to enter into the merger agreement, various stockholders representing approximately 64.5% of the voting power of Telogy Networks as of August 4, 1999, including its officers and directors, entered into a voting agreement with Texas Instruments. As of August 4, 1999, the officers and directors of Telogy Networks owned an aggregate of approximately 48.9% of Telogy Networks capital stock entitled to vote at the special meeting. These stockholders agreed to vote their shares of Telogy Networks capital stock "FOR" the approval and adoption of the merger agreement, the merger and the conversion of all outstanding shares of preferred stock into common stock, and against any action that would result in a breach of the merger agreement. Because these stockholders have agreed to vote their shares in this way, other potential acquirors may be deterred from pursuing an acquisition of Telogy Networks. The form of voting agreement is attached to this proxy statement/prospectus as Annex B.


                                  RISK FACTORS


     Stockholders of Telogy Networks are urged to consider the "Risk Factors" beginning on page 11 in determining whether to approve the merger.



                              RECENT DEVELOPMENTS



     - On July 15, 1999, Texas Instruments announced that its Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend on the shares of Texas Instruments common stock outstanding on July 30, 1999. The information set forth in this proxy statement/prospectus does not reflect the announced stock dividend, which is expected to be paid on August 16, 1999.



     - On July 25, 1999, Texas Instruments entered into an agreement to purchase Unitrode Corp., a major designer and supplier of power management components. The acquisition is structured as a stock-for-stock merger pursuant to which Texas Instruments will issue approximately 8.9 million shares of common stock, valued at approximately $1.2 billion as of July 23, 1999. Unitrode is based in Merrimack, New Hampshire and its primary products are power management components in the areas of power supply control, interface and battery management.

        SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF TEXAS INSTRUMENTS


     Set forth below is the summary selected financial data for Texas Instruments for and as of the periods indicated. This summary of selected historical financial data is only a summary and we urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto contained in this proxy statement/prospectus.



                                                     IN MILLIONS, EXCEPT PER-SHARE DATA
                                                                                THREE MONTHS
                                                        YEAR ENDED                  ENDED
                                                       DECEMBER 31,               MARCH 31,
                                              ------------------------------   ---------------
                                                1998       1997       1996      1999     1998
                                              --------   --------   --------   ------   ------
INCOME STATEMENT DATA:
Net revenues................................  $  8,460   $  9,750   $  9,940   $2,039   $2,187
Operating costs and expenses................     8,061      9,135      9,966    1,740    2,209
                                              --------   --------   --------   ------   ------
Profit (loss) from operations...............       399        615        (26)     299      (22)
Other income (expense) net..................       293        192         76       78       57
Interest on loans...........................        75         94         73       18       18
                                              --------   --------   --------   ------   ------
Income (loss) from continuing operations
  before provision for income taxes and
  extraordinary item........................       617        713        (23)     359       17
Provision for income taxes..................       210        411         23      115        6
                                              --------   --------   --------   ------   ------
Income (loss) from continuing operations
  before extraordinary item.................  $    407   $    302   $    (46)  $  244   $   11
Diluted earnings (loss) per common share
  from continuing operations before
  extraordinary item........................  $   1.02   $    .76   $   (.12)  $  .60   $  .03
Basic earnings (loss) per common share from
  continuing operations before extraordinary
  item......................................  $   1.04   $    .78   $   (.12)  $  .62   $  .03
Dividends declared per common share.........  $   .255   $    .34   $    .34   $ .085   $   --
Average common and dilutive potential common
  shares outstanding during period, in
  thousands.................................   400,929    397,727    379,388   404,252  399,980



                                                                  IN MILLIONS
                                                                AS OF MARCH 31,
                                                                      1999
                                                              --------------------
BALANCE SHEET DATA:
Working capital.............................................        $ 2,920
Property, plant and equipment (net).........................          3,342
Total assets................................................         11,131
Long-term debt..............................................            989
Total stockholders' equity..................................          6,690

         SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF TELOGY NETWORKS


     Set forth below is the summary selected financial information for Telogy Networks for and as of the periods indicated. This summary of selected historical financial data is only a summary and we urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Telogy Networks" and the financial statements and related notes thereto contained in this proxy statement/prospectus.


                                                       YEAR ENDED            THREE MONTHS ENDED
                                                      DECEMBER 31,                MARCH 31,
                                               ---------------------------   -------------------
                                                1998      1997      1996      1999        1998
                                               -------   -------   -------   -------    --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.................................  $14,116   $ 4,235   $ 1,351   $4,419     $   788
Cost of revenues.............................      959     1,303       416      424         188
                                               -------   -------   -------   ------     -------
  Gross profit...............................   13,157     2,932       935    3,995         600
Operating expenses:
  Sales and marketing........................    5,229     3,719     1,277    1,541         998
  Research and development...................    4,576     3,414     1,310    1,306       1,239
  General and administrative.................    4,548     1,658     1,283    1,154       1,074
                                               -------   -------   -------   ------     -------
          Total operating expenses...........   14,353     8,791     3,870    4,001       3,311
                                               -------   -------   -------   ------     -------
Operating loss...............................   (1,196)   (5,859)   (2,935)      (6)     (2,711)
Interest income, net.........................      868       289        55      215          57
Other income, net............................      538        --        --      200           1
                                               -------   -------   -------   ------     -------
Income (loss) before taxes and discontinued
  operations.................................      210    (5,570)   (2,880)     409      (2,653)
Provision for income taxes...................      105        --        --       --          --
                                               -------   -------   -------   ------     -------
Net income (loss) from continuing
  operations.................................      105    (5,570)   (2,880)     409      (2,653)
Income (loss) from discontinued operations...      242    (2,816)    1,251       --        (135)
                                               -------   -------   -------   ------     -------
Net income (loss)............................  $   347   $(8,386)  $(1,629)  $  409     $(2,788)
                                               =======   =======   =======   ======     =======
Net income (loss) per common share from
  continuing operations:
  Basic and diluted..........................  $ (1.81)  $ (1.86)  $ (1.00)  $(2.21)    $ (0.88)
Net income (loss) per common share:
  Basic and diluted..........................    (1.73)    (2.80)    (0.56)   (2.21)      (0.92)
Weighted average common shares outstanding...    3,149     2,996     2,887    3,247       3,020

                                                                AS OF MARCH 31,
                                                                      1999
                                                              --------------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................        $ 9,087
Working capital.............................................         11,687
Total assets................................................         25,578
Long-term debt including current portion....................          1,000
Total stockholders' deficit.................................        (18,063)

          MARKET PRICE AND DIVIDEND INFORMATION FOR TEXAS INSTRUMENTS


     Texas Instruments common stock is listed on the New York Stock Exchange under the symbol "TXN." The table below sets forth for each of the calendar quarters indicated the high and low sales prices per share of Texas Instruments common stock on the composite tape as reported by The Wall Street Journal and the dividends per share paid on the Texas Instruments common stock, both as adjusted for a two-for-one stock split in November 1997 but neither adjusted for the two-for-one stock split that is expected to be paid on August 16, 1999. Additional stock splits may be considered in the future based on a variety of factors, including market conditions and the trading price of Texas Instruments common stock.



                                                                      QUARTER
                                                     -----------------------------------------
                                                       1ST        2ND          3RD       4TH
                                                     -------    --------     -------    ------
Stock prices:
  1999 High........................................  $107.88    $ 145.00     $155.38(1)
       Low.........................................    86.00       99.00      134.19(1)
  1998 High........................................    62.75       67.00       63.69    $90.44
       Low.........................................    40.25       46.88       46.06     45.38
  1997 High........................................    43.63       48.19       71.00     71.25
       Low.........................................    31.06       36.81       42.13     39.63
  1996 High........................................    55.75       59.63       59.25     68.38
       Low.........................................    42.75       48.63       40.50     47.50
Dividends:
  1999.............................................  $  .085    $   .085
  1998.............................................     .085        .085     $  .085    $ .085
  1997.............................................     .085        .085        .085      .085
  1996.............................................     .085        .085        .085      .085


---------------


(1) Through August 6, 1999.



     On June 1, 1999, the last trading day prior to the announcement by Texas Instruments and Telogy Networks that they had entered into the merger agreement, the last reported sale price of the Texas Instruments common stock on the New York Stock Exchange was $106.625 per share. On August 6, 1999, there were approximately 28,000 holders of record of Texas Instruments common stock. WE URGE YOU TO OBTAIN CURRENT MARKET PRICE INFORMATION FOR TEXAS INSTRUMENTS COMMON STOCK.



     There is no established trading market for Telogy Networks common stock. On August 4, 1999, there were approximately 120 holders of record of Telogy Networks common stock. The board of directors of Telogy Networks has never declared dividends on Telogy Networks common stock.

                           COMPARATIVE PER-SHARE DATA



     We have summarized below the per-share information of Texas Instruments and Telogy Networks on a historical, pro forma combined and pro forma equivalent basis. The information should be read in conjunction with the historical financial statements and related notes of Texas Instruments and Telogy Networks that are contained in this proxy statement/prospectus.


     You should be aware that this pro forma information may not be indicative of what actual results will be in the future or what the results would have been for the periods presented.


                                                          YEAR ENDED DECEMBER 31,     THREE MONTHS
                                                          ------------------------       ENDED
                                                           1998     1997     1996    MARCH 31, 1999
                                                          ------   ------   ------   --------------
Unaudited Pro Forma Combined(1)
  Income (loss) per common share from continuing
     operations, basic..................................  $ 1.03   $  .76   $ (.13)      $  .62
  Income (loss) per common share from continuing
     operations, diluted................................    1.01      .74     (.13)         .60
  Cash dividends declared per share.....................    .255     .340     .340         .085
  Book value per share, basic...........................   16.62       --       --        16.98
  Book value per share, diluted.........................   16.16       --       --        16.43
Telogy Networks Per Share Equivalent(1)(2)
  Income (loss) per common share from continuing
     operations, basic..................................     .46      .34     (.06)         .27
  Income (loss) per common share from continuing
     operations, diluted................................     .45      .33     (.06)         .27
  Cash dividends declared per share.....................    .113     .151     .151         .038
  Book value per share, basic...........................    7.37       --       --         7.53
  Book value per share, diluted.........................    7.16       --       --         7.28
Telogy Networks Historical
  Income (loss) per common share from continuing
     operations, basic and diluted......................   (1.81)   (1.86)   (1.00)       (2.21)
  Cash dividends declared per share.....................      --       --       --           --
  Book value per share, basic and diluted...............   (3.39)      --       --        (3.33)
Texas Instruments Historical
  Income (loss) per common share from continuing
     operations, basic..................................    1.04      .78     (.12)         .62
  Income (loss) per common share from continuing
     operations, diluted................................    1.02      .76     (.12)         .60
  Cash dividends declared per share.....................    .255     .340     .340         .085
  Book value per share, basic...........................   16.71       --       --        17.07
  Book value per share, diluted.........................   16.28       --       --        16.55


---------------


(1) The pro forma combined per-share data for Texas Instruments and Telogy Networks for the years ended December 31, 1998, 1997 and 1996 and the three months ended March 31, 1999 has been prepared as if the merger had occurred at the beginning of each respective period, except with respect to book value data, which has been prepared as if the merger had occurred at the end of each respective period. Pro forma cash dividends declared per share represent historical dividends per share declared by Texas Instruments.



(2) The equivalent pro forma share amounts of Telogy Networks are calculated by multiplying pro forma net income per share of Texas Instruments and pro forma book value per share of Texas Instruments by an assumed exchange ratio of .4433, based on the number of shares of Telogy Networks common stock outstanding on a fully diluted basis as of August 4, 1999, and the closing price of Texas Instruments common stock of $142.50 on August 6, 1999.

                                  RISK FACTORS


     We urge you to consider carefully the risk factors set forth below, as well as the other information set forth in this proxy statement/prospectus, before voting to approve the merger. In addition, you are strongly urged to consider the risk factors set forth elsewhere in this proxy statement/prospectus. This proxy statement/prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause these differences include, but are not limited to, the risk factors set forth below.


THE VALUE OF THE MERGER CONSIDERATION IS NOT FIXED AND, THEREFORE, COULD BE LESS THAN ANTICIPATED BY TELOGY NETWORKS STOCKHOLDERS AND OPTIONHOLDERS


     The number and market price of the shares of Texas Instruments common stock that Telogy Networks stockholders and optionholders will receive or be entitled to receive in connection with the merger is subject to fluctuation. Telogy Networks stockholders and optionholders will receive or be entitled to receive an aggregate of between 4.1 million and 5.0 million shares of Texas Instruments common stock based upon the average trading price of Texas Instruments common stock during a ten trading day period ending on the second trading day prior to the time of the merger. See "The Merger Agreement -- Conversion of Shares" on page 50. Although the number of Texas Instruments shares Telogy Networks stockholders and optionholders will receive in the merger is based on that average trading price, the market price of Texas Instruments common stock may fluctuate. Accordingly, on the date of the merger and on the date Telogy Networks stockholders and optionholders actually receive their shares of Texas Instruments common stock upon surrender of their Telogy Networks stock certificates or exercise of their stock options, the market price of the Texas Instruments common stock may be more or less than the average trading price of Texas Instruments common stock used to determine the merger consideration.


TEXAS INSTRUMENTS COULD MAKE CLAIMS AGAINST YOUR ESCROWED SHARES OF TEXAS INSTRUMENTS COMMON STOCK IF IT DISCOVERS PROBLEMS WITH THE ACQUIRED TELOGY NETWORKS BUSINESS AFTER THE MERGER.

     This acquisition involves a number of uncertainties. Therefore, in making the decision to acquire Telogy Networks, Texas Instruments has relied on management's knowledge of the industry, due diligence procedures and representations and warranties of Telogy Networks contained in the merger agreement. There can be no assurance that these representations and warranties are or will be true and complete. If the representations and warranties of Telogy Networks in the merger agreement are inaccurate, Texas Instruments may be able to make claims against the shares of Texas Instruments common stock issued to Telogy Networks stockholders in the merger that are being held in escrow. If Texas Instruments makes and prevails on any of these claims, you will not receive all or a portion of your shares of Texas Instruments common stock being held in escrow.

TELOGY NETWORKS OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.


     The officers and directors of Telogy Networks participate in arrangements that provide them with interests in the merger that are different from, or are in addition to, yours. In particular, Texas Instruments has agreed to indemnify the officers and directors of Telogy Networks for their acts and omissions as officers and directors of Telogy Networks to the maximum extent permitted by law for a period of not less than seven years after the merger. The officers of Telogy Networks, consisting of Joseph Crupi, William Witowsky, Nancy Goguen, William Simmelink, Phillip Swan and Timothy Carlson, have agreed to execute employment agreements with Texas Instruments, which provide for salary, benefits and the commitment by Texas Instruments to recommend to the Texas Instruments Compensation Committee that the Telogy Networks officers be granted additional stock options for Texas Instruments common stock at specified times. These employment agreements will expire on January 31, 2003, unless extended or earlier terminated in accordance with their terms.

     As a result of the foregoing interests, these officers and directors could be more likely to vote to approve the merger agreement than if they did not hold these interests. Telogy Networks stockholders should consider whether these interests may have influenced these officers and directors to support or recommend the merger.

TEXAS INSTRUMENTS MAY HAVE DIFFICULTY INTEGRATING TELOGY NETWORKS' OPERATIONS AND RETAINING IMPORTANT EMPLOYEES.

     Texas Instruments has not traditionally developed and marketed application software similar to the software developed by Telogy Networks. Consequently, Texas Instruments will be largely dependent on the management and employees of Telogy Networks for the success of this business. Moreover, there can be no guarantee that management will successfully be able to integrate the new employees and operations following the merger and there is the risk that Texas Instruments will be unable to retain all of Telogy Networks' employees that are important to the business for a number of reasons, including the risk that the cultures of the companies will not blend. There also can be no assurance that any contemplated synergies from the integration of the businesses will be realized.

THE INTEGRATION OF TELOGY NETWORKS WILL REQUIRE SUBSTANTIAL TIME AND EFFORT OF KEY MANAGERS OF TEXAS INSTRUMENTS, WHICH COULD DIVERT THE ATTENTION OF THOSE MANAGERS FROM OTHER MATTERS.


     The acquisition of Telogy Networks may place significant demands on one or several key managers of Texas Instruments. Risks exist in the consolidation of the systems, operations and administrative functions of Telogy Networks and Texas Instruments. Managing the growth of the Telogy Networks business may limit the time available to those managers of Texas Instruments to attend to other operational, financial and strategic issues.



DOWNTURNS IN THE SEMICONDUCTOR MARKET COULD ADVERSELY AFFECT TEXAS INSTRUMENTS.



     Texas Instruments' semiconductor business represents its largest business segment and the principal source of its revenues. The semiconductor market has historically been cyclical and subject to significant economic downturns. The weak semiconductor market in 1998 had an adverse effect on the demand for Texas Instruments' semiconductor products and resulted in a decrease in revenues from Texas Instruments' sale of semiconductors compared to 1997. A significant delay in the recovery of, or a prolonged weakening of, the semiconductor market may adversely affect Texas Instruments' results of operations and have an adverse effect on the market price of its securities.



TEXAS INSTRUMENTS IS HIGHLY DEPENDENT ON THE DEVELOPMENT AND MARKETABILITY OF NEW TECHNOLOGIES AND PRODUCTS.



     Texas Instruments' results of operations depend in part upon its ability to successfully develop and market innovative products in a rapidly changing technological environment. Texas Instruments requires significant capital to develop new technologies and products to meet changing customer demands that, in turn, may result in shortened product lifecycles. Moreover, expenditures for technology and product development are generally made before the commercial viability for such developments can be assured. As a result, there can be no assurance that Texas Instruments will successfully develop and market these new products, that the products Texas Instruments does develop and market will be well received by customers or that Texas Instruments will realize a return on the capital expended to develop such products.



SIGNIFICANT COMPETITION EXISTS IN THE MARKETS IN WHICH TEXAS INSTRUMENTS
OPERATES.



     Texas Instruments faces intense technological and pricing competition in the markets in which it operates. Texas Instruments expects that the level of this competition will increase in the future from large, established semiconductor and related product companies, as well as from emerging companies serving niche markets also served by Texas Instruments. Certain of Texas Instruments' competitors possess sufficient financial, technical and management resources to develop and market products that may compete favorably against those products of Texas Instruments that currently offer technological and/or price advantages over competitive products. Competition results in price and product development pressures, which may result in reduced profit margins and lost business opportunities in the event that Texas Instruments is unable to match price declines or technological, product, applications support, software or manufacturing advances of its competitors.



TEXAS INSTRUMENTS' GROWTH AND SUCCESS WILL DEPEND, IN PART, ON THE DEVELOPMENT, PROTECTION AND LICENSING OF INTELLECTUAL PROPERTY.



     Texas Instruments benefits from royalties generated from various license agreements that will be in effect through the year 2005. Future royalty revenues and access to world-wide markets depend on the continued strength of Texas Instruments' intellectual property portfolio. Texas Instruments actively enforces and protects its intellectual property rights, but there can be no assurance that Texas Instruments' efforts will be adequate to prevent the misappropriation or improper use of the protected technology. Moreover, there can be no assurance that, as Texas Instruments' business expands into new areas, Texas Instruments will be able to independently develop the technology, software or know-how necessary to conduct its business and may have to rely increasingly on licensed technology from others. To the extent that Texas Instruments relies on licenses from others, there can be no assurance that it will be able to obtain all of the licenses it desires in the future on terms it considers reasonable or at all.



SIGNIFICANT DECLINES IN SELECTED END-USER MARKETS COULD ADVERSELY AFFECT TEXAS INSTRUMENTS.



     Texas Instruments' customer base includes companies in a wide range of industries, but Texas Instruments generates a significant amount of revenues from sales to customers in the telecommunications and computer industries. Within these industries, a large portion of Texas Instruments' revenues is generated by the sale of digital signal processors and analog integrated circuits to customers in the cellular phone, modem and hard disk drive segments of these industries. A significant decline in any one or several of these end-user markets could have a material adverse effect on the demand for Texas Instruments' products and its results of operations.



YEAR 2000 ISSUES COULD HAVE A SIGNIFICANT IMPACT ON TEXAS INSTRUMENTS AND THE MARKETS IT SERVES.



     Since 1995, Texas Instruments has been addressing Year 2000 issues that result from the use of two digit, rather than four digit, year dates in software. Texas Instruments has essentially completed the ownership, inventory, assessment and corrective action deployment phases of its Year 2000 effort for priority items in each program area: Information Technology, Physical Plant, Products and Extended Enterprise. There can be no assurance, however, that Texas Instruments has fully and accurately assessed its Year 2000 readiness or the effectiveness of its corrective actions, nor can there be any assurance that Texas Instruments' customers and suppliers will timely complete their respective Year 2000 efforts and avoid Year 2000 disruption.



INTERNATIONAL OPERATIONS EXPOSE TEXAS INSTRUMENTS TO CERTAIN CURRENCY FLUCTUATION AND OTHER RISKS.



     Texas Instruments operates in 25 countries worldwide and in 1998 derived in excess of 68% of its revenues from sales to locations outside the United States. Operating internationally exposes Texas Instruments to changes in the laws or policies, as well as the general economic conditions, of the various countries in which it operates, which could result in an adverse effect on Texas Instruments' business operations in such countries and its results of operations. Also, Texas Instruments uses forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on its non-U.S. dollar net balance sheet exposures. Nevertheless, in periods when the U.S. dollar strengthens in relation to the non-U.S. currencies in which Texas Instruments transacts business, the remeasurement of non-U.S. dollar transactions can have an adverse effect on Texas Instruments' non-U.S. business.

DEPENDENCE ON CERTAIN CUSTOMERS COULD BE DETRIMENTAL TO TEXAS INSTRUMENTS.



     While Texas Instruments generates revenues from thousands of customers worldwide, the loss of or significant curtailment of purchases by one or more of its top customers, including curtailments due to a change in the sourcing policies or practices of these customers, may adversely affect Texas Instruments' results of operations.



FAILURE TO RETAIN AND RECRUIT KEY PERSONNEL COULD BE DETRIMENTAL TO TEXAS INSTRUMENTS.



     Texas Instruments' continued success depends on the retention and recruitment of skilled personnel, including technical, marketing, management and staff personnel. Experienced personnel in the electronics industry are in high demand and competition for their skills is intense. There can be no assurance that Texas Instruments will be able to successfully retain and recruit the key personnel that it requires.



TELOGY NETWORKS STOCKHOLDERS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION.



     Information contained in this proxy statement/prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forward-looking terminology like "may," "will," "expect," "intend," "anticipate," "believe," "estimate" or "continue" or the negative thereof or other variations of those words or comparable terminology. All of these statements, including those regarding financial position, business strategy, projected costs and plans and objectives of management for future operations of Texas Instruments and Telogy Networks, are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. All forward-looking statements contained in this proxy statement/prospectus are expressly qualified in their entirety by the cautionary statements set forth in this proxy statement/prospectus. Neither Texas Instruments nor Telogy Networks undertakes any responsibility to update you on the occurrence of any anticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this proxy statement/prospectus.



     We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of Texas Instruments or its management:



     - Market demand for semiconductors, particularly for digital signal processors and analog chips in key markets, such as telecommunications and computers;



     - Texas Instruments' ability to develop, manufacture and market innovative products in a rapidly changing technological environment;



     - Texas Instruments' ability to compete in products and prices in an intensely competitive industry;



     - Texas Instruments' ability to maintain and enforce a strong intellectual property portfolio and obtain needed licenses from third parties;



     - Timely completion by customers and suppliers of their Year 2000 programs, accurate assessment of Texas Instruments' Year 2000 readiness and of risks associated with its current and past products, and effective implementation of contingency plans and corrective actions;



     - Timely completion of announced acquisitions;



     - Global economic, social and political conditions in the countries in which Texas Instruments and its customers and suppliers operate, including fluctuations in foreign currency exchange rates;



     - Losses or curtailments of purchases from key customers;



     - Texas Instruments' ability to recruit and retain skilled personnel;



     - Availability of raw materials and critical manufacturing equipment; and



     - Realization of savings from announced worldwide corporate restructuring efforts and consolidation of manufacturing operations.

                  SELECTED FINANCIAL DATA OF TEXAS INSTRUMENTS



     Set forth below is selected financial data for Texas Instruments for and as of the periods indicated. This selected financial data is only a summary and we urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations for Texas Instruments" and the financial statements and the related notes thereto of Texas Instruments contained in this proxy statement/prospectus.



                                                                       IN MILLIONS, EXCEPT PER-SHARE DATA
                                                                                                             THREE MONTHS
                                                                                                                 ENDED
                                                                YEAR ENDED ON DECEMBER 31,                     MARCH 31,
                                                   ----------------------------------------------------   -------------------
                                                     1998       1997       1996       1995       1994       1999       1998
                                                   --------   --------   --------   --------   --------   --------   --------
Net revenues.....................................  $  8,460   $  9,750   $  9,940   $ 11,409   $  8,608   $  2,039   $  2,187
                                                   --------   --------   --------   --------   --------   --------   --------
Operating costs and expenses:
  Cost of revenues...............................     5,394      6,067      7,146      7,401      5,725      1,111      1,517
  Research and development.......................     1,206      1,536      1,181        842        578        306        328
  Marketing, general and administrative..........     1,461      1,532      1,639      1,727      1,379        323        364
                                                   --------   --------   --------   --------   --------   --------   --------
        Total....................................     8,061      9,135      9,966      9,970      7,682      1,740      2,209
                                                   ========   ========   ========   ========   ========   ========   ========
Profit (loss) from operations....................       399        615        (26)     1,439        926        299        (22)
Other income (expense) net.......................       293        192         76         79          6         78         57
Interest on loans................................        75         94         73         48         45         18         18
Income (loss) from continuing operations before
  provision for income taxes and extraordinary
  item...........................................       617        713        (23)     1,470        887        359         17
Provision for income taxes.......................       210        411         23        474        295        115          6
Income (loss) from continuing operations before
  extraordinary item.............................       407        302        (46)       996        592        244         11
Discontinued operations:
  Income from operations.........................        --         52        109         92         99         --         --
  Gain on sale...................................        --      1,473         --         --         --         --         --
                                                   --------   --------   --------   --------   --------   --------   --------
Income before extraordinary item.................       407      1,827         63      1,088        691        244         11
Extraordinary item: extinguishment of debt.......        --        (22)        --         --         --         --         --
                                                   --------   --------   --------   --------   --------   --------   --------
Net income.......................................  $    407   $  1,805   $     63   $  1,088   $    691   $    244   $     11
                                                   ========   ========   ========   ========   ========   ========   ========
Diluted earnings (loss) per common share:
  Continuing operations before extraordinary
    item.........................................  $   1.02   $    .76   $   (.12)  $   2.58   $   1.56   $    .60   $    .03
Discontinued operations:
  Income from operations.........................        --        .13        .29        .23        .25         --         --
  Gain on sale...................................        --       3.70         --         --         --         --         --
Extraordinary item...............................        --       (.05)        --         --         --         --         --
                                                   --------   --------   --------   --------   --------   --------   --------
Net income.......................................  $   1.02   $   4.54   $    .17   $   2.81   $   1.81   $    .60   $    .03
                                                   ========   ========   ========   ========   ========   ========   ========
Basic earnings (loss) per common share:
  Continuing operations before extraordinary
    item.........................................  $   1.04   $    .78   $   (.12)  $   2.65   $   1.61   $    .62   $    .03
  Discontinued operations:
    Income from operations:......................        --        .14        .29        .25        .26         --         --
    Gain on sale.................................        --       3.82         --         --         --         --         --
  Extraordinary item.............................        --       (.05)        --         --         --         --         --
                                                   --------   --------   --------   --------   --------   --------   --------
Net income.......................................  $   1.04   $   4.69   $    .17   $   2.90   $   1.87   $    .62   $    .03
                                                   ========   ========   ========   ========   ========   ========   ========
Average common and dilutive potential common
  shares outstanding during year, in thousands...   400,929    397,727    379,388    387,262    381,709    404,252    399,980



                                                                              IN MILLIONS
                                                                           AS OF DECEMBER 31,                  AS OF
                                                              --------------------------------------------   MARCH 31,
                                                               1998      1997      1996     1995     1994      1999
                                                              -------   -------   ------   ------   ------   ---------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   540   $ 1,015   $  964   $1,364   $  760    $   893
Working capital.............................................    2,650     3,607    1,968    2,566    1,965      2,920
Total assets................................................   11,250    10,849    9,360    8,748    6,468     11,131
Long-term debt including current portion....................    1,294     1,357    2,011      831      820      1,249
Total stockholders' equity..................................    6,527     5,914    4,097    4,095    3,039      6,690

                   SELECTED FINANCIAL DATA OF TELOGY NETWORKS


     Telogy Networks is providing the following financial information as required by the SEC to aid you in your analysis of the financial aspects of the merger. Telogy Networks derived this information from its audited financial statements for 1994 through 1998 and its unaudited financial statements for the three months ended March 31, 1998 and 1999. The selected financial data set forth below are only a summary and we urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations for Telogy Networks" and the financial statements and the related notes thereto of Telogy Networks contained in this proxy statement/prospectus.


                                                                                       THREE MONTHS
                                                                                          ENDED
                                               YEAR ENDED DECEMBER 31,                  MARCH 31,
                                   -----------------------------------------------   ----------------
                                    1998      1997      1996      1995      1994      1999     1998
                                   -------   -------   -------   -------   -------   ------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.....................  $14,116   $ 4,235   $ 1,351   $    --   $    --   $4,419   $   788
Cost of revenues.................      959     1,303       416        --        --      424       188
                                   -------   -------   -------   -------   -------   ------   -------
  Gross profit...................   13,157     2,932       935        --        --    3,995       600
Operating expenses:
  Sales and marketing............    5,229     3,719     1,277       276        --    1,541       998
  Research and development.......    4,576     3,414     1,310     1,069        --    1,306     1,239
  General and administrative.....    4,548     1,658     1,283       681        --    1,154     1,074
                                   -------   -------   -------   -------   -------   ------   -------
          Total operating
            expenses.............   14,353     8,791     3,870     2,026        --    4,001     3,311
Operating loss...................   (1,196)   (5,859)   (2,935)   (2,026)       --       (6)   (2,711)
Interest income, net.............      868       289        55        11        --      215        57
Other income, net................      538        --        --        --        --      200         1
                                   -------   -------   -------   -------   -------   ------   -------
Income (loss) before taxes and
  discontinued operations........      210    (5,570)   (2,880)   (2,015)       --      409    (2,653)
Provision for income taxes.......      105        --        --        --        --       --        --
                                   -------   -------   -------   -------   -------   ------   -------
Net income (loss) from continuing
  operations.....................      105    (5,570)   (2,880)   (2,015)       --      409    (2,653)
Total income (loss) from
  discontinued operations........      242    (2,816)    1,251     1,505       161       --      (135)
                                   -------   -------   -------   -------   -------   ------   -------
Net income (loss)................  $   347   $(8,386)  $(1,629)  $  (510)  $   161   $  409   $(2,788)
                                   =======   =======   =======   =======   =======   ======   =======
Net income (loss) per common
  share from continuing
  operations:
  Basic and diluted..............    (1.81)    (1.86)    (1.00)    (0.80)       --    (2.21)    (0.88)
Net income (loss) per common
  share:
  Basic and diluted..............    (1.73)    (2.80)    (0.56)    (0.20)    (0.07)   (2.21)    (0.92)
Weighted average common shares
  outstanding....................    3,149     2,996     2,887     2,515     2,363    3,247     3,020

                                                      AS OF DECEMBER 31,                  AS OF
                                         --------------------------------------------   MARCH 31,
                                          1998      1997      1996     1995     1994      1999
                                         -------   -------   ------   ------   ------   ---------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............  $12,672   $ 6,786   $  407   $   91   $  822    $ 9,087
Working capital........................   19,180     5,649      592    1,043    1,799     11,687
Total assets...........................   25,753     9,910    5,109    3,985    4,155     25,578
Long-term debt including current
  portion..............................    1,000        --       --       --       --      1,000
Total stockholders' (deficit) equity...  (11,077)   (6,323)   1,999    2,055    2,554    (18,063)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION


                AND RESULTS OF OPERATIONS FOR TEXAS INSTRUMENTS



     Note: Throughout this proxy statement/prospectus, Texas Instruments' total financial results for 1998, 1997 and 1996 are reported with the memory business. Semiconductor results are reported without memory. The memory business was divested in the third quarter of 1998.



     On July 15, 1999, Texas Instruments announced that its Board of Directors had declared a two-for-one stock split in the form of a 100% stock dividend on the Texas Instruments common stock outstanding on July 30, 1999, which is expected to be paid on August 16, 1999. The information contained in this proxy statement/prospectus does not reflect this pending stock split. If the declared stock split is paid, all references in this proxy statement/prospectus to the number of shares of Texas Instruments common stock and exchange ratios should be multiplied by two and all references to Texas Instruments per share data and Texas Instruments common stock prices should be divided by two.



RESULTS OF OPERATIONS



  Three Months Ended March 31, 1999 Compared To Three Months Ended March 31,
1998



     Texas Instruments announced first-quarter 1999 diluted earnings per share
(EPS) of $0.60, an increase of $0.57 from the year-ago quarter. Compared to the fourth quarter of 1998, EPS was up $0.13, despite profit-sharing expenses for the quarter that increased $0.08 per share. This higher profit-sharing expense reflects management expectations of significantly increased operating margin in 1999 compared to 1998, which included the losses of the divested memory business.



     Texas Instruments' gross profit margin increased to 45.5%, compared with 30.6% in the year-ago quarter, and 44.1% in the fourth quarter of 1998.



     Semiconductor orders were strong, increasing 19% from a year ago, primarily reflecting increased demand for Texas Instruments' analog and digital signal processing products. Semiconductor orders increased 13% from the fourth quarter of 1998, primarily due to demand in analog products. Orders have increased sequentially for the past three quarters.



     Digital signal processor (DSP) revenues increased 16% from the year-ago quarter, driven primarily by strength in wireless communications and to a lesser extent the mass market, more than offsetting a decline in modems.



     During the quarter, Texas Instruments made good progress in expanding the use of DSPs into new applications and markets. Texas Instruments announced the industry's first use of DSP technology to enhance the performance of desktop color laser printers. Called xStream DSP(TM) Technology, the solution prints documents with complex color images and graphics in half the time of current printer technologies. The acquisition of Butterfly VLSI, Ltd. (Butterfly), adds expertise to address the emerging short-distance wireless market. And Texas Instruments and Liquid Audio, Inc. announced the development of hardware and software solutions that will enable digital music to be downloaded from the Internet for portable audio products.



     Financial Results. Texas Instruments' revenues for the first quarter of 1999 were $2039 million, compared to $2187 million in the first quarter of 1998. The decrease was due to the absence of revenue from the divested memory business. Revenues were up slightly from the fourth quarter of 1998. Texas Instruments' orders in the first quarter were $2230 million, up 4% from the year-ago quarter, and up 13% from the fourth quarter of 1998, due to strength across all businesses.



     Profit from operations was $299 million for the quarter, leading to an operating margin of 14.7%. In the year-ago quarter, loss from operations was $22 million. The improvement was primarily due to the non-recurrence of a special charge associated with the discontinuance of Texas Instruments' memory-chip manufacturing joint venture with Hitachi, Ltd., and, to a lesser extent, the absence of losses from the divested memory business. Profit from operations was up $29 million from the fourth quarter of 1998, notwithstanding increased profit-sharing expenses. Income for the quarter was $244 million compared with $11 million in the year-ago quarter, due primarily to the non-recurrence of a special charge associated with the discontinuance of Texas Instruments' memory-chip manufacturing joint venture with Hitachi, and, to a lesser extent, the absence of losses from the divested memory business.



     Results for the quarter include special charges of $24 million. These charges include $14 million related to the consolidation of semiconductor manufacturing operations in Japan, and $10 million for purchased in-process research and development associated with the previously announced acquisition of Butterfly.



     In the first quarter of 1998, there was a special charge of $219 million for discontinuing the dynamic random access memory (DRAM) manufacturing joint venture with Hitachi and $25 million for purchased in-process R&D.



     Results for the fourth quarter of 1998 included special charges of $72 million, substantially all of which was related to the closing of an assembly/test joint venture with Samsung Electronica, Lda. in Portugal and the sale of the Aversa, Italy plant.



     Excluding special items, operating margin for the quarter was 15.9%, up almost 6 percentage points from the year-ago quarter, EPS was $0.65, up $0.21 from the year-ago quarter and income for the quarter was $261 million, up 48% from the year-ago quarter. Texas Instruments believes that, for analytical purposes, the effect of these items should be excluded from operating results because they are not necessarily indicative of future operating results or of future financial condition. Additional information relating to these items appears below under the heading "Special Charges and Gains."



     Outlook. Texas Instruments expects increased growth in semiconductor in the second quarter, with revenues continuing to build through the year, based on continued strength in wireless, continued improvement in mass market, and recovery in hard disk drives (HDD). Higher second-quarter revenues also are expected from the calculator business, as it begins shipments for the back-to-school season.



     With the continuing improvement in the large end-equipment markets and the additional focus on emerging end-equipment businesses, Texas Instruments is raising its 1999 spending projections for R&D to $1.2 billion from $1.1 billion, and for capital to $1.3 billion from $1.0 billion.



     Wireless communications continues to be a significant market for Texas Instruments' DSP and analog products, driven by strong demand for digital cellular handsets. In 1998, Texas Instruments shipped 100 million DSPs into this market. Texas Instruments expects the number of digital handsets to grow about 50% in 1999, from 153 million in 1998 to 230 million this year. Texas Instruments expects continued strength for DSP and analog products in the mass market, as recent design-in successes move into production and DSPs continue to penetrate new application areas. Texas Instruments expects strength to build this year in its HDD business. Texas Instruments is the leading semiconductor supplier to the HDD industry, providing a range of analog, mixed-signal, DSP, and application-specific integrated circuit (ASIC) products. The HDD market has a growing need for DSPs to handle higher-density requirements, driven by the rise in Internet downloads.



     According to market analyst Forward Concepts, DSP sales are expected to increase 25% in 1999, to $4.4 billion, and reach $10.2 billion in 2002. Market analyst Dataquest estimates analog growth of 16% for the year.



     Semiconductors. Semiconductor revenues were up 5% from the first quarter of 1998, primarily due to gains in DSP. Semiconductor revenues were up 3% from the fourth quarter of 1998.



     DSP revenues increased 16% from the year-ago quarter. As has been typical in the first quarter, DSP revenues declined slightly from the fourth quarter, primarily due to seasonality in HDD, which offset record sequential growth in the DSP mass market of 27%. Analog revenues were up 4% from the year-ago quarter, driven by higher demand in wireless.

     Analog revenues were flat sequentially, limited by seasonal conditions in HDD and temporary manufacturing issues that have been resolved.



     Texas Instruments' remaining semiconductor revenues come from a broad range of products, including standard logic, ASICs, microcontrollers, and reduced instruction-set computing (RISC) microprocessors. Revenues for these combined areas declined from the year-ago quarter and increased from the fourth quarter.



     Semiconductor revenues included one-time royalty revenues.



     Semiconductor operating margins of 20.3% were down 2.1 percentage points from the year-ago quarter, primarily due to the accrual of increased profit-sharing expenses.



     During the quarter, Texas Instruments strengthened its product offerings with a number of new complementary analog and DSP catalog chips. Announcements included high-performance digital-to-analog converters designed to work with the 'C6000 DSP family for a wide range of video and graphics applications, and two new floating-point DSPs that bring low-cost precision to applications such as speech recognition, games and robotics. Additionally, Texas Instruments announced it was shipping samples of a single-chip digital baseband product for wireless cellular phones, the industry's first such device with transistor feature sizes of 0.18-micron drawn (0.15 L-effective). This highly integrated 'C5000 DSP-based device offers customers improved power, cost and space savings.



     Further strengthening Texas Instruments' DSP systems-level integration capabilities were licensing agreements that will expand Texas Instruments' embedded microprocessor portfolio. Licenses with MIPS Technologies, Inc. and NEC Corporation will provide Texas Instruments access to RISC cores, which combine with Texas Instruments' DSPs for applications such as communications and digital consumer devices.



     Highlighting Texas Instruments' continuing leadership in DSP and analog were recent reports from market analysts. Forward Concepts stated that Texas Instruments extended its lead in DSP to 47% market share, the only DSP vendor to gain share the last five years in a row. Dataquest named Texas Instruments as the number one supplier in analog for the second straight year, the only major supplier to gain share in each of the last three years.



     Materials & Controls (M&C). Revenues for the M&C business were $245 million, about even with the first quarter of 1998. Revenues were up 7% sequentially, primarily due to strength in the industrial market, including seasonal build in the heating, ventilation and air-conditioning (HVAC) area, and to a lesser extent, increased demand in Asia. Operating margin was 16.4%, up 1.6 percentage points from the year-ago quarter, primarily due to actions taken in support of M&C's best-cost producer strategy.



     In the TIRIS(TM) business, the Tag-it(TM) line pilot program was launched with British Airways in partnership with suppliers of luggage-handling equipment.



     Educational & Productivity Solutions (E&PS). Revenues for the E&PS business were up 7% from the first quarter of 1998 to $81 million, and about even with the fourth quarter. Revenues reflect the seasonal patterns of this business, with second and third quarters being the peak period for back-to-school shipments. Operating margin was 12.0%, up more than 10 percentage points from the year-ago quarter, and up almost 5 percentage points from the fourth quarter of 1998, due to significant improvements in operating costs.



     E&PS continues to grow its portfolio of educational products and services, which comprise its core focus. During the quarter, the business announced the TI-83 Plus, an upgradable graphing calculator enhanced with Flash ROM technology, new applications and more user-available memory, as well as the TI-30X IIS, Texas Instruments' first scientific calculator with a two-line display.



     Digital Imaging. Revenues in digital imaging declined from the year-ago quarter, primarily due to timing of new ultraportable product introductions and manufacturing issues associated with the transition to XGA resolution ultraportable products. The operating loss remained at about the level of the year-ago quarter.



     Three new ultraportable projectors were introduced by Texas Instruments' customers, including a third XGA resolution ultraportable and an SVGA ultraportable below $3,000 from InFocus(R). The ultraportable projector market continues to grow rapidly and Texas Instruments' Digital Light Processing(TM) (DLP(TM)) is well positioned.



     Additional Financial Information. During the first quarter of 1999, cash and cash equivalents plus short-term investments decreased by $40 million to $2209 million. The sale of the Micron subordinated note and other securities generated $172 million of cash. The acquisition of Butterfly required approximately $50 million of cash in the first quarter.



     First-quarter 1999 cash flow from operating activities net of additions to property, plant, and equipment was $15 million. First-quarter capital expenditures totaled $202 million, compared to $384 million in the first quarter of 1998, which included the divested memory business.



     During the first quarter of 1999, Texas Instruments continued to purchase shares of common stock as part of its program to reduce the potential dilutive effect of shares to be issued under employee stock options. Texas Instruments spent $98 million of cash for share purchases net of proceeds from sales and other common stock transactions.



     Depreciation for the first quarter of 1999 was $225 million, compared to $275 million in the same quarter a year ago. Depreciation for 1999 is projected at $1.0 billion.



     The income tax rate for the first quarter of 1999 was 32%, which is the estimated rate for the full year.



     At the end of the first quarter, the debt-to-total capital ratio was .16 versus .17 at the end of 1998.



  1998 Results of Operations Compared with 1997



     Texas Instruments' revenues for 1998 were $8460 million, down 13% from 1997, due primarily to lower prices in DRAMs, and to a lesser extent, to the absence of revenue due to the sale of the memory business. Operating margin was 4.7%, down from 6.3% in 1997, primarily due to lower DRAM prices, and to a lesser extent due about equally to the special charges associated with a worldwide restructuring of support functions and consolidation of manufacturing operations, and with the discontinuance of the memory-chip manufacturing joint venture with Hitachi, Ltd. Earnings per share were $1.02, compared with $0.76 for 1997.



     Other income for 1998 was $293 million, up $101 million from 1997 primarily due to an $83 million gain in 1998 on the sale of Texas Instruments' shares in the Texas Instruments-Acer joint venture to Acer Corporation. This was insufficient to offset the decline in operating margin, resulting in income before taxes of $617 million, down $96 million from 1997. Texas Instruments' orders were $8069 million for 1998, compared with $9796 million in 1997, primarily due to declines in memory orders.



     While income before taxes declined, income after taxes for the year was $407 million, up 35% from $302 million in 1997, due to the absence of the 1997 non-deductible acquisition-related R&D charge.



     During the fourth quarter, Texas Instruments essentially completed the restructuring announced in June of 1998. Annualized cost savings for the company are estimated to be $270 million.



     The results for the fourth quarter include special charges of $72 million, substantially all of which was related to the closing of an assembly/test joint venture with Samsung Electronica, Lda. in Portugal and the sale of the Aversa, Italy plant. Of the $72 million, $35 million was for severance, $35 million for other cash-related costs and $2 million for asset write-downs. Of the latter $35 million charge, $20 million was a cash payment required as part of an agreement with the third-party buyer of a materials & controls manufacturing operation in Europe. The balance was for previously-received government grants expected to be repaid as a result of the closing of the European semiconductor assembly operation. The year-ago quarter had a charge of $461 million for in-process R&D associated with the acquisition of Amati Communications Corporation, along with a pretax charge of $42 million for cost-reduction actions, primarily for severance in the materials & controls business.



     In addition to the fourth-quarter charges, 1998 earnings include special charges of $477 million, of which $219 million was cash payments for discontinuing the memory-chip manufacturing joint venture with Hitachi, Ltd., $25 million was for purchased in-process R&D and $233 million was for a worldwide restructuring of support functions and consolidation of manufacturing operations. Of the $233 million, $161 million was for severance, $55 million for asset write-downs, including accelerated depreciation on fixed assets phased out during 1998, and $17 million for vendor cancellation and lease charges. There was also an $83 million pretax gain in the year on the sale of Texas Instruments' shares in the Texas Instruments-Acer joint venture to Acer Corporation. In 1997, special pretax charges, in addition to those in the fourth quarter, were $100 million, primarily related to the sale of Texas Instruments' mobile computing business and the termination of joint-venture agreements in Thailand. There also was a $66 million special pretax gain for the sale of three businesses, the largest of which was software.



     Excluding the effect of the special items for 1998, operating margin for the year was 10.9%, income was $719 million and earnings per share were $1.79. Texas Instruments believes that, for analytical purposes, the effect of these items should be excluded from operating results because they are not necessarily indicative of future operating results or of future financial condition. Additional information relating to these items appears below under the heading "Special Charges and Gains."



     Semiconductor. For 1998, semiconductor revenues and operating margin were down slightly, and orders were down modestly, due to overall semiconductor market weakness.



     For the year, DSP revenues increased 29% to a record level, driven by wireless. Analog revenues declined 4% for the year, as strength in wireless was insufficient to offset weakness in other markets, particularly HDD. Collectively, Texas Instruments' remaining semiconductor product areas saw revenues down moderately from 1997, primarily due to overall semiconductor market weakness.



     In the fourth quarter, DSP and analog comprised 59% of Texas Instruments' semiconductor revenues. Texas Instruments expects modest sequential revenue growth in its semiconductor business in the first quarter of 1999, leading to moderate growth for the year, based on continuing strength in wireless and ongoing improvements in HDD and the mass markets. The HDD market represents a growing opportunity for Texas Instruments, due to its market leadership and extensive portfolio across the primary HDD integrated circuits (ASICs, read channels, pre-amps, and servo control).



     Texas Instruments expects that 1999 earnings will reflect continued improvement in semiconductor markets and the ongoing benefit of Texas Instruments' strategic positioning, as well as the cost reductions realized from completion of restructuring actions. In the first quarter, these improvements may be largely offset by the transition to increased profit sharing, as the company moves to higher operating margins. Profit-sharing expenses are accrued quarterly, based on the company's full-year estimated operating profit margin.



     Materials & Controls (M&C). For the full year, M&C revenues were down 1% due to weak Asian markets. Operating margin was up for the year to 15.0%, reflecting gains from the best-cost producer strategy. During 1998, plant closings took place in Canada and Michigan, restructuring and early retirements took place in Holland and Japan, and the Aversa, Italy plant was sold.



     Educational & Productivity Solutions (E&PS). For the year, the E&PS business showed a rise in operating margin of 3.4 percentage points to 16.6%, as a result of cost improvements.



     Digital Imaging. For 1998, the operation reduced its loss to one-half of the 1997 level and continues to make progress on product positioning and operational performance.



     Divested Activities. For 1998, memory revenues were down 60% and orders were down 62% from 1997 levels, primarily due to lower DRAM prices, with the balance due to the divestiture of the memory business in the third quarter of 1998. Loss from memory operations was $498 million, versus a loss of $192 million in 1997.



     Financial Condition. During 1998, cash and cash equivalents plus short-term investments decreased by $771 million to $2249 million. The discontinuance of the joint venture with Hitachi and the acquisition of those operating assets (which were subsequently included in the sale of the memory business) required approximately $300 million of cash in the first quarter. In addition, $91 million of cash was used to purchase the remaining outstanding shares of Amati Communications Corporation's common stock in the first quarter. Under the terms of the sale of Texas Instruments' memory business to Micron Technology, Texas Instruments provided $550 million of cash financing to Micron in the third quarter. At closing, Texas Instruments deferred an estimated pretax gain of $127 million on the sale until the recovery of the Texas Instruments-provided financing. In the fourth quarter, Texas Instruments made an additional $130 million payment to Micron as part of the contractually required working capital.



     In the memory transaction, Texas Instruments received approximately 28.9 million shares of Micron common stock, $740 million face value of a 6.5% convertible note and $210 million face value of a 6.5% subordinated note. These securities were originally valued at $1717 million. At year-end, market value was $2441 million. Market value changes, net of tax, are recorded as an adjustment to stockholders' equity.



     Approximately $300 million of grants from the Italian government to Texas Instruments' former memory operations in Italy are being reviewed in the ordinary course by government auditors. Texas Instruments understands that these auditors are questioning whether some of the grants were applied to purposes outside the scope of the grants. Texas Instruments' deferred gain on the sale of its memory business may be reduced to the extent that any grants are determined to have been misapplied. Also, Texas Instruments understands that an Italian prosecutor is conducting a criminal investigation concerning a portion of the grants relating to specified research and development activities. Texas Instruments believes that the grants were obtained and used in compliance with applicable law and contractual obligations.



     Cash flow from operating activities net of additions to property, plant and equipment was $220 million in 1998.



     Capital expenditures totaled $1031 million for 1998 versus $1238 million for 1997. Depreciation was $1169 million for 1998 compared to $1109 million for 1997. Authorizations for future capital expenditures were $541 million at December 31, 1998. Texas Instruments' capital expenditures for 1999 are forecast to be level with 1998 at $1.0 billion. Depreciation for 1999 is expected to be $1.0 billion. R&D is expected to be $1.1 billion, versus $1.2 billion in 1998.



     Texas Instruments maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $669 million at December 31, 1998. Of this amount, $600 million exists to support commercial paper borrowings or short-term bank loans.



     During 1998, Texas Instruments repurchased approximately 4.5 million shares of common stock, at a cost of $294 million, as a part of its previously stated intent to neutralize the potential dilutive effect of shares to be issued under employee stock options.



     At the end of 1998, the debt-to-total-capital ratio was .17, compared to the 1997 year-end value of .19.



     As previously announced, the timing of Texas Instruments' dividend declarations in 1998 was moved, effective March 1998, from the third month of a quarter to the first month of the following quarter. As a result of this one-time lag, 1998 contains three rather than four dividend declarations.



     Market Risk Sensitive Instruments. The U.S. dollar is the functional currency for financial reporting. In this regard, Texas Instruments uses forward currency exchange contracts, including lira note currency swaps, to minimize the adverse earnings impact from the effect of exchange rate fluctuations on Texas Instruments' non-U.S. dollar net balance sheet exposures. For example, at year-end 1998, Texas Instruments had forward currency exchange contracts outstanding of $756 million (including $161 million to sell yen, $132 million to buy lira and $105 million to buy deutsche marks). Similar hedging activities existed at year-end 1997. Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these exchange contracts and swaps, a hypothetical 10% plus or minus fluctuation in non-U.S. currency exchange rates would not be expected to have a material earnings impact, e.g., based on year-end 1998 balances and rates, a pretax currency exchange gain or loss of $6 million.



     Texas Instruments has interest rate swaps that change the characteristics of the interest payments on its $300 million of 6.125% notes due 2006 from fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on the Texas Instruments' long-term debt which, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to reduce interest expense by $3 million in 1998. The year-end 1998 effective interest rate for the $300 million of notes due 2006, including the effect of the swaps, was approximately 4.6% (5.1% at year-end 1997). These swaps are sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from year-end 1998 rates, annual pretax interest expense would increase (decrease) by $3 million.



     Texas Instruments' long-term debt has a fair value, based on current interest rates, of approximately $1346 million at year-end 1998 ($1390 million at year-end 1997). Fair value will vary as interest rates change. The following table presents the aggregate maturities and historical cost amounts of the debt principal and related weighted-average interest rates by maturity dates at year-end 1998:



                                                             MILLIONS OF DOLLARS
                                              U.S. DOLLAR    AVERAGE        LIRA       AVERAGE
                                              FIXED-RATE     INTEREST    FIXED-RATE    INTEREST
MATURITY DATE                                    DEBT          RATE         DEBT         RATE
-------------                                 -----------    --------    ----------    --------
1999........................................    $  235         6.74%        $ 32         5.25%
2000........................................       274         6.81%          38         5.09%
2001........................................       105         7.90%          30         4.95%
2002........................................        --          n/a           27         4.73%
2003........................................       133         8.47%          28         4.74%
Thereafter..................................       356         6.40%          36         4.53%
                                                ------         ----         ----         ----
          Total.............................    $1,103         6.97%        $191         4.89%
                                                ======         ====         ====         ====



     Total long-term debt historical cost amount at year-end 1998 was $1294 million.



     Texas Instruments' cash equivalents and short-term investments are debt securities with remaining maturities within three months (cash equivalents) and beyond three months and within 13 months (short-term investments). Their aggregate fair value and carrying amount was $1771 million at year-end 1998 ($2566 million at year-end 1997). Fair value will vary as interest rates change. The following table presents the aggregate maturities of cash equivalents and short-term investments and related weighted-average interest rates by maturity dates at year-end 1998:



                                                           MILLIONS OF DOLLARS
                                                            CASH
                                                       EQUIVALENTS AND    AVERAGE
                                                         SHORT-TERM       INTEREST
MATURITY DATE                                            INVESTMENTS        RATE
-------------                                          ---------------    --------
1999.................................................      $1,681           5.32%
2000.................................................          90           5.12%
                                                           ------           ----
          Total......................................      $1,771           5.31%
                                                           ======           ====



     Texas Instruments' investments at year-end 1998 consisted of the following (amounts at year-end 1997 were not material):



     - Equity investments -- primarily 28,933,092 Micron common shares acquired in 1998, along with several other publicly traded investments.

     - Debt investments -- 6.5% Micron convertible and subordinated notes acquired in 1998. The convertible note (convertible into 12,333,358 Micron common shares at $60 per share) and the subordinated note have face amounts of $740 million and $210 million. The notes, which mature 2005, have a weighted-average imputed interest rate of 8.7%.



     - TI Ventures -- an externally managed venture fund that invests in the development of new markets. As of year-end 1998, it had invested in 14 companies focused on next-generation applications of digital signal processors.



     - Other investments -- consist of mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.



     The equity investments (fair value of $1516 million) and venture fund (fair value of $37 million) are sensitive to equity price changes. For example, if prices of the equity investments increase or decrease 10%, Texas Instruments would record an increase or decrease in stockholders' equity of $152 million. Similarly, if prices for the venture fund increase or decrease 10%, the company would record an increase or decrease in other income (expense) of $4 million. Changes in prices of the other investments are expected to offset related changes in deferred compensation liabilities such that a 10% increase or decrease in investment prices would not affect operating results.



     Fair value of the debt investments ($978 million) will vary as interest rates change (and also for the convertible note, as the underlying equity share price changes). The following table presents the aggregate historical cost maturities of debt investments and related weighted-average interest rates by maturity dates:



                                                               MILLIONS OF DOLLARS
                                                                            AVERAGE
                                                                 DEBT       INTEREST
                       MATURITY DATE                          INVESTMENTS     RATE
                       -------------                          -----------   --------
1999 -- 2004................................................     None          N/A
2005........................................................     $839          8.7%



  1997 Results of Operations Compared with 1996



                                                                                CHANGE IN
                                                                CHANGE IN          NET
                                                                 ORDERS,        REVENUES,
                          BUSINESS                            1997 VS. 1996   1997 VS. 1996
                          --------                            -------------   -------------
Semiconductor...............................................      up 25%          up 21%
Material & Controls.........................................       up 9%           up 7%
Educational & Productivity Solutions........................       up 5%           up 6%
                                                                  -----          ------
          Total Texas Instruments...........................       up 6%         down 2%
                                                                  -----          ------
          Total Texas Instruments excluding businesses
            sold............................................      up 22%          up 19%



     Texas Instruments' orders in 1997 were $9796 million, compared with $9268 million in 1996. Net revenues in 1997 were $9750 million, compared with $9940 million in 1996. Financial results in 1997 and 1996 included revenues from Texas Instruments' businesses that have been sold, primarily memory, software, mobile computing and printers.



     Net income for 1997 was $1805 million, which consisted of income from continuing operations of $302 million, income from the discontinued defense business of $52 million, gain on the sale of the discontinued defense business of $1473 million, and an extraordinary charge of $22 million associated with debt retirement. On a similar basis, net income for 1996 was $63 million, which consisted of a loss from continuing operations of $46 million and income from the discontinued defense business of $109 million. Earnings per share were $0.76 for 1997, compared with a loss of $0.12 in 1996.

     Profit from operations in 1997 was $615 million, versus a loss of $26 million in 1996. The improvement was primarily due to higher semiconductor profits, and to a lesser degree, due to the absence of losses from the sold businesses, primarily memory, software and mobile computing. In 1996, these sold businesses lost $229 million more than in 1997.



     Results for the fourth quarter include a charge of $461 million for in-process R&D associated with the acquisition of Amati Communications Corporation, along with a pretax charge of $42 million for cost reduction actions, primarily in the materials & controls business. In addition to the fourth-quarter charges, the 1997 earnings include previously announced special pretax charges of $56 million, primarily related to the sale of Texas Instruments' mobile computing business, and $44 million for the termination of joint-venture agreements in Thailand.



     Results for 1997 also include a $66 million gain for the sale of three businesses, the largest of which was software. The total of the 1997 special items is equivalent to $1.27 per share. In 1996, special charges were $400 million before taxes, with $208 million being in the fourth quarter. These charges were equivalent to $0.86 per share for the year.



     Results for 1997 also included an accrual for profit sharing of $122 million, which was 7.82% of eligible payroll. There was no profit sharing in 1996.



     Excluding these divested activities, Texas Instruments' orders were up 22% for the year and revenues were up 19%, primarily due to growth in semiconductor.



     Royalty revenues in 1997 were essentially steady with 1996.



     Interest income for 1997 was up $84 million from 1996, primarily as a result of investment of net proceeds from the sale of the defense business to Raytheon.



     The income tax rate for 1997 was 35%.



     Texas Instruments' backlog of unfilled orders as of December 31, 1997, was $1623 million, unchanged from year-end 1996.



     R&D for 1997 was $1075 million, excluding the $461 million charge for in-process R&D associated with the Amati acquisition, compared with $989 million in 1996, excluding the $192 million charge for in-process R&D associated with the SSi acquisition.



     Capital expenditures were $1238 million in 1997, compared with $2063 million in 1996. Depreciation for 1997 was $1109 million compared with $904 million in 1996.



     Excluding the effect of the special items for 1997, operating margin was 12.4%, income was $809 million and earnings per share were $2.03. Texas Instruments believes that, for analytical purposes, the effect of these items should be excluded from operating results because they are not necessarily indicative of future operating results or of future financial condition. Additional information relating to these items appears below under the heading "Special Charges and Gains."



     Semiconductor: Orders in semiconductor for 1997 were $6610 million, up 25% from $5267 million in 1996. The increase resulted from strong demand for digital signal processing solutions (DSPS), as DSPS orders increased over 40%. Semiconductor revenues were $6514 million, up 21% from $5385 million in 1996. The increase in semiconductor resulted from an increase of more than 35% in DSPS revenues due to increased shipments.



     For the fourth quarter, semiconductor revenues, which include royalties from semiconductor patent licenses, represented about 71% of Texas Instruments' revenues. Digital signal processors plus mixed signal/analog represented about 54% of semiconductor. The remainder of semiconductor consists primarily of a broad range of advanced products, including application-specific integrated circuits, reduced instruction-set microprocessors, microcontrollers and standard logic.

     Revenues reached record levels for digital signal processing for both the year and the fourth quarter. Mixed-signal/analog also had a strong year, with record revenues for the year and fourth quarter, growing more than twice as fast as the market in 1997.



     Texas Instruments' other semiconductor products, such as microcontrollers and application-specific integrated circuits, made good progress in growth and profitability in 1997.



     Semiconductor profit from operations increased from $1012 million in 1996 to $1546 million in 1997, and operating margin improved from 18.8% to 23.7%. Results particularly benefited from higher DSPS shipments.



     Materials & Controls (M&C). Orders in M&C of $972 million were up from $896 million in 1996, primarily due to TIRIS. Revenues of $954 million were up $64 million from 1996 due primarily to the growing acceptance of TIRIS in automotive applications. PFO increased from $90 million in 1996 to $123 million in 1997, with operating margin improving from 10.1% to 12.9%. The increase was due primarily to manufacturing cost reduction.



     Educational & Productivity Solutions (E&PS). Orders in E&PS were $448 million, up $22 million from 1996 as a result of continued growth in instructional calculators. Revenues were $447 million, an increase of $24 million from 1996 also as a result of growth in instructional calculators. Profit from operations increased from $56 million in 1996 to $59 million in 1997, and operating margin remained flat at 13.2%.



     Digital Imaging. Texas Instruments' digital imaging business continued to make progress throughout 1997, further focusing its strategy on key market opportunities.



     Divested Activities. Revenues for memory decreased $400 million in 1997, compared to 1996, as DRAM prices continued to decline sharply.



SPECIAL CHARGES AND GAINS



  First Quarter of 1999



     In the first quarter of 1999, Texas Instruments announced a consolidation of semiconductor manufacturing operations in Japan to improve manufacturing efficiencies and reduce costs. This action resulted in a pretax charge of $14 million in the first quarter, of which $13 million was for severance for the elimination of 153 jobs in Hatogaya, Japan, and $1 million for other related costs. At March 31, 1999, the pay-out of the severance cost obligation had not yet begun. Of the $14 million charge, $11 million was included in cost of revenues and $3 million in marketing, general and administrative expense. The primary benefit from this consolidation action was reduced people costs which were estimated to reach $11 million annually. The benefit was expected to begin in the fourth quarter of 1999.



     In connection with Texas Instruments' acquisition of Butterfly in the first quarter of 1999, Texas Instruments recorded a charge of $10 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The purchased R&D projects were assessed, analyzed and valued within the context and framework articulated by the Securities and Exchange Commission.



     Butterfly's research and development relates to short distance wireless semiconductor and systems technology. This technology is used to achieve higher data rates at 2.4 GHz and above frequencies for use in voice-plus-data transmission products.



     Significant assumptions used in determining the value of purchased R&D for Butterfly included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 2000. The discount rate selected for Butterfly's in-process technologies was 25%.



     At the time of the acquisition, Butterfly management estimated the remaining cost and time to complete the purchased R&D projects to be $5 million and 264 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. Texas Instruments expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Such uncertainties could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully complete and commercialize the projects. Texas Instruments' management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.



  Fourth Quarter of 1998



     In the fourth quarter of 1998, Texas Instruments took further steps to enhance manufacturing efficiency, including the announced closing of a semiconductor assembly operation and sale of a materials & controls manufacturing operation, both in Europe. The sale was completed on December 31, 1998. The primary benefit from these actions was the consolidation of manufacturing facilities, which increased efficiencies and reduced manufacturing costs. Estimated savings from such actions were approximately $24 million annually. The benefit was expected to begin in the first quarter of 1999. The assembly operation closing, which is ongoing, affected 740 employees. As a result of these actions, Texas Instruments took a fourth-quarter 1998 pretax charge of $72 million, of which $27 million was included in cost of revenues, $24 million in other income (expense) net and $21 million in marketing, general and administrative expense. Of this $72 million charge, $35 million was for severance, $35 million for other cash-related costs and $2 million for asset write-downs, primarily to adjust fixed assets in the European materials & controls operation to actual sale value. Of the $35 million severance charge, $19 million had been paid by year-end 1998 and $16 million will be paid in 1999. Of the other $35 million charge, $20 million was a cash payment required as part of an agreement with the third-party buyer of a materials and controls manufacturing operation in Europe. The balance was for previously-received government grants expected to be repaid as a result of the closing of the European semiconductor assembly operation.



  Third Quarter of 1998



     In the third quarter of 1998, Texas Instruments recorded a $14 million charge for accelerated depreciation on fixed assets primarily located in a semiconductor manufacturing facility in Singapore. This action was taken in connection with the severance/manufacturing efficiency program announced during the second quarter of 1998 (which program is more fully described below under the heading Second Quarter of 1998). This asset write-down charge was included in cost of revenues.



  Second Quarter of 1998



     In the second quarter of 1998, Texas Instruments announced that, as a result of the various business divestitures over the past several years, the pending sale of its memory business (subsequently completed in September 1998), and weakness at that time in the semiconductor market environment, it was implementing a severance/manufacturing efficiency program in order to more closely match the size and cost of its support functions with Texas Instruments' overall size and to further combine manufacturing resources for more efficient operations. The primary benefit from this severance/manufacturing efficiency program was reduced people costs; total benefits were estimated to reach $270 million annually. The benefit was expected to begin in the third quarter of 1998.



     The program, which primarily affected Texas Instruments' corporate activities and semiconductor business, included the elimination of 3,441 jobs around the world through voluntary programs, attrition, outsourcing and layoffs, as well as the closing of several facilities. As a result, Texas Instruments took a pretax charge of $219 million in the second quarter of 1998, of which $126 million was included in marketing, general and administrative expense and $93 million in cost of revenues. Of the $219 million charge, $161 million was for severance, $41 million for asset write-downs and $17 million for vendor cancellation and lease charges.

     Of the $41 million for asset write-downs, $25 million was for U.S. semiconductor inventories and $16 million was for fixed assets, primarily accelerated depreciation on assets phased out during 1998 in connection with the winding down of production at a semiconductor manufacturing facility located in Singapore. The primary benefits from this consolidation action were increased efficiencies and reduced manufacturing costs. Estimated savings from such actions were approximately $9 million annually. The benefit was expected to begin in the fourth quarter of 1998.



     Of the $17 million for vendor cancellation and lease charges, $15 million was for required vendor fees for cancellation of purchase contracts for chemicals, supplies and equipment as a result of a U.S. facility shutdown.



     At year-end 1998, the program had essentially been completed, with most severance costs paid except for $49 million, which will primarily be paid in 1999. Of the 3,441 jobs, 3,260 had been eliminated, and 181 will be eliminated in 1999.



     In the second quarter of 1998, Texas Instruments sold its shares in the Texas Instruments-Acer DRAM semiconductor manufacturing joint venture to Acer Corporation for $120 million in cash. This sale resulted in a pretax gain of $83 million, included in other income.



  First Quarter of 1998



     In the first quarter of 1998, Texas Instruments' U.S. DRAM semiconductor manufacturing joint venture with Hitachi, Ltd. was discontinued as a result of a combination of severe price declines and overcapacity in the DRAM market. As part of this first quarter discontinuance, Texas Instruments purchased the assets of the venture for approximately $98 million. Also as part of this first quarter discontinuance, Texas Instruments and Hitachi decided to assume and share equally in the payment of the venture's obligations. Texas Instruments' share of those payments was $219 million, which was paid and charged to cost of revenues in the first quarter.



     In connection with Texas Instruments' acquisitions of GO DSP and Spectron, both of which occurred in the first quarter of 1998, Texas Instruments recorded charges of $10 million and $15 million for purchased in-process R&D (purchased R&D), based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.



     GO DSP's and Spectron's research and development related to DSP software tools. These software tools, which include real-time operating systems, allow DSP systems developers to improve productivity and reduce time-to-market. Texas Instruments' goal in these acquisitions was to extend its leadership in digital signal processing solutions by offering, a complete development environment, simplifying DSP development, and making Texas Instruments' DSP solutions even more attractive for a broad range of fast-growing markets.



     Significant assumptions used in determining the value of purchased R&D for GO DSP and Spectron included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in late 1998. The discount rate selected for GO DSP's and Spectron's in-process technologies was 30%.



     At the time of the acquisitions, GO DSP and Spectron management estimated the remaining cost and time to complete the purchased R&D projects was approximately $7 million and 540 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. All the in-process projects were essentially completed on schedule. Texas Instruments expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully commercialize the projects. Texas Instruments management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.



  Fourth Quarter of 1997



     In connection with Texas Instruments' acquisition of Amati Communications Corporations (Amati) in the fourth quarter of 1997, Texas Instruments recorded a charge of $461 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.



     Amati's research and development related to Digital Subscriber Line (DSL) system designs for the Internet and other uses. DSL technology targets the local exchange carrier market since the technology permits the transmission of data at high speeds over the existing copper lines of the local exchange carriers. Currently, analog modems are noted as being slow in their transmission speed, and ADSL digital processing technology is expected to fill the need for additional bandwidth requirements. VDSL transmits high-speed data over short reaches of twisted-pair copper telephone wire, with a range of speeds that depends on actual line length.



     Significant assumptions used in determining the value of purchased R&D for Amati included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 1999. The discount rate selected for Amati's in-process technologies was 30%.



     At the time of the acquisition, Amati management estimated the remaining cost to complete the purchased R&D projects to be approximately $13 million with a remaining time requirement of approximately 1,300 engineer-months. The term "engineer-month" refers to the average amount of research work to be performed by an engineer in a month. All the in-process projects were essentially completed on schedule. Several products have been released, and although the DSL market has developed more slowly than expected, Texas Instruments expects improvements in the near term in Internet-related demand. As this occurs, Texas Instruments will be one of a very few suppliers who have demonstrated interoperability and standards compliance. Thus, Texas Instruments expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully commercialize the projects. Texas Instruments' management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.



     In the fourth quarter of 1997, Texas Instruments took a pretax charge of $42 million, of which $30 million was included in cost of revenues and $12 million in marketing, general and administrative expense, primarily for severance costs related to cost-reduction actions by the materials & controls business. These actions, which are expected to be completed in first-quarter 1999, affected approximately 260 employees. The terminated employees were in plants located in Holland, Italy, Canada and Michigan. The primary benefit from this materials & controls action was reduced people costs, which were estimated to reach $20 million annually. The benefit was expected to begin in the first quarter of 1998.



  Second Quarter of 1997



     In the second quarter of 1997, Texas Instruments sold several activities, principally software, for a pre-tax gain of $66 million, after transaction costs. These transaction costs totaled $54 million and included severance of $17 million for 372 employees, who left Texas Instruments within three months of the related divestitures, $24 million for vendor and warranty obligations, $4 million for professional fees, and $9 million for various other costs. The primary benefit from the related divestitures was the cessation of the software business, which was operating at a loss of approximately $28 million in the first half of 1997.



  First Quarter of 1997



     In the first quarter of 1997, Texas Instruments sold its mobile computing business and terminated its digital imaging printing development program. The primary benefits from these actions were the divestiture of a business operating at a loss and the termination of the research and development program. The divested business had a $180 million loss in 1996. The cost of the research and development program in 1996 was $32 million. As a result of these actions, Texas Instruments took a first-quarter pretax charge of $56 million, of which $28 million was included in cost of revenues and $28 million in marketing, general and administrative expense. Of this $56 million charge, $27 million was for severance for involuntary reductions worldwide. These severance actions were essentially completed by the end of the quarter and affected approximately 1,045 employees. The balance of $29 million was for other costs associated with the business sale and program termination, including vendor cancellation and lease charges. Essentially all costs were paid in 1998.



  Fourth Quarter of 1996



     In the fourth quarter of 1996, Texas Instruments took a pretax charge of $208 million, of which $169 million was included in cost of revenues and $39 million was included in marketing, general and administrative expense. Of the $208 million, $91 million was for severance for employment reduction actions in the United States and selected reductions worldwide. The primary benefit from these actions was reduced people costs, which were estimated to reach $195 million annually. The benefit was expected to begin in the first quarter of 1997. These actions, which primarily involved the semiconductor business as well as divested activities, were essentially completed by year-end 1996 and affected approximately 2,600 employees. Of the severance cost of $91 million, $34 million was paid in 1996 and $57 million was paid in 1997.



     The balance of this charge, $117 million, was for vendor cancellation and other cash-related costs of $47 million and asset write-downs of $70 million on several product lines, primarily mobile computing, an operation divested in first-quarter 1997. The asset write-downs were to adjust inventory and fixed assets to actual sale value. Of the $70 million asset write-downs charges, $54 million was for mobile computing.



     With respect to this $54 million charge, $47 million was for inventory and $7 million was for fixed assets. The balance of $16 million included a $6 million charge against operating assets for the impact of the expected first quarter 1997 termination of Texas Instruments' digital imaging printing development program. The benefit of this action is described above under the heading First Quarter of 1997. The remainder, $10 million, was to write down the operating assets of Texas Instruments' Telecom business, which was held for sale, and sold in the second quarter of 1997 for a nominal gain. The primary benefit from this action was the divestiture of a business operating at a loss ($14 million in 1996).



  Third Quarter of 1996



     In connection with Texas Instruments' acquisitions of Silicon Systems, Inc.
(SSi) in the third quarter of 1996, Texas Instruments recorded a charge of $192 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.



     SSi's research and development related to analog technology for hard disk drives and removable storage devices. Historically, SSi had primarily emphasized producing integrated circuits for the hard disk drive market. As of the acquisition date, SSi's product development activities for this market had been expanded to include other magnetic optical storage devices that require advanced technology and performance.



     Significant assumptions used in determining the value of purchased R&D for SSi included projected operating cash flows and the discount rate. Projected operating cash flows were expected to commence in late 1996. The discount rate selected for SSi's in-process technologies was 22%.



     At the time of the acquisition SSi management estimated the remaining cost to complete the purchased R&D projects to be approximately $16 million, over a 9-month period. All the in-process projects were essentially completed on schedule. Texas Instruments expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Texas Instruments is unable to successfully commercialize the projects. Texas Instruments' management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.



YEAR 2000



     Since 1995, Texas Instruments has been actively engaged in addressing Year 2000 (Y2K) issues. These result from the use of two-digit, rather than four-digit, year dates in software, a practice which could cause date-sensitive systems to malfunction or fail because they may not recognize or process date information correctly.



     State of Readiness: To manage its Y2K program, Texas Instruments has divided its efforts into four program areas:



     - Information Technology (computer hardware, software and electronic data interchange (EDI) interfaces);



     - Physical Plant (manufacturing equipment and facilities);



     - Products (including product development); and



     - Extended Enterprise (suppliers and customers).



     For each of these program areas, Texas Instruments has used a four-step approach:



     - Ownership (creating awareness, assigning tasks);



     - Inventory (listing items to be assessed for Y2K readiness);



     - Assessment (prioritizing the inventoried items, assessing their Y2K readiness, planning corrective actions, making initial contingency plans); and



     - Corrective Action Deployment (implementing corrective actions, verifying implementation, finalizing contingency plans).



     At June 30, 1999, the Ownership, Inventory, Assessment and Corrective Action Deployment steps were essentially complete for priority items in each of the four program areas. Texas Instruments considers priority items to be those that could significantly disrupt Texas Instruments' business operations.



     Further discussion of the status as of June 30, 1999, by program area follows:



     - Information Technology: Corrective actions have been deployed for substantially all of Texas Instruments' legacy business strategic information systems (manufacturing, marketing, financial and human resources). In the ordinary course of business, Texas Instruments continues to install new business systems as appropriate. Verification of Y2K readiness is incorporated into the process of implementing these new systems. Corrective action deployment of infrastructure hardware and software that support Texas Instruments' enterprise-wide networks and servers is essentially complete. Texas Instruments has also deployed an assessment tool and corrective action process for desktop computers. Texas Instruments' EDI interfaces have been tested with major customers and suppliers, and Texas Instruments believes that those interfaces are Y2K ready.



     - Physical Plant: Corrective action deployment for manufacturing equipment and facilities is essentially complete.



     - Products: Texas Instruments is essentially complete with the Y2K readiness assessment of its products and is providing product status information on its company web site. Divested product lines were not part of this assessment. The effort has included semiconductor devices sold within the past five years. Texas Instruments' assessment indicates that the majority of semiconductor products either have no date logic or are programmable devices that require customer assessment of any software and firmware or other elements added by or at the request of Texas Instruments' customers. The likelihood and extent of Y2K problems relating to devices that require customer assessment are unknown. Texas Instruments has identified date-related issues with certain of Texas Instruments' semiconductor application software development tools and is providing corrective software patches. Texas Instruments believes these development tool issues are unlikely to cause significant problems for Texas Instruments customers. Assessment of products of the materials & controls, educational & productivity solutions, and digital light processing businesses indicates they are either Y2K ready or have no date logic.



     - Extended Enterprise: Texas Instruments' Y2K supplier program has attempted to assess the readiness of Texas Instruments suppliers, focusing on those that could significantly disrupt Texas Instruments' business operations. Texas Instruments began contacting its suppliers in 1997 to assess their readiness. This effort has included sending Y2K surveys and conducting onsite Y2K reviews with selected suppliers. Texas Instruments' assessment of its critical suppliers is essentially complete, and contingency plans have been developed for those suppliers that were not assessed Y2K ready by June 30. Texas Instruments also has discussed Y2K status with selected strategic customers.



     Other Activities: Texas Instruments continues to review Y2K issues relating to its information technology, physical plant, products, suppliers and customers. As noted above, Texas Instruments has developed a set of contingency plans as of June 30, 1999 on the basis of information available as of that time. It will refine those plans and implement them as needed in response to further information gathered through the end of the year. In addition, Texas Instruments intends to take actions to verify and maintain its Y2K readiness and finalize its year-end operating plan (for example, its plan for staffing to address Y2K issues that arise during the transition to 2000).



     Costs to Address Y2K Issues: Texas Instruments' estimated aggregate costs for its Y2K activities from 1995 through 2000 are expected to range from $65 million to $75 million. Through June 30, 1999, Texas Instruments has spent approximately $60 million.



     Risks of Y2K Issues and Contingency Plans: Texas Instruments' contingency planning process is intended to mitigate worst-case business disruptions. Texas Instruments believes that its most reasonably likely worst-case Y2K scenario would relate to disruption of supply from third parties as a result of Y2K problems experienced by those parties or their suppliers. Texas Instruments' manufacturing, sales and service operations are dependent on an ongoing supply of infrastructure services (such as electricity, water and telecommunication services), materials and equipment spare parts from third parties as well as third-party transportation services. In many cases, Texas Instruments depends on a limited number of suppliers for those services and materials. A disruption in supply could interrupt manufacturing operations and result in damage to work as well as delays in product deliveries to customers. These results could affect Texas Instruments' revenues and lead to claims by customers against Texas Instruments. As part of contingency planning to address these risks, Texas Instruments is considering alternatives such as the creation of buffer inventories of critical supplies and identification of alternative suppliers.



     Texas Instruments' customers may experience Y2K disruptions that affect the quantity or timing of their orders to Texas Instruments or their ability to make timely payment. If these disruptions occur, Texas Instruments' revenues and cash flow may be affected. Texas Instruments cannot predict the likelihood of these disruptions or the extent of their impact on Texas Instruments. It is unknown whether customers will change their spending patterns in preparation for the Year 2000 (for example, by accelerating or delaying orders).



     Certain discontinued products and divested product lines present Y2K issues. In the event of product failure, these issues could expose Texas Instruments to product liability or other types of claims. It is difficult to predict the extent of potential liability. However, for several reasons, Texas Instruments does not expect these issues to result in any claim that will have a material effect on its results of operations. The reasons include the age of the products (resulting in many being retired from service or upgraded before the Year 2000), expiration of applicable warranty periods, widespread customer awareness of Y2K risks, and the efforts of Texas Instruments and the acquirers of its divested product lines to alert customers to Y2K issues affecting the products. Texas Instruments continues to review legal risks that may be associated with discontinued products and divested product lines.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                 AND RESULTS OF OPERATIONS FOR TELOGY NETWORKS

     Telogy Networks was founded in 1989 as a contract research and development company. In July 1997, Telogy Networks' board of directors decided to exit the contract research and development business to focus on the development of embedded software for high-growth potential communications. As a result, the contract research and development business is reflected as discontinued operations for all periods presented in Telogy Networks' statements of operations.

     Telogy Networks' Golden Gateway voice, fax and data products are used by communications equipment manufacturers in switching, routing and cellular communications products to provide enhanced digital voice capabilities over a variety of digital transmission protocols. Telogy Networks' ActiveAir embedded software for wireless communication standards is exclusively licensed to Motorola, Inc. within a defined market.

     Under Telogy Networks' business model, a product license to a customer is called a design win, which typically includes:

     - software license revenues for the software development tool kit used by the original equipment manufacturer ("OEM") to design Telogy Networks' software into its hardware products;

     - software license revenues based on unit volume shipments of the OEM's products; and

     - product training, post-sale customer support and, where required by the OEM, integration services.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1999 Compared to Three Months Ended March 31,
1998

     Net revenues increased $3.6 million, or 461%, from $788,000 in the three months ended March 31, 1998 to $4.4 million in the three months ended March 31, 1999. The growth in revenue resulted primarily from $2.0 million in ongoing royalties from Motorola during the three months ended March 31, 1999. The remaining increase was due to Telogy Networks' increased success in obtaining new OEM product design wins. Design wins totaled 15 in the three months ended March 31, 1999 versus five in the three months ended March 31, 1998.

     Cost of revenues increased $236,000, or 126%, from $188,000 in the three months ended March 31, 1998 to $424,000 in the three months ended March 31, 1999. Gross profit increased $3.4 million, or 566%, from $600,000 in the three months ended March 31, 1998 to $4.0 million in the three months ended March 31, 1999. Cost of revenues principally relate to expenses associated with custom software integration and customer support services. Gross margin was 76% in the three months ended March 31, 1998 and 90% in the three months ended March 31, 1999. This improvement was due to a shift from labor-intensive software integration services to software licensing.


     Sales and marketing expenses increased $543,000, or 54%, from $998,000 in the three months ended March 31, 1998 to $1.5 million in the three months ended March 31, 1999 primarily due to increased compensation of sales personnel. The size of the marketing staff remained constant at seven while the number of sales personnel increased from six at March 31, 1998 to 20 at March 31, 1999.


     Research and development expenses increased $67,000, or 5%, from $1.2 million in the three months ended March 31, 1998 to $1.3 million in the three months ended March 31, 1999 primarily due to additional expenditures relating to continued development of the Golden Gateway product line.

     General and administrative expenses remained relatively constant at $1.1 million for the three months ended March 31, 1998 and $1.2 million for the three months ended March 31, 1999.


     Interest income, net increased $158,000, or 277%, from $57,000 in the three months ended March 31, 1998 to $215,000 in the three months ended March 31, 1999. In April 1998, Telogy Networks issued $10.7 million in Series B preferred stock, received $4.0 million from a license agreement and received

$5.0 million from a sale of certain assets. The increase in interest income for the three months ended March 31, 1999 compared to the three months ended March 31, 1998 was attributable to the income on the higher cash balances Telogy Networks was able to maintain as a result of the April 1998 transaction.


     Other income, net increased $199,000 from $1,000 in the three months ended March 31, 1998 to $200,000 in the three months ended March 31, 1999 due to the amortization to other income of deferred amounts received from Motorola in connection with a non-competition agreement entered into when Telogy Networks sold substantially all of its wireless assets to Motorola in April 1998.

     Income from continuing operations improved from a loss from continuing operations of $2.7 million for the three months ended March 31, 1998 to net income from continuing operations of $409,000 for the three months ended March 31, 1999.

     Total loss from discontinued operations was $135,000 in the three months ended March 31, 1998. This loss resulted from a revision of the original estimate of the charge taken for discontinued operations in July 1997.

     Net income improved from a net loss of $2.8 million for the three months ended March 31, 1998 to net income of $409,000 for the three months ended March 31, 1999.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net revenues increased $9.9 million, or 233%, from $4.2 million in 1997 to $14.1 million in 1998. The growth in revenues resulted primarily from a $4.0 million initial royalty and $4.0 million in ongoing royalties from Motorola in 1998. The remaining increase was due to Telogy Networks' increased success in obtaining OEM product design wins. Design wins totaled 36 in 1998 versus 12 in 1997.

     Cost of revenues decreased $344,000, or 26%, from $1.3 million in 1997 to $959,000 in 1998. Gross profit increased $10.2 million, or 349%, from $2.9 million in 1997 to $13.2 million in 1998. Gross margin was 69% in 1997 and 93% in 1998. This improvement was due to a shift from labor-intensive software integration services to software licensing.

     Sales and marketing expenses increased $1.5 million, or 41%, from $3.7 million in 1997 to $5.2 million in 1998. This increase was the result of increased compensation expense as Telogy Networks expanded its sales force and from additional rent and facilities expenses for additional sales offices.

     Research and development expenses increased $1.2 million, or 34.0%, from $3.4 million in 1997 to $4.6 million in 1998. The increase was due primarily to increased compensation expense as Telogy Networks increased its hiring of research and development staff.

     General and administrative expenses increased $2.9 million, or 174%, from $1.7 million in 1997 to $4.6 million in 1998. The increase was primarily due to additional compensation expense.


     Interest income, net increased $579,000, or 200%, from $289,000 in 1997 to $868,000 in 1998. In April 1998, Telogy Networks issued $10.7 million in Series B preferred stock, received $4.0 million from a licensing agreement and received $5.0 million from a sale of certain assets. The increase in interest income in 1998 as compared to 1997 was attributable to the income on the higher cash balances Telogy Networks was able to maintain as a result of the April 1998 transaction.


     Other income, net was $538,000 in 1998 due to the amortization to other income of deferred amounts received from Motorola in connection with the non-competition agreement with Motorola.

     Net income from continuing operations improved from a net loss of $5.6 million in 1997 to net income of $105,000 in 1998.

     Total income (loss) from discontinued operations improved $3.1 million from a loss of $2.8 million in 1997 to income of $242,000 in 1998. This improvement resulted from a revision of the original estimate of the charge taken for discontinued operations made in July 1997. This revision included the reversal of accrued warranty costs of approximately $200,000 and accrued restructuring expenses of approximately $156,000.

     Net income (loss) improved from a net loss of $8.4 million in 1997 to net income of $347,000 in 1998.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net revenues from continuing operations increased $2.8 million, or 213%, from $1.4 million in 1996 to $4.2 million in 1997. The growth in revenue came as a result of Telogy Networks' increased success in obtaining OEM product design wins. Design wins totaled 12 in 1997 versus two in 1996.

     Cost of revenues increased $887,000, or 213%, from $416,000 in 1996 to $1.3 million in 1997 due to increased sales volume. Gross profit increased $2.0 million, or 214%, from $935,000 in 1996 to $2.9 million in 1997. Gross margin was 69% in both 1997 and 1996.

     Sales and marketing expenses increased $2.4 million, or 191%, from $1.3 million in 1996 to $3.7 million in 1997. The increase was due to increased compensation expense as Telogy Networks hired sales staff and to the marketing expenses associated with the formal product launch of its Golden Gateway and ActiveAir products.

     Research and development expenses increased $2.1 million, or 161%, from $1.3 million in 1996 to $3.4 million in 1997. The increase was due primarily to increased compensation expense as Telogy Networks increased its hiring of research and development staff.

     General and administrative expenses increased $375,000, or 29%, from $1.3 million in 1996 to $1.7 million in 1997. The increase was due to increased compensation expense, higher depreciation expenses, and increased rent from a full year of occupancy in Telogy Networks' new headquarters facility.


     Interest income, net increased $234,000, or 425%, from $55,000 in 1996 to $289,000 in 1997. In July 1997, Telogy Networks completed the sale of $12.3 million in Series A Convertible Preferred Stock. The increase in interest income is attributable to the income on the higher cash balances Telogy Networks was able to maintain as a result of the July 1997 transaction.


     Net loss from continuing operations improved from $2.9 million in 1996 to $5.6 million in 1997.

     Net loss increased $6.8 million, or 425%, from $1.6 million in 1996 to $8.4 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Telogy Networks' cash and cash equivalents totaled $9.1 million at March 31, 1999, $12.7 million at December 31, 1998 and $6.8 million at December 31, 1997. In addition, Telogy Networks had short and long term investments in U.S. Treasury and corporate debt securities totaling $1.2 million at March 31, 1999 and $6.1 million at December 31, 1998. The increases in cash and cash equivalents and investments are primarily attributable to proceeds of the Series B preferred stock and the sale of certain assets and license of ActiveAir to Motorola in April 1998 and the sale of Series A preferred stock in March 1997.

     Telogy Networks believes that inflation does not have a significant impact on its financial results.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Telogy Networks has completed a preliminary review of its computer and non-information technology systems to assess what steps, if any, are required to achieve full Year 2000 compliance. Based upon this preliminary review Telogy Networks believes that all of the systems material to its operations are currently Year 2000 compliant. Telogy Networks does not anticipate that its final review will modify this assessment, nor that it will incur material expenses or meaningful delays in connection with Year 2000 Compliance.

     Telogy Networks is currently discussing Year 2000 readiness with its material supply and service vendors, with its third party partners and with some of its key OEM customers. Some of Telogy Networks' third party partners' products, with which Telogy Networks' products are compatible, do utilize and/or require input and processing of specific date functions, such as real time operating system products and protocol stack products. Some of Telogy Networks' OEM customers' products also utilize or require input and processing of specific date functions. To date, those vendors, third party partners and key OEM customers that have been contacted have indicated that their hardware or software products are or will be Year 2000 compliant on a timely basis. Moreover, Telogy Networks intends to continue to assess its exposure to Year 2000 noncompliance on the part of its vendors, third party partners and key OEM customers.

     Despite Telogy Networks' efforts to date and anticipated future efforts, there can be no assurance that all of Telogy Networks' vendors', third party partners' and key OEM customers' products and systems will be Year 2000 compliant. In the event such products or systems fail to be Year 2000 compliant, Telogy Networks' customers may not be able to timely complete development of products in which Telogy Networks' software products are to be embedded or to ship finished products which contain Telogy Networks products. This delay in development and/or shipping could adversely affect Telogy Networks' results of operations, since Telogy Networks' business is heavily dependent upon royalties received when its OEM customers ship products to their customers.

     Based on its assessment to date, Telogy Networks believes that Year 2000 issues will not pose significant operational problems for its business. Therefore, Telogy Networks does not have, and does not intend to create, a contingency plan in the event Year 2000 compliance cannot be achieved in a timely manner.

DISCLOSURES ABOUT MARKET RISK

     Telogy Networks does not enter into hedging or other derivative securities transactions that would subject it to market risk. Telogy Networks does not engage in transactions in foreign denominated currencies and does not have any material obligations that are subject to volatility in foreign currency exchange rates or in interest rates.

                      THE TELOGY NETWORKS SPECIAL MEETING

GENERAL


     We are furnishing this proxy statement/prospectus to you in connection with the solicitation of proxies by the Telogy Networks board of directors for use at the Telogy Networks special meeting of stockholders. This proxy statement/prospectus, the attached notice of special meeting of stockholders and the enclosed form of proxy are first being mailed to stockholders of Telogy
Networks on or about August   , 1999.


MATTERS TO BE CONSIDERED AT THE TELOGY NETWORKS SPECIAL MEETING

     At the Telogy Networks special meeting, holders of Telogy Networks capital stock will consider and vote on proposals:

     - to approve and adopt the merger agreement and the merger; and

     - to convert all outstanding shares of preferred stock into common stock immediately prior to consummation of the merger.

     A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

     AFTER CAREFUL CONSIDERATION, THE TELOGY NETWORKS BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF TELOGY NETWORKS AND ITS STOCKHOLDERS. THE TELOGY NETWORKS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF TELOGY NETWORKS CAPITAL STOCK VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER AND TO CONVERT ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK.

DATE, TIME AND PLACE


     The Telogy Networks special meeting is scheduled to be held at 10:00 a.m., local time, on Tuesday, August 31, 1999, at the offices of Weil, Gotshal & Manges LLP located at 100 Crescent Court, Suite 1300, Dallas, Texas.



     PLEASE COMPLETE THE PROXY CARD AND SEND IT TO THE SECRETARY OF TELOGY NETWORKS SO THAT TELOGY NETWORKS RECEIVES IT NO LATER THAN AUGUST 30, 1999, AT THE FOLLOWING ADDRESS:


                             Telogy Networks, Inc.
                            20250 Century Boulevard
                           Germantown, Maryland 20874
                              Attention: Secretary

RECORD DATE; VOTING; REVOCATION OF PROXIES


     The Telogy Networks board of directors has fixed the close of business on August 4, 1999 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Telogy Networks special meeting. On that date, Telogy Networks had outstanding 3,776,160 shares of common stock, 2,468,194 shares of Series A Preferred Stock and 710,282 shares of Series B Preferred Stock. The holders of these shares will be entitled to one vote per share, which, in the case of the preferred stock, is subject to antidilution adjustments, on the merger agreement and the merger. In addition, the holders of shares of Series A Preferred Stock will be entitled to a separate class vote on the merger agreement and the merger and on the conversion of all outstanding Series A Preferred Stock into Telogy Networks common stock. The holder of the Series B Preferred Stock will be entitled to a separate class vote on the conversion of all outstanding Series B Preferred Stock into Telogy Networks common stock. The merger agreement will be approved and adopted if:


     - a majority of the shares of common stock, Series A Preferred Stock and Series B Preferred Stock, voting as one class, vote in favor of the merger agreement and the merger; and

     - a majority of the shares of Series A Preferred Stock, voting as a separate class, vote in favor of the merger agreement and the merger.

     The conversion of all outstanding shares of Series A Preferred Stock to common stock will be approved if the holders of 51% of the outstanding shares of Series A Preferred Stock elect to convert those shares into common stock. The conversion of all outstanding shares of Series B Preferred Stock to common stock will be approved if the holders of 51% of the outstanding shares of Series B Preferred Stock elect to convert those shares into common stock. Conversion of all preferred stock into common stock is a condition to consummating the merger.


     As of August 4, 1999, Telogy Networks' officers and directors owned and held the power to vote 3,400,584 shares of Telogy Networks common stock, representing approximately 48.9% of the voting power on the record date, and 1,996,287 shares of Series A Preferred Stock, representing approximately 80.9% of the shares of Series A Preferred Stock outstanding on the record date. To induce Texas Instruments and TNI Acquisition to enter into the merger agreement, Telogy Networks stockholders representing 64.5% of the voting power of Telogy Networks as of August 4, 1999 have agreed, in connection with the voting agreement and without any additional consideration being paid to them, to vote all of their shares of Telogy Networks capital stock in favor of approving and adopting the merger agreement and the merger and to convert all outstanding shares of preferred stock into shares of common stock at the Telogy Networks special meeting. The form of the voting agreement is attached as Annex B to this proxy statement/prospectus.


     Shares of Telogy Networks stock represented by properly executed proxies will, unless these proxies have been properly revoked, be voted in accordance with the instructions indicated on such proxies or, if no instructions have been indicated, will be voted for approval and adoption of the merger agreement, the merger, the conversion of all outstanding shares of preferred stock into common stock and, in the best judgment of the individuals named in the accompanying proxy, on any other matters which may properly come before the Telogy Networks special meeting. Any proxy may be revoked by the stockholder giving it, at any time prior to its being voted, by filing a notice of revocation or a duly executed proxy bearing a later date with the Secretary of Telogy Networks at the address given on the notice of stockholders' meeting accompanying this proxy statement/prospectus. Any proxy may also be revoked by the stockholder's attendance at the Telogy Networks special meeting and voting in person. A notice of revocation need not be on any specific form. Abstentions may be specified with respect to the approval and adoption of the merger agreement by properly marking the "ABSTAIN" box on the proxy for such proposal. Abstentions and broker nonvotes will have the same effect as a vote against the approval and adoption of the merger agreement at the Telogy Networks special meeting.

SOLICITATION OF PROXIES

     Proxies are being solicited by and on behalf of the Telogy Networks board of directors. Telogy Networks will bear the costs relating to the solicitation of proxies. In addition to solicitation by mail, Telogy Networks' directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile machine and personal interviews, and Telogy Networks reserves the right to retain outside agencies for the purpose of soliciting proxies.

APPRAISAL RIGHTS


     Holders of Telogy Networks capital stock who do not vote in favor of the merger and follow the appropriate procedures under the General Corporation Law of the State of Delaware ("DGCL") will be entitled, instead of receiving the shares of Texas Instruments common stock in the merger, to have a judge determine the fair value in cash of their shares of Telogy Networks common stock. Texas Instruments will not be obligated to complete the merger if Telogy Networks stockholders exercise and do not withdraw their appraisal rights to the extent that the merger cannot be accounted for as a pooling of interests. Although we cannot presently estimate this limit, it will be less than 10%, or approximately 701,590 shares, of Telogy Networks common stock.

ACCOUNTING TREATMENT

     The merger is intended to qualify as a pooling of interests for financial reporting purposes under generally accepted accounting principles. Under this method of accounting, the recorded assets and liabilities of Texas Instruments and Telogy Networks will be carried forward to the combined company at their recorded amounts. The operating results of the combined company will include operating results of Texas Instruments and Telogy Networks for the periods subsequent to the combination and, to the extent material, the combined recorded operating results of the separate companies for periods prior to the combination on a restated basis.

FEDERAL SECURITIES LAWS CONSEQUENCES

     All shares of Texas Instruments common stock received by Telogy Networks stockholders in the merger will be freely transferable, except that shares of Texas Instruments common stock received by persons who are deemed to be "affiliates," as such term is defined under the Securities Act, of Telogy Networks prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who are affiliates of Telogy Networks generally include individuals or entities that control, are controlled by, or are under common control with, Telogy Networks and may include certain officers and directors of Telogy Networks as well as principal stockholders of Telogy Networks. All directors and officers of Telogy Networks will deliver a letter agreement to the effect that he or she will not offer or sell or otherwise dispose of any of the shares of Texas Instruments common stock issued to him or her in or in connection with the merger in violation of the Securities Act or the rules and regulations promulgated by the SEC under that Act.

                                   THE MERGER

BACKGROUND

     Telogy Networks has been a supplier of voice over packet software applications for Texas Instruments digital signal processing ("DSP") platforms since 1995.

     In September 1997, a representative of Texas Instruments' Wireless Communication Business Unit initiated discussions with Telogy Networks regarding a potential strategic relationship with, investment in or acquisition of Telogy Networks. In October 1997, the parties executed a confidentiality agreement and Texas Instruments provided a general letter of interest. In November 1997, Texas Instruments provided a non-binding proposal to acquire Telogy Networks. In December 1997, Texas Instruments' board of directors authorized the acquisition of only the wireless portion of Telogy Networks' business. Telogy Networks subsequently provided Texas Instruments a letter outlining the terms of an acceptable transaction. In January 1998, Texas Instruments delivered a non-binding proposal to purchase Telogy Networks' wireless business and make, in conjunction with such acquisition, an equity investment in Telogy Networks' remaining software business. Discussions between the parties continued until Texas Instruments withdrew its offer in February 1998.

     In April 1998, Telogy Networks executed an agreement with Motorola, Inc. regarding the sale of substantially all of the assets used in Telogy Networks' wireless business, a license of Telogy Networks' wireless software and an equity investment by Motorola in Telogy Networks. This transaction was completed in May 1998.

     Texas Instruments and Telogy Networks continued their normal business relationship from February 1998 until February 1999. Their relationship included discussions regarding standard joint marketing and sales activities, design reviews and product roadmaps.

     In August 1998, the board of directors of Telogy Networks reviewed the dynamics of the voice over Internet protocol ("VoIP") industry, Telogy Networks' position in the industry and the possible strategic alternatives available to Telogy Networks, including an initial public offering of its common stock or a sale of the business. As a result of this review, in August 1998 Telogy Networks engaged BT Alex. Brown Incorporated to contact specified companies regarding their interest in pursuing a strategic relationship or possible acquisition of Telogy Networks. Texas Instruments was not on the "A" list of specified companies but was included on an alternative "B" list of companies that could only be approached with authorization from Telogy Networks. Telogy Networks did not authorize BT Alex. Brown to pursue Texas Instruments as a potential acquiror. During September and October 1998, BT Alex. Brown contacted the companies specified on the "A" list, including a company that is referred to in this proxy statement/prospectus as the "Other Bidder." These contacts did not result in any material expressions of interest in pursuing a potential transaction with Telogy Networks.

     In October 1998, Telogy Networks initiated discussions with Texas Instruments regarding a possible license by Texas Instruments of voice codec software developed by Telogy Networks. The parties continued to discuss the proposed license through November and December 1998. In January 1999, Texas Instruments and Telogy Networks executed an agreement that afforded Texas Instruments joint ownership rights in a voice codec software application developed and owned by Telogy Networks. The parties began discussing a similar agreement relating to a modem software application in February 1999, but these discussions were subsequently discontinued.

     In February 1999, Telogy Networks terminated its engagement letter with BT Alex. Brown and began planning an initial public offering of its common stock.

     In February 1999, Texas Instruments and Telogy Networks met to discuss alternatives to enhance their business relationship. At the meeting, Texas Instruments suggested either an equity investment or an acquisition of Telogy Networks. Telogy Networks agreed to make a presentation to Texas Instruments regarding joint opportunities. Following these discussions, Telogy Networks requested assistance from BT Alex. Brown on terms consistent with those set forth in the original engagement letter with respect to the proposed transaction with Texas Instruments.

     In March 1999, Telogy Networks made a presentation to Texas Instruments regarding proposed joint opportunities or a possible acquisition of Telogy Networks. Subsequently, the Other Bidder contacted Telogy Networks regarding a proposed acquisition of Telogy Networks. Telogy Networks and the Other Bidder conducted general discussions regarding an acquisition and executed a confidentiality agreement in March 1999.

     On April 7, 1999, Telogy Networks met with Texas Instruments to discuss an acquisition of Telogy Networks. On April 14, 1999, the parties executed a confidentiality agreement and Texas Instruments delivered a written acquisition proposal, subject to authorization by the Texas Instruments board of directors, to Telogy Networks. At that time, Telogy Networks informed Texas Instruments that it was considering several strategic alternatives, including an initial public offering of its common stock and a sale of the business to another bidder.

     During the weeks of April 12 and April 19, 1999, Telogy Networks invited investment banks to make presentations to management with respect to the prospects and possible schedule for an initial public offering of its common stock and potential valuations of Telogy Networks.

     On April 21, 1999, the board of directors of Texas Instruments authorized a proposed acquisition of Telogy Networks.

     Toward the end of April 1999, Texas Instruments communicated to Telogy Networks a revised acquisition proposal that increased the consideration to be paid to the stockholders of Telogy Networks.

     On April 29, 1999, the board of directors of Telogy Networks authorized management to proceed with an initial public offering of its common stock and communicated this decision to Texas Instruments.

     On May 12, 1999, Texas Instruments contacted BT Alex. Brown to discuss the strategic alternatives that the board of directors of Telogy Networks had been considering, including an initial public offering of its common stock, and the market value of merger transactions in the technology industry.

     On May 14, 1999, the board of directors of Texas Instruments revised its authorization, giving management increased flexibility with respect to the proposed acquisition of Telogy Networks.

     On May 17, 1999, the Other Bidder, Telogy Networks and BT Alex. Brown discussed an acquisition transaction and the Other Bidder provided a written acquisition proposal to Telogy Networks. Because the acquisition proposals from Texas Instruments and the Other Bidder both contemplated the issuance of common stock to the stockholders of Telogy Networks, the values of the offers were dependent on the market price of the common stock of the companies. Based on the closing price of the common stock of both companies on May 17, 1999, the acquisition proposal from the Other Bidder was higher than the acquisition proposal from Texas Instruments.

     On May 18, 1999, Telogy Networks held an organizational meeting for its initial public offering of common stock. Also on that date, Texas Instruments provided Telogy Networks with a revised acquisition proposal that provided for increased consideration to the stockholders of Telogy Networks.

     On May 19, 1999, Telogy Networks and Texas Instruments met to discuss the Texas Instruments' acquisition proposal.

     BT Alex. Brown presented the two acquisition proposals at a special meeting of the finance committee of the board of directors of Telogy Networks held on the morning of May 20, 1999. Later that day, the Other Bidder notified Telogy Networks that it had revised its offer to increase the consideration to be paid to the stockholders of Telogy Networks. The board of directors of Telogy Networks held a special telephonic meeting at 7:30 p.m. to discuss the proposed acquisitions. At the board meeting, BT Alex. Brown made a presentation with respect to the terms of the two acquisition proposals, the fit of Telogy Networks with each company, the market value and volatility of the common stock of each company, the risks of a potential merger transaction with each company and the probability of closing a merger transaction with each company. The board of directors of Telogy Networks authorized management of Telogy Networks to encourage Texas Instruments to increase the value of its acquisition proposal. In response to this request, Texas Instruments revised its offer to increase the consideration to be paid to the stockholders of Telogy Networks. The board of directors of Telogy Networks reconvened at 10:30 p.m., at which time it approved the revised offer of Texas Instruments and authorized the chief executive officer of Telogy Networks to execute a letter of intent with Texas Instruments. The letter of intent, which was executed on May 20, 1999, included an agreement that Telogy Networks would cease all other discussions regarding an acquisition proposal until the later of June 1, 1999 or until the parties terminated their discussions. Immediately following the board of directors meeting, the Other Bidder notified Telogy Networks that it had again revised its offer to increase the consideration to be paid to the stockholders of Telogy Networks.

     From May 21 to May 24, 1999, Texas Instruments and Telogy Networks completed their due diligence. From May 24 to May 28, 1999, the parties, with the assistance of their respective legal advisors, negotiated the terms of the merger agreement.

     On May 28, 1999, at a special telephonic meeting of the finance committee of the board of directors of Telogy Networks, BT Alex. Brown and management of Telogy Networks reviewed the progress of the negotiations and the principal terms of the merger agreement. BT Alex. Brown reviewed with the finance committee certain financial analyses relating to the proposed merger and the Other Bidder's acquisition proposal. Representatives of BT Alex. Brown and management of Telogy Networks answered numerous questions from the finance committee concerning the proposed transaction. Based on the closing price of the common stock of Texas Instruments and the Other Bidder on May 28, 1999, the acquisition proposal from the Other Bidder was higher than the acquisition proposal from Texas Instruments. The finance committee authorized management of Telogy Networks to encourage Texas Instruments to increase the value of its acquisition proposal. In response to this request, Texas Instruments revised its offer to increase the consideration to be paid to the stockholders of Telogy Networks. Based on the closing price of the common stock of Texas Instruments and the Other Bidder on May 28, 1999, the acquisition proposal from the Other Bidder was 17.4% higher than the revised acquisition proposal from Texas Instruments. However, the revised acquisition proposal from Texas Instruments was structured to reduce the financial risk to stockholders between the execution of the merger agreement and the closing, when compared to the Other Bidder's proposal.


     On May 29, 1999, at a special telephonic meeting of the board of directors of Telogy Networks, BT Alex. Brown, Telogy Networks' legal counsel and management of Telogy Networks reviewed the status of negotiations and the principal terms of the merger agreement. BT Alex. Brown then reviewed with the board of directors certain financial analyses relating to the proposed merger and the Other Bidder's acquisition proposal. Representatives of BT Alex. Brown, Telogy Networks' legal counsel and management of Telogy Networks answered numerous questions from the board of directors concerning the proposed transaction. After due consideration of all factors deemed by the Telogy Networks board of directors to be relevant, the board of directors unanimously determined that the merger with Texas Instruments would be in the best interests of Telogy Networks and its stockholders, approved the merger agreement, and recommended that the stockholders of Telogy Networks adopt and approve the merger agreement and the merger. See "-- Reasons for the Merger -- Telogy Networks' Reasons for the Merger" below.


     Following approval of the board of directors of Telogy Networks, on May 29, 1999 the parties executed the merger agreement and certain stockholders of Telogy Networks executed the voting agreement.

REASONS FOR THE MERGER

     Texas Instruments' Reasons for the Merger. Texas Instruments believes the combination of Telogy Networks' position as a leading provider of communications software with Texas Instruments' leadership in programmable DSP will provide the combined entity a unique position in the emerging markets for transmitting digital voice and data packets over the Internet. This market is known as VoIP, or more generically as Internet telephony. This market is a sub-segment of the broader digital communications market.

     Texas Instruments expects that the merger will enable it to more quickly and better provide the market with combined, or integrated, digital signal processing hardware and embedded software. Texas Instruments believes this product will be a base component in Internet telephones, telecommunication infrastructure interfaces, such as servers, and other Internet appliances.

     VoIP allows voice and data to travel simultaneously over a single network line, resulting in better, more flexible and more cost-effective telephone service for end users. Texas Instruments expects this market will depend heavily on programmable digital signal processors and software that converts and compresses voice, data and faxes into small digital "packets" that travel quickly and reliably across corporate local area networks, intranets and the Internet at quality levels equivalent to traditional circuit-switched telephony.

     Key product applications of VoIP include:

     - gateways;

     - remote access servers and concentrators;

     - Internet protocol telephones;

     - digital subscriber loop ("DSL") modems, cable modems and Internet protocol fax machines; and

     - Internet appliances.

     Utilizing VoIP, businesses will be able to reduce operating costs by eliminating the traditional voice-only line, thus having to manage only one network that can transmit both voice and data simultaneously. VoIP also can lower long-distance and fax costs by routing calls over private data lines. Individuals can realize similar benefits through long-distance suppliers that offer per-minute rate savings utilizing VoIP technology.

     Telogy Networks' Reasons for the Merger. After careful consideration, the Telogy Networks board of directors has determined that the terms of the merger agreement and the merger are fair from a financial point of view to, and are in the best interests of, Telogy Networks and its stockholders. Accordingly, the Telogy Networks board of directors has unanimously approved and adopted the merger agreement and recommends approval of the merger agreement by Telogy Networks' stockholders. In making its decision to approve the merger agreement and the merger, and its determination that the merger is in the best interests of Telogy Networks and its stockholders, the board of directors of Telogy Networks consulted with BT Alex. Brown, its financial advisor, regarding the financial aspects of the proposed transaction and with its legal advisors regarding the legal terms of the transaction, as well as with management of Telogy Networks. Telogy Networks did not request that its financial advisor render a written fairness opinion with respect to the merger. However, BT Alex. Brown made presentations to the finance committee of the board of directors and the entire board of directors of Telogy Networks with respect to the financial aspects of the proposed merger with Texas Instruments and the acquisition proposal presented by the Other Bidder. The board of directors also considered the following factors, to which relative weights were not assigned:

     - A review by the Telogy Networks board of directors of the business, operations, financial condition and earnings of Texas Instruments on a historical basis, and current industry, economic and market conditions. The board of directors also considered the historical and prospective stock price performance of the Texas Instruments common stock, including the anticipated impact of the merger on the price of Texas Instruments common stock over both the short and long term.

     - The compatibility of the respective businesses, operating philosophies and strategic objectives of Texas Instruments and Telogy Networks, including the fact that Telogy Networks' products are currently implemented exclusively on Texas Instruments processors.

     - The economic terms of the merger agreement and the merger, including the exchange ratio. The Telogy Networks board of directors considered that
       (a) the exchange ratio had been determined through arms-length negotiations and (b) the exchange ratio represented an implied value to Telogy Networks stockholders of $48.47 per share based upon Texas Instruments' closing price of $109.375 per share on May 28, 1999, the trading day before Telogy Networks' board of directors approved the merger. The Telogy Networks board of directors gave due consideration to the fact that the exchange ratio would allow holders of Telogy Networks common stock to benefit from any increase in the market price of Texas Instruments common stock prior to the time of the merger while reducing risk to them arising from a decline in the market price of Texas Instruments common stock below a specified level. This risk reduction is due to Texas Instruments' agreement to issue up to 900,000 additional shares of Texas Instruments common stock if Texas Instruments' stock price falls below a specified level.

     - Possible strategic alternatives to the merger for enhancing long-term stockholder value, including transactions with other potential strategic merger partners and an initial public offering of the common stock of Telogy Networks. In its comparison of the offers of Texas Instruments and the Other Bidder, the board of directors of Telogy Networks considered the value of both offers between the dates they were made and the dates they were evaluated by the board of directors, the volatility of the common stock offered to Telogy Networks, the anticipated responses from Telogy Networks' customers to a merger with the companies and the overall compatibility of the business environments of Telogy Networks and the companies.

     - The other terms and conditions of the merger agreement, including the possibility that Telogy Networks may be required, if the merger agreement is terminated under certain circumstances and within 12 months of such termination Telogy Networks agrees to a business combination with another entity, to pay a fee of $22.5 million to Texas Instruments. The Telogy Networks board of directors recognized that inclusion of those provisions in the merger agreement would render it less likely that a more attractive offer would be presented to Telogy Networks; however, the Telogy Networks board of directors believes that the merger represents the best opportunity to enhance long-term stockholder value.

     - The likelihood that the merger with Texas Instruments would be consummated compared to Telogy Networks' other strategic alternatives, which were in preliminary stages.

     - The familiarity of the Telogy Networks board of directors with and review of Telogy Networks' business, operations, financial condition and earnings on a historical and a prospective basis.

     - The engagement of BT Alex. Brown as Telogy Networks' financial advisor and the involvement of BT Alex. Brown throughout the merger discussions and negotiations.

     - The expectation that the merger will be tax-free, except for cash to be paid in lieu of fractional shares, for federal income tax purposes to Telogy Networks and its stockholders and will qualify as a pooling of interests for accounting and financial reporting purposes.

     - The general favorable impact that the merger could be expected to have on the constituencies served by Telogy Networks, including its customers and employees.

     THE TELOGY NETWORKS BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE TELOGY NETWORKS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE TELOGY NETWORKS STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the respective recommendations of the Telogy Networks board of directors with respect to the merger agreement and the transactions contemplated by the merger agreement, stockholders of Telogy Networks should be aware that members of the management and the board of directors of Telogy

Networks have particular interests in the merger that are different from, or in addition to, the interests of stockholders of Telogy Networks generally. In particular, Texas Instruments has agreed to indemnify the officers and directors of Telogy Networks for their acts and omissions as officers and directors of Telogy Networks to the maximum extent permitted by law for a period of not less than seven years after the merger.


     The merger agreement provides that, at the time of the merger, each outstanding option to purchase shares of Telogy Networks common stock will be converted automatically into an option to purchase shares of Texas Instruments common stock, based upon the exchange ratio determined as of the time of the merger. In addition, the officers of Telogy Networks, consisting of Joseph Crupi, William Witowsky, Nancy Goguen, William Simmelink, Phillip Swan and Timothy Carlson, have agreed to execute employment agreements with Texas Instruments, which provide for salary, benefits and the commitment by Texas Instruments to recommend to the Texas Instruments Compensation Committee that the Telogy Networks officers be granted additional stock options for Texas Instruments common stock at specified times. These agreements will expire on January 31, 2003, unless extended or earlier terminated in accordance with their terms.


COMPARATIVE RIGHTS OF STOCKHOLDERS OF TEXAS INSTRUMENTS AND TELOGY NETWORKS

     Upon approval of the merger by the stockholders of Telogy Networks, at the time of the merger, the holders of Telogy Networks common stock will become holders of Texas Instruments common stock. The rights of Texas Instruments stockholders are governed by Texas Instruments' restated certificate of incorporation, its bylaws, as amended, and Delaware law, including the DGCL. The rights of Telogy Networks stockholders are governed by its certificate of incorporation, its bylaws and Delaware law, including the DGCL.

     The following is a summary of the material differences between the rights of the holders of Telogy Networks common stock and the rights of holders of Texas Instruments common stock. Because each of Texas Instruments and Telogy Networks is a Delaware corporation, these differences arise primarily from differences in the provisions of Texas Instruments' restated certificate of incorporation and Telogy Networks' certificate of incorporation and the differences between Texas Instruments' bylaws and Telogy Networks' bylaws.


     The following summary does not purport to be a complete statement of the rights of Texas Instruments stockholders under Texas Instruments' restated certificate of incorporation and Texas Instruments' bylaws as compared with the rights of the Telogy Networks stockholders under Telogy Networks' certificate of incorporation and Telogy Networks' bylaws and does not purport to be a complete description of the specific provisions referred to below. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the governing corporate instruments of Texas Instruments incorporated by reference to the registration statement of which this joint proxy statement/prospectus is a part, to which stockholders are referred. The terms of Texas Instruments common stock are described under "Description of Capital Stock of Texas Instruments" on page 79.


Authorized Capital Stock


     The authorized capital stock of Telogy Networks consists of 30,000,000 shares of Telogy Networks common stock, $0.01 par value, and 10,000,000 shares of Telogy Networks preferred stock, $0.01 par value.


     The authorized capital stock of Texas Instruments consists of 1,200,000,000 shares of Texas Instruments common stock, $1.00 par value, and 10,000,000 shares of Texas Instruments preferred stock, $25.00 par value.

Rights Plan


     Texas Instruments has adopted a rights plan that is described under the heading "Description of Capital Stock of Texas Instruments -- The Rights Plan" on page 79. As described in that section, the rights plan may have antitakeover effects. Telogy Networks has not adopted a rights plan.


Stockholder Action by Written Consent

     Under the DGCL, stockholders of Delaware corporations are permitted to act by written consent in lieu of a meeting of stockholders unless the certificate of incorporation prohibits stockholder action by written consent. Telogy Networks' certificate of incorporation does not prohibit its stockholders from acting by written consent in lieu of a meeting of stockholders and Telogy Networks' bylaws expressly provide procedures for effecting such actions by written consent; however, Texas Instruments' restated certificate of incorporation does prohibit stockholder action by written consent. This provision of Texas Instruments' restated certificate of incorporation may have antitakeover effects because Texas Instruments stockholders can only act at meetings of stockholders called in accordance with the restated certificate of incorporation, bylaws and DGCL.

Special Meetings of Stockholders

     Telogy Networks' bylaws provide that special meetings of the stockholders shall be called by the president or secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote; however, Texas Instruments' bylaws do not provide a means for stockholders to call special meetings. This provision of Texas Instruments' bylaws may have antitakeover effects because Texas Instruments stockholders may not call special meetings of stockholders to consider merger or acquisition proposals.


Appraisal Rights



     Under the DGCL, stockholders of Delaware corporations have appraisal rights in connection with the merger or consolidation of the corporation. However, no such rights are available to any class or series of stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders. Because Texas Instruments common stock is listed on a national stock exchange and is held of record by more than 2,000 holders, the currently outstanding shares of Texas Instruments common stock do not have, and the shares of Texas Instruments common stock that will be issued in the merger will not have, appraisal rights under the DGCL.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material anticipated U.S. federal income tax consequences to the Telogy Networks stockholders of the conversion of Telogy Networks preferred stock into Telogy Networks common stock and of the merger. The discussion is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular stockholders in light of their personal circumstances or to stockholders subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), including, without limitation, banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, stockholders whose shares of Telogy Networks preferred or common stock are not held as "capital assets" within the meaning of Section 1221 of the Code, stockholders who received their Telogy Networks common stock through the exercise of employee stock options or otherwise as compensation and stockholders who are not U.S. persons (as defined in Section 7701(a)(30) of the Code). In addition, the discussion does not address any state, local or foreign tax consequences of the merger.

     WE URGE YOU TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO YOU.

     Federal Income Tax Consequences of Conversion of Preferred Stock to Common Stock

     For federal income tax purposes, no gain or loss will be recognized by the holders of Telogy Networks preferred stock upon conversion of their shares of preferred stock into shares of common stock immediately prior to the merger. Shares of Telogy Networks common stock that are treated as having been received by a stockholder upon conversion of Telogy Networks preferred stock will have the same tax basis as the stockholder's basis in the shares of Telogy Networks preferred stock that were converted, and the holding period of the shares of Telogy Networks common stock deemed to have been received upon conversion of a stockholder's Telogy Networks preferred stock will include the holding period of the shares of Telogy Networks preferred stock that were converted.

     Federal Income Tax Consequences of the Merger to Telogy Networks
Stockholders

     In connection with the registration statement of which this proxy statement/prospectus is a part, King & Spalding, counsel to Telogy Networks, will deliver an opinion to Telogy Networks (the "Registration Statement Tax Opinion") that, subject to the assumptions, limitations, qualifications and other considerations described below under "Certain Considerations with Respect to Tax Opinions," the merger will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code and the U.S. federal income tax consequences of the merger will be that:

     - no gain or loss will be recognized by the holders of Telogy Networks common stock (including holders of Telogy Networks preferred stock upon conversion of their shares of Telogy Networks preferred stock into shares of common stock immediately prior to consummation of the merger) who exchange all of their shares of Telogy Networks common stock in the merger solely for shares of Texas Instruments common stock, except with respect to cash, if any, received in lieu of fractional shares of Texas Instruments common stock;

     - the tax basis of the shares of Texas Instruments common stock received by a holder of Telogy Networks common stock will be the same as the tax basis of the shares of Telogy Networks common stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share of Texas Instruments common stock for which cash is received;

     - the holding period of the shares of Texas Instruments common stock received in the merger by a holder of Telogy Networks common stock, including a fractional share of Texas Instruments common stock deemed to have been received and then exchanged for cash, will include the holding period of the shares of Telogy Networks common stock surrendered in exchange therefor;

     - cash received by a holder of Telogy Networks common stock in lieu of a fractional share of Texas Instruments common stock will be treated as received in exchange for such fractional share, and capital gain or loss will be recognized by the holder in an amount equal to the difference between the amount of cash received and the portion of the tax basis of the share of Telogy Networks common stock allocable to the fractional interest; and

     - no gain or loss will be recognized by the former stockholders of Telogy Networks if any shares of Texas Instruments common stock issued in the merger are returned to Texas Instruments from the escrow fund, and a former Telogy Networks stockholder's tax basis in any shares of Texas Instruments common stock so returned to Texas Instruments will be added to the tax basis of the stockholder's remaining shares of Texas Instruments common stock received in the merger.

     Each party's obligation to consummate the merger is conditioned upon the receipt of its respective counsel's opinion, dated as of the time of the merger, that, subject to the assumptions, limitations, qualifications and other considerations described below under "Certain Considerations with Respect to Tax Opinions," the merger will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code (the "Closing Tax Opinions"). If either Texas Instruments or Telogy Networks is unable to obtain its respective Closing Tax Opinion from its counsel, it is permitted under the merger agreement to waive the receipt of such Closing Tax Opinion as a condition to its obligation to consummate the merger. As of the date of this proxy statement/prospectus, neither Texas

Instruments nor Telogy Networks intends to waive the receipt of its Closing Tax Opinion as a condition to the consummation of the merger. If Telogy Networks fails to obtain a Closing Tax Opinion and decides to waive that condition to the completion of the merger, Telogy Networks will resolicit the vote of its stockholders to approve the merger agreement.

Appraisal Rights

     Cash received by a holder of Telogy Networks common stock in satisfaction of appraisal rights will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the basis of the Telogy Networks common stock surrendered. The gain or loss will be capital gain or loss provided that the shares of Telogy Networks common stock were held as capital assets and will be long-term capital gain or loss if the Telogy Networks common stock had been held for more than one year at the time of the merger.

Federal Income Tax Consequences of the Merger to the Companies

     The merger will not result in taxable income for any of Texas Instruments, TNI Acquisition and Telogy Networks.

Certain Considerations with Respect to Tax Opinions

     The Registration Statement Tax Opinion, the Closing Tax Opinions and the foregoing summary of the anticipated U.S. federal income tax consequences of the merger are based upon and are subject to certain assumptions, limitations and qualifications, including certain representations made by Telogy Networks and Texas Instruments. If any of these representations or assumptions is inconsistent with the actual facts, the U.S. federal income tax treatment of the merger could be adversely affected. In addition, no ruling from the Internal Revenue Service with respect to the tax consequences of the merger has been, or will be, requested. The tax opinions are not binding on the Internal Revenue Service or the courts, and it is possible that the Internal Revenue Service could assert a contrary position and that a court could sustain that position.

                              THE MERGER AGREEMENT


  The following is a summary of the material provisions of the merger agreement, dated as of May 29, 1999, among Telogy Networks, Texas Instruments and TNI Acquisition, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference. The following summary is qualified in its entirety by reference to the text of the merger agreement.


GENERAL

     The merger agreement provides that, following the approval and adoption of the merger agreement by the stockholders of Telogy Networks and the satisfaction or waiver of the other conditions to the merger:

     - TNI Acquisition will merge with and into Telogy Networks; and

     - TNI Acquisition will cease to exist and Telogy Networks will continue as the surviving corporation following the merger. As a result of the merger, as of the time of the merger, Telogy Networks will succeed to and assume all rights and obligations of TNI Acquisition, in accordance with the DGCL.

EFFECTIVE TIME

     The merger agreement provides that, subject to the requisite approval of the stockholders of Telogy Networks and the satisfaction or waiver of other conditions, the merger will be consummated by the filing of an appropriate certificate of merger and any other appropriate documents, in accordance with the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware.

CONVERSION OF SHARES

     Upon the consummation of the merger:


     - Each share of Telogy Networks common stock issued and outstanding immediately prior to the effective time, other than shares held by Telogy Networks as treasury shares and shares held by Texas Instruments or TNI Acquisition, will be converted into and exchangeable for the right to receive the number of shares of Texas Instruments common stock equal to the exchange ratio, together with any associated right to acquire shares of Series B Participating Cumulative Preferred Stock of Texas Instruments under Texas Instruments' Rights Plan; provided, however, in the event of changes in Texas Instruments common stock prior to the time of the merger, such as stock dividends or stock splits, the exchange ratio and the average stock price will be adjusted in accordance with the merger agreement to the extent necessary to reflect the change. The following information does not reflect the two-for-one stock split in the form of a 100% stock dividend on the Texas Instruments common stock approved by the Texas Instruments Board of Directors on July 15, 1999, which is expected to be paid on August 16, 1999 to holders of record on July 30, 1999. Assuming the merger is consummated on August 31, 1999, the exchange ratio will be calculated as follows:



        (1) if the average trading price of Texas Instruments common stock for the ten trading days prior to August 27, 1999, is greater than or equal to $102.44, the exchange ratio will be determined by dividing 4,100,000 by the aggregate number of shares of Telogy Networks common stock outstanding immediately prior to the merger, including all shares of Telogy Networks common stock issued upon conversion of the Telogy Networks preferred stock, and all Telogy Networks common stock issuable under outstanding stock options of Telogy Networks immediately prior to the merger;



        (2) if the average trading price of Texas Instruments common stock for the ten trading days prior to August 27, 1999, is less than $102.44 but greater than $84.00, the exchange ratio will be determined by dividing (1) the dollar amount derived by dividing (a) $420,000,000 by (b) the aggregate number of shares of Telogy Networks common stock outstanding immediately prior to the merger, including all shares of Telogy Networks common stock issued upon conversion of the Telogy Networks preferred stock, and all Telogy Networks common stock issuable under outstanding stock options of Telogy Networks immediately prior to the merger by (2) that average trading price; and


        (3) if the average trading price of Texas Instruments common stock for the ten trading days prior to August 27, 1999, is equal to or less than $84.00, the exchange ratio will be determined by dividing 5,000,000 by the aggregate number of shares of Telogy Networks common stock outstanding immediately prior to the merger, including all shares of Telogy Networks common stock issued upon conversion of the Telogy Networks preferred stock, and all Telogy Networks common stock issuable under outstanding stock options of Telogy Networks immediately prior to the merger;


     - each share of Telogy Networks common stock which is held by Telogy Networks at the time of the merger will become one share of treasury stock of the surviving corporation; and

     - each share of common stock of TNI Acquisition outstanding immediately prior to the merger will be converted into one share of common stock of the surviving corporation.

TREATMENT OF PREFERRED STOCK

     At the special meeting, holders of Telogy Networks preferred stock will vote on whether to convert all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into Telogy Networks common stock prior to the time of the merger. Accordingly, if this proposal is approved at the special meeting, all shares of preferred stock of Telogy Networks will be converted to Telogy Networks common stock immediately prior to the merger. These converted shares will be converted into Texas Instruments common stock at the time of the merger. Because holders of more than 51% of each of the Telogy Networks Series A Preferred Stock and Series B Preferred Stock have executed a voting agreement to vote in favor of this conversion, the approval of the proposal is substantially assured.

TREATMENT OF STOCK OPTIONS

     At the time of the merger, subject to various conditions and limitations, each outstanding option to purchase shares of Telogy Networks common stock will be assumed by Texas Instruments and converted into an option, or a new substitute option will be granted, to purchase the number of shares of Texas Instruments common stock, rounded up to the nearest whole share, equal to the number of shares of Telogy Networks common stock subject to the original option multiplied by the exchange ratio. The exercise price per share of Texas Instruments common stock under the new option will be equal to the former exercise price per share of Telogy Networks common stock immediately prior to the time of the merger divided by the exchange ratio, rounded down to the nearest penny. The other terms of the options, including the vesting schedule, will remain unchanged.

EXCHANGE PROCEDURES

     As soon as reasonably practical after the time of the merger, a form of letter of transmittal and instructions will be mailed to each record holder of certificates that, immediately prior to the time of the merger, represented outstanding shares of Telogy Networks common stock or shares of preferred stock that have been converted to common stock but for which no new certificate has been issued. After receipt of such transmittal form, each holder of certificates should surrender the certificates to Texas Instruments' transfer agent and registrar (the "Exchange Agent"), together with the letter of transmittal duly executed and completed in accordance with the instructions thereto. Upon surrender of the certificates to and acceptance of the certificates by the Exchange Agent, each holder will be entitled to receive:

     - certificates of Texas Instruments common stock evidencing the whole number of shares of Texas Instruments common stock to which the holder is entitled; and

     - a check in the amount equal to the cash that such holder has the right to receive pursuant to the merger agreement, including cash in lieu of any dividends and other distributions with respect to the shares represented by the certificates and cash in lieu of fractional shares.

     If any shares of Texas Instruments common stock are to be issued in a name other than that in which the certificate(s) representing Telogy Networks common stock surrendered in exchange for shares of Texas Instruments common stock is registered, the certificates so surrendered must be properly endorsed or otherwise be in proper form for transfer and the person requesting the exchange must pay to the Exchange Agent any applicable stock transfer taxes or must establish to the satisfaction of the Exchange Agent that the taxes have been paid or are not applicable. No interest will be paid on the merger consideration.

     After the time of the merger, no holder of a certificate which, immediately prior to the time of the merger, represented shares of Telogy Networks common stock, or shares of preferred stock that have been converted to common stock but for which no new certificate has been issued, will be entitled to receive any dividend or other distribution from Texas Instruments until the holder surrenders the certificate for a certificate representing shares of Texas Instruments common stock. Upon the surrender, there will be paid to the holder the amount of any dividends or other distributions which after the time of the merger became payable with respect to the number of whole shares of Texas Instruments common stock into which the shares of Telogy Networks common stock are converted. No interest will be paid on the dividends or other distributions.

     No fractional shares of Texas Instruments common stock will be issued in the merger. A holder of Telogy Networks common stock who would otherwise be entitled to receive fractional shares of Texas Instruments common stock as a result of the merger will receive, in lieu of fractional shares, cash in an amount equal to the price per share of Texas Instruments common stock, as determined in accordance with the procedures described below, multiplied by the fraction to which the holder would otherwise be entitled. In order to satisfy the payment for the fractional shares, the surviving corporation will deposit with the Exchange Agent an amount of money equal to the aggregate amount of all fractional shares multiplied by the closing price on the New York Stock Exchange on the date of the time of the merger. The Exchange Agent will then distribute the proceeds, without interest, to the holders of the fractional interests.

     Any portion of the merger consideration, any dividends or distributions, or any cash owed in lieu of fractional shares with respect to shares of Texas Instruments common stock that has not been distributed to the holders of the certificates representing shares of Telogy Networks common stock, or shares of preferred stock that have been converted to common stock but for which no new certificate has been issued, within six months after the time of the merger will be delivered to the surviving corporation. Any holders who have not surrendered their certificates in accordance with the relevant provisions of the merger agreement may look only to the surviving corporation and Texas Instruments as a general creditor for payment of their claims for any merger consideration and any dividends or distributions with respect to shares of Texas Instruments common stock.

     None of Texas Instruments, TNI Acquisition, Telogy Networks, the surviving corporation or the Exchange Agent will be liable in respect of any merger consideration delivered to a public official under applicable abandoned property, escheat or similar law. If any certificate or certificates representing shares of Telogy Networks common stock, or shares of preferred stock that have been converted to common stock but for which no new certificate has been issued, are not surrendered prior to five years after the time of the merger, or immediately prior to such earlier date on which any merger consideration in respect of such certificate would otherwise escheat to or become the property of any governmental agency or regulatory authority, any cash, shares, dividends or distributions payable in respect of such certificate or certificates will become the property of the surviving corporation.

     TELOGY NETWORKS STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES REPRESENTING TELOGY NETWORKS COMMON STOCK TO TEXAS INSTRUMENTS OR TELOGY NETWORKS. CERTIFICATES FOR SHARES OF TELOGY NETWORKS

COMMON STOCK, OR SHARES OF PREFERRED STOCK THAT HAVE BEEN CONVERTED TO COMMON STOCK BUT FOR WHICH NO NEW CERTIFICATE HAS BEEN ISSUED, WILL BE EXCHANGED FOR CERTIFICATES OF SHARES OF TEXAS INSTRUMENTS COMMON STOCK FOLLOWING THE CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS WHICH TELOGY NETWORKS OR THE EXCHANGE AGENT WILL SEND TO HOLDERS OF TELOGY NETWORKS COMMON STOCK AFTER THE MERGER.


     Shares of Telogy Networks common stock outstanding immediately prior to the time of the merger and held by a holder who has not voted in favor of or consented to the merger, who properly demands in writing appraisal of his, hers or its shares of Telogy Networks capital stock in accordance with Section 262 of the DGCL, and who shall have not withdrawn the demand or otherwise forfeited appraisal rights, will not be converted into or represent the right to receive the merger consideration for the shares. These stockholders will be entitled to receive payment of the appraised value of the shares of Telogy Networks common stock held by them in accordance with the provisions of Section 262, except that all dissenting shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of the securities under Section 262 will be deemed to have been converted into, as of the effective time, the right to receive without any interest, the merger consideration upon surrender of the certificate or certificates that formerly represented such securities. See "The Telogy Networks Special
Meeting -- Appraisal Rights" on page 39.


DIRECTORS AND OFFICERS

     The merger agreement provides that the board of directors of the surviving corporation from and after the time of the merger will consist of the directors of TNI Acquisition immediately prior to the time of the merger. The merger agreement further provides that the officers of the surviving corporation from and after the time of the merger will be the officers of TNI Acquisition immediately prior to the time of the merger.

     Each director and officer will hold office from the time of the merger until his respective successor is duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the surviving corporation, or otherwise provided by applicable law.

CERTIFICATE OF INCORPORATION AND BYLAWS

     The merger agreement provides that:

     - the certificate of incorporation of Telogy Networks in effect immediately prior to the time of the merger will be the certificate of incorporation of the surviving corporation until thereafter amended in accordance with its terms or as provided by applicable law; and

     - the bylaws of Telogy Networks in effect immediately prior to the time of the merger will be the bylaws of the surviving corporation until thereafter amended in accordance with its terms or as provided by applicable law.

REPRESENTATIONS AND WARRANTIES

     - The merger agreement contains various customary representations and warranties of Telogy Networks relating to, among other things:

          (1) its organization, standing and similar corporate matters;

          (2) its capital structure and the capital structure of its subsidiaries;

          (3) authorization, execution, delivery, performance and enforceability of the merger agreement;

          (4) delivery of financial statements and validity of accounts receivable;

          (5) the absence of undisclosed liabilities;

          (6) the absence of material changes or events, except as otherwise provided in the merger agreement;

          (7) the absence of any untrue statements of a material fact or omission of any material fact required to be stated or necessary to make statements included in the registration statement filed with the SEC and this proxy statement/prospectus not misleading;

          (8) the absence of any necessary consents or approvals other than those specified in the merger agreement;

          (9) the absence of any material violation of the certificate of incorporation, bylaws, any material agreement or any law, order, writ, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation entered by a governmental entity;

          (10) real property;

          (11) the absence of any pending or threatened litigation against it or any of its subsidiaries, except as otherwise disclosed or in connection with the merger agreement, that would have a material adverse effect on it, individually or taken in the aggregate;

          (12) permits and licenses;

          (13) employee arrangements and benefit plans;

          (14) labor matters;

          (15) environmental matters;

          (16) tax matters;

          (17) the absence of any questionable payments;

          (18) material contracts;

          (19) insurance matters;

          (20) subsidies;

          (21) intellectual property;

          (22) software;

          (23) year 2000 matters;

          (24) the absence of any broker's, finder's or investment banker's fees owed in connection with the transactions contemplated by the merger agreement, other than amounts owed to BT Alex. Brown;

          (25) tax and accounting matters regarding the tax-free nature of the transaction and "pooling of interests;"

          (26) product liability and recalls;

          (27) customers, suppliers and vendors; and

          (28) exemption of the merger agreement from the Delaware and Maryland takeover statutes.

     - The merger agreement also contains various representations and warranties of Texas Instruments and TNI Acquisition relating to, among other things:

          (1) their organization, standing and similar corporate matters;

          (2) authorization, execution, delivery, performance and enforceability of the merger agreement;

          (3) documents filed by Texas Instruments with the SEC and financial statements;

          (4) the absence of any untrue statements of a material fact or omission of any material fact required to be stated or necessary to make statements included or incorporated by reference in the registration statement filed with the SEC and this proxy statement/prospectus not misleading;

          (5) the absence of any necessary consents or approvals other than those specified in the merger agreement and the absence of any conflicts with their organizational and various other documents;

          (6) the absence of any liability or obligation or engagement in any business activity by TNI Acquisition, except in connection with the merger agreement;

          (7) the absence of any broker's, finder's or investment banker's fees owed in connection with the transactions contemplated by the merger agreement; and

          (8) tax and accounting matters regarding the tax-free nature of the transaction and "pooling of interests."

COVENANTS

     During the period from the date of the merger agreement until the time of the merger, Telogy Networks has agreed to:

     - conduct its operations in the ordinary and usual course of business; and

     - with no less diligence and effort than would be applied in the absence of the merger agreement, use commercially reasonable efforts to:

        (1) preserve intact its current business organizations;

        (2) keep available the service of its current officers and employees;
and

        (3) preserve its relationships with customers, suppliers and others having business dealings with it.

Further, Telogy Networks has agreed that, among other things and subject to various conditions and exceptions, it will not and will cause its subsidiaries not to, without the prior written consent of Texas Instruments:

        (1) amend its certificate of incorporation or bylaws;

        (2) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents except for the issuance of up to 50,000 Telogy Networks stock options to new employees or to existing employees in connection with annual performance reviews consistent with past practices;

          (3) (a) split, combine or reclassify any shares of its capital stock;

             (b) declare, set aside or pay any dividend or other distribution in respect of its capital stock;

             (c) make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make payments to stockholders in their capacity as such; or

             (d) redeem, repurchase or otherwise acquire any of its securities or any securities of any of its subsidiaries;

          (4) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Telogy Networks or any of its subsidiaries;

          (5) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Telogy Networks;

          (6) (a) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary and usual course of business consistent with past practice;

             (b) assume, guarantee, endorse or otherwise become liable or responsible, whether directly, contingently or otherwise, for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice, taken as a whole, and except for obligations of the wholly owned subsidiaries of Telogy Networks;

             (c) make any loans, advances or capital contributions to, or investments in, any other person, other than to the wholly owned subsidiaries of Telogy Networks or customary loans or advances to employees in the ordinary and usual course of business consistent with past practice and in amounts not material to the maker of such loan or advance;

             (d) pledge or otherwise encumber shares of capital stock of Telogy
                 Networks or its subsidiaries; or

             (e) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material lien thereupon, other than permitted liens or as disclosed in the merger agreement;

          (7) (a) except as may be required by law or as contemplated by the merger agreement, enter into, adopt or amend or terminate any benefit plan, employee arrangement, stock appreciation right, restricted stock, performance unit, stock equivalent or stock purchase agreement for the benefit or welfare of any director, officer or employee in any manner;

             (b) except as set forth in the merger agreement or as required under existing agreements, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the merger agreement, including, the granting of stock appreciation rights or performance units, or grant any completion bonuses or change of control payments in respect of the merger or that will be affected thereby; or

             (c) hire, promote, or change the classification or status in respect of any employee or individual;

           (8) acquire, sell, lease or dispose of any assets outside the ordinary and usual course of business consistent with past practice or any assets which in the aggregate are material to Telogy Networks and its subsidiaries taken as a whole, enter into any commitment or transaction outside the ordinary and usual course of business consistent with past practice or grant any exclusive distribution rights;

           (9) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

          (10) revalue in any material respect any of its assets, including, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by generally accepted accounting principles;

          (11) (a) acquire, by merger, consolidation or acquisition of stock or assets, any corporation, partnership or other business organization or division thereof or any equity interest therein;

              (b) enter into any material contract or agreement, other than in the ordinary and usual course of business consistent with past practice, or amend in any material respect any material contracts or agreements;

              (c) authorize any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $200,000; or

              (d) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited by the merger agreement;

          (12) make or revoke any tax election, or settle or compromise any tax liability, or change, or make a request to any taxing authority to change, any aspect of its method of accounting for tax purposes;

          (13) pay, discharge or satisfy any material claims, liabilities or obligations, absolute, accrued, asserted or unasserted, contingent or otherwise, in excess of $100,000 individually or $200,000 in the aggregate, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which Telogy Networks or any of its subsidiaries is a party;

          (14) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

          (15) take any action that would prevent or impede the merger from qualifying as a pooling of interests under APB 16 and the applicable SEC rules and regulations or as a reorganization under
               Section 368 of the Code;

          (16) enter into any agreement or arrangement that limits or otherwise restricts Telogy Networks or any of its subsidiaries or any successor thereto or that could, after the effective time, limit or restrict the surviving corporation and its affiliates, including Texas Instruments, or any successor thereto, from engaging or competing in any line of business or in any geographic area;

          (17) fail to comply in any material respect with any law applicable to Telogy Networks, its subsidiaries or their respective assets which would result in a material adverse effect on Telogy Networks;

          (18) enter into any direct or indirect arrangements for financial subsidies;

          (19) effect a "mass layoff" or "plant closing;"

          (20) enter into any contract with an officer, director, employee, agent, or other similar representative of Telogy Networks or any of its subsidiaries that is not terminable, without penalty or other liability, upon not more than 60 calendar days' notice, other than standard confidentiality and inventions agreements;

          (21) enter into any contract, agreement or arrangement to port software to any digital signal processor of any vendor other than Texas Instruments or its subsidiaries; or

          (22) take, propose to take, or agree in writing or otherwise to take, any of the foregoing actions or any action which would make any of the representations or warranties of Telogy Networks contained in the merger agreement untrue, incomplete or incorrect.

CONDITIONS TO THE MERGER

     - The respective obligations of TNI Acquisition, Texas Instruments and Telogy Networks to consummate the merger are subject to the satisfaction or waiver of certain conditions, including that:

          (1) the merger agreement shall have been approved and adopted by the stockholders of Telogy Networks;

          (2) any waiting periods applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or early termination of the waiting periods shall have been granted without limitation, restriction or condition;

          (3) there shall not be in effect any law of any governmental entity of competent jurisdiction restraining, enjoining or otherwise preventing consummation of the transactions contemplated by the merger agreement;

          (4) the registration statement filed by Texas Instruments in connection with the registration under the Securities Act of shares of Texas Instruments common stock to be issued in the merger shall have been declared effective by the SEC and shall be effective at the effective time, and no stop order suspending effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend its effectiveness shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act or Exchange Act relating to the issuance or trading of Texas Instruments' common stock shall have been received;

          (5) the Texas Instruments common stock required to be issued under the merger agreement shall have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance; and

          (6) Telogy Networks shall have received and delivered to Texas Instruments a letter from KPMG LLP dated as of the date the registration statement is declared effective and dated as of the closing date of the merger agreement, stating that the accounting of the merger as a pooling of interests under APB 16 and the applicable SEC rules and regulations is appropriate if the merger is consummated as contemplated by the merger agreement. Texas Instruments shall have received and delivered to Telogy Networks a letter from Ernst & Young LLP, dated as of the date the registration statement is declared effective and dated as of the closing date of the merger agreement, stating that accounting of the merger as a pooling of interests under APB 16 and the applicable SEC rules and regulations is appropriate if the merger is consummated as contemplated by the merger agreement.

     - The obligations of Texas Instruments and TNI Acquisition to effect the merger are further subject to satisfaction of the following conditions:

          (1) the representations and warranties of Telogy Networks contained in the merger agreement, to the extent qualified by materiality or material adverse effect, shall, taken as a whole, have been true and, to the extent not qualified by materiality or material adverse effect, shall, taken as a whole, have been true in all material respects, in each case when made and on and as of the closing date of the merger agreement as though made on and as of the closing date, except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date;

          (2) Telogy Networks shall have performed or complied in all material respects with all agreements and conditions contained in the merger agreement required to be performed or complied with by it prior to or at the time of the closing;

          (3) Telogy Networks shall have delivered to Texas Instruments a certificate, dated the date of the closing, signed by the President or any Vice President of Telogy Networks, but without personal liability thereto, certifying as to the fulfillment of the conditions specified in (1) and (2) above;

          (4) Texas Instruments shall have received an opinion of Weil, Gotshal & Manges LLP, dated as of the effective time, based on the representations of Texas Instruments and Telogy Networks to the effect that:

             (a) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

             (b) each of Texas Instruments, TNI Acquisition and Telogy Networks
                 will be a party to the reorganization within the meaning of
                 Section 368(b) of the Code; and

             (c) no gain or loss will be recognized by Telogy Networks, Texas
                 Instruments or TNI Acquisition as a result of the merger;

          (5) all authorizations, consents or approvals of a governmental entity required in connection with the execution, delivery and performance of the merger agreement shall have been made or obtained, without any limitation, restriction or condition that has or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Telogy Networks, or an effect on Texas Instruments and its subsidiaries that, were such effect applied to Telogy Networks and its subsidiaries, could have or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Telogy Networks, except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Telogy Networks, or an effect on Texas Instruments and its subsidiaries that, were such effect applied to Telogy Networks and its subsidiaries, has or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Telogy Networks;

          (6) Telogy Networks shall have obtained the consent or approval of each person whose consent or approval shall be required under any material contract, real property lease or other obligation specifically identified in the merger agreement;

          (7) prior to the date of Telogy Networks' stockholder meeting, Texas Instruments shall have received from Telogy Networks' "affiliates" an affiliate letter;

          (8) holders of no more than that number of shares of Telogy Networks capital stock that, when taken together with all other relevant factors, could reasonably be expected to impair or compromise "pooling of interests" treatment, shall have exercised and not withdrawn, forfeited or otherwise permitted to lapse appraisal, dissenters' or similar rights under applicable law with respect to their shares in connection with the merger; and

          (9) all outstanding shares of Telogy Networks preferred stock shall have been converted into shares of Telogy Networks common stock.

     - The obligations of Telogy Networks to effect the merger are further subject to the following conditions:

          (1) the representations and warranties of Texas Instruments and TNI Acquisition contained in the merger agreement, to the extent qualified by materiality or material adverse effect, shall, taken as a whole, have been true and, to the extent not qualified by materiality or material adverse effect, shall, taken as a whole, have been true in all material respects, in each case when made and on and as of the closing date as though made on and as of the closing date, except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date;

          (2) Texas Instruments shall have performed or complied in all material respects with all agreements and conditions contained in the merger agreement required to be performed or complied with by it prior to or at the time of the closing;

          (3) Texas Instruments shall have delivered to Telogy Networks a certificate, dated the date of the closing, signed by the President or any Vice President of Texas Instruments, but without personal liability thereto, certifying as to the fulfillment of the conditions specified in (1) and (2) above; and

          (4) Telogy Networks shall have received an opinion of King & Spalding, dated the effective time, based on the representations of Texas Instruments and Telogy Networks to the effect that:

             (a) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

             (b) each of Texas Instruments, TNI Acquisition, and Telogy Networks
                 will be a party to the reorganization within the meaning of
                 Section 368(b) of the Code; and

             (c) no gain or loss will be recognized by a stockholder of Telogy
                 Networks as a result of the merger, except with respect to cash received in lieu of fractional shares.

ADDITIONAL COVENANTS

     Each of Texas Instruments, TNI Acquisition and Telogy Networks have also agreed, among other things and subject to various conditions and exceptions, that:

     - as soon as practicable following the date of the merger agreement, Texas Instruments and Telogy Networks will jointly prepare the proxy statement/prospectus in connection with the vote of the stockholders of Telogy Networks in respect of the merger and Texas Instruments will file with the SEC the registration statement in connection with the registration under the Securities Act of the shares of Texas Instruments common stock to be issued in connection with the merger;

     - Telogy Networks will use its reasonable best efforts to cause to be delivered to Texas Instruments a letter of KPMG dated a date within two business days before the registration statement becomes effective stating that the merger may properly be accounted for as a pooling of interests and Texas Instruments will use its reasonable best efforts to cause to be delivered to Telogy Networks a letter of Ernst & Young LLP dated a date within two business days before the registration statement becomes effective stating that the merger may properly be accounted for as a pooling of interests;

     - Telogy Networks will take all lawful action necessary to convene a meeting of its stockholders for the purpose of voting on the approval and adoption of the merger agreement and to solicit proxies from its stockholders to approve the merger, and will hold such stockholders' meeting as soon as practicable after the date of the merger agreement;

     - each party will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the merger; each party will use its reasonable best efforts to obtain all requisite approvals and authorizations for the merger, including, without limitation, those required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

     - subject to specified exceptions, each party will use its reasonable best efforts to resolve such objections, if any, as may be asserted by a governmental entity or other person in respect of the merger under any antitrust law;

     - Telogy Networks will keep Texas Instruments informed of any litigation which may be brought against Telogy Networks or its directors relating to the merger and to consult with and obtain Texas Instruments' prior written consent before entering into any settlement or compromise of any such litigation;

     - Telogy Networks will and will cause its respective subsidiaries to afford Texas Instruments and TNI Acquisition and their authorized representatives reasonable access at all reasonable times to all employees, plants, offices, warehouses and other facilities and to all books and records of Telogy Networks and its subsidiaries;

     - Texas Instruments and TNI Acquisition will not, and will cause their authorized representatives not to, disclose any documents or information concerning Telogy Networks and its subsidiaries furnished to Texas Instruments or TNI Acquisition in connection with the merger;

     - each party will consult with each of the others before issuing any press release or otherwise making any public statements in respect of the merger;

     - each party will give prompt notice to the other of the occurrence of particular events;

     - each party will deliver certificates regarding particular tax matters to counsel to Telogy Networks and counsel to TNI Acquisition and Texas Instruments;

     - Texas Instruments and TNI Acquisition will do or cause to be done certain things related to employee matters, including, without limitation, to honor the obligations of Telogy Networks under the provisions of all employment, consulting, termination, severance, change of control and indemnification agreements between and among Telogy Networks or any of its subsidiaries and any current or former officer, director, consultant or employee of Telogy Networks or any of its subsidiaries;

     - Telogy Networks will terminate its 401(k) plan and enter into employment agreements with key employees;

     - Texas Instruments will use its reasonable best efforts to cause the shares of Texas Instruments common stock to be issued in connection with the merger to be listed on the New York Stock Exchange;

     - each party will take all commercially reasonable actions necessary to consummate the merger and otherwise act to eliminate or minimize the effects of any takeover statute on the merger; and

     - subject to specified exceptions, for 18 months following May 29, 1999, if the merger agreement is terminated for any reason, neither Texas Instruments nor any affiliate which it controls will, directly or indirectly, actively solicit or induce any employee of Telogy Networks to leave such employment and become an employee of Texas Instruments or its affiliates.

     Telogy Networks has also further agreed not to, and not to permit its subsidiaries to, nor authorize or permit any officer, director or employee of or any investment banker, attorney or other advisor or representative of Telogy Networks or any of its subsidiaries to, directly or indirectly:

     - solicit, initiate or encourage the submission of any Acquisition Proposal, as defined below; or

     - participate in any discussions or negotiations regarding or furnish to any person any information in respect of, or take any other action to facilitate, any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

     Telogy Networks will notify Texas Instruments of any Acquisition Proposal as promptly as practicable. Telogy Networks also agreed to terminate any existing activities, discussions or negotiations with any parties conducted before the merger agreement in respect of any possible Acquisition Proposal.

     Telogy Networks' board of directors will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Texas Instruments, its approval or recommendation of the merger agreement or the merger unless the Telogy Networks board of directors, after consultation with independent legal counsel, determines in good faith that such action is necessary to avoid a breach by the Telogy Networks board of directors of its fiduciary duties to Telogy Networks' stockholders under applicable law.

     "Acquisition Proposal" is defined as an inquiry, offer or proposal regarding any of the following, other than the transactions contemplated by the merger agreement, involving Telogy Networks or any of its subsidiaries:

     - any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of Telogy Networks and its subsidiaries, taken as a whole, in a single transaction or series of related transactions;

     - any tender offer or exchange offer for 20% or more of the outstanding capital stock of Telogy Networks or the filing of a registration statement under the Securities Act in connection therewith; or

     - any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

TERMINATION

     The merger agreement may be terminated and the merger may be abandoned at any time prior to the time of the merger:

     - by mutual written consent of Telogy Networks and Texas Instruments;

     - by either Telogy Networks or Texas Instruments if:

          (1) the merger is not consummated by August 31, 1999; provided, however, that if any condition to closing pertaining to stockholder approval, effectiveness of the registration statement, regulatory approvals, listing of Texas Instruments common stock on the New York Stock Exchange, or the accountant letters that remains reasonably capable of satisfaction has not been fulfilled or waived by August 31, 1999, the termination date will be extended to September 30, 1999, which date may be further extended based upon good faith negotiations of the parties, taking into consideration all relevant factors;


          (2) the required approval of the stockholders of Telogy Networks has not been obtained; or



          (3) any law permanently restrains, enjoins or otherwise prohibits consummation of the merger;


     - by Telogy Networks if there is a breach by Texas Instruments or TNI Acquisition of any representation, warranty, covenant or agreement contained in the merger agreement that cannot be cured and would cause certain closing conditions to be incapable of being satisfied; or

     - by Texas Instruments if


          (1) there is a breach by Telogy Networks of any representation, warranty, covenant or agreement contained in the merger agreement that cannot be cured and would cause certain closing conditions to be incapable of being satisfied; or


          (2) the condition regarding appraisal rights set forth in the merger agreement is not satisfied.

     If the merger agreement is terminated:

     - by Telogy Networks because the merger was not completed by the later of August 31, 1999, or any extended date as contemplated by the merger agreement or otherwise;

     - by either party because the Telogy Networks stockholders do not approve the merger;

     - by Texas Instruments because Telogy Networks breaches a material obligation under the merger agreement that is not cured; or


     - by Texas Instruments if Telogy Networks stockholders exercise, and do not withdraw, appraisal rights with respect to a number of shares of Telogy Networks common stock that would prohibit the merger from being accounted for as a pooling of interests and Telogy Networks enters into an agreement with another party to acquire Telogy Networks within 12 months of the termination, then Telogy Networks must pay Texas Instruments a termination fee of

$22,500,000. The possibility that a termination fee could be triggered may deter other potential acquirors from pursuing an acquisition of Telogy Networks.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Telogy Networks and Texas Instruments have agreed to indemnify the present and former directors and officers of Telogy Networks and its subsidiaries against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in connection with any claim based on or arising out of or pertaining to the fact that such person is or was a director or officer of Telogy Networks.

ESCROW FUND

     At the time of the merger, 5% of the shares of Texas Instruments common stock to be delivered to Telogy Networks stockholders pursuant to the merger agreement will be put into an escrow fund. The escrow fund will be managed by Harris Trust and Savings Bank, as depositary agent. The escrow fund will be Texas Instruments' sole and exclusive remedy for any and all losses incurred or sustained by Texas Instruments as a result of any inaccuracy or breach by Telogy Networks of any provisions of the merger agreement. Texas Instruments may not make any claims against the escrow fund unless the aggregate losses incurred exceed $100,000, at which time claims may be made for all losses in excess of that amount. To the extent not used to satisfy claims of Texas Instruments, the escrow fund will be paid to Telogy Networks' stockholders one year from the date of consummation of the merger, unless this date is extended while claims made by Texas Instruments are pending. Telogy Networks' stockholders will be entitled to receive dividends on and vote the escrowed shares at Texas Instruments stockholders' meetings while the shares are being held in escrow. John Puente and John Nehra have each been appointed as stockholder agent under the escrow fund, and each of them shall individually have authority to act for Telogy Networks' stockholders with respect to the escrow fund.

AMENDMENT

     Subject to the applicable provisions of the DGCL, the merger agreement may be amended in writing at any time before or after approval of the merger by Telogy Networks' stockholders but, after any such approval, no amendment may be made which reduces the merger consideration without additional stockholder approval.

EXTENSION AND WAIVER

     At any time before the time of the merger, each party to the merger agreement may extend the time for performance of any obligation or act of another party, waive any inaccuracies in the representations and warranties or waive non-compliance or non-satisfaction by the other party with any of the agreements or conditions contained in the merger agreement.

                                VOTING AGREEMENT

     The following description of certain terms of the voting agreement is only a summary of the material provisions of the described agreement and does not purport to be complete. The form of the voting agreement is attached to this proxy statement/prospectus as Annex B.

VOTING AND PROXIES


     In order to induce Texas Instruments to enter into the merger agreement, certain of Telogy Networks' stockholders, including officers and directors, entered into the voting agreement with Texas Instruments on May 29, 1999. Those stockholders who signed the voting agreement have agreed to vote an aggregate of 4,487,335 shares of Telogy Networks capital stock, representing approximately 64.5% of the total outstanding voting power as of August 4, 1999, in favor of the merger and the merger agreement. As of August 4, 1999, officers and directors of Telogy Networks owned and held the power to vote 3,400,584 shares of Telogy Networks capital stock, representing approximately 48.9% of the total voting power of Telogy Networks.



     The stockholders who signed the voting agreement have also agreed to vote an aggregate of 2,139,145 shares of Telogy Networks Series A preferred stock, representing approximately 86.7% of the total outstanding Series A preferred stock as of August 4, 1999, in favor of the merger, the merger agreement and the conversion of all outstanding shares of Telogy Networks Series A preferred stock into common stock. The holder of the Telogy Networks Series B preferred stock who signed the voting agreement also agreed to vote all outstanding shares of Series B preferred stock in favor of the merger, the merger agreement and the conversion of all outstanding shares of Series B preferred stock into common stock.


PROHIBITED ACTIONS

     Each stockholder party to the voting agreement also agreed not to enter into any voting agreement or grant a proxy or power of attorney with respect to Telogy Networks capital stock in any manner inconsistent with that stockholder's obligations under the voting agreement or take any other action that is inconsistent with the obligations of the stockholder under the voting agreement, including any action that would prevent or materially delay the consummation of the merger.

OTHER PROVISIONS

     The voting agreement also contains provisions relating to, among other things, representations and warranties by the parties and specific performance of the voting agreement. The voting agreement terminates upon the earlier to occur of:

     - the time of the merger;

     - 90 days after:

        (1) termination of the merger agreement by Texas Instruments because Telogy Networks breaches a covenant or agreement that cannot be cured; or

        (2) termination by Texas Instruments because Telogy Networks stockholders exercise and have not withdrawn their appraisal rights to the extent that the merger cannot be accounted for as a pooling of interests; and

     - the termination of the merger agreement for any other reason in accordance with its terms.

                         BUSINESS OF TEXAS INSTRUMENTS


SEMICONDUCTOR



     Texas Instruments is a global semiconductor company and the world's leading designer and supplier of digital signal processors and analog integrated circuits, the engines driving the digitization of electronics. These two types of semiconductor products work together in digital electronic devices such as digital cellular phones. Analog technology converts analog signals like sound, light, temperature and pressure into the digital language of zeros and ones, which can then be processed in real-time by a digital signal processor. Analog integrated circuits also translate digital signals back to analog. Digital signal processors and analog integrated circuits enable a wide range of new products and features for Texas Instruments' more than 30,000 customers in commercial, industrial and consumer markets.



     Texas Instruments also is a world leader in the design and manufacturing of other semiconductor products. Those products include standard logic, application-specific integrated circuits, reduced instruction-set computing microprocessors, and microcontrollers.



     The semiconductor business comprised 80% of Texas Instruments' 1998 revenues when the divested memory business is excluded. Texas Instruments' semiconductor products are used in a diverse range of electronic systems, including digital cell phones, computers, printers, hard disk drives, modems, networking equipment, digital cameras and video recorders, motor controls, autos, and home appliances. Products are sold primarily to original-equipment manufacturers and through distributors. Texas Instruments' semiconductor patent portfolio has been established as an ongoing contributor to semiconductor revenues. Revenues generated from sales to Texas Instruments' top three semiconductor customers accounted for approximately 24% of total semiconductor revenues in 1998.



     The semiconductor business is intensely competitive, subject to rapid technological change and pricing pressures, and requires high rates of investment. Texas Instruments is the leading supplier of digital signal processors and analog integrated circuits, yet faces strong competition in all of its semiconductor product lines. The rapid pace of change and technological breakthroughs constantly create new opportunities for existing competitors and start-ups, which can quickly render existing technologies less valuable.



     In digital signal processors, Texas Instruments competes with a growing number of large and small companies, both U.S.-based and international. New product development capabilities, applications support, software knowledge and advanced technology are the primary competitive factors in this business.



     The market for analog integrated circuits is highly fragmented. Texas Instruments competes with many large and small companies, both U.S.-based and international. Primary competitive factors in this business are the availability of innovative designs and designers, a broad range of process technologies and applications support and, particularly in the standard products area, price.



DEMAND FOR DIGITAL SIGNAL PROCESSORS/ANALOG INTEGRATED CIRCUITS



     Texas Instruments has undertaken a business strategy that focuses on developing and marketing digital signal processors and analog integrated circuits. Texas Instruments has divested certain of its businesses and acquired others and invested its resources with the view of furthering its focus on these products. While Texas Instruments believes that focusing its efforts on digital signal processors and analog integrated circuits offers the best opportunity for Texas Instruments to achieve its strategic goals and that Texas Instruments has developed, and will continue to develop, a wide range of innovative and technologically advanced products, the results of Texas Instruments' operations may be adversely affected in the future if the demand for digital signal processors and analog integrated circuits decreases or this market grows at a pace significantly less than that projected by management.



ACQUISITIONS AND DIVESTITURES



     From time to time Texas Instruments considers acquisitions and divestitures that may strengthen its business portfolio. Texas Instruments may effect one or more of these transactions at such time or times as it determines to be appropriate. In 1998, as Texas Instruments narrowed its focus to digital signal processors and analog integrated circuits, it acquired technology companies that brought unique expertise to these core product areas. In the first quarter, Texas Instruments acquired GO DSP Corporation, a developer of software development tools for digital signal processors; Spectron Microsystems, a developer of real-time operating software for use in digital signal processing applications; and Oasix and Arisix corporations, both digital integrated circuit design centers for hard disk drive products. In the fourth quarter, Texas Instruments acquired certain assets of Adaptec, Inc., a developer of hardware and software for the high-end hard disk drive market, a market that increasingly will use digital signal processors in addition to analog integrated circuits.



     In addition, in 1998, Texas Instruments divested its dynamic random-access memory (DRAM) semiconductor operation. The business was sold in the third quarter to Micron Technology, Inc., and included Texas Instruments' wholly owned manufacturing facilities in Avezzano, Italy, and Richardson, Texas, its joint-venture interests in Japan and Singapore, and an assembly and test operation in Singapore.



OTHER TEXAS INSTRUMENTS BUSINESSES



     In addition to semiconductors, Texas Instruments has two other principal segments. The largest, representing 12% of Texas Instruments' 1998 revenues when the memory business is excluded, is Materials & Controls (M&C). This business sells electrical and electronic controls, electronic connectors, sensors, radio-frequency identification systems and clad metals into commercial and industrial markets. Typically the top supplier in targeted product areas, M&C faces strong multinational and regional competitors. The primary competitive factors in this business are product reliability, manufacturing costs, and engineering expertise. The products of this business are sold directly to original-equipment manufacturers and through distributors. Revenues generated from sales to Texas Instruments' top three M&C customers accounted for approximately 15% of total M&C revenues in 1998.



     Educational & Productivity Solutions (E&PS) represents 6% of Texas Instruments' 1998 revenues when the memory business is excluded, and is a leading supplier of educational and graphing calculators. This business sells primarily through retailers and to schools through instructional dealers. Texas Instruments' principal competitors in this business are several Japanese companies. Technology expertise, price and infrastructure for education and market understanding are primary competitive factors in this business. Revenues generated from sales to Texas Instruments' top three E&PS customers accounted for approximately 26% of total E&PS revenues in 1998.



     In addition, Texas Instruments continues to invest in digital imaging, an emerging business that produces micro-mirror-based devices that enable revolutionary brightness and clarity in large-screen video displays. The primary sales route is directly to original-equipment manufacturers. Texas Instruments faces competition in this business primarily from a competing technology known as liquid crystal displays from Asian manufacturers. Primary competitive factors in this business are price, brightness and performance of the display, and in some applications, size and weight.



GENERAL INFORMATION



     Texas Instruments is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries. Texas Instruments' largest geographic markets are in the United States, Asia, Japan and Europe. Texas Instruments has been in operation since 1930.



     The financial information with respect to Texas Instruments' business segments and operations outside the United States, which is contained in the note to the financial statements captioned "Business Segment and Geographic Area Data" in the notes to Texas Instruments' consolidated financial statements on pages F-24 through F-26 of this proxy statement/prospectus.

BACKLOG



     The dollar amount of backlog of orders believed by Texas Instruments to be firm was $1,233 million as of December 31, 1998 and $1,623 million as of December 31, 1997. Texas Instruments' backlog does not represent actual revenues and is only an indication of future revenues which may be entered on the books of account of Texas Instruments. Backlog orders are, under certain circumstances, subject to cancellation by the purchaser without penalty and do not reflect any potential adjustments for price decreases.



RAW MATERIALS



     Texas Instruments purchases materials, parts and supplies from a number of suppliers. The materials, parts and supplies essential to Texas Instruments' business are generally available at present and Texas Instruments believes at this time that such materials, parts and supplies will be available in the foreseeable future.



PATENTS AND TRADEMARKS



     Texas Instruments owns many patents in the United States and other countries in fields relating to its business. Texas Instruments has developed a strong, broad-based patent portfolio. Texas Instruments also has several agreements with other companies involving license rights and anticipates that other licenses may be negotiated in the future. Texas Instruments does not consider its business materially dependent upon any one patent or patent license, although taken as a whole, the rights of Texas Instruments and the products made and sold under patents and patent licenses are important to Texas Instruments' business.



     Texas Instruments owns trademarks that are used in the conduct of its business. These trademarks are valuable assets, the most important of which are "Texas Instruments" and Texas Instruments' corporate monogram.



RESEARCH AND DEVELOPMENT



     Texas Instruments' research and development expense was $1,206 million in 1998, compared with $1,536 million in 1997 and $1,181 million in 1996. Included is a charge for the value of in-process research and development of $25 million in 1998 as a result of two business acquisitions; $461 million in 1997 as a result of the acquisition of Amati Communications Corporation; and $192 million in 1996 as a result of the acquisition of Silicon Systems, Inc.



SEASONALITY



     Texas Instruments' revenues and operating results are subject to some seasonal variation.



EMPLOYEES



     As of June 30, 1999, Texas Instruments had approximately 35,000 employees.



PROPERTIES





     Texas Instruments' principal executive offices are located at 8505 Forest Lane, Dallas, Texas. Texas Instruments owns and leases plants in the United States and 11 other countries for manufacturing and related purposes. The following table indicates the general location of Texas Instruments' principal plants and the business segments which make major use of them. Except as otherwise indicated, the principal plants are owned by Texas Instruments.



                                                                              MATERIALS
                                                              SEMICONDUCTOR   & CONTROLS   E&PS
                                                              -------------   ----------   ----
Dallas, Texas(1)............................................        X           X           X
Houston, Texas..............................................        X
Sherman, Texas(1)(2)........................................        X
Santa Cruz, California......................................        X
Attleboro, Massachusetts....................................        X           X
Freising, Germany...........................................        X           X
Baguio, Philippines(3)......................................        X
Hiji, Japan.................................................        X
Kuala Lumpur, Malaysia(4)...................................        X           X
Miho, Japan.................................................        X
Taipei, Taiwan..............................................        X
Aguascalientes, Mexico......................................        X           X


---------------


(1) Certain plants or portions thereof in Dallas and Sherman are leased to Raytheon Company or Raytheon-related entities in connection with the sale in 1997 of Texas Instruments' defense systems and electronics business.


(2) Leased.


(3) Owned on leased land.


(4) Approximately half of this site is owned on leased land; the remainder is leased.



     Texas Instruments' facilities in the United States contained approximately 17,700,000 square feet as of December 31, 1998, of which approximately 3,300,000 square feet were leased. Texas Instruments' facilities outside the United States contained approximately 5,600,000 square feet as of December 31, 1998, of which approximately 1,300,000 square feet were leased.



     Texas Instruments believes that its existing properties are in good condition and suitable for the manufacture of its products. At the end of 1998, Texas Instruments utilized substantially all of the space in its facilities.



     Leases covering Texas Instruments' leased facilities expire at varying dates generally within the next 10 years. Texas Instruments anticipates no difficulty in either retaining occupancy through lease renewals, month-to-month occupancy or purchases of leased facilities, or replacing the leased facilities with equivalent facilities.



INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Texas Instruments' restated certificate of incorporation and bylaws provide for the indemnification of directors and officers in the event they become parties to legal proceedings arising in connection with their positions with Texas Instruments. The SEC has expressed its position that the indemnification of directors, officers and controlling person against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



     All of the current directors and executive officers of Texas Instruments will be the directors and executive officers of Texas Instruments following the merger. For information regarding these directors and executive officers and executive compensation, see "Management of Texas Instruments."



WHERE YOU CAN FIND MORE INFORMATION ABOUT TEXAS INSTRUMENTS


     Texas Instruments (File No. 1-3761) files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Texas Instruments at the SEC's public reference room, at 450 Fifth Street, N.W.,

Washington, D.C., as well as at public reference rooms in New York, New York, and Chicago, Illinois. Please call (800) SEC-0330 for further information on the public reference rooms. Texas Instruments' filings are also available to the public from commercial document retrieval services and at the internet web site maintained by the SEC at http://www.sec.gov.

     Texas Instruments has filed a registration statement on Form S-4 to register with the SEC the Texas Instruments common stock to be issued to stockholders of Telogy Networks in the merger. This proxy statement/prospectus is part of that registration statement and constitutes a prospectus of Texas Instruments in addition to being a proxy statement of Telogy Networks for its special meeting of stockholders.


     Texas Instruments has supplied all information contained in this proxy statement/prospectus relating to Texas Instruments or TNI Acquisition and Telogy Networks has supplied all information relating to Telogy Networks.

                          BUSINESS OF TELOGY NETWORKS

     Telogy Networks was founded in 1989, and specializes in providing embedded communications software to communications equipment manufacturers. By offering manufacturers a single source for integrated digital signal processor ("DSP") and microprocessor unit software, Telogy Networks enables networking and wireless equipment manufacturers to cut product-development risks, time and costs, moving them to market quickly with high quality, complete communications solutions.

     In 1997, Telogy Networks began to focus on the fast-growing Internet Infrastructure industry, and into the faster growing Embedded Communications Software market. These markets are being driven by the convergence of voice, fax, data and video networks that provide increased efficiency and enhanced applications. Telogy Networks focused on two award-winning products: Golden Gateway and ActiveAir. Golden Gateway is an embedded software product that enables communications equipment manufacturers to add real-time fax, voice, and data capabilities over Internet Protocol ("IP"), Frame Relay ("FR") and Asynchronous Transfer Mode ("ATM") networks. Golden Gateway has received widespread industry recognition for its best-in-class voice quality, real-time fax capabilities, and growing, satisfied customer base. ActiveAir is embedded software for wireless communications standards.


     Motorola acquired an exclusive license to ActiveAir in May 1997. As a result, Telogy Networks no longer actively markets ActiveAir. Telogy Networks receives annual licensing fees from Motorola, as detailed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations for Telogy Networks."



     Telogy Networks' primary competition comes from two sources: in-house development and engineering staffs of Telogy Networks' prospective customers, and small software companies, such as HotHaus, a Canadian-based embedded software provider, and AudioCodes, an Israeli-based chipset/board provider. While competition from these two firms has increased in 1998, Telogy Networks views this as a sign of a healthy, growing marketplace. Management believes Telogy Networks is the only company that provides a complete system solution with demonstrably superior sound quality, real-time fax, and post-sales technical-support services.


     Telogy Networks sells its products in the United States and Canada through a direct, regionally dispersed sales force. Internationally, Telogy Networks distributes its products through both a direct sales force and Value Added Resellers ("VARs"). VAR channel managers are based in strategic territories to provide full support to VARs and their customers. Channel managers are teamed with field application engineers dedicated to assisting with field technical issues and to liaising with headquarters staff.

                        MANAGEMENT OF TEXAS INSTRUMENTS



DIRECTORS



     The following table shows the names and ages of the members of the Board of Directors of Texas Instruments and the year each person became a director.



                                                                       DIRECTOR
                            NAME                              AGE       SINCE
                            ----                              ---      --------
James R. Adams..............................................  59         1989
David L. Boren..............................................  58         1995
James B. Busey IV...........................................  66         1992
Daniel A. Carp..............................................  51         1997
Thomas J. Engibous..........................................  46         1996
Gerald W. Fronterhouse......................................  63         1986
David R. Goode..............................................  58         1996
Wayne R. Sanders............................................  52         1997
Ruth J. Simmons.............................................  54         1999
Clayton K. Yeutter..........................................  68         1992



     JAMES R. ADAMS, Director. Chair, Board Organization and Nominating Committee; member, Audit Committee. Chairman of the Board of Texas Instruments from 1996 to April 1998. Group president, SBC Communications Inc. from 1992 until retirement in 1995; president and chief executive officer of Southwestern Bell Telephone Company, 1988-92. Director, Prodigy Communications Corporation.



     DAVID L. BOREN, Director. Member, Audit and Stockholder Relations and Public Policy Committees. President of the University of Oklahoma since 1994. U.S. Senator, 1979-94; Governor of Oklahoma, 1975-79. Director, AMR Corporation, Phillips Petroleum Company, Torchmark Corporation and Waddell & Reed, Inc.; Chairman, Oklahoma Foundation for Excellence.



     JAMES B. BUSEY IV, Director. Chair, Audit Committee; member, Board Organization and Nominating Committee. Retired from U.S. Navy as Admiral in 1989. President and chief executive officer, Armed Forces Communications and Electronics Association, 1992-96; Deputy Secretary, Department of Transportation, 1991-92; Administrator, Federal Aviation Administration, 1989-91. Director, Curtiss-Wright Corporation and S.T. Research Corporation; trustee and vice-chairman, MITRE Corporation.



     DANIEL A. CARP, Director. Member, Audit and Board Organization and Nominating Committees. President and chief operating officer of Eastman Kodak Company since January 1997; also, director since December 1997. Executive vice president and assistant chief operating officer of Eastman Kodak, 1995-97; general manager, European Region, 1991-95.



     THOMAS J. ENGIBOUS, Chairman, President and Chief Executive
Officer. President and chief executive officer of Texas Instruments since 1996; also, chairman since April 1998. Joined Texas Instruments in 1976; elected executive vice president in 1993. Director, Catalyst, J.C. Penney Company, Inc.; member, The Business Council and The Business Roundtable; trustee, Southern Methodist University.



     GERALD W. FRONTERHOUSE, Director. Member, Compensation and Stockholder Relations and Public Policy Committees. Investments. Former chief executive officer (1985-88) of First RepublicBank Corporation. President and director, Hoblitzelle Foundation.



     DAVID R. GOODE, Director. Chair, Compensation Committee; member, Board Organization and Nominating Committee. Chairman of the board and chief executive officer of Norfolk Southern Corporation since 1992; also, president since 1991. Director, Aeroquip-Vickers, Inc., Caterpillar, Inc., Delta Airlines, Inc. and Georgia-Pacific Corporation; member, The Business Council and The Business Roundtable; trustee, Hollins College.

     WAYNE R. SANDERS, Director. Member, Compensation and Stockholder Relations and Public Policy Committees. Chairman of the board of Kimberly-Clark Corporation since 1992; also, chief executive officer since 1991. Director, Adolph Coors Company, Coors Brewing Company and Chase Bank of Texas, N.A.; trustee, Marquette University.



     RUTH J. SIMMONS, Director. Member, Audit and Stockholder Relations and Public Policy Committees. President of Smith College since 1995. Vice Provost of Princeton University 1991-95. Director, Metropolitan Life Insurance Company and Pfizer Inc.



     CLAYTON K. YEUTTER Director. Chair, Stockholder Relations and Public Policy Committee; member, Compensation Committee. Of counsel, Hogan & Hartson. Counselor to President Bush for domestic policy during 1992; chairman, Republican National Committee, 1991-92; Secretary, Department of Agriculture, 1989-91; U.S. Trade Representative, 1985-89. Director, Allied Zurich, P.L.C., Caterpillar Inc., ConAgra, Inc., FMC Corporation, and Oppenheimer Funds.



DIRECTORS' COMPENSATION



     Cash Compensation



     Directors who are not employees are paid each year:



     - A board retainer of $40,000.



     - A committee retainer of $15,000.



     - $2,500 for attendance at Texas Instruments' strategic planning conference.



     - $2,500 for attendance at Texas Instruments' annual planning conference.



     Compensation for other activities, like visits to Texas Instruments facilities and attendance at certain company events, is $1,000 per day. In 1998, Texas Instruments made payments (an aggregate of $9,109) relating to premiums for life, medical, dental, travel and accident insurance policies covering directors.



     Deferral Election



     Subject to some limitations, directors can choose to have all or part of their compensation deferred until they leave the board (or certain other specified times). The deferred amounts are credited to either a cash account or stock unit account. Cash accounts earn interest from Texas Instruments at a rate (currently based on published interest rates on certain corporate bonds) determined by the Board Organization and Nominating Committee. Stock unit accounts fluctuate in value with the underlying shares of Texas Instruments common stock, which will be issued after the deferral period.



     Restricted Stock Units



     Under Texas Instruments' restricted stock unit plan for directors, new directors are given 2,000 restricted stock units (each representing one share of Texas Instruments common stock). The restricted stock units provide for issuance of Texas Instruments common stock at the time of retirement from the board, or upon earlier termination of service from the board after completing eight years of service or because of death or disability.



     Stock Options



     Under Texas Instruments' stock option plan for non-employee directors, non-employee directors are annually granted a 10-year option to purchase 5,000 shares of Texas Instruments common stock. The purchase price of the shares is 100% of the fair market value on the date of grant. These nonqualified options become exercisable in four equal annual installments beginning on the first anniversary date of the grant and also may become fully exercisable in the event of a change in control (as defined in the plan) of Texas Instruments.

     Director Award Program



     Each director who has been on the board for five years, and whose board membership ceases because of the mandatory retirement age or, in the case of non-employee directors, because of death or disability, can participate in a director award program. The program was established to promote Texas Instruments' interest in supporting educational institutions. Texas Instruments may contribute a total of $500,000 per eligible director to up to three educational institutions or other charitable institutions recommended by the director and approved by Texas Instruments. The contributions will be made in five annual installments of $100,000 each following the director's death. Directors receive no financial benefit from the program, and all charitable deductions belong to Texas Instruments.



EXECUTIVE OFFICERS



     The following is an alphabetical list of the names and ages of the executive officers of Texas Instruments and the positions or offices with Texas Instruments presently held by each person named:



                                                AGE                       POSITION
                                                ---                       --------
Richard J. Agnich.............................  55    Senior Vice President, Secretary and General
                                                           Counsel
William A. Aylesworth.........................  56    Senior Vice President, Treasurer and Chief
                                                           Financial Officer
Thomas J. Engibous............................  46    Director; Chairman of the Board, President and
                                                           Chief Executive Officer
Stephen H. Leven..............................  48    Senior Vice President
Keh-Shew Lu...................................  52    Senior Vice President
John Scarisbrick..............................  46    Senior Vice President
Richard Schaar................................  53    Senior Vice President (President, Educational
                                                           and Productivity Solutions)
M. Samuel Self................................  59    Senior Vice President and Controller (Chief
                                                           Accounting Officer)
Elwin L. Skiles, Jr. .........................  58    Senior Vice President
Richard K. Templeton..........................  40    Executive Vice President (President,
                                                           Semiconductor)
Teresa L. West................................  39    Senior Vice President
Delbert A. Whitaker...........................  56    Senior Vice President
Thomas Wroe...................................  48    Senior Vice President (President, Materials and
                                                           Controls)



     The term of office of the above listed officers is from the date of their election until their successor shall have been elected and qualified, and the most recent date of election of each of them was April 22, 1999. Messrs. Agnich, Aylesworth, Engibous and Skiles have served as officers of Texas Instruments for more than five years. Mr. Templeton has served as an officer of Texas Instruments since 1996, and he has been an employee of Texas Instruments for more than five years. Ms. West and Messrs. Leven, Lu, Scarisbrick, Schaar, Self, Whitaker and Wroe have served as officers of Texas Instruments since March 19, 1998 and have been employees of Texas Instruments for more than five years.



EXECUTIVE COMPENSATION



     Compensation Overview



     Texas Instruments is committed to building shareholder value through improved performance and growth. To achieve this objective, Texas Instruments seeks to create an environment in which employees recognize that they are valued as individuals and treated with respect, dignity and fairness.



     Texas Instruments uses a merit-based system of compensation to encourage individual employees to reach their productive and creative potential, and to link individual financial goals to company performance. Texas Instruments regularly compares its compensation system with those of competitors and refines its system as necessary to encourage a motivated and productive work force.



     The following tables provide information regarding the compensation of Texas Instruments' chief executive officer and each of the five other most highly compensated executive officers.



  Summary Compensation Table



     The following table shows the compensation of Texas Instruments' chief executive officer and each of the five other most highly compensated executive officers for services in all capacities to Texas Instruments in 1998, 1997 and 1996.



                                                                               LONG-TERM COMPENSATION
                                                                        ------------------------------------
                                                                                 AWARDS             PAYOUTS
                                                                        ------------------------   ---------
                                        ANNUAL COMPENSATION                                        LONG-TERM
      NAME AND                ---------------------------------------   RESTRICTED      STOCK      INCENTIVE
      PRINCIPAL                                        OTHER ANNUAL       STOCK        OPTIONS       PLAN         ALL OTHER
      POSITION         YEAR    SALARY      BONUS      COMPENSATION(1)   AWARDS(2)    (IN SHARES)    PAYOUTS    COMPENSATION(3)
      ---------        ----   --------   ----------   ---------------   ----------   -----------   ---------   ---------------
T.J. Engibous          1998   $677,540   $1,800,000         --                  0      200,000         0          $174,732
Chairman,              1997   $645,870   $1,500,000         --                  0      260,000         0          $ 98,604
President & CEO        1996   $509,640   $        0         --           $875,000      120,000         0          $ 15,484
R.K. Templeton         1998   $407,540   $1,200,000         --                  0       90,000         0          $135,948
Executive Vice         1997   $358,770   $1,100,000         --                  0      140,000         0          $ 41,248
President              1996   $278,750   $        0         --                  0      120,000         0          $  3,200
R.J. Agnich            1998   $365,400   $  500,000         --                  0       40,000         0          $ 73,830
Senior Vice            1997   $363,950   $  600,000         --                  0       70,000         0          $ 47,954
  President,
Secretary & General    1996   $346,500   $        0         --                  0       40,000         0          $ 19,040
Counsel
W.A. Aylesworth        1998   $365,400   $  500,000         --                  0       40,000         0          $ 73,783
Senior Vice            1997   $363,950   $  600,000         --                  0       70,000         0          $ 47,888
  President,
Treasurer & Chief      1996   $346,500   $        0         --                  0       40,000         0          $ 20,516
Financial Officer
J.C. Scarisbrick(4)    1998   $325,396   $  595,607         --                  0       40,000         0          $115,538
Senior Vice President
D.A. Whitaker(4)       1998   $332,080   $  650,000         --                  0       40,000         0          $ 60,753
Senior Vice President


---------------


(1) The dollar value of perquisites and other personal benefits for each of the named executive officers was less than the established reporting thresholds.



(2) For purposes of the table, restricted stock units awarded under the Texas Instruments Long-Term Incentive Plan are valued at market on the date of award.



     Payments relating to the restricted stock units awarded to Mr. Engibous in 1996 are based primarily on whether Texas Instruments meets specific goals regarding return on net assets and revenue growth over a period of five years (as determined in accordance with the terms of the award) and generally are payable only if Mr. Engibous remains employed by Texas Instruments for a period of ten years. As of December 31, 1998, the value of the 40,000 unvested shares was $3,425,000. Dividend equivalent payments are paid on restricted stock units at the same rate as dividends on Texas Instruments' common stock.



(3) During 1998, Texas Instruments made payments in connection with split-dollar life insurance policies in the following amounts: Mr. Engibous, $44,164; Mr. Templeton, $10,994; Mr. Agnich, $14,051; and Mr. Aylesworth, $14,004. Also, Texas Instruments made payments in connection with travel and accident insurance policies in the amount of $200 for each of the executive officers named in the summary compensation table.



     During 1998, Texas Instruments made matching contributions to 401(k) accounts in the amount of $3,200 for Messrs. Engibous, Agnich, Aylesworth and Whitaker and $6,400 for Mr. Templeton.

     For 1998, cash payments and contributions (plus ERISA reductions for which Texas Instruments will provide an offsetting supplemental benefit) under the U.S. profit sharing plan were as follows: Mr. Engibous, $127,168; Mr. Templeton, $88,040; Mr. Agnich, $56,379; Mr. Aylesworth, $56,379; and Mr. Whitaker, $57,353. Also, Texas Instruments made a contribution of $56,897 under the U.K. profit sharing plan for Mr. Scarisbrick.



     Texas Instruments made a contribution (plus an ERISA reduction for which Texas Instruments will provide an offsetting supplemental benefit) in the amount of $30,314 under the deferred contribution retirement plan for Mr. Templeton.



     The amount shown for Mr. Scarisbrick includes $22,857 for special allowances and $35,684 of tax reimbursement payments relating to his assignment outside the United States.



(4) Messrs. Scarisbrick and Whitaker became executive officers of Texas Instruments in 1998.



  Table of Option Grants in 1998



     The following table shows stock options granted to the named executive officers in 1998. Additionally, in accordance with the rules of the Securities and Exchange Commission, the table shows the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock appreciation of 5% and 10% from the date the options were granted over the full option term.



                                                                                 POTENTIAL REALIZABLE VALUE AT
                                                                              ASSUMED ANNUAL RATES OF STOCK PRICE
                                                                            APPRECIATION FOR OPTION TERM (10 YEARS)
                                                                       --------------------------------------------------
                                                                                 5%                        10%
                         OPTIONS   % OF TOTAL                          -----------------------   ------------------------
                         GRANTED    OPTIONS                              STOCK
                           (IN     GRANTED TO    EXERCISE    EXPIR-    PRICE (PER                  STOCK
                         SHARES)   EMPLOYEES    PRICE (PER    ATION      SHARE)                  PRICE (PER
NAME                       (1)      IN 1998       SHARE)      DATE        (2)          GAIN      SHARE)(2)       GAIN
----                     -------   ----------   ----------   -------   ----------   ----------   ----------   -----------
T.J. Engibous..........  200,000      2.48%       $46.22     1/14/08     $75.29     $5,813,111    $119.88     $14,731,933
R.K. Templeton.........   90,000      1.12%       $46.22     1/14/08     $75.29     $2,615,900    $119.88     $ 6,629,370
R.J. Agnich............   40,000      0.50%       $46.22     1/14/08     $75.29     $1,162,622    $119.88     $ 2,946,387
W.A. Aylesworth........   40,000      0.50%       $46.22     1/14/08     $75.29     $1,162,622    $119.88     $ 2,946,387
J.C. Scarisbrick.......   40,000      0.50%       $46.22     1/14/08     $75.29     $1,162,622    $119.88     $ 2,946,387
D.A. Whitaker..........   40,000      0.50%       $46.22     1/14/08     $75.29     $1,162,622    $119.88     $ 2,946,387


---------------


(1) These nonqualified options become exercisable in four equal annual installments beginning on January 14, 1999 and also may become fully exercisable in the event of a change in control (as defined in the options) of Texas Instruments. In some cases, the exercise price may be paid by delivery of already-owned shares and tax withholding obligations related to exercise may be paid in shares.


(2) The price per share of Texas Instruments common stock at the end of the 10-year term of the stock options granted at a 5% annual appreciation would be $75.29, and at a 10% annual appreciation would be $119.88.



  Table of Option Exercises in 1998 and Year-End Option Values



     The following table lists the number of shares acquired and the value realized as the result of option exercises in 1998 by the named executive officers. It also includes the number and value of the exercisable and unexercisable options as of December 31, 1998. The table contains values for "in-the-money" options, meaning a positive spread between the year-end share price of $85.63 and the exercise price.



                                                     NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS AT               IN-THE-MONEY OPTIONS
                         SHARES                        DECEMBER 31, 1998           AT DECEMBER 31, 1998
                       ACQUIRED ON     VALUE      ---------------------------   ---------------------------
NAME                    EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                   -----------   ----------   -----------   -------------   -----------   -------------
T.J. Engibous........        --              --     329,000        425,000      $20,909,075    $19,873,575
R.K. Templeton.......        --              --     341,000        225,000      $22,339,765    $10,876,625
R.J. Agnich..........        --              --      66,000        102,500      $ 4,041,005    $ 4,921,238
W.A. Aylesworth......    15,500      $  639,676     140,000        102,500      $ 9,061,535    $ 4,921,238
J.C. Scarisbrick.....    61,700      $2,247,647      41,000        102,500      $ 2,433,995    $ 5,013,663
D.A. Whitaker........    84,000      $4,572,810      25,000         75,000      $ 1,458,025    $ 3,442,875



     U.S. Pension Plan Table



     The following table shows the approximate annual benefits relating to Texas Instruments' U.S. pension plan that would be payable as of December 31, 1998 to employees in higher salary classifications for the average credited earnings and years of credited service indicated. It assumes retirement at age 65. Benefits are based on eligible earnings. Eligible earnings include salary and bonus as shown in the summary compensation table. Other elements of compensation shown in the summary compensation table or referred to in the footnotes to that table are not included in eligible earnings.



     In 1997, Texas Instruments' U.S. employees were given the option of continuing to participate in the pension plan or to participate in a new defined contribution retirement plan. Mr. Templeton chose to participate in the new plan. Accordingly, his benefits under the pension plan (discussed in footnote 1) were frozen as of December 31, 1997. Contributions to the new plan for Mr. Templeton's benefit are shown in the summary compensation table.



     Mr. Scarisbrick participated in the Texas Instruments U.K. pension plan which is described below under "-- U.K. Pension Plan Table."



                                       ESTIMATED ANNUAL BENEFITS UNDER PENSION PLAN FOR
AVERAGE                                   SPECIFIED YEARS OF CREDITED SERVICE(2)(3)
CREDITED                 ----------------------------------------------------------------------------
EARNINGS(1)              15 YEARS   20 YEARS   25 YEARS   30 YEARS   35 YEARS   40 YEARS    45 YEARS
-----------              --------   --------   --------   --------   --------   --------   ----------
$ 500,000.............   $108,998   $145,331   $181,664   $217,996   $254,329   $291,829   $  329,329
$ 600,000.............   $131,498   $175,331   $219,164   $262,996   $306,829   $351,829   $  396,829
$ 700,000.............   $153,998   $205,331   $256,664   $307,996   $359,329   $411,829   $  464,329
$ 800,000.............   $176,498   $235,331   $294,164   $352,996   $411,829   $471,829   $  531,829
$ 900,000.............   $198,998   $265,331   $331,664   $397,996   $464,329   $531,829   $  599,329
$1,000,000............   $221,498   $295,331   $369,164   $442,996   $516,829   $591,829   $  666,829
$1,100,000............   $243,998   $325,331   $406,664   $487,996   $569,329   $651,829   $  734,329
$1,200,000............   $266,498   $355,331   $444,164   $532,996   $621,829   $711,829   $  801,829
$1,300,000............   $288,998   $385,331   $481,664   $577,996   $674,329   $771,829   $  869,329
$1,400,000............   $311,498   $415,331   $519,164   $622,996   $726,829   $831,829   $  936,829
$1,500,000............   $333,998   $445,331   $556,664   $667,996   $779,329   $891,829   $1,004,329


---------------


 (1) The average credited earnings is the average of the five consecutive years of highest earnings. At December 31, 1998, the named executive officers were credited with the following years of credited service and had the following average credited earnings: Mr. Engibous, 21 years, $1,180,881; Mr. Agnich, 26 years, $763,879; Mr. Aylesworth, 32 years, $703,991; and Mr. Whitaker, 30 years, $626,141. Mr. Templeton had 16 years of credited service and $536,761 in average credited earnings as of December 31, 1997.

(2) If the amount otherwise payable under the pension plan should be restricted by the applicable provisions of ERISA, the amount in excess of ERISA's restrictions will be paid by Texas Instruments.



(3) The benefits under the plan are computed as a single life annuity beginning at age 65.



     The amounts shown in the table reflect the offset provided in the pension plan under the pension formula adopted July 1, 1989 to comply with the social security integration requirements. The integration offset is $3,502 for 15 years of credited service, $4,669 for 20 years of credited service, $5,837 for 25 years of credited service, $7,004 for 30 years of credited service, $8,171 for 35 years of credited service, $8,171 for 40 years of credited service and $8,171 for 45 years of credited service.



     U.K. Pension Plan Table



     The following table shows the approximate annual benefits relating to the Texas Instruments U.K. pension plan that would be payable as of December 31, 1998 to employees in higher salary classifications for the average credited earnings and years of service indicated. It assumes retirement at age 65. Benefits are based on eligible earnings. Eligible earnings include salary and bonus as shown in the summary compensation table. Other elements of compensation shown in the summary compensation table or referred to in the footnotes to that table are not included in eligible earnings.



AVERAGE                ESTIMATED ANNUAL BENEFITS UNDER PENSION PLAN FOR SPECIFIED YEARS OF CREDITED SERVICE(2)
CREDITED               ----------------------------------------------------------------------------------------
EARNINGS(1)             15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS     40 YEARS     45 YEARS
-----------            ----------   ----------   ----------   ----------   ----------   ----------   ----------
$300,000.............   $ 78,750     $105,000     $131,250     $157,500     $183,750     $200,000     $200,000
$400,000.............   $105,000     $140,000     $175,000     $210,000     $245,000     $266,667     $266,667
$500,000.............   $131,250     $175,000     $218,750     $262,500     $306,250     $333,333     $333,333


---------------


(1) At December 31, 1998, Mr. Scarisbrick was credited with 22 years of service and had $322,682 of average credited earnings for purposes of the U.K. pension plan.


(2) The benefits under the plan are computed as a joint life annuity beginning at age 65.

              TEXAS INSTRUMENTS SHARE OWNERSHIP OF CERTAIN PERSONS



     The following table shows (a) the only persons that have reported beneficial ownership of more than 5% of the common stock of Texas Instruments, and (b) the ownership of Texas Instruments common stock by the named executive officers, and all executive officers and directors as a group. Persons generally "beneficially own" shares if they have either the right to vote those shares or dispose of them. More than one person may be considered to beneficially own the same shares. All executive officers have the same address: 8505 Forest Lane, P.O. Box 660199, Dallas, Texas 75266.



                                                               SHARES OWNED AT       PERCENT OF
NAME AND ADDRESS                                              DECEMBER 31, 1998        CLASS
----------------                                              -----------------      ----------
FMR Corp....................................................     41,679,627(1)         10.689%
  82 Devonshire Street
  Boston, MA 02109
Capital Research and Management Company.....................     20,334,260(2)            5.2%
  333 South Hope Street
  Los Angeles, CA 90071
Thomas J. Engibous..........................................        *                   *
Richard K. Templeton........................................        *                   *
Richard J. Agnich...........................................        *                   *
William A. Aylesworth.......................................        *                   *
John C. Scarisbrick.........................................        *                   *
Delbert A. Whitaker.........................................        *                   *
All executive officers and directors as a group.............        *                   *


---------------


 *  Less than 1%.



(1) Texas Instruments understands that, as of December 31, 1998, (a) FMR Corp. and its chairman, Edward C. Johnson 3d, had sole dispositive power with respect to all of the above shares and FMR Corp. had sole voting power with respect to 3,331,967 of the above shares, and (b) the above shares include 37,782,950 shares beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., as a result of acting as investment advisor to several investment companies, and as a result of acting as a sub-advisor to Fidelity American Special Situations Trust.


(2) Texas Instruments understands that as of December 31, 1998, Capital Research and Management Company had sole dispositive power with respect to all of the above shares.



     As of December 31, 1998, the Texas Instruments Employees Master Profit Sharing Trust held 22,088,749 shares (5.7%) of Texas Instruments common stock. Pursuant to the terms of the trust, participants have the power to determine the voting and, to the extent permitted, disposition of shares held by the trust.



     The merger will not have a significant impact on the stock ownership and rights of any person listed in the table.

               DESCRIPTION OF CAPITAL STOCK OF TEXAS INSTRUMENTS

GENERAL


     The authorized capital stock of Texas Instruments consists of 1,200,000,000 shares of common stock, $1.00 par value, and 10,000,000 shares of preferred stock, $25.00 par value. As of June 30, 1999, there were issued 393,801,640 shares of common stock, of which 968,912 were treasury shares and 392,832,728 were outstanding, and Texas Instruments had no preferred stock issued or outstanding. The following summary of the terms of Texas Instruments' capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Delaware law and Texas Instruments' restated certificate of incorporation, as amended.


THE COMMON STOCK

     The holders of shares of Texas Instruments common stock, subject to the preferential rights of the holders of any shares of preferred stock of Texas Instruments, are entitled to dividends when and as declared by the Texas Instruments board of directors. The holders of the Texas Instruments common stock have one vote per share on all matters submitted to a vote of the stockholders, and the right to the net assets of Texas Instruments in liquidation after payment of any amounts due to creditors and in respect of any preferred stock of Texas Instruments. Holders of shares of Texas Instruments common stock are not entitled as a matter of right to any preemptive or subscription rights and are not entitled to cumulative voting for directors. All outstanding shares of Texas Instruments common stock are, and the shares of Texas Instruments common stock issued hereunder upon any conversion or exchange of any debt securities or preferred stock providing for such conversion or exchange will be, fully paid and nonassessable.

     The bylaws of Texas Instruments provide that the annual meeting of stockholders shall be held on the third Thursday in April each year or on such other date as may be fixed by the Texas Instruments board of directors and as stated in a written notice, which notice must be mailed or delivered to each stockholder at least 10 days prior to any stockholder meeting.

     Texas Instruments is authorized to issue additional shares of common stock without further stockholder approval, except as may be required by applicable law or stock exchange regulations.

     The transfer agent and registrar for Texas Instruments' common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60690.

THE PREFERRED STOCK

     Under the restated certificate of incorporation, Texas Instruments is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as are stated in the restated certificate of incorporation, or any certificate of designation establishing such series adopted by the Texas Instruments board of directors. The 10,000,000 authorized but unissued shares of preferred stock may be issued pursuant to resolution of the Texas Instruments board of directors without the vote of the holders of any capital stock of Texas Instruments.

THE RIGHTS PLAN

     On June 18, 1998, the Texas Instruments board of directors declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Texas Instruments common stock. The dividend was paid on June 30, 1998 (the "Record Date") to holders of record of Texas Instruments common stock as of the close of business on that date. The terms and conditions of the Rights are set forth in a Rights Agreement dated as of June 19, 1998 between Texas Instruments and Harris Trust and Savings Bank, as Rights Agent (as amended, the "Rights Agreement"). The Rights will expire on June 18, 2008, unless earlier exchanged or redeemed.

     Prior to the Distribution Date (as defined below), the Rights will be evidenced by the certificates for and will be transferred with the Texas Instruments common stock, and the registered holders of the Texas Instruments common stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the common stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the common stock. The "Distribution Date" generally means the earlier of (1) the close of business on the 10th day after the date of the first public announcement that a person, other than Texas Instruments or any of its subsidiaries or any employee benefit plan of Texas Instruments or any such subsidiary, has acquired beneficial ownership of 20% or more of the outstanding shares of common stock (an "Acquiring Person") and (2) the close of business on the 10th business day, or such later day as may be designated by the Texas Instruments board of directors before any person has become an Acquiring Person, after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

     Prior to the Distribution Date, the Rights will not be exercisable to purchase Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock"). After the Distribution Date, each Right will be exercisable to purchase, for $200 (the "Purchase Price"), one one-thousandth of a share of Series B Preferred Stock.

     At any time after any person has become an Acquiring Person, but before the occurrence of any of the events described in the second succeeding sentence, each Right, other than Rights beneficially owned by the Acquiring Person and certain affiliated persons, will entitle the holder to purchase, for the Purchase Price, a number of shares of Texas Instruments common stock having a market value of twice the Purchase Price. At any time after any person has become an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Texas Instruments common stock or the occurrence of any of the events described in the next sentence, the Texas Instruments board of directors may exchange all or part of the Rights, other than Rights beneficially owned by an Acquiring Person and certain affiliated persons, for shares of Texas Instruments common stock at an exchange ratio of one share of Texas Instruments common stock per Right. If, after any person has become an Acquiring Person, (1) Texas Instruments is involved in a merger or other business combination in which Texas Instruments is not the surviving corporation or its common stock is exchanged for other securities or assets or
(2) Texas Instruments and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of Texas Instruments and its subsidiaries, taken as a whole, then each Right, other than Rights beneficially owned by an Acquiring Person and certain affiliated persons, will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale, or in certain circumstances, an affiliate, having a market value of twice the Purchase Price.

     The Texas Instruments board of directors may redeem all of the Rights at a price of $0.01 per Right at any time before any person has become an Acquiring Person. For so long as the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time when the Rights are no longer redeemable, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders, other than any Acquiring Person and certain affiliated persons, cause the Rights Agreement to become amendable other than as described in this sentence or cause the Rights again to become redeemable.

     Rights holders have no rights as holders of Texas Instruments common stock, including the right to vote and to receive dividends.

     The Rights Agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

     Each outstanding share of Texas Instruments common stock on the Record Date received one Right. Shares of common stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Texas Instruments common stock outstanding prior to the Distribution Date will have Rights attached.

     The Rights may have antitakeover effects. The Rights may cause substantial dilution to a person that attempts to acquire Texas Instruments without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Texas Instruments board of directors since the Rights may be redeemed by Texas Instruments as described above.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement and Amendment No. 1 to the Rights Agreement, which are included as exhibits to documents filed with the SEC and incorporated by reference.

                                 LEGAL MATTERS

     The validity of the shares of Texas Instruments common stock to be issued in the merger will be passed upon and an opinion with respect to material United States federal income tax consequences of the merger will be rendered to Texas Instruments by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York.

     An opinion with respect to material United States federal income tax consequences of the merger on holders of shares of Telogy Networks common stock will be rendered to Telogy Networks by King & Spalding, Atlanta, Georgia.

                              INDEPENDENT AUDITORS


     The financial statements of Texas Instruments as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 included in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included herein. The financial statements of Telogy Networks, Inc. as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 included in this proxy statement/prospectus have been audited by KPMG LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein.

                         INDEX TO FINANCIAL STATEMENTS



                         TEXAS INSTRUMENTS INCORPORATED


                                AND SUBSIDIARIES



                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Financial Statements -- Income -- for the years
  ended December 31, 1998, 1997 and 1996....................   F-3
Consolidated Financial Statements -- Balance Sheet -- as of
  December 31, 1998 and 1997................................   F-4
Consolidated Financial Statements -- Cash Flows -- for the
  years ended December 31, 1998, 1997 and 1996..............   F-5
Consolidated Financial Statements -- Stockholders'
  Equity -- for the years ended December 31, 1998, 1997 and
  1996......................................................   F-6
Notes to Financial Statements...............................   F-7
Consolidated Quarterly Financial Data -- for the years 1998
  and 1997 (unaudited)......................................  F-31
Consolidated Financial Statements -- Income -- for the three months ended March 31, 1999 and 1998 (unaudited)..........  F-33
Consolidated Financial Statements -- Balance Sheet -- as of
  March 31, 1999 (unaudited) and December 31, 1998..........  F-34
Notes to Financial Statements (unaudited)...................  F-35


                             TELOGY NETWORKS, INC.




                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-39
Balance Sheets as of December 31, 1998 and 1997.............  F-40
Statements of Operations for the years ended December 31,
  1998, 1997 and 1996.......................................  F-41
Statements of Stockholders' Deficit for the years ended
  December 31, 1998, 1997 and 1996..........................  F-42
Statements of Cash Flows for the years ended December 31,
  1998, 1997 and 1996.......................................  F-43
Notes to the Financial Statements...........................  F-44
Condensed Consolidated Balance Sheets as of March 31, 1999
  (unaudited) and December 31, 1998.........................  F-54
Condensed Consolidated Statements of Operations for the
  three months ended March 31, 1999 and 1998 (unaudited)....  F-55
Statements of Cash Flows for the three months ended March
  31, 1999 and 1998 (unaudited).............................  F-56
Notes to Unaudited Condensed Consolidated Interim Financial
  Statements................................................  F-57

                          REPORT OF ERNST & YOUNG LLP,



                              INDEPENDENT AUDITORS



The Board of Directors


Texas Instruments Incorporated



     We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Instruments Incorporated and subsidiaries at December 31, 1998 and 1997, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                            Ernst & Young LLP



Dallas, Texas


January 19, 1999

                       CONSOLIDATED FINANCIAL STATEMENTS



                                     INCOME



                                                                 MILLIONS OF DOLLARS,
                                                               EXCEPT PER-SHARE AMOUNTS
                                                                 FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
Net Revenues................................................  $8,460    $9,750    $9,940
                                                              ------    ------    ------
Operating costs and expenses:
  Cost of revenues..........................................   5,394     6,067     7,146
  Research and development..................................   1,206     1,536     1,181
  Marketing, general and administrative.....................   1,461     1,532     1,639
                                                              ------    ------    ------
          Total.............................................   8,061     9,135     9,966
                                                              ------    ------    ------
Profit (loss) from operations...............................     399       615       (26)
Other income (expense) net..................................     293       192        76
Interest on loans...........................................      75        94        73
                                                              ------    ------    ------
Income (loss) from continuing operations before provision
  for income taxes and extraordinary item...................     617       713       (23)
Provision for income taxes..................................     210       411        23
                                                              ------    ------    ------
Income (loss) from continuing operations before
  extraordinary item........................................     407       302       (46)
Discontinued operations:
  Income from operations....................................      --        52       109
  Gain on sale..............................................      --     1,473        --
                                                              ------    ------    ------
Income before extraordinary item............................     407     1,827        63
Extraordinary item: extinguishment of debt..................      --       (22)       --
                                                              ------    ------    ------
Net income..................................................  $  407    $1,805    $   63
                                                              ======    ======    ======
Diluted earnings (loss) per common share:
  Continuing operations before extraordinary item...........  $ 1.02    $  .76    $ (.12)
  Discontinued operations:
     Income from operations.................................      --       .13        29
     Gain on sale...........................................      --      3.70        --
  Extraordinary item........................................      --      (.05)       --
                                                              ------    ------    ------
Net income..................................................  $ 1.02    $ 4.54    $  .17
                                                              ======    ======    ======
Basic earnings (loss) per common share:
  Continuing operations before extraordinary item...........  $ 1.04    $  .78    $ (.12)
  Discontinued operations:
     Income from operations.................................      --       .14       .29
     Gain on sale...........................................      --      3.82        --
  Extraordinary item........................................      --      (.05)       --
                                                              ------    ------    ------
Net income..................................................  $ 1.04    $ 4.69    $  .17
                                                              ======    ======    ======



                            See accompanying notes.

                       CONSOLIDATED FINANCIAL STATEMENTS



                                 BALANCE SHEET



                                     ASSETS



                                                              MILLIONS OF DOLLARS,
                                                                EXCEPT PER-SHARE
                                                                     AMOUNTS
                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
Current assets:
  Cash and cash equivalents.................................   $   540     $ 1,015
  Short-term investments....................................     1,709       2,005
  Accounts receivable, less allowance for losses of $97
     million in 1998 and $73 million in 1997................     1,343       1,705
  Inventories...............................................       596         742
  Prepaid expenses..........................................        75          59
  Deferred income taxes.....................................       583         577
                                                               -------     -------
          Total current assets..............................     4,846       6,103
                                                               -------     -------
Property, plant and equipment at cost.......................     6,379       7,414
  Less accumulated depreciation.............................    (3,006)     (3,234)
                                                               -------     -------
          Property, plant and equipment (net)...............     3,373       4,180
                                                               -------     -------
Investments.................................................     2,564          69
Deferred income taxes.......................................        23         134
Other assets................................................       444         363
                                                               -------     -------
          Total assets......................................   $11,250     $10,849
                                                               =======     =======

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Loans payable and current portion long-term debt..........   $   267     $    71
  Accounts payable and accrued expenses.....................     1,582       2,082
  Income taxes payable......................................       193         154
  Accrued retirement and profit sharing contributions.......       154         189
                                                               -------     -------
          Total current liabilities.........................     2,196       2,496
                                                               -------     -------
Long-term debt..............................................     1,027       1,286
Accrued retirement costs....................................       895         731
Deferred income taxes.......................................       381         288
Deferred credits and other liabilities......................       224         134
Stockholders' equity:
  Preferred stock, $25 par value. Authorized -- 10,000,000
     shares
     Participating cumulative preferred. None issued........        --          --
  Common stock, $1 par value. Authorized -- 1,200,000,000
     shares
     Shares issued: 1998 -- 392,395,997;
      1997 -- 390,359,317...................................       392         390
  Paid-in capital...........................................     1,178       1,183
  Retained earnings.........................................     4,795       4,488
  Less treasury common stock at cost
     Shares: 1998 -- 1,716,038; 1997 -- 860,765.............      (134)        (94)
  Accumulated other comprehensive income....................       296         (53)
                                                               -------     -------
          Total stockholders' equity........................     6,527       5,914
                                                               -------     -------
          Total liabilities and stockholders' equity........   $11,250     $10,849
                                                               =======     =======



                            See accompanying notes.

                       CONSOLIDATED FINANCIAL STATEMENTS



                                   CASH FLOWS



                                                                 MILLIONS OF DOLLARS,
                                                               EXCEPT PER-SHARE AMOUNTS
                                                                  FOR THE YEARS ENDED
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1998      1997      1996
                                                              -------   -------   -------
Continuing operations:
  Cash flows from operating activities:
    Income (loss) from continuing operations before
     extraordinary item.....................................  $   407   $   302   $   (46)
    Depreciation............................................    1,169     1,109       904
    Acquired in-process research and development............       25       461       192
    Deferred income taxes...................................      (50)        9       (51)
    Net currency exchange (gains) losses....................       (4)        6         7
      (Increase) decrease in working capital (excluding cash
       and cash equivalents, short-term investments,
       deferred income taxes, and loans payable and current
       portion long-term debt):
         Accounts receivable................................      289       (39)      250
         Inventories........................................       74       (34)      245
         Prepaid expenses...................................      (17)      (19)        9
         Accounts payable and accrued expenses..............     (427)      (36)     (404)
         Income taxes payable...............................       24       (26)       (3)
         Accrued retirement and profit sharing
           contributions....................................      (24)      128      (283)
    Extraordinary item: extinguishment of debt..............       --       (22)       --
    Increase in noncurrent accrued retirement costs.........       42         7        79
    Other...................................................     (257)       (3)     (101)
                                                              -------   -------   -------
  Net cash provided by operating activities.................    1,251     1,843       798
  Cash flows from investing activities:
    Additions to property, plant and equipment..............   (1,031)   (1,238)   (2,063)
    Purchases of short-term investments.....................   (2,244)   (2,457)      (27)
    Sales and maturities of short-term investments..........    2,537       479       202
    Acquisition of businesses, net of cash acquired.........     (152)     (304)     (313)
    Loans and payments made in connection with sale of
     memory business........................................     (680)       --        --
    Proceeds from sale of other businesses..................      100       177       150
    Proceeds from sale of discontinued operations less
     income taxes and transaction costs.....................       --     2,138        --
                                                              -------   -------   -------
  Net cash used in investing activities.....................   (1,470)   (1,205)   (2,051)
  Cash flows from financing activities:
    Additions to loans payable..............................       --        --       288
    Payments on loans payable...............................       (4)     (314)       (2)
    Additions to long-term debt.............................       --        28       871
    Payments on long-term debt..............................      (68)     (256)     (199)
    Dividends paid on common stock..........................     (133)     (131)     (129)
    Sales and other common stock transactions...............      196       140        35
    Common stock repurchase program.........................     (253)      (86)       --
    Other...................................................       --        (2)       (1)
                                                              -------   -------   -------
  Net cash provided by (used in) financing activities.......     (262)     (621)      863
  Effect of exchange rate changes on cash...................        6       (23)      (16)
                                                              -------   -------   -------
  Cash used in continuing operations........................     (475)       (6)     (406)
                                                              -------   -------   -------
Discontinued operations:
  Operating activities......................................       --        73        86
  Investing activities......................................       --       (16)      (80)
  Financing activities......................................       --        --        --
                                                              -------   -------   -------
  Cash provided by discontinued operations..................       --        57         6
                                                              -------   -------   -------
  Net increase (decrease) in cash and cash equivalents......     (475)       51      (400)
  Cash and cash equivalents at beginning of year............    1,015       964     1,364
                                                              -------   -------   -------
  Cash and cash equivalents at end of year..................  $   540   $ 1,015   $   964
                                                              =======   =======   =======



                            See accompanying notes.

                       CONSOLIDATED FINANCIAL STATEMENTS



                              STOCKHOLDERS' EQUITY



                                                  MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS
                                                                                        ACCUMULATED
                                                                            TREASURY       OTHER
                                              COMMON   PAID-IN   RETAINED    COMMON    COMPREHENSIVE
                                              STOCK    CAPITAL   EARNINGS    STOCK        INCOME*
                                              ------   -------   --------   --------   -------------
Balance, December 31, 1995..................   $190    $1,081     $2,881      $ (12)       $ (45)
                                               ----    ------     ------      -----        -----
1996
  Net income................................     --        --         63         --           --
  Dividends declared on common stock ($.34
     per share).............................     --        --       (130)        --           --
  Common stock issued on exercise of stock
     options................................     --        28         --         --           --
  Other stock transactions, net.............     --         7         --         --           --
  Pension liability adjustment..............     --        --         --         --            6
  Equity and cash investments adjustment....     --        --         --         --           28
                                               ----    ------     ------      -----        -----
Balance, December 31, 1996..................    190     1,116      2,814        (12)         (11)
                                               ----    ------     ------      -----        -----
1997
  Net income................................     --        --      1,805         --           --
  Dividends declared on common stock ($.34
     per share).............................     --        --       (131)        --           --
  Two-for-one common stock split............    195      (195)        --         --           --
  Common stock issued:
     On exercise of stock options...........      3        95         --          5           --
     On conversion of debentures............      2       101         --         --           --
  Stock repurchase program..................     --        --         --        (86)          --
  Other stock transactions, net.............     --        66         --         (1)          --
  Pension liability adjustment..............     --        --         --         --          (24)
  Equity and cash investments adjustment....     --        --         --         --          (18)
                                               ----    ------     ------      -----        -----
Balance, December 31, 1997..................    390     1,183      4,488        (94)         (53)
                                               ----    ------     ------      -----        -----
1998
  Net income................................     --        --        407         --           --
  Dividends declared on common stock ($.255
     per share).............................     --        --       (100)        --           --
  Common stock issued on exercise of stock
     options................................      2      (111)        --        254           --
  Stock repurchase program..................     --        --         --       (294)          --
  Other stock transactions, net.............     --       106         --         --           --
  Pension liability adjustment..............     --        --         --         --         (117)
  Equity, debt and cash investments
     adjustment.............................     --        --         --         --          466
                                               ----    ------     ------      -----        -----
Balance, December 31, 1998..................   $392    $1,178     $4,795      $(134)       $ 296
                                               ====    ======     ======      =====        =====



     Comprehensive income, i.e., net income plus other comprehensive income, totaled $756 million in 1998, $1,763 million in 1997 and $97 million in 1996.



                            See accompanying notes.

                         NOTES TO FINANCIAL STATEMENTS



ACCOUNTING POLICIES AND PRACTICES



     Texas Instruments Incorporated (referred to as, the "company," and/or "TI") adopted SFAS No. 130 in the first quarter of 1998. It required disclosure of comprehensive income, i.e., net income plus direct adjustments to stockholders' equity such as equity, debt and cash investment adjustments and pension liability adjustments. Also in 1998, the company adopted SFAS No. 132, which mandated changes in disclosures for pension and retiree health care plans. In 1997, the company adopted SFAS No. 128, which required disclosure of two new earnings per share amounts (diluted and basic) and elimination of prior earnings per share amounts. Also in 1997, the company adopted SFAS No. 131, which required a new basis of determining reportable business segments, i.e., the management approach. Disclosures under these 1997 and 1998 standards were provided on a retroactive basis. None affected reported net income.



     Accounting standard SFAS No. 133 was issued in 1998 and is effective in 2000. It requires that all derivatives be marked-to-market on an ongoing basis. This applies whether the derivatives are stand-alone instruments, such as forward currency exchange contracts and interest rate swaps, or embedded derivatives, such as call options contained in convertible debt investments. Along with the derivatives, the underlying hedged items are also to be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. The company expects to adopt the standard in the first quarter of 2000 on a cumulative basis. Based on analysis to date, the company expects the most significant impact of this standard will be the cumulative, as well as ongoing mark-to-market, adjustment through the income statement of the embedded call option on Micron Technology, Inc. (Micron) common shares contained in the convertible note received from Micron in connection with TI's 1998 sale of its memory business. The value of this option can be volatile given its sensitivity to changes in the value of Micron common shares. For example, at September 30, 1998, the estimated value of the option was $82 million; at December 31, 1998, it was $192 million. Under SFAS No. 133, this change in value of $110 million would be included in the income statement. Under current accounting principles, the change in value of the Micron convertible note, including the embedded call, is an adjustment to stockholders' equity.



     Accounting standard SOP 98-1 was issued in 1998 and is effective in 1999. It requires capitalization of the development costs of software to be used internally, e.g., for manufacturing or administrative processes. The company, which currently capitalizes significant development costs for internal-use software, expects to adopt the standard in the first quarter of 1999 for developmental costs incurred in that quarter and thereafter. The effect is not expected to be material. Accounting standard SOP 98-5 was issued in 1998 and is effective in 1999. It requires expensing, rather than capitalizing, the cost of start-up activities. The company currently expenses such amounts as incurred and therefore expects no material effect from adoption of this standard.



     The consolidated financial statements include the accounts of all subsidiaries. The preparation of financial statements requires the use of estimates from which final results may vary. Intercompany balances and transactions have been eliminated. Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the 1998 presentation. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year-end. Inventories, property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate month-end rate of exchange. Net currency exchange gains and losses from remeasurement and forward currency exchange contracts to hedge net balance sheet exposures are charged or credited on a current basis to other income (expense) net. Gains and losses from forward currency exchange contracts to hedge specific transactions are deferred and included in the measurement of the related transactions. Gains and losses from interest rate swaps are included on the accrual basis in interest expense. Gains and losses from terminated forward currency exchange contracts and interest rate swaps are deferred and recognized consistent with the terms of the underlying transaction.



     As discussed in the Divestitures note, the consolidated financial statements include the effect of two significant divestitures: the sale of the company's memory business and related joint venture interests to Micron in September 1998, which was accounted for as a sale of a business, and the sale of the defense business to Raytheon Company in July 1997, which was accounted for as a discontinued operation.



     The description "accounted for as a sale of a business" means the sale of TI's memory business, which was a portion of the company's Semiconductor segment, was not accounted for as a discontinued operation under APB No. 30, but as a part of continuing operations, as discussed in paragraph 13 of that opinion.



     The description "accounted for as a discontinued operation" means the sale of TI's Defense Systems and Electronics segment was accounted for under APB No. 30, paragraph 8, as the disposal of a segment of a business. Accordingly, the operating results and gain on the sale of this business were presented in TI's financial statements as discontinued operations, separate from TI's continuing operations.



     Inventories are stated at the lower of cost or estimated realizable value. Cost is generally computed on a currently adjusted standard (which approximates current average costs) or average basis.



     Revenues are generally recognized as products are shipped. Royalty revenue is recognized by the company upon fulfillment of its contractual obligations and determination of a fixed royalty amount or, in the case of ongoing royalties, upon sale by the licensee of royalty-bearing products, as estimated by the company.



     Depreciation is computed by either the declining-balance method (primarily 150 percent declining method) or the sum-of-the-years-digits method. Fully depreciated assets are written off against accumulated depreciation. Advertising costs are expensed as incurred. Advertising expense was $100 million in 1998, $128 million in 1997 and $124 million in 1996.



     Computation of earnings per common share (EPS) amounts for income (loss) from continuing operations before extraordinary item is as follows (millions, except per-share amounts):



                                              1998                      1997                    1996
                                     -----------------------   ----------------------   ---------------------
                                     INCOME   SHARES    EPS    INCOME   SHARES   EPS    LOSS   SHARES    EPS
                                     ------   ------   -----   ------   ------   ----   ----   ------   -----
Basic EPS..........................   $407    390.5    $1.04    $302    385.1    $.78   $(46)  379.4    $(.12)
Dilutives:
  Stock options/compensation
     plans.........................     --     10.4               --      9.3             --      --
  Convertible debentures...........     --       --               --      3.3             --      --
                                      ----    -----    -----    ----    -----    ----   ----   -----    -----
Diluted EPS........................   $407    400.9    $1.02    $302    397.7    $.76   $(46)  379.4    $(.12)
                                      ====    =====    =====    ====    =====    ====   ====   =====    =====



     The EPS computation for 1996 excludes 4.8 million shares for stock options/compensation plans and 5.0 million shares for convertible debentures because their effect would have been antidilutive.



CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS



     Debt securities with original maturities within three months are considered cash equivalents. Debt securities with original maturities beyond three months have remaining maturities within 13 months and are considered short-term investments. These cash equivalent and short-term investment debt securities are available for sale and stated at fair value, which approximates their specific amortized cost. As of December 31, 1998, these debt securities consisted primarily of the following types: corporate ($1,092 million) and asset-backed commercial paper ($679 million). At December 31, 1997, these debt securities consisted primarily of the following types: corporate ($1,943 million) and asset-backed commercial paper ($623 million). Gross realized and unrealized gains and losses for each of these security types were immaterial in 1998, 1997 and 1996. Proceeds from sales of these cash equivalent and short-term investment debt securities in 1998, 1997 and 1996 were $647 million, $859 million and $10 million.



INVENTORIES



                                                              MILLIONS OF
                                                                DOLLARS
                                                              1998   1997
                                                              ----   ----
Raw materials and purchased parts...........................  $ 77   $105
Work in process.............................................   354    364
Finished goods..............................................   165    273
                                                              ----   ----
Inventories.................................................  $596   $742
                                                              ====   ====



     Prior to the sale of its memory business to Micron in 1998, TI participated in DRAM manufacturing joint ventures. TI held minority interests in, and had long-term inventory purchase commitments with, each joint venture. Under the agreements, TI purchased the output of the ventures at prices based upon percentage discounts from TI's average selling prices.



     Inventory purchases from the ventures aggregated $416 million in 1998, $977 million in 1997 and $1,176 million in 1996. Receivables from and payables to the ventures were $135 million and $69 million at December 31, 1997. TI amortized its cost of the ventures over the expected initial output period of three to five years, and recognized its share of any cumulative venture net losses in excess of amortization. The related expense charged to operations was $40 million in 1998, $88 million in 1997 and $33 million in 1996.



PROPERTY, PLANT AND EQUIPMENT AT COST



                                                                                  MILLIONS OF DOLLARS
                                                              DEPRECIABLE LIVES     1998       1997
                                                              -----------------   --------   --------
Land........................................................                       $   88     $   94
Buildings and improvements..................................   5-40 years           2,297      2,583
Machinery and equipment.....................................   3-10 years           3,994      4,737
                                                                                   ------     ------
          Total.............................................                       $6,379     $7,414
                                                                                   ======     ======



     Authorizations for property, plant and equipment expenditures in future years were approximately $541 million at December 31, 1998, and $1105 million at December 31, 1997.



INVESTMENTS



     At year-end 1998, equity investments primarily consisted of 28,933,092 Micron common shares, along with several other publicly traded investments. Debt investments consisted of 6.5% Micron convertible and subordinated notes. The convertible note (convertible into 12,333,358 Micron common shares at $60 per share) and the subordinated note have face amounts of $740 million and $210 million. The notes, which mature in 2005, have a weighted-average imputed interest rate of 8.7%. The Micron securities were received in 1998 in connection with TI's sale of its memory business.



     TI Ventures is an externally managed venture fund which invests in the development of new markets. As of year-end 1998, it had invested in 14 companies focused on next-generation applications of digital signal processors.

     Other investments consist of mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.



     Following is information on the investments:



                                                                  MILLIONS OF DOLLARS
                                                                           UNREALIZED
                                                        FAIR    --------------------------------
                                                       VALUE    GAINS   (LOSSES)   NET     COST
                                                       ------   -----   --------   ----   ------
1998
Equity investments...................................  $1,516   $643    $    (51)  $592   $  924
Debt investments.....................................     978    139          --    139      839
TI Ventures..........................................      37      5          --      5       32
Other investments....................................      33      5          (5)    --       33
                                                       ------   ----    --------   ----   ------
          Total......................................  $2,564   $792    $    (56)  $736   $1,828
                                                       ======   ====    ========   ====   ======
1997
Equity investments...................................  $   53   $ 50    $    (36)  $ 14   $   39
TI Ventures..........................................      10     --          --     --       10
Other investments....................................       6      5          --      5        1
                                                       ------   ----    --------   ----   ------
          Total......................................  $   69   $ 55    $    (36)  $ 19   $   50
                                                       ======   ====    ========   ====   ======



     Investments are stated at fair value, which is based on market quotes, current interest rates or management estimates, as appropriate. Adjustments to fair value of the equity and debt investments, which are classified as available-for-sale, are recorded as an increase or decrease in stockholders' equity. Adjustments to fair value of the venture fund are recorded in other income (expense) net. Adjustments to fair value of the other investments, which are classified as trading, are recorded in operating expense. Cost or amortized cost, as appropriate, was determined on a specific identification basis. Proceeds from sales of equity and debt investments were zero in 1998, $26 million in 1997 and zero in 1996. There were no gross realized gains or losses from sales of equity and debt investments in 1998 and 1996, and there was a $16 million gain in 1997.



NON-CASH INVESTING ACTIVITIES



     Following are descriptions of those divestitures and acquisitions by TI which involved significant non-cash amounts. In September, 1998, TI sold its memory business to Micron Technology, Inc. (Micron). As a result, TI received Micron common shares and notes with values of $881 million and $836 million, respectively. In addition to TI's memory assets, Micron received $550 million in cash from TI to facilitate the deployment of Micron's technology throughout the acquired business. In the fourth quarter of 1998, TI made an additional $130 million payment to Micron as part of the contractually required working capital. TI deferred the estimated pretax gain of $127 million on the sale of the memory business until the recovery of the TI-provided financing.



     In July 1996, TI acquired Silicon Systems, Inc. (SSi) by means of a stock purchase agreement for $340 million in cash plus the assumption of $217 million of 5-year installment notes and $61 million of current liabilities. Of the aggregate purchase price of $618 million, TI recorded $426 million for the value of assets acquired, $192 million for the value of acquired in-process research and development, and $278 million for the value of liabilities assumed.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES



                                                              MILLIONS OF DOLLARS
                                                                1998       1997
                                                              --------   --------
Accounts payable............................................   $  510     $  698
Accrued salaries, wages, severance and vacation pay.........      320        405
Other accrued expenses and liabilities......................      752        979
                                                               ------     ------
          Total.............................................   $1,582     $2,082
                                                               ======     ======



DEBT AND LINES OF CREDIT



                                                              MILLIONS OF DOLLARS
LONG-TERM DEBT                                                  1998       1997
--------------                                                --------   --------
6.75% notes due 1999........................................   $  200     $  200
6.875% notes due 2000.......................................      200        200
9.0% notes due 2001.........................................       55         55
6.65% notes, due in installments through 2001...............      159        204
9.25% notes due 2003........................................      104        104
6.125% notes due 2006.......................................      300        300
8.75% notes due 2007........................................       43         43
3.80% to 6.10% lira notes
  (9% swapped for 1.60% U.S. dollar obligation).............      184        190
Other.......................................................       49         57
                                                               ------     ------
                                                                1,294      1,353
Less current portion long-term debt.........................      267         67
                                                               ------     ------
          Total.............................................   $1,027     $1,286
                                                               ======     ======



     The coupon rates for the notes due 2006 have been swapped for LIBOR-based variable rates through 2006, for an effective interest rate of approximately 4.6% and 5.1% as of December 31, 1998 and 1997. The lira notes, and related swaps, are due in installments through 2005.



     As a result of a 1997 tender offer for any or all of the company's 9.0%, 9.25% and 8.75% notes, an aggregate of $248 million of debt principal was tendered at a cash price of $280 million. This resulted in an extraordinary charge of $22 million in the fourth quarter of 1997, after elimination of deferred issuance costs and recognition of an income tax effect of $12 million.



     Interest incurred on loans in 1998, 1997 and 1996 was $85 million, $114 million and $108 million. Of these amounts, $10 million in 1998, $20 million in 1997 and $35 million in 1996 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $75 million in 1998, $94 million in 1997 and $54 million in 1996.



     Aggregate maturities of long-term debt due during the four years subsequent to December 31, 1999, are as follows:



                                                      MILLIONS OF DOLLARS
                                                      -------------------
2000...............................................          $312
2001...............................................           136
2002...............................................            27
2003...............................................           161



     The company maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $669 million at December 31, 1998, and $651 million at

December 31, 1997. Of these amounts, at December 31, 1998 and 1997, $600 million existed to support outstanding commercial paper borrowings or short-term bank loans.



FINANCIAL INSTRUMENTS AND RISK CONCENTRATION



     FINANCIAL INSTRUMENTS: In addition to the swaps discussed in the preceding note, as of December 31, 1998, the company had forward currency exchange contracts outstanding of $756 million to hedge net balance sheet exposures (including $161 million to sell yen, $132 million to buy lira and $105 million to buy deutsche marks). At December 31, 1997, the company had forward currency exchange contracts outstanding of $275 million to hedge net balance sheet exposures (including $101 million to buy lira, $73 million to buy deutsche marks and $24 million to buy Singapore dollars). As of December 31, 1998 and 1997, the carrying amounts and current market settlement values of these swaps and forward contracts were not significant. The company uses forward currency exchange contracts, including the lira note currency swaps, to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company's non-U.S. dollar net balance sheet exposures. The interest rate swaps for the company's notes due 2006 are used to change the characteristics of the interest rate stream on the debt from fixed rates to short-term variable rates in order to achieve a mix of interest rates that, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to reduce interest expense by $3 million and $2 million in 1998 and 1997, and increase interest expense by $2 million in 1996.



     In order to minimize its exposure to credit risk, the company limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.



     As of December 31, 1998 and 1997, the fair value of long-term debt, based on current interest rates, was approximately $1,346 million and $1,390 million, compared with the historical cost amount of $1,294 million and $1,353 million.



     RISK CONCENTRATION: Financial instruments that potentially subject the company to concentrations of credit risk are primarily cash investments, accounts receivable and noncurrent investments. The company places its cash investments in investment-grade, short-term debt securities and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the company's customer base and their dispersion across different industries and geographic areas. The company maintains an allowance for losses based upon the expected collectibility of accounts receivable. The company's noncurrent investments at year-end 1998 have an aggregate fair value of $2,564 million. The investments are in high-technology companies and are subject to price volatility and other uncertainties. They include a significant concentration of Micron debt (fair value of $978 million) and equity instruments (fair value of $1,463 million). The company adjusts the carrying amounts of the investments to fair value each quarter.



STOCKHOLDERS' EQUITY



     The company is authorized to issue 10,000,000 shares of preferred stock. None is currently outstanding.



     Each outstanding share of the company's common stock carries a stock purchase right. Under certain circumstances, each right may be exercised to purchase one one-thousandth of a share of the company's participating cumulative preferred stock for $200. Under certain circumstances following the acquisition of 20% or more of the company's outstanding common stock by an acquiring person (as defined in the rights agreement), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the company or a successor company with a market value of twice the $200 exercise price. The rights, which are redeemable by the company at 1 cent per right, expire in June 2008.

     Changes in other comprehensive income are as follows:



                                                             MILLIONS OF DOLLARS
                                                                     EQUITY, DEBT AND
                                                 PENSION LIABILITY   CASH INVESTMENTS
                                                    ADJUSTMENT          ADJUSTMENT      TOTAL
                                                 -----------------   ----------------   -----
Balance, December 31, 1995.....................        $ (45)             $  --         $ (45)
  Annual adjustments...........................            6                 43            49
  Tax effect of above..........................           --                (15)          (15)
                                                       -----              -----         -----
Balance, December 31, 1996.....................          (39)                28           (11)
  Annual adjustments...........................          (24)               (12)          (36)
  Tax effect of above..........................           --                  4             4
  Reclassification of realized transactions,
     net of tax of $6 million..................           --                (10)          (10)
                                                       -----              -----         -----
Balance, December 31, 1997.....................          (63)                10           (53)
  Annual adjustments...........................         (117)               717           600
  Tax effect of above..........................           --               (251)         (251)
                                                       -----              -----         -----
Balance, December 31, 1998.....................        $(180)             $ 476         $ 296
                                                       =====              =====         =====



RESEARCH AND DEVELOPMENT EXPENSE



     Research and development expense, which totaled $1,206 million in 1998, $1,536 million in 1997 and $1,181 million in 1996, included a charge in 1998 of $25 million for the value of acquired in-process research and development from two business acquisitions, GO DSP and Spectron. Research and development expense for 1997 included a charge of $461 million for the value of acquired in-process research and development as a result of the acquisition of Amati Communications Corporation (Amati). The company acquired Amati as a result of an all-cash tender offer in fourth quarter 1997 through which approximately 78% of Amati's outstanding common shares were acquired for an aggregate of $306 million. As contractually required, the company then acquired the balance of the Amati shares through a second-step merger transaction for an aggregate of $91 million. In addition to these stock purchase costs, the company incurred approximately $117 million of additional acquisition costs, which included $50 million for the value of TI common stock options contractually required to be issued to replace outstanding Amati employee stock options. Research and development expense for 1996 included a charge of $192 million for the value of acquired in-process research and development in connection with the 1996 acquisition of Silicon Systems, Inc. (SSi) for $618 million. There was essentially no tax offset associated with these acquired in-process research and development charges.



     In connection with TI's acquisitions of GO DSP and Spectron, both of which occurred in the first quarter of 1998, TI recorded charges of $10 million and $15 million for purchased in-process R&D (purchased R&D), based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.



     GO DSP's and Spectron's research and development related to DSP software tools. These software tools, which include real-time operating systems, allow DSP systems developers to improve productivity and reduce time-to-market. TI's goal in these acquisitions was to extend its leadership in digital signal processing solutions by offering a complete development environment, simplifying DSP development, and making TI DSP solutions even more attractive for a broad range of fast-growing markets.



     Significant assumptions used in determining the value of purchased R&D for GO DSP and Spectron included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in late 1998. The discount rate selected for GO DSP's and Spectron's in-process technologies was 30%.

     At the time of the acquisitions, GO DSP and Spectron management estimated the remaining cost and time to complete the purchased R&D projects was approximately $7 million and 540 engineer-months. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month. All the in-process projects were essentially completed on schedule. TI expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.



     In connection with TI's acquisition of Amati in the fourth quarter of 1997, TI recorded a charge of $461 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.



     Amati's research and development related to Digital Subscriber Line (DSL) system designs for the Internet and other uses. DSL technology targets the local exchange carrier market since the technology permits the transmission of data at high speeds over the existing copper lines of the local exchange carriers. Currently, analog modems are noted as being slow in their transmission speed, and ADSL digital processing technology is expected to fill the need for additional bandwidth requirements. VDSL transmits high-speed data over short reaches of twisted-pair copper telephone wire, with a range of speeds that depends on actual line length.



     Significant assumptions used in determining the value of purchased R&D for Amati included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 1999. The discount rate selected for Amati's in-process technologies was 30%.



     At the time of the acquisition, Amati management estimated the remaining cost to complete the purchased R&D projects to be approximately $13 million with a remaining time requirement of approximately 1,300 engineer-months. All the in-process projects were essentially completed on schedule. Several products have been released, and although the DSL market has developed more slowly than expected, TI expects improvements in the near term in Internet-related demand. As this occurs, TI will be one of a very few suppliers who have demonstrated interoperability and standards compliance. Thus, TI expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.



     In connection with TI's acquisition of SSi in the third quarter of 1996, TI recorded a charge of $192 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.



     SSi's research and development related to analog technology for hard disk drives and removable storage devices. Historically, SSi had primarily emphasized producing integrated circuits for the hard disk drive market. As of the acquisition date, SSi's product development activities for this market had been expanded to include other magnetic optical storage devices that require advanced technology and performance.



     Significant assumptions used in determining the value of purchased R&D for SSi included projected operating cash flows and the discount rate. Projected operating cash flows were expected to commence in late 1996. The discount rate selected for SSi's in-process technologies was 22%.



     At the time of the acquisition SSi management estimated the remaining cost to complete the purchased R&D projects to be approximately $16 million, over a 9-month period. All the in-process projects were essentially completed on schedule. TI expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.



OTHER INCOME (EXPENSE) NET



                                                               MILLIONS OF DOLLARS
                                                              1998    1997    1996
                                                              -----   -----   -----
Interest income.............................................  $166    $146     $62
Other income (expense) net..................................   127      46      14
                                                              ----    ----     ---
          Total.............................................  $293    $192     $76
                                                              ====    ====     ===



     Other income included gains of $83 million in 1998 from the sale of TI's interest in the TI-Acer joint venture to Acer Corporation and $66 million in 1997 from the sale of three divested activities, primarily software.



STOCK OPTIONS



     The company has stock options outstanding to participants under the Texas Instruments 1996 Long-Term Incentive Plan, approved by stockholders on April 18, 1996. Options are also outstanding under the 1988 Stock Option Plan and the Texas Instruments Long-Term Incentive Plan; however, no further options may be granted under these plans. Under all these stockholder-approved plans, unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value on the date of the grant. Substantially all the options have a 10-year term. Options granted subsequent to 1996 generally vest ratably over four years. Options granted prior to that are fully vested.



     Under the 1996 Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards. The plan provides for the issuance of 37,000,000 shares of the company's common stock (plus shares subject to acquisition-related replacement options); in addition, if any award under the 1988 Stock Option Plan or the Long-Term Incentive Plan terminates, then any unissued shares subject to the terminated award become available for granting awards under the 1996 Long-Term Incentive Plan. No more than 4,000,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan. In 1998, 1997 and 1996, 117,000, 201,500 and 110,028 shares of restricted stock units, which vest over one to five years, were granted (weighted-average award-date value of $51.80, $37.78 and $22.65 per share). In addition, in 1998, 1997 and 1996, zero, 5,700 and 69,812 previously unissued shares were issued as Annual Incentive Plan stock awards (weighted-average award-date value of zero, $22.94 and $23.28 per share). Compensation expense for restricted stock units and annual stock awards totaled $3.9 million, $3.5 million and $1.6 million in 1998, 1997 and 1996.



     The company also has stock options outstanding under the Employee Stock Purchase Plan approved by stockholders in 1997. The plan provides for options to be offered semiannually to all eligible employees in amounts based on a percentage of the employee's compensation. The option price per share may not be less than 85% of the fair market value on the date of grant. If the optionee authorizes and does not cancel payroll deductions that will be equal to or greater than the purchase price, options granted become exercisable seven months, and expire not more than 13 months, from date of grant. There are no options outstanding under the 1988 Employee Stock Option Purchase Plan, the predecessor to the Employee Stock Purchase Plan.



     Under the Stock Option Plan for Non-Employee Directors adopted in April 1998, the company will grant stock options to each non-employee director, once a year, in the period beginning January 1999 and extending through 2003. Each grant will be an option to purchase 5,000 shares with an option price equal to fair market value on the date of grant. The option will vest ratably over four years. Stock option transactions during 1998, 1997 and 1996 were as follows:



                                                                       EMPLOYEE
                                           LONG-TERM     WEIGHTED-    STOCK AND     WEIGHTED-
                                           INCENTIVE      AVERAGE    STOCK OPTION    AVERAGE
                                           AND STOCK     EXERCISE      PURCHASE     EXERCISE
                                          OPTION PLANS     PRICE        PLANS         PRICE
                                          ------------   ---------   ------------   ---------
Balance, Dec. 31, 1995..................   15,765,144     $14.62       2,267,418     $28.07
  Granted...............................    5,326,750      22.92       1,697,092*     28.13
  Forfeited.............................     (397,478)     13.08        (799,818)     29.22
  Expired...............................           --         --              --         --
  Exercised**...........................     (869,320)     12.90        (772,324)     25.18
                                           ----------     ------      ----------     ------
Balance, Dec. 31, 1996..................   19,825,096      16.96       2,392,368      28.66
  Granted...............................   10,237,160      36.45       1,187,887*     48.30
  Forfeited.............................   (2,365,382)     28.79        (763,335)     30.02
  Expired...............................           --         --              --         --
  Exercised**...........................   (3,874,438)     14.01      (1,487,181)     28.96
                                           ----------     ------      ----------     ------
Balance, Dec. 31, 1997..................   23,822,436      24.64       1,329,739      44.71
                                           ----------     ------      ----------     ------
  Granted...............................    8,064,060      47.87       1,633,095*     45.86
  Granted, acquisition-related***.......    1,232,189      22.13              --         --
  Forfeited.............................   (1,313,987)     40.74        (243,489)     48.01
  Expired...............................           --         --              --         --
  Exercised**...........................   (4,076,607)     17.86      (1,570,521)     45.50
                                           ----------     ------      ----------     ------
Balance, Dec. 31, 1998..................   27,728,091     $31.51       1,148,824     $44.57
                                           ==========     ======      ==========     ======


---------------


  * Excludes options offered but not accepted.



 ** Includes previously unissued shares and treasury shares of 2,039,118 and 3,608,010; 5,324,348 and 37,271; and 1,641,644 and zero for 1998, 1997 and
    1996.



*** Aggregate value of $52 million for two acquisitions.



     In accordance with the terms of APB No. 25, the company records no compensation expense for its stock option awards. As required by SFAS No. 123, the company provides the following disclosure of hypothetical values for these non-acquisition-related awards. The weighted-average grant-date value of options granted during 1998, 1997 and 1996 was estimated to be $22.15, $15.72 and $9.24 under the Long-Term Incentive Plans and the 1988 Stock Option Plan (Long-Term Plans) and $13.34, $13.47 and $6.05
under the Employee Stock and Stock Option Purchase Plans (Employee Plans). These values were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998, 1997 and 1996: expected dividend yields of .71%, .93% and 1.48% (Long-Term Plans) and .74%, .70% and 1.21% (Employee Plans); expected volatility of 43%, 39% and 39%; risk-free interest rates of 5.47%, 5.76% and 5.42% (Long-Term Plans) and 5.32%, 5.69% and 6.15% (Employee Plans); and expected lives of 6 years (Long-Term Plans) and .8 years, .8 years and 1.5 years (Employee Plans). Had compensation expense been recorded based on these hypothetical values, the company's 1998 net income would have been $328 million, or diluted earnings per share of $0.81. A similar computation for 1997 and 1996 would have resulted in net income of $1764 million and $40 million, or diluted earnings per share of $4.43 and $0.11. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.



     Summarized information about stock options outstanding under the Long-Term Plans at December 31, 1998, is as follows:



OPTIONS OUTSTANDING                                                      OPTIONS EXERCISABLE
--------------------------------------------------------------------   -----------------------
                                              WEIGHTED-
                                 NUMBER        AVERAGE     WEIGHTED-     NUMBER      WEIGHTED-
RANGE OF                       OUTSTANDING    REMAINING     AVERAGE    EXERCISABLE    AVERAGE
EXERCISE                       AT DEC. 31,   CONTRACTUAL   EXERCISE    AT DEC. 31,   EXERCISE
PRICES                            1998          LIFE         PRICE        1998         PRICE
--------                       -----------   -----------   ---------   -----------   ---------
$   .09 to 27.24.............  11,916,423    5.5 years      $17.52     10,694,986     $17.04
  30.22 to 49.79.............  13,851,417    8.5             39.83      1,837,430      35.00
  50.36 to 81.07.............   1,960,251    9.3             57.81        128,507      66.21
                               ----------     ---------     ------     ----------     ------
$   .09 to 81.07.............  27,728,091    7.3            $31.51     12,660,923     $20.15
                               ==========     =========     ======     ==========     ======



     At December 31, 1998, the stock options outstanding under the Employee Plans have exercise prices of $43.04 and $49.30, depending on the date of grant, and a remaining contractual life of three or nine months. Of the total outstanding options, 280,229 are exercisable at year-end 1998.



     At year-end 1998, 21,861,771 shares were available for future grants under the 1996 Long-Term Incentive Plan and 7,518,268 shares under the Employees Stock Purchase Plan. As of year-end 1998, 50,047,468 shares were reserved for issuance under the company's stock option and incentive plans and 8,667,092 shares were reserved for issuance under the Employee Stock Purchase Plan.



     In 1997, the company began a stock repurchase program with the goal of neutralizing the dilutive effect of shares to be issued upon the exercise of stock options under the Employee Stock Purchase Plan and Long-Term Plans. Treasury shares acquired in connection with this repurchase program and other stock transactions in 1998, 1997 and 1996 were 4,463,283 shares, 754,511 shares and 7,730 shares. Previously unissued common shares issued under the Long-Term Plans and the Annual Incentive Plan in 1998, 1997 and 1996 were 33,848 shares, 30,174 shares and 98,072 shares. Treasury shares issued under the Texas Instruments Restricted Stock Unit Plan for Directors in 1998, 1997 and 1996 were zero shares, zero shares and 2,334 shares.



RETIREMENT AND INCENTIVE PLANS



     The company provides various retirement plans for employees including pension, savings and deferred profit sharing plans. Incentive plans include profit sharing payments and annual performance awards.



     U.S. RETIREMENT PLANS: Effective January 1, 1998, for U.S. employees hired on or after December 1, 1997, the company provides a defined contribution plan whereby the company contributes 2% of an employee's earnings, and a matched savings program whereby an employee's contribution, up to 4% of the employee's earnings, is matched by the company at a dollar-per-dollar rate. The contributions may be invested in several investment funds including TI common stock. During a selection period in 1997, employees employed prior to December 1, 1997, irrevocably elected whether to choose this plan or remain in the savings and defined benefit programs described below. Approximately 36% chose this plan.



     For U.S. employees hired prior to December 1, 1997, the company provides a matched savings program whereby an employee's contribution, up to 4% of the employee's earnings (subject to statutory limitations), is matched by the company at the rate of 50 cents per dollar. Available investments are the same as above. Also provided is a defined benefit plan with benefits based on years of service and employee's compensation. The plan is a career-average-pay plan which has been amended periodically in the past to produce approximately the same results as a final-pay type plan. The board of directors of the company has expressed an intent to make such amendments in the future, circumstances permitting, and the expected effects of such amendments have been considered in calculating U.S. pension expense.



     Certain of the profit sharing plans worldwide provide that, depending on the individual plan, a portion of the profit sharing earned by employees is contributed to a deferred plan. For U.S. employees, 50% of profit sharing amounts are deferred. Several investment options are available, including TI common stock. While the board of directors of the company has authorized the issuance of 9,233,836 shares of previously unissued TI common shares for deferred profit sharing and savings plans worldwide, none have been issued in the three years ended December 31, 1998. Instead, the trustees of these plans worldwide have purchased outstanding TI common shares: 3,753,084 shares in 1998, 3,535,471 shares in 1997 and 3,123,905 shares in 1996.



     The company's aggregate expense for U.S. employees under the defined contribution, deferred profit sharing and matched savings plans was $56 million in 1998, $55 million in 1997 and $17 million in 1996.



     The company's U.S. employees are currently eligible to receive, during retirement, specified company-paid medical benefits. The plan is contributory and premiums are adjusted annually. For employees retiring on or after January 5, 1993, the company has specified a maximum annual amount per retiree, based on years of service, that it will pay toward retiree medical premiums. For employees who retired prior to that date, the company maintains a consistent level of cost sharing between the company and the retiree. Effective January 1, 1998, new employees are eligible for this benefit when they reach 20 years of service, regardless of age. For a 15-year transition period, current employees qualify for eligibility under either the 20-year rule or the previous requirement, which was based upon retirement eligibility under the defined benefit pension plan. Coverage eligibility under the 20-year rule is only available at termination, i.e., no subsequent election to participate is allowable.



     Expense of the U.S. defined benefit and retiree health care benefit plans was as follows:



                                                                 MILLIONS OF DOLLARS
                                                                                 RETIREE
                                                        DEFINED BENEFIT        HEALTH CARE
                                                       ------------------   ------------------
                                                       1998   1997   1996   1998   1997   1996
                                                       ----   ----   ----   ----   ----   ----
Service cost.........................................  $ 36   $ 36   $ 40   $ 3    $ 3    $ 4
Interest cost........................................    48     48     51    21     20     22
Expected return on plan assets.......................   (38)   (33)   (41)   --     --     --
Amortization of prior service cost...................     2      3      3    --     --     --
Amortization of transition obligation................    (5)    (5)    (8)   --     --     --
Recognized net actuarial loss........................     1      2      3    --     --     --
                                                       ----   ----   ----   ---    ---    ---
          Total......................................  $ 44   $ 51   $ 48   $24    $23    $26
                                                       ====   ====   ====   ===    ===    ===



     Settlement and curtailment gains (losses) of the U.S. defined benefit plan recognized in 1998, 1997 and 1996 were zero and $(6) million; $3 million and $18 million; and $5 million and zero. For the retiree health care benefit plan they were zero and $1 million; zero and $1 million; and zero and zero.

     Obligation data for the U.S. defined benefit and retiree health care benefit plans and asset data for the U.S. defined benefit plan at December 31 were as follows:



                                                                    MILLIONS OF DOLLARS
                                                                                   RETIREE
                                                              DEFINED BENEFIT    HEALTH CARE
                                                              ---------------   -------------
                                                               1998     1997    1998    1997
                                                              ------   ------   -----   -----
Change in benefit obligation
Benefit obligation at beginning of year.....................  $ 688    $ 819    $ 319   $ 312
  Service cost..............................................     36       36        3       3
  Interest cost.............................................     48       48       21      20
  Plan participant's contributions..........................     --       --        6       5
  Benefits paid.............................................    (38)    (202)     (25)    (22)
  Actuarial loss............................................     50       36       22      --
  Settlements...............................................    (84)     (28)      --      --
  Curtailments..............................................      9      (24)       6       1
  Special termination benefit...............................      9        3       --      --
  Divestiture...............................................    (11)      --       --      --
                                                              -----    -----    -----   -----
Benefit obligation at end of year...........................    707      688      352     319
                                                              -----    -----    -----   -----
Change in plan assets
Fair value of plan assets at beginning of year..............    543      611
  Actual return on plan assets..............................     88      114
  Employer contribution.....................................     26       42
  Benefits paid.............................................    (28)    (196)
  Settlements...............................................    (84)     (28)
  Divestiture...............................................    (14)      --
                                                              -----    -----
Fair value of plan assets at end of year....................    531      543
                                                              -----    -----
Funded status...............................................   (176)    (145)    (352)   (319)
  Unrecognized net actuarial (gain).........................    (29)     (29)      (5)    (33)
  Unrecognized prior service cost...........................      6        8       (2)     (2)
  Unrecognized transition obligation........................    (10)     (16)      --      --
                                                              -----    -----    -----   -----
Accrued retirement at December 31...........................   (209)    (182)    (359)   (354)
Less current portion........................................     27       40       23      19
                                                              -----    -----    -----   -----
Accrued U.S. retirement costs...............................  $(182)   $(142)   $(336)  $(335)
                                                              =====    =====    =====   =====



     The U.S. defined benefit and retiree health care obligations for 1998 and 1997 were determined using assumed discount rates of 6.75% and 7.0%. The assumed average long-term pay progression rate was 4.25%. The assumed long-term rate of return on plan assets was 9.0%. The retiree health care benefit obligation was determined using health care cost trend rates of 6.0% for 1999 decreasing to 5.0% by 2000. Increasing (decreasing) the health care cost trend rates by 1% would have increased (decreased) the retiree health care benefit obligation at December 31, 1998, by $15 million/$(15) million and 1998 plan expense by $1 million/ $(1) million.



     NON-U.S. RETIREMENT PLANS: Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate plans. Defined retirement benefits are based on years of service and employee's compensation, generally during a fixed number of years immediately prior to retirement.



     Certain non-U.S. locations provide for deferral of profit sharing amounts with contributions generally invested in TI common stock. The related expense for these contributions was $3 million in 1998, $6 million in 1997 and zero in 1996.

     Expense of the non-U.S. defined benefit plans was as follows:



                                                               MILLIONS OF DOLLARS
                                                              1998    1997    1996
                                                              -----   -----   -----
Service cost................................................  $ 53    $ 59    $ 64
Interest cost...............................................    31      35      34
Expected return on plan assets..............................   (40)    (38)    (35)
Amortization of prior service cost..........................    (1)      1       1
Amortization of transition obligation.......................     2       2       2
Recognized net actuarial loss...............................    12       9      10
                                                              ----    ----    ----
          Total.............................................  $ 57    $ 68    $ 76
                                                              ====    ====    ====



     Settlement and curtailment gains (losses) of the non-U.S. defined benefit plans recognized in 1998 and 1997 were $(5) million and zero; and $(3) million and zero. There were no such items in 1996.



     Obligation and asset data for the non-U.S. defined benefit plans at September 30 were as follows:



                                                              MILLIONS OF DOLLARS
                                                                1998        1997
                                                              --------    --------
Change in benefit obligation
Benefit obligation at beginning of year.....................   $ 999       $ 940
  Service cost..............................................      53          59
  Interest cost.............................................      31          35
  Benefits paid.............................................     (20)        (19)
  Actuarial gain............................................     (83)        (16)
                                                               -----       -----
Benefit obligation at end of year...........................     980         999
                                                               -----       -----
Change in plan assets
Fair value of plan assets at beginning of year..............     543         500
  Actual return on plan assets..............................      21          59
  Employer contribution.....................................      36          38
  Benefits paid.............................................     (20)        (19)
  Actuarial gain............................................     (40)        (35)
                                                               -----       -----
Fair value of plan assets at end of year....................     540         543
                                                               -----       -----
Funded status...............................................    (440)       (456)
  Unrecognized net actuarial loss...........................     250         252
  Unrecognized prior service cost...........................       8           9
  Unrecognized transition obligation........................       9          13
  Adjustments from Sept. 30 to Dec. 31......................      (4)          4
                                                               -----       -----
          Net non-U.S. amount recognized....................   $(177)      $(178)
                                                               =====       =====
Amounts recognized in the balance sheet consist of:
  Accrued retirement, current...............................   $  (2)      $  (3)
  Accrued retirement, noncurrent............................    (377)       (254)
  Prepaid benefit cost......................................      14          10
  Intangible asset..........................................       8           6
  Accumulated other comprehensive income....................     180          63
                                                               -----       -----
          Total.............................................   $(177)      $(178)
                                                               =====       =====



     The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries.

     The defined benefit obligations were determined as of September 30 using a range of assumed discount rates of 2.5% to 7.0% and a range of assumed average long-term pay progression rates of 3.0% to 6.0%. The range of assumed long-term rates of return on plan assets was 7.0% to 8.0%. Accrued retirement at September 30, 1998 and 1997 includes projected benefit obligations of $841 million and $883 million and accumulated benefit obligations of $630 million and $636 million, versus plan assets of $395 million and $408 million, for three plans whose obligations exceed their assets.



RESTRUCTURING ACTIONS



     In the second quarter of 1998, the company announced that, as a result of the various business divestitures over the past several years, the pending sale of its memory business and weakness in the current semiconductor market environment, it was implementing a severance/manufacturing efficiency program in order to more closely match the size and cost of its support functions with the company's overall size and to further combine manufacturing resources for more efficient operations. The program, which primarily affected the company's corporate activities and semiconductor business, included the elimination of 3,441 jobs around the world through voluntary programs, attrition, outsourcing and layoffs, as well as the closing of several facilities. As a result, the company took a pretax charge of $219 million in the second quarter, of which $126 million was included in marketing, general and administrative expense and $93 million in cost of revenues. Of the $219 million charge, $161 million was for severance, $41 million for asset write-downs and $17 million for vendor cancellation and lease charges. Of the $41 million for asset write-downs, $25 million was for U.S. semiconductor inventories and $16 million was for fixed assets, primarily accelerated depreciation on assets phased out during 1998 in connection with the winding down of production at a semiconductor manufacturing facility in Singapore. The fixed assets were subsequently sold for scrap at a nominal value. Of the $17 million for vendor cancellation and lease charges, $15 million was for required vendor fees for cancellation of purchase contracts for chemicals, supplies and equipment as a result of a U.S. facility shutdown. At year-end 1998, the program had essentially been completed, with most severance costs paid except for $49 million, which will primarily be paid in 1999. Of the 3,441 jobs, 3,260 had been eliminated, and 181 will be eliminated in 1999.



     In the third quarter of 1998, the company recorded a $14 million charge for additional depreciation on fixed assets primarily located in the semiconductor manufacturing facility in Singapore. This action was taken in connection with the severance/manufacturing efficiency program announced during the second quarter of 1998. This asset write down charge was included in cost of revenues.



     In the fourth quarter of 1998, the company took further steps to enhance manufacturing efficiency, including the announced closing of a semiconductor assembly operation and sale of a materials & controls manufacturing operation, both in Europe. The sale was completed on December 31, 1998. The assembly operation closing, which is ongoing, affected 740 employees. As a result of these actions, the company took a fourth-quarter 1998 pretax charge of $72 million, of which $27 million was included in cost of revenues, $24 million in other income (expense) net and $21 million in marketing, general and administrative expense. Of this $72 million charge, $35 million was for severance, $35 million for other cash-related costs and $2 million for asset write-downs, primarily to adjust fixed assets in the European materials & controls operation to actual sale value. Of the $35 million severance charge, $19 million had been paid by year-end 1998 and $16 million will be paid in 1999. Of the other $35 million charge, $20 million was a cash payment required as part of an agreement with the third-party buyer of a materials & controls manufacturing operation in Europe. The balance was for previously-received government grants expected to be repaid as a result of the closing of the European semiconductor assembly operation.



     In the first quarter of 1997, the company sold its mobile computing business and terminated its digital imaging printing development program. As a result of these divestitures, the company took a first-quarter pretax charge of $56 million, of which $28 million was included in cost of revenues and $28 million in marketing, general and administrative expense. Of this $56 million charge, $27 million was for severance for involuntary reductions worldwide. These severance actions were essentially completed by the end of the quarter and affected approximately 1,045 employees. The balance of $29 million was for other costs associated with the business sale and program termination, including vendor cancellation and lease charges. Essentially all costs were paid in 1998. In the second quarter of 1997, TI sold several activities, principally software, for a pre-tax gain of $66 million, after transaction costs. These transaction costs totaled $54 million and included severance of $17 million for 372 employees, who left TI within three months of the related divestitures, $24 million for vendor and warranty obligations, which extend through 2002, $4 million for professional fees, and $9 million for various other costs. In the fourth quarter of 1997, the company took a pretax charge of $42 million, of which $30 million was included in cost of revenues and $12 million in marketing, general and administrative expense, primarily for severance costs related to cost-reduction actions by the materials & controls business. These actions, which are expected to be completed in first-quarter 1999, affected approximately 260 employees. The terminated employees were in plants located in Holland, Italy, Canada and Michigan. Costs of $5 million were paid by year-end 1998. Remaining severance is to be paid in installments through 2002.



     In the fourth quarter of 1996, the company took a pretax charge of $208 million, of which $169 million was included in cost of revenues and $39 million was included in marketing, general and administrative expense. Of the $208 million, $91 million was for severance for employment reduction actions in the United States and selected reductions worldwide. These actions, which primarily involved the semiconductor business as well as divested activities, were essentially completed by year-end 1996 and affected approximately 2,600 employees. Of the severance cost of $91 million, $34 million was paid in 1996 and $57 million was paid in 1997. The balance of this charge, $117 million, was for vendor cancellation and other cash-related costs of $47 million and asset write-downs of $70 million on several product lines, primarily mobile computing, an operation divested in first-quarter 1997. The asset write-downs were to adjust inventory and fixed assets to actual sale value. Of the $70 million asset write-down charge, $54 million was for mobile computing.



     With respect to this $54 million charge, $47 million was for inventory and $7 million was for fixed assets. The balance of $16 million included a $6 million charge against operating assets for the impact of the expected first quarter 1997 termination of TI's digital imaging printing development program. The remainder, $10 million, was to write down the operating assets of TI's Telecom business, which was held for sale.

     Set forth below is a reconciliation of individual restructuring accruals (in millions of dollars).


                                                                                     YEAR OF CHARGE
                                                      ----------------------------------------------------------------------------
                                    BALANCE, PRIOR                1996                                    1997
                                   ACTIONS -- GRANT   -----------------------------   --------------------------------------------
                                      REPAYMENT        EMPLOYMENT                       DIVESTITURE                    RESERVES
                                      AND LEASE       REDUCTIONS --                         OF          M&C COST       AGAINST
                                      OBLIGATION      SC & DIVESTED   MCB/DIPD/TELE   MCB/TERMINATION   REDUCTION      GAINS ON
DESCRIPTION*               TOTAL        COSTS          ACTIVITIES      WRITE-DOWNS        OF DIPD        ACTION     BUSINESS SALES
------------               -----   ----------------   -------------   -------------   ---------------   ---------   --------------
BALANCE, DECEMBER 31,
 1995....................  $ 15          $15
CHARGES:
Severance................    91                           $ 91
Vendor and warranty
 obligations.............    47                                            $47
Various charges..........     7                                              7
Asset write-downs........    70                                             70
DISPOSITIONS:
Severance payments.......   (34)                           (34)
Various payments.........    (7)                                            (7)
Non-cash write-downs of
 assets..................   (70)                                           (70)
Adjustments-net reversal
 to income...............    (3)          (3)
                           -----         ---              ----             ---
BALANCE, DECEMBER 31,
 1996....................   116           12                57              47
                           -----         ---              ----             ---
CHARGES:
Severance................    73                                                             $27            $29           $17
Vendor and warranty
 obligations.............    42                                                              18                           24
Transaction costs,
 including professional
 fees....................     4                                                                                            4
Various charges..........    33                                                              11             13             9
DISPOSITIONS:
Severance payments.......   (88)                           (57)                             (24)                          (7)
Vendor and warranty
 obligations.............   (16)                                                            (16)
Transaction cost
 payments................    (2)                                                                                          (2)
Various payments.........   (10)                                                            (10)
Adjustments-net reversal
 to income...............    --                                                               4                           (4)
                           -----         ---              ----             ---              ---            ---           ---
BALANCE, DECEMBER 31,
 1997....................   152           12                --              47               10             42            41
                           -----         ---              ----             ---              ---            ---           ---
CHARGES:
Severance................   196
Vendor and warranty
 obligations.............    17
Grant Repayment..........    15
Cash payment owed
 to buyer................    20
Various charges..........     7
Asset write-downs........    57
DISPOSITIONS:
Severance payments.......  (140)                                                             (1)            (5)           (5)
Vendor and warranty
 obligations.............   (66)                                           (47)              (1)                          (1)
Cash payment to buyer....   (20)
Transaction cost
 payments................    (2)                                                                                          (2)
Non-cash write-down of
 assets..................   (57)
Adjustments-net reversal
 to income...............   (16)         (12)                                                 8            (16)           (9)
                           -----         ---              ----             ---              ---            ---           ---
BALANCE, DECEMBER 31,
 1998....................  $163          $--              $ --             $--              $16            $21           $24
                           =====         ===              ====             ===              ===            ===           ===


                                           1998
                           -------------------------------------
                                                   SC OPERATION
                           SC AND     SINGAPORE    CLOSING & M&C
                            CORP.     AND U.S.        SALE OF
DESCRIPTION*               ACTIONS   WRITE-DOWNS     OPERATION
------------               -------   -----------   -------------
BALANCE, DECEMBER 31,
 1995....................
CHARGES:
Severance................
Vendor and warranty
 obligations.............
Various charges..........
Asset write-downs........
DISPOSITIONS:
Severance payments.......
Various payments.........
Non-cash write-downs of
 assets..................
Adjustments-net reversal
 to income...............
BALANCE, DECEMBER 31,
 1996....................
CHARGES:
Severance................
Vendor and warranty
 obligations.............
Transaction costs,
 including professional
 fees....................
Various charges..........
DISPOSITIONS:
Severance payments.......
Vendor and warranty
 obligations.............
Transaction cost
 payments................
Various payments.........
Adjustments-net reversal
 to income...............
BALANCE, DECEMBER 31,
 1997....................
CHARGES:
Severance................   $ 161                      $ 35
Vendor and warranty
 obligations.............      17
Grant Repayment..........                                15
Cash payment owed
 to buyer................                                20
Various charges..........      --                         7
Asset write-downs........               $ 55              2
DISPOSITIONS:
Severance payments.......    (110)                      (19)
Vendor and warranty
 obligations.............     (17)
Cash payment to buyer....                               (20)
Transaction cost
 payments................
Non-cash write-down of
 assets..................                (55)            (2)
Adjustments-net reversal
 to income...............      (2)                       15**
                            -----       ----           ----
BALANCE, DECEMBER 31,
 1998....................   $  49       $ --           $ 53
                            =====       ====           ====


---------------


 * Abbreviations


   SC    = Semiconductor Business


   MCB  = Mobile Computing Business


   DIPD  = Digital Imaging Printing Development Program


   TELE = Telecommunications Business


   M&C  = Materials and Controls Business


   Corp.  = Corporate Division



** Includes the effect of an $8 million reclassification of semiconductor-related grant repayment obligations from the "Balance, prior actions" column and an $8 million reclassification of M&C-related liabilities, primarily for grant repayment obligations, from the "1997 M&C cost reduction action" column. These reclassifications did not affect income.

BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA



     TI develops, manufactures and sells a variety of products used in the commercial electronic and electrical equipment industry, primarily for industrial and consumer markets. The company's principal businesses are based on TI's broad semiconductor technology and application of this technology to digital solutions for the networked society.



     TI HAS THREE PRINCIPAL BUSINESSES: Semiconductor, Materials & Controls and Educational & Productivity Solutions. Each of these is a business segment, with its respective financial performance detailed in this report.



     Semiconductor consists of digital signal processors, analog chips, standard logic, application-specific integrated circuits, reduced instruction-set computing microprocessors and microcontrollers. These semiconductors are sold primarily to original-equipment manufacturers and through distributors.



     Materials & Controls consists primarily of electrical and electronic control devices, electronic connectors and clad metals. They are sold primarily to original-equipment manufacturers and through distributors.



     Educational & Productivity Solutions, which includes educational and graphing calculators, are marketed primarily through retailers and to schools through instructional dealers.



     Operating profits of the three principal businesses include the effects of profit sharing and exclude the effects of special charges and gains. The results for semiconductor include the effects of all royalty revenues from semiconductor-related cross-license agreements. Business assets are the owned or allocated assets used by each business.



     Included in corporate activities are general corporate expenses, elimination of intersegment transactions (which are generally intended to approximate market prices), results for TI's emerging digital imaging operation and royalty revenues from computer-related cross-license agreements. Assets of corporate activities include unallocated cash, short-term investments, noncurrent investments and deferred income taxes.



     Divested activities include the historical operating results and assets of memory (sold in 1998), mobile computing and software (both sold in 1997), custom manufacturing services and printers (both sold in 1996) and other smaller divestitures.



BUSINESS SEGMENT NET REVENUES



                                                                MILLIONS OF DOLLARS
                                                               1998     1997     1996
                                                              ------   ------   ------
Semiconductor
  Trade.....................................................  $6,267   $6,490   $5,340
  Intersegment..............................................      23       24       45
                                                              ------   ------   ------
                                                               6,290    6,514    5,385
                                                              ------   ------   ------
Materials & Controls
  Trade.....................................................     943      950      887
  Intersegment..............................................       1        4        3
                                                              ------   ------   ------
                                                                 944      954      890
                                                              ------   ------   ------
Educational & Productivity Solutions
  Trade.....................................................     456      447      422
Corporate activities........................................     140      154       91
Divested activities.........................................     630    1,681    3,152
                                                              ------   ------   ------
          Total.............................................  $8,460   $9,750   $9,940
                                                              ======   ======   ======

BUSINESS SEGMENT PROFIT (LOSS)



                                                                MILLIONS OF DOLLARS
                                                               1998     1997     1996
                                                              ------   ------   ------
Semiconductor...............................................  $1,439   $1,546   $1,012
Materials & Controls........................................     142      123       90
Educational & Productivity Solutions........................      76       59       56
Corporate activities........................................    (235)    (273)    (312)
Special charges and gains...................................    (466)    (532)    (400)
Interest on loans/other income (expense) net, excluding 1998 and 1997 net gains of $59 million and $66 million included
  above.....................................................     159       32        3
Divested activities.........................................    (498)    (242)    (472)
                                                              ------   ------   ------
Income (loss) from continuing operations before provision
  for income taxes and extraordinary item...................  $  617   $  713   $  (23)
                                                              ======   ======   ======



     Details of special charges and gains are as follows:



                                                               MILLIONS OF DOLLARS
                                                              1998    1997    1996
                                                              -----   -----   -----
Severance/manufacturing efficiency program..................  $(233)  $  --   $  --
Closing of a semiconductor operation and sale of a materials
  & controls operation, of which $(24) million was included
  in other income (expense) net.............................    (72)     --      --
Discontinuance of TI-Hitachi joint venture..................   (219)     --      --
Sale of interest in TI-Acer joint venture...................     83      --      --
Acquired in-process R&D charge..............................    (25)   (461)   (192)
Severance and other costs, primarily from the divestiture of
  mobile computing..........................................     --     (56)     --
Other income: gain on sale of three divested activities,
  primarily software........................................     --      66      --
Termination of Thailand joint venture agreements............     --     (44)     --
Severance and other costs, primarily for materials &
  controls cost reductions..................................     --     (42)     --
Asset write-downs and other costs, primarily mobile
  computing.................................................     --      --    (117)
Severance costs for employment reductions, primarily for
  semiconductor and divested activities.....................     --      --     (91)
Other.......................................................     --       5      --
                                                              -----   -----   -----
          Total.............................................  $(466)  $(532)  $(400)
                                                              =====   =====   =====



BUSINESS SEGMENT ASSETS



                                                                 MILLIONS OF DOLLARS
                                                               1998      1997      1996
                                                              -------   -------   ------
Semiconductor...............................................  $ 4,710   $ 4,798   $4,763
Materials & Controls........................................      397       391      380
Educational & Productivity Solutions........................      117       151      141
Corporate activities........................................    5,932     4,309    2,197
Divested activities.........................................       94     1,200    1,350
Net assets of discontinued operations.......................       --        --      529
                                                              -------   -------   ------
          Total.............................................  $11,250   $10,849   $9,360
                                                              =======   =======   ======

BUSINESS SEGMENT PROPERTY, PLANT AND EQUIPMENT



                                                               MILLIONS OF DOLLARS
DEPRECIATION                                                   1998     1997    1996
------------                                                  ------   ------   ----
Semiconductor...............................................  $  913   $  853   $655
Materials & Controls........................................      47       46     41
Educational & Productivity Solutions........................       1        1     --
Corporate and other activities..............................      74       58     56
Divested activities.........................................     134      151    152
                                                              ------   ------   ----
          Total.............................................  $1,169   $1,109   $904
                                                              ======   ======   ====



                                                                MILLIONS OF DOLLARS
ADDITIONS                                                      1998     1997     1996
---------                                                     ------   ------   ------
Semiconductor...............................................  $  731   $  858   $1,633
Materials & Controls........................................      49       49       53
Educational & Productivity Solutions........................       1        1       --
Corporate activities........................................      32      147      225
Divested activities.........................................     218      183      152
                                                              ------   ------   ------
          Total.............................................  $1,031   $1,238   $2,063
                                                              ======   ======   ======



     The following geographic area data include trade revenues, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:



GEOGRAPHIC AREA NET TRADE REVENUES



                                                                MILLIONS OF DOLLARS
                                                               1998     1997     1996
                                                              ------   ------   ------
United States...............................................  $2,722   $3,216   $3,548
Japan.......................................................   1,619    1,971    1,832
Singapore...................................................     798    1,110      866
Rest of world...............................................   3,321    3,453    3,694
                                                              ------   ------   ------
          Total.............................................  $8,460   $9,750   $9,940
                                                              ======   ======   ======



GEOGRAPHIC AREA PROPERTY, PLANT AND EQUIPMENT (NET)



                                                                MILLIONS OF DOLLARS
                                                               1998     1997     1996
                                                              ------   ------   ------
United States...............................................  $2,440   $2,640   $2,619
Japan.......................................................     417      478      519
Rest of world...............................................     516    1,062    1,024
                                                              ------   ------   ------
          Total.............................................  $3,373   $4,180   $4,162
                                                              ======   ======   ======

INCOME TAXES



     Income (Loss) from Continuing Operations before Provision for Income Taxes and Extraordinary Item.



                                                                MILLIONS OF DOLLARS
                                                              U.S.    NON-U.S.   TOTAL
                                                              -----   --------   -----
1998........................................................  $ 201     $416     $617
                                                              -----     ----     ----
1997........................................................     93      620      713
                                                              -----     ----     ----
1996........................................................   (529)     506      (23)
                                                              -----     ----     ----



PROVISION (CREDIT) FOR INCOME TAXES



                                                                    MILLIONS OF DOLLARS
                                                        U.S. FEDERAL   NON-U.S.   U.S. STATE   TOTAL
                                                        ------------   --------   ----------   -----
1998
  Current.............................................     $   4         $263        $(7)      $260
  Deferred............................................       (13)         (36)        (1)       (50)
                                                           -----         ----        ---       ----
          Total.......................................     $  (9)        $227        $(8)      $210
                                                           =====         ====        ===       ====
1997
  Current.............................................     $ 112         $286        $ 4       $402
  Deferred............................................        51          (44)         2          9
                                                           -----         ----        ---       ----
          Total.......................................     $ 163         $242        $ 6       $411
                                                           =====         ====        ===       ====
1996
  Current.............................................     $(125)        $202        $(3)      $ 74
  Deferred............................................       (44)          (6)        (1)       (51)
                                                           -----         ----        ---       ----
          Total.......................................     $(169)        $196        $(4)      $ 23
                                                           =====         ====        ===       ====



     Principal reconciling items from income tax computed at the statutory federal rate follow.



                                                               MILLIONS OF DOLLARS
                                                              1998    1997    1996
                                                              -----   -----   -----
Computed tax at statutory rate..............................  $216    $249    $ (8)
Effect of acquired in-process R&D...........................     4     161      67
Effect of non-U.S. rates....................................    76     (11)     (3)
Research and experimentation tax credits....................   (20)    (30)    (11)
Effect of U.S. state income taxes...........................   (14)      4      (3)
Effect of joint venture costs...............................   (48)     31      12
Other.......................................................    (4)      7     (31)
                                                              ----    ----    ----
          Total provision for income taxes..................  $210    $411    $ 23
                                                              ====    ====    ====



     Included in the effect of non-U.S. rates for 1996 is a $4 million benefit from tax loss carryforward utilization reduced by certain non-U.S. taxes and losses for which no benefit was recognized. Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $620 million at December 31, 1998) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

     The primary components of deferred income tax assets and liabilities at December 31 were as follows:



                                                              MILLIONS OF DOLLARS
                                                               1998         1997
                                                              -------      -------
Deferred income tax assets:
  Accrued retirement costs (pension and retiree health
     care)..................................................   $ 322        $ 221
  Inventories and related reserves..........................     242          216
  Accrued expenses..........................................     251          195
  Loss and credit carryforwards.............................      49           80
  Other.....................................................      59          210
                                                               -----        -----
                                                                 923          922
                                                               -----        -----
Less valuation allowance....................................    (173)        (121)
                                                               -----        -----
                                                                 750          801
                                                               -----        -----
Deferred income tax liabilities:
  Investments...............................................    (256)          (5)
  Property, plant and equipment.............................    (104)        (165)
  International earnings....................................     (19)         (38)
  Other.....................................................    (146)        (170)
                                                               -----        -----
                                                                (525)        (378)
                                                               -----        -----
Net deferred income tax asset...............................   $ 225        $ 423
                                                               =====        =====



     As of December 31, 1998 and 1997, the net deferred income tax asset of $225 million and $423 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $606 million and $711 million and deferred income tax liabilities of $381 million and $288 million. The valuation allowance shown above reflects the company's ongoing assessment regarding the realizability of certain non-U.S. deferred income tax assets. The balance of the deferred income tax assets is considered realizable based on carryback potential, existing taxable temporary differences and expectation of future income levels comparable to recent results. Such future income levels are not assured because of the nature of the company's businesses, which are generally characterized by rapidly changing technology and intense competition.



     The company has aggregate U.S. and non-U.S. tax loss carryforwards of approximately $125 million. Of this amount, $117 million expires through the year 2013, and $8 million of the loss carryforwards has no expiration.



     Income taxes paid were $162 million, $1,145 million and $240 million for 1998, 1997 and 1996.



RENTAL EXPENSE AND LEASE COMMITMENTS



     Rental and lease expense was $153 million in 1998, $168 million in 1997 and $175 million in 1996. The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs.

     At December 31, 1998, the company was committed under noncancelable leases with minimum rentals in succeeding years as follows:



                                                      MILLIONS OF DOLLARS
                                                      -------------------
1999................................................         $ 86
2000................................................           61
2001................................................           34
2002................................................           27
2003................................................           26
Thereafter..........................................          129



DIVESTITURES



     In the first quarter of 1998, TI's U.S. DRAM semiconductor manufacturing joint venture with Hitachi, Ltd. was discontinued as a result of a combination of severe price declines and overcapacity in the DRAM market. As part of this first quarter discontinuance, TI purchased the assets of the venture for approximately $98 million. Also as part of this first quarter discontinuance, TI and Hitachi decided to assume and share equally in the payment of the venture's obligations. TI's share of those payments was $219 million, which was paid and charged to cost of revenues in the first quarter.



     In the second quarter of 1998, the company sold its interest in the TI-Acer DRAM manufacturing joint venture to Acer Corporation for $120 million in cash. This sale resulted in a pretax gain of $83 million. On September 30, 1998, TI sold its memory business, including its remaining DRAM manufacturing joint venture interests in TECH Semiconductor Singapore (TECH) and KTI Semiconductor in Japan to Micron Technology, Inc. (Micron). As a result, TI received 28,933,092 Micron common shares, a $740 million note convertible into an additional 12,333,358 Micron common shares and a $210 million subordinated note. The $740 million face amount Micron convertible note contains an embedded call option that allows TI to convert the note, at any time prior to its 2005 maturity, into 12,333,358 Micron common shares, at an effective conversion price equal to $60 per common share. The market value of the seven year, 6.5% convertible and subordinated note was approximately $836 million at closing, with an average imputed interest rate of 8.7%. In addition to TI's memory assets, Micron received $550 million in cash from TI to facilitate the deployment of Micron's technology throughout the acquired business. In the fourth quarter of 1998, TI made an additional $130 million payment to Micron as part of the contractually required working capital. TI deferred the estimated pretax gain of $127 million on the sale until the recovery of the TI-provided financing. The deferred gain is subject to change to the extent actual transaction costs vary from estimates. In connection with the sale, TI agreed to guarantee the payment obligations of TECH under a newly syndicated $450 million principal amount credit facility for debt maturing 2002. As of year-end 1998, TECH had borrowed $240 million under the facility. As a result of the guarantee, TI was granted a security interest in TECH's assets. In addition, the guarantee is partially offset by certain contingent funding obligations of TECH's shareholders. In another matter, approximately $300 million of grants from the Italian government to TI's former memory operations in Italy are being reviewed in the ordinary course by government auditors. TI understands that these auditors are questioning whether some of the grants were applied to purposes outside the scope of the grants. TI's deferred gain on the sale may be reduced to the extent that any grants are determined to have been misapplied. Also, TI understands that an Italian prosecutor is conducting a criminal investigation concerning a portion of the grants relating to specified research and development activities. TI believes that the grants were obtained and used in compliance with applicable law and contractual obligations.



     In July, 1997 the company sold its Defense Systems and Electronics business
(DSE) to Raytheon Company for $2.95 billion in cash. The net gain on the sale of this discontinued operation, after income taxes of $876 million, was $1,473 million. The consolidated financial statements of TI present the DSE operations as discontinued operations. Summarized results of discontinued operations prior to the close were as follows:



                                                              MILLIONS OF DOLLARS
                                                               1997         1996
                                                              ------      --------
Net revenues................................................   $812        $1,773
Income before provision for income taxes....................     84           175
Provision for income taxes..................................     32            66
Income from discontinued operations.........................     52           109



     TI provided various ongoing services to DSE including, but not limited to, facilities management, data processing, security, payroll and employee benefits administration, insurance administration and duplicating and telecommunications services. Their inclusion in discontinued operations was based upon TI's intercorporate allocation procedures for such services. The allocation basis of these expenses and all other central operating costs was first on the basis of direct usage when identifiable, with the remainder allocated among DSE and other TI businesses on the basis of their respective revenues, head count or other measures. These expenses allocated to DSE totaled $76 million in 1997 and $163 million in 1996. TI has agreements to receive payments from Raytheon for continuing to provide certain of these services on an ongoing basis and others on a transition basis to DSE.

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES



                     CONSOLIDATED QUARTERLY FINANCIAL DATA



                                                           MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS
                                                             1ST          2ND          3RD          4TH
                                                          ---------    ---------    ---------    ---------
1998
Net revenues............................................   $2,187       $2,167       $2,113       $1,993
Gross profit............................................      670          725          791          880
Profit (loss) from operations...........................      (22)         (38)         189          270
                                                           ------       ------       ------       ------
Net income..............................................   $   11       $   52       $  155       $  189
                                                           ======       ======       ======       ======
Diluted earnings per common share.......................   $  .03       $  .13       $  .39       $  .47
                                                           ======       ======       ======       ======
Basic earnings per common share.........................   $  .03       $  .13       $  .40       $  .48
                                                           ======       ======       ======       ======
1997
Net revenues............................................   $2,263       $2,559       $2,500       $2,428
Gross profit............................................      791          962          982          948
Profit (loss) from operations...........................      171          287          358         (201)
Income (loss) from continuing operations before
  extraordinary item....................................      102          224          239         (263)
Discontinued operations:
  Income from operations................................       27           25           --           --
  Gain on sale..........................................       --           --        1,473           --
Extraordinary item......................................       --           --           --          (22)
                                                           ------       ------       ------       ------
Net income (loss).......................................   $  129       $  249       $1,712       $ (285)
                                                           ======       ======       ======       ======
Diluted earnings (loss) per common share:
  Continuing operations before extraordinary item.......   $  .26       $  .56       $  .60       $ (.67)
  Discontinued operations:
     Income from operations.............................      .07          .07           --           --
     Gain on sale.......................................       --           --         3.68           --
     Extraordinary item.................................       --           --           --         (.06)
                                                           ------       ------       ------       ------
     Net income (loss)..................................   $  .33       $  .63       $ 4.28       $ (.73)
                                                           ======       ======       ======       ======
Basic earnings (loss) per common share:
  Continuing operations before extraordinary item.......   $  .27       $  .58       $  .62       $ (.67)
  Discontinued operations:
     Income from operations.............................      .07          .07           --           --
     Gain on sale.......................................       --           --         3.81           --
     Extraordinary item.................................       --           --           --         (.06)
                                                           ------       ------       ------       ------
     Net income (loss)..................................   $  .34       $  .65       $ 4.43       $ (.73)
                                                           ======       ======       ======       ======



     At the request of the Securities and Exchange Commission, the results of operations for the second and third quarters of 1998 have been restated to reflect the shift of $14 million of pretax manufacturing costs from the second quarter to the third quarter. The $14 million, which was previously recorded as part of a $55 million asset write-down in the second quarter, is now reflected as accelerated depreciation in the third quarter for assets phased out in that quarter in connection with the winding down of production at a semiconductor manufacturing facility located in Singapore. This restatement increased net income and diluted earnings per share by $9 million and $0.02 in the second quarter, and decreased these items by the same amounts in the third quarter. The restatement had no impact on the Company's revenues or earnings for the year.

     Results for the first quarter of 1998 include a pretax charge of $219 million, included in cost of revenues, for discontinuance of the Texas Instruments-Hitachi joint venture and a charge of $25 million for the value of acquired research and development from two business acquisitions. The second quarter of 1998 includes a pretax operating charge of $219 million for a severance/manufacturing efficiency program and a pretax gain of $83 million for the company's sale of its interest in the Texas Instruments-Acer joint venture. The third quarter of 1998 includes a pretax operating charge of $14 million relating to the severance/manufacturing efficiency program implemented during the second quarter of 1998. Fourth-quarter 1998 results include a pretax operating charge of $72 million, essentially all of which is for the disposition of two European operations. In the first quarter of 1997, the company took a pretax charge of $56 million related to the sale of its mobile computing business and termination of its digital imaging printing development program. Results for the second quarter of 1997 include a pretax operating charge of $44 million for the termination of agreements related to proposed Thailand joint ventures and a $66 million pretax gain from the sale of three divested activities, principally software. Results for the third quarter of 1997 reflect the sale of Texas Instruments' defense business, which was closed with Raytheon Company on July 11 for $2.95 billion in cash. The net gain from this sale, after income taxes of $876 million, was $1473 million and was included in discontinued operations. As a result of the 1997 acquisition of Amati Communications Corporation, the company took a charge of $461 million in the fourth quarter for the value of acquired in-process research and development. Also in the fourth quarter, the company took a pretax charge of $42 million, primarily for severance costs related to cost-reduction actions by the materials & controls business. Diluted earnings (loss) per common share are based on average common and dilutive potential common shares outstanding (402,230,699 shares and 389,695,136 shares for the fourth quarters of 1998 and 1997).

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS

                                     INCOME

                                  (UNAUDITED)



                                                                MILLIONS OF DOLLARS,
                                                                  EXCEPT PER-SHARE
                                                                      AMOUNTS
                                                                  FOR THREE MONTHS
                                                                   ENDED MARCH 31
                                                                --------------------
                                                                 1999         1998
                                                                -------      -------
Net revenues................................................    $2,039       $2,187
                                                                ------       ------
Operating costs and expenses:
  Cost of revenues..........................................     1,111        1,517
  Research and development..................................       306          328
  Marketing, general and administrative.....................       323          364
                                                                ------       ------
          Total.............................................     1,740        2,209
                                                                ------       ------
Profit (loss) from operations...............................       299          (22)
Other income (expense) net..................................        78           57
Interest on loans...........................................        18           18
                                                                ------       ------
Income before provision for income taxes....................       359           17
Provision for income taxes..................................       115            6
Net income..................................................    $  244       $   11
                                                                ======       ======
Diluted earnings per common share...........................    $  .60       $  .03
                                                                ======       ======
Basic earnings per common share.............................    $  .62       $  .03
                                                                ======       ======
Cash dividends declared per share of common stock...........    $ .085           --
Cash Flows
Net cash provided by (used in) operating activities.........    $  217       $  (45)
Cash flows from investing activities:
  Additions to property, plant and equipment................      (202)        (384)
  Purchases of short-term investments.......................      (377)        (287)
  Sales and maturities of short-term investments............       766          749
  Sales of noncurrent investments...........................       172           --
  Acquisition of businesses, net of cash acquired...........       (50)        (152)
                                                                ------       ------
Net cash provided by (used in) investing activities.........       309          (74)
Cash flows from financing activities:
  Payments on long-term debt................................       (34)         (35)
  Dividends paid on common stock............................       (33)         (33)
  Sales and other common stock transactions.................        77           18
  Common stock repurchase program...........................      (175)          (9)
  Other.....................................................        --           (3)
                                                                ------       ------
Net cash used in financing activities.......................      (165)         (62)
Effect of exchange rate changes on cash.....................        (8)          (4)
                                                                ------       ------
Net increase (decrease) in cash and cash equivalents........       353         (185)
Cash and cash equivalents, January 1........................       540        1,015
                                                                ------       ------
Cash and cash equivalents, March 31.........................    $  893       $  830
                                                                ======       ======

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS


                                 BALANCE SHEET



                                                                 MILLIONS OF DOLLARS, EXCEPT
                                                                      PER-SHARE AMOUNTS
                                                                (UNAUDITED)
                                                                 MARCH 31,       DECEMBER 31,
                                                                   1999              1998
                                                                -----------      ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................      $   893          $   540
  Short-term investments:...................................        1,316            1,709
  Accounts receivable, less allowance for losses of $56
     million in 1999 and $70 million in 1998................        1,471            1,343
  Inventories:
     Raw materials..........................................           80               77
     Work in process........................................          365              354
     Finished goods.........................................          196              165
                                                                  -------          -------
          Inventories.......................................          641              596
                                                                  -------          -------
  Prepaid expenses..........................................           73               75
  Deferred income taxes.....................................          574              583
                                                                  -------          -------
          Total current assets..............................        4,968            4,846
                                                                  -------          -------
Property, plant and equipment at cost.......................        6,472            6,379
  Less accumulated depreciation.............................       (3,130)          (3,006)
                                                                  -------          -------
     Property, plant and equipment (net)....................      $ 3,342          $ 3,373
                                                                  -------          -------
Investments.................................................        2,301            2,564
Deferred income taxes.......................................           21               23
Other assets................................................          499              444
                                                                  -------          -------
          Total assets......................................      $11,131          $11,250
                                                                  =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Loans payable and current portion long-term debt..........      $   260          $   267
  Accounts payable..........................................          535              510
  Accrued and other current liabilities.....................        1,253            1,419
                                                                  -------          -------
          Total current liabilities.........................        2,048            2,196
                                                                  -------          -------
Long-term debt..............................................          989            1,027
Accrued retirement costs....................................          811              895
Deferred income taxes.......................................          354              381
Deferred credits and other liabilities......................          239              224
Stockholders' equity:
  Preferred stock, $25 par value. Authorized -- 10,000,000
     shares. Participating cumulative preferred. None
     issued.................................................           --               --
  Common stock, $1 par value. Authorized: 1,200,000,000
     shares. Shares issued: 1999 -- 393,104,624;
     1998 -- 392,395,997....................................          393              392
  Paid-in capital...........................................        1,088            1,178
  Retained earnings.........................................        5,006            4,795
  Less treasury common stock at cost. Shares:
     1999 -- 1,126,538; 1998 -- 1,716,038...................         (103)            (134)
  Accumulated other comprehensive income....................          306              296
                                                                  -------          -------
          Total stockholders' equity........................        6,690            6,527
                                                                  -------          -------
          Total liabilities and stockholders' equity........      $11,131          $11,250
                                                                  =======          =======

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES



                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)



 1. Diluted earnings per common share are based on average common and dilutive potential common shares outstanding (404.3 and 400.0 million shares for the first quarters of 1999 and 1998).



 2. At the request of the Securities and Exchange Commission, the results of operations for the first quarter of 1999 have been restated to reduce cost of revenues by $16 million, described as follows. The $16 million, which was previously recorded as part of a $17 million fixed asset impairment charge for Hatogaya, Japan in the first quarter, will be charged to depreciation expense ratably beginning with the second quarter of 1999 and extending through the end of 2000. Additional depreciation expense of $1 million was recorded in the first quarter of 1999. This restatement increased net income and diluted earnings per share by $11 million and $0.02 in the first quarter. The information in the following paragraph reflects this restatement.





     In the first quarter of 1999, the company announced a consolidation of semiconductor manufacturing operations in Japan to improve manufacturing efficiencies and reduce costs. The consolidation is expected to be completed by the end of the year 2000. The action resulted in a pretax charge of $14 million in the first quarter, of which $13 million was for severance for the elimination of 153 jobs in Hatogaya, Japan and $1 million for other related costs. At March 31, 1999, the pay-out of the severance cost obligation had not yet begun. Of the $14 million charge, $11 million was included in cost of revenues and $3 million in marketing, general and administrative expense.



 3. In the first quarter of 1999, sale of the Micron subordinated note and other securities generated $172 million in cash.



 4. In connection with TI's acquisition of Butterfly VLSI, Ltd. (Butterfly) in the first quarter of 1999, TI recorded a charge of $10 million for the value of purchased in-process R&D (purchased R&D) at the acquisition date, based upon the appraised value of the related developmental projects. The purchased R&D projects were assessed, analyzed and valued within the context and framework articulated by the Securities and Exchange Commission.



     Butterfly's research and development relates to short distance wireless semiconductor and systems technology. This technology is used to achieve higher data rates at 2.4 GHz and above frequencies for use in voice-plus-data transmission products.



     Significant assumptions used in determining the value of purchased R&D for Butterfly included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in 2000. The discount rate selected for Butterfly's in-process technologies was 25%.



     At the time of the acquisition, Butterfly management estimated the remaining cost and time to complete the purchased R&D projects to be $5 million and 264 engineer-months. TI expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Such uncertainties could give rise to unforeseen budget overruns and/or revenue shortfalls in the event that TI is unable to successfully complete and commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method.



 5. In the first quarter of 1998, the company's U.S. DRAM semiconductor manufacturing joint venture with Hitachi, Ltd. was discontinued as a result of a combination of severe price declines and overcapacity in the DRAM market. As part of this first quarter discontinuance, TI purchased the assets of the venture for approximately $98 million. Also as a part of this first discontinuance, TI and Hitachi decided to assume and share equally in the payment of the venture's obligations. TI's share

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES of those payments was $219 million, which was paid and charged to cost of revenues in the first quarter.



 6. In connection with TI's acquisition of GO DSP and Spectron, both of which occurred in the first quarter of 1998, TI recorded charges of $10 million and $15 million, for purchased in-process R&D (purchased R&D), based upon the appraised value of the related developmental projects. The Income Approach, which included an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project.



     GO DSP's and Spectron's research and development related to DSP software tools. These software tools, which include real-time operating systems, allow DSP systems developers to improve productivity and reduce time-to-market. TI's goal in these acquisitions was to extend its leadership in digital signal processing solutions by offering a complete development environment, simplifying DSP development, and making TI DSP solutions more attractive for a broad range of fast-growing markets.



     Significant assumptions used in determining the value of purchased R&D for GO DSP and Spectron included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in late 1998. The discount rate selected for GO DSP's and Spectron's in-process technologies was 30%.



     At the time of the acquisitions, GO DSP and Spectron management estimated the remaining cost and time to complete the purchased R&D projects was approximately $7 million and 540 engineer-months. All the in-process projects were essentially completed on schedule. TI expects to essentially meet its original return expectations.



     The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully commercialize the projects. TI management is primarily responsible for estimating the fair value of the purchased R&D in all acquisitions accounted for under the purchase method.



 7. Total comprehensive income, i.e., net income plus investment and pension liability adjustments to stockholders' equity, for the first quarters of 1999 and 1998 was $254 million and $4 million.



 8. There has been no significant change in the status of the audit and investigation concerning grants from the Italian government.



 9. Certain amounts in the prior period's financial statements have been reclassified to conform to the 1999 presentation.



10. The statements of income, statements of cash flows and balance sheet at March 31, 1999, are not audited but reflect all adjustments which are of a normal recurring nature and are, in the opinion of management, necessary to a fair statement of the results of the periods shown.

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

11.  Business segment information is as follows:



                                                              MILLIONS OF DOLLARS
                                                                FOR THREE MONTHS
                                                                 ENDED MARCH 31
                                                              --------------------
                                                               1999         1998
                                                              -------      -------
BUSINESS SEGMENT NET REVENUES
Semiconductor
  Trade.....................................................  $1,664       $1,593
  Intersegment..............................................       9            5
                                                              ------       ------
                                                               1,673        1,598
Materials & Controls
  Trade.....................................................     245          242
  Intersegment..............................................      --           --
                                                              ------       ------
                                                                 245          242
Educational & Productivity Solutions
  Trade.....................................................      81           76
  Corporate activities......................................      22           48
  Divested activities.......................................      18          223
                                                              ------       ------
          Total.............................................  $2,039       $2,187
                                                              ======       ======
BUSINESS SEGMENT PROFIT (LOSS)
Semiconductor...............................................  $  340       $  358
Materials & Controls........................................      40           36
Educational & Productivity Solutions........................      10            1
Corporate activities........................................     (75)         (44)
Special charges.............................................     (24)        (244)
Interest on loans/other income (expense)....................      60           39
Divested activities.........................................       8         (129)
                                                              ------       ------
Income before provision for income taxes....................  $  359       $   17
                                                              ======       ======



12. The following is a reconciliation of individual restructuring accruals (in millions of dollars).



                                 YEAR OF CHARGE



                                                             1997                          1998               1999
                                              ----------------------------------   ---------------------   ----------
                                                                        RESERVES                 SC
                                              DIVESTITURE      M&C      AGAINST      SC       OPERATION        SC
                                                OF MCB/       COST      GAINS ON     AND      CLOSING &    OPERATION
                                              TERMINATION   REDUCTION   BUSINESS    CORP.    M&C SALE OF   CLOSING IN
   DESCRIPTION*                       TOTAL     OF DIPD      ACTION      SALES     ACTIONS    OPERATION      JAPAN
   ------------                       -----   -----------   ---------   --------   -------   -----------   ----------
   BALANCE DECEMBER 31, 1998........  $163        $16          $21        $24       $ 49        $ 53
   Charges:
     Severance......................    13                                                                    $13
     Vendor and warranty
       obligations..................     1                                                                      1
   Dispositions:
     Severance payments.............   (41)                     (4)        (1)       (16)        (20)
     Vendor and warranty obligation
       payments.....................    (1)        (1)
     Adjustments -- net reversal to
       income.......................    (3)                                           (3)
                                      ----        ---          ---        ---       ----        ----          ---
   BALANCE MARCH 31, 1999...........  $132        $15          $17        $23       $ 30        $ 33          $14
                                      ====        ===          ===        ===       ====        ====          ===

                TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

*Abbreviations
       SC          =     Semiconductor Business
       MCB         =     Mobile Computing Business
       DIPD        =     Digital Imaging Printing Development Program
       Corp.       =     Corporate Division

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Telogy Networks, Inc.:

     We have audited the accompanying balance sheets of Telogy Networks, Inc. (the "Company") as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telogy Networks, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

McLean, VA
January 27, 1999, except for Note 17 which is as of May 29, 1999

                             TELOGY NETWORKS, INC.

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997

                                                                  1998           1997
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 12,672,210   $  6,785,796
  Short term investments....................................     5,311,217             --
  Accounts receivable, net of allowance for doubtful
     accounts of $232,810 and $337,500......................     5,320,819      1,772,140
  Unbilled revenue..........................................       233,183        856,575
  Inventories...............................................            --         71,535
  Prepaid expenses..........................................       159,519         82,553
                                                              ------------   ------------
          Total current assets..............................    23,696,948      9,568,599
                                                              ------------   ------------
Property and equipment, net.................................     1,238,185        311,860
Long term investments.......................................       759,000             --
Other assets................................................        58,929         29,175
                                                              ------------   ------------
          Total assets......................................  $ 25,753,062   $  9,909,634
                                                              ============   ============

                   LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Bank loan -- current portion..............................  $    149,045   $         --
  Accounts payable..........................................       430,300        772,086
  Accrued liabilities.......................................     2,417,146      2,413,015
  Taxes payable.............................................       101,475             --
  Deferred non-compete income -- current portion............       800,000             --
  Deferred revenue..........................................       618,583        734,751
                                                              ------------   ------------
          Total current liabilities.........................     4,516,549      3,919,852
Long-term liabilities:
  Bank loan -- long term portion............................       850,955             --
  Deferred non-compete income...............................     2,704,180             --
                                                              ------------   ------------
          Total liabilities.................................     8,071,684      3,919,852
Redeemable convertible preferred stock:
  Series A redeemable convertible preferred stock, $0.01 par value; 10,000,000 shares authorized; 2,468,194 issued
     and outstanding at December 31, 1998 and 1997
     (liquidation preference of $12,312,659)................    18,104,128     12,312,659
  Series B redeemable convertible preferred stock, $0.01 par value; 850,000 shares authorized; 710,282 issued and
     outstanding at December 31, 1998 (liquidation
     preference of $10,654,231).............................    10,654,231             --
                                                              ------------   ------------
Total redeemable convertible preferred stock................    28,758,359     12,312,659
Stockholders' deficit:
  Common stock, $0.01 par value; 15,000,000 shares
     authorized; 3,246,264 and 3,017,890 issued and
     outstanding............................................        32,463         30,179
  Additional paid-in capital................................            --      3,967,639
  Accumulated deficit.......................................   (11,109,444)   (10,320,695)
                                                              ------------   ------------
          Total stockholders' deficit.......................   (11,076,981)    (6,322,877)
                                                              ------------   ------------
Commitments (Note 15).......................................            --             --
          Total liabilities, redeemable convertible
            preferred stock and stockholders' deficit.......  $ 25,753,062   $  9,909,634
                                                              ============   ============

                See accompanying notes to financial statements.

                             TELOGY NETWORKS, INC.

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                         1998           1997           1996
                                                      -----------    -----------    -----------
Net revenues........................................  $14,116,263    $ 4,235,281    $ 1,351,038
Cost of revenues....................................      959,271      1,303,098        415,941
                                                      -----------    -----------    -----------
Gross profit........................................   13,156,992      2,932,183        935,097
Operating expenses:
  Sales and marketing...............................    5,229,363      3,719,099      1,276,958
  Research and development..........................    4,576,141      3,414,389      1,309,593
  General and administrative........................    4,547,792      1,657,243      1,282,958
                                                      -----------    -----------    -----------
          Total operating expenses..................   14,353,296      8,790,731      3,869,509
                                                      -----------    -----------    -----------
Operating loss......................................   (1,196,304)    (5,858,548)    (2,934,412)
Interest income, net................................      868,290        288,633         54,688
Other income, net...................................      537,721             --             --
                                                      -----------    -----------    -----------
Income (loss) before taxes and discontinued
  operations........................................      209,707     (5,569,915)    (2,879,724)
Provisions for income taxes.........................      104,595             --             --
                                                      -----------    -----------    -----------
Net income (loss) from continuing operations........      105,112     (5,569,915)    (2,879,724)
Discontinued operations:
  Income (loss) from operations, net of income tax
     provisions of $69,105 and $164,000 in 1997 and
     1996, respectively.............................           --     (1,480,316)     1,251,171
  Gain (loss) on disposition net of income tax
     provisions of $15,405, $0 and $0...............      241,853     (1,335,968)            --
                                                      -----------    -----------    -----------
          Total income (loss) from discontinued
            operations..............................      241,853     (2,816,284)     1,251,171
                                                      -----------    -----------    -----------
          Net income (loss).........................      346,965     (8,386,199)    (1,628,553)
Preferred stock accretion...........................   (5,791,469)            --             --
                                                      -----------    -----------    -----------
          Net loss applicable to common
            stockholders............................  $(5,444,504)   $(8,386,199)   $(1,628,553)
                                                      ===========    ===========    ===========
Basic and diluted net loss per common share from
  continuing operations.............................  $     (1.81)   $     (1.86)   $     (1.00)
Basic and diluted net loss per common share.........        (1.73)         (2.80)         (0.56)
Weighted average number of common and common
  equivalent shares outstanding during the year.....    3,149,321      2,995,673      2,886,931
                                                      ===========    ===========    ===========

                   See accompanying notes to financial statements.

                             TELOGY NETWORKS, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                    COMMON STOCK       ADDITIONAL
                                                 -------------------     PAID-IN     ACCUMULATED
                                                  SHARES     AMOUNT      CAPITAL       DEFICIT         TOTAL
                                                 ---------   -------   -----------   ------------   ------------
Balance at December 31, 1995...................  2,515,445   $25,154   $ 2,335,741   $   (305,943)  $  2,054,952
  Proceeds from private placement of common
     stock.....................................    432,090     4,321     1,507,994                     1,512,315
  Proceeds from exercise of stock options......     30,100       301        59,899                        60,200
  Net loss.....................................                                        (1,628,553)    (1,628,553)
                                                 ---------   -------   -----------   ------------   ------------
Balance at December 31, 1996...................  2,977,635    29,776     3,903,634     (1,934,496)     1,998,914
  Proceeds from exercise of stock options......     40,255       403        64,005                        64,408
  Net loss.....................................                                        (8,386,199)    (8,386,199)
                                                 ---------   -------   -----------   ------------   ------------
Balance at December 31, 1997...................  3,017,890    30,179     3,967,639    (10,320,695)    (6,322,877)
  Proceeds from exercise of stock options......    228,374     2,284       542,116                       544,400
  Non-cash compensation........................                            146,000                       146,000
  Preferred stock accretion....................                         (4,655,755)    (1,135,714)    (5,791,469)
  Net income...................................                                           346,965        346,965
                                                 ---------   -------   -----------   ------------   ------------
Balance at December 31, 1998...................  3,246,264   $32,463   $        --   $(11,109,444)  $(11,076,981)
                                                 =========   =======   ===========   ============   ============

                See accompanying notes to financial statements.

                             TELOGY NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                           1998          1997          1996
                                                        -----------   -----------   -----------
Cash flows from operating activities:
  Net income (loss)...................................  $   346,965   $(8,386,199)  $(1,628,553)
  Adjustments to reconcile net income (loss) to net
     cash used in operating activities:
     Depreciation and amortization....................      336,775     1,268,404       316,155
     Provision for deferred income taxes..............           --            --        60,000
     Non-cash compensation expense....................      146,000            --            --
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable.....   (3,548,679)      415,119      (741,218)
       (Increase) decrease in unbilled revenue........      623,392       (37,018)      (99,644)
       Decrease in inventories........................       71,535       175,357       453,994
       Increase in prepaid expenses...................      (76,966)      (41,694)      (26,028)
       Decrease (increase) in other assets............      (29,754)      164,969      (118,729)
       Increase (decrease) in accounts payable........     (341,786)      407,803       (24,657)
       Increase in accrued liabilities................      105,606     1,168,101       637,418
       Increase in deferred non-compete income........    3,504,180            --            --
       (Decrease) increase in deferred revenue........     (116,168)     (765,792)      567,381
                                                        -----------   -----------   -----------
          Net cash provided by (used in) operating
            activities................................    1,021,100    (5,630,950)     (603,881)
                                                        -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of short term investments.................   (6,026,218)           --            --
  Purchases of long term investments..................     (762,344)           --            --
  Sales of short term investments.....................      715,001            --            --
  Sales of long term investments......................        3,344            --            --
  Purchases of property and equipment.................   (1,263,100)     (367,672)     (652,115)
                                                        -----------   -----------   -----------
          Net cash used by investing activities.......   (7,333,317)     (367,672)     (652,115)
Cash flows from financing activities:
  Proceeds from issuance of common stock..............      544,400        64,408     1,572,515
  Proceeds from issuance of Series A redeemable
     convertible preferred stock, net.................           --    12,312,659            --
  Proceeds from issuance of Series B redeemable
     preferred stock, net.............................   10,654,231            --            --
  Proceeds from advances under equipment term note
     facility.........................................    1,000,000            --            --
                                                        -----------   -----------   -----------
          Net cash provided by financing activities...   12,198,631    12,377,067     1,572,515
                                                        -----------   -----------   -----------
Net increase in cash and cash equivalents.............    5,886,414     6,378,445       316,519
Cash and cash equivalents at beginning of year........    6,785,796       407,351        90,832
                                                        -----------   -----------   -----------
Cash and cash equivalents at end of year..............  $12,672,210   $ 6,785,796   $   407,351
                                                        ===========   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid for interest during the year..............  $        --   $    17,491   $     5,458
                                                        ===========   ===========   ===========

                See accompanying notes to financial statements.

                             TELOGY NETWORKS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

(1) BUSINESS

     Telogy Networks, Inc. ("Telogy Networks") is a software company that provides embedded communications software products to communications equipment manufacturers. Telogy Networks' products and services consist of embedded software products, customer training and post-sale support services. Telogy Networks' Golden Gateway voice, fax and data products are used by communications equipment manufacturers in switching, routing and cellular communications products to provide enhanced digital voice capabilities over a variety of digital transmission protocols. Telogy Networks' ActiveAir embedded software for wireless communication standards is exclusively licensed to Motorola, Inc. within a defined market.

     Prior to Telogy Networks' adoption of the Plan described in Note 6, Telogy Networks' operations also included contract research and development and customized hardware development services.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  Revenue Recognition

     Telogy Networks recognizes software product revenues upon product shipment. Revenue from software licenses where the fee is not fixed or determinable is recognized as payments from customers become due. Revenue from the license with Motorola is recognized on this basis. Software maintenance revenues are recognized ratably over the term of the maintenance period. Consulting revenues are recognized as services are rendered. Revenues from certain other long-term, fixed-fee contracts are recognized using the percentage of completion method. Unbilled revenue in the balance sheet represents costs and estimated earnings in excess of billings on long-term contracts. Deferred revenue in the balance sheet represents billings in excess of costs and estimated earnings on long-term contracts. Losses to be incurred on contracts in progress are charged to cost of sales when such losses are estimated. Expected future product warranty expenses are recorded when product revenue is recognized.

  Cash and Cash Equivalents

     Telogy Networks considers short-term, highly liquid investments with an original maturity of ninety days or less to be cash equivalents. Cash and cash equivalents include cash in banks and investments in overnight bank investment accounts and money market accounts. Telogy Networks considers highly liquid equity and debt securities with original maturities of greater than ninety days and less than one year to be short-term investments.

  Investments

     Investment securities at December 31, 1998 consist of U.S. Treasury and corporate debt securities. All of these investments are classified as available-for-sale securities and are recorded at fair value. Unrealized holding gains and losses, net of related tax effect, on available-for-sale securities, if any, are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

  Inventories

     Inventories, consisting primarily of purchased parts, are stated at the lower of cost or market. Cost is determined using the average cost method.

                             TELOGY NETWORKS, INC.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over estimated useful lives of two years for computers, software and equipment and seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

     Telogy Networks accounts for the valuation of long-lived assets under Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 1997, Telogy Networks recorded a charge of approximately $260,000, as a reduction in the net carrying value of computers, software and other assets. This charge is included in selling, general and administrative expense.

  Research and Development

     Research and development costs of new software products are expensed as incurred until technological feasibility has been established. Once technological feasibility is established, any additional costs are capitalized. No costs have been capitalized to date.

  Earnings (Loss) Per Common Share

     During 1997, Telogy Networks adopted the provisions of SFAS No. 128, "Earnings Per Share." The computations of basic income per share are based upon the weighted average number of common shares outstanding, while diluted income per share includes potentially dilutive securities. Potentially dilutive securities include convertible redeemable preferred stock, stock options and warrants.

  Income Taxes

     Income taxes are recognized using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Stock Option Plan

     Prior to January 1, 1995, Telogy Networks accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1995, Telogy Networks adopted SFAS No. 123, "Accounting for Stock-based Compensation," which permits

                             TELOGY NETWORKS, INC.

entities to recognize as expense over the vesting period the fair value of all stock-based awards to employees on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. Telogy Networks has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

(3) INVESTMENTS

     Telogy Networks' short term and long term investments consist of debt securities with original maturities of greater than ninety days. As of December 31, 1998, the aggregate fair value of the investments held by Telogy Networks totaled approximately $6,070,000, which approximates cost. The weighted average yield-to-maturity on the investments held by Telogy Networks was 7.5%.

(4) PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1998 and 1997 consist of the following:

                                                                 1998         1997
                                                              ----------   -----------
Office furniture............................................  $  241,000   $   216,000
Computers and equipment.....................................     877,000     1,906,000
Software....................................................     557,000       336,000
Leasehold improvements......................................      60,000       121,000
                                                              ----------   -----------
                                                               1,735,000     2,579,000
                                                              ----------   -----------
Less accumulated depreciation and amortization..............    (497,000)   (2,267,000)
                                                              ----------   -----------
Property and equipment, net.................................  $1,238,000   $   312,000
                                                              ==========   ===========

(5) RETIREMENT PLAN

     Telogy Networks sponsors a 401(k) Retirement Plan ("the Savings Plan"), a defined contribution plan. Participation in the Savings Plan is available to all full-time employees who meet minimum service and eligibility requirements. Telogy Networks can elect to make matching contributions equal to 25% of the employee's elective deferrals up to 6% of an employee's salary. Telogy Networks matched 25% of elective deferrals up to 1.5%, 1% and 0% of employee salary in 1998, 1997 and 1996, respectively. Matching contributions for the years ended December 31, 1998, 1997 and 1996 totaled $88,000, $72,000, and $0, respectively.
Telogy Networks pays all administrative fees and other expenses of the plan.

(6) DISCONTINUED OPERATIONS

     In July 1997, Telogy Networks adopted a plan to abandon its contract research and development (R&D) and customized hardware development services in order to focus solely on software product development and sales. Contract R&D and customized hardware development services operations are

                             TELOGY NETWORKS, INC.

therefore reflected as discontinued operations for all periods presented in Telogy Networks' statements of operations. Assets, liabilities, revenues and net operating loss from discontinued operations were as follows:

                                                     1998         1997          1996
                                                  ----------   -----------   ----------
Total assets....................................  $       --   $ 2,350,000   $3,926,000
Total liabilities...............................      30,000     1,366,000    2,305,000
Revenue.........................................   1,136,000     6,022,000    9,456,000
Total income (loss) from discontinued
  operations....................................  $  242,000   $(2,816,000)  $1,251,000
                                                  ==========   ===========   ==========

     In 1998, Telogy Networks completed all but one of the contracts related to the discontinued operations. Net loss of $5,000 has been accrued at December 31, 1998 for the remaining contract. In 1998, a net gain on disposal from discontinued operations resulted from a revision of the estimate made in 1997, including the reversal of accrued warranty costs of approximately $193,000 and accrued restructuring expense of approximately $156,000. In 1997, net loss on disposal of discontinued operations includes charges of approximately $1,336,000 for severance and benefits for employees to be terminated, excess inventory and equipment, and other expenses.

(7) MATERIAL TRANSACTIONS

     In April 1998, Telogy Networks signed a multi-year license agreement with Motorola the terms of which appointed Motorola as the exclusive licensor of Telogy Networks' ActiveAir wireless software product within certain wireless market segments. In exchange for its multi-year exclusive representation, Motorola guaranteed Telogy Networks minimum royalty payments of $25,800,000, payable quarterly, over the four-year life of the agreement. At the agreement's expiration, Motorola can elect to purchase ActiveAir from Telogy Networks or continue to license it from Telogy Networks on terms to be negotiated at that time. Net revenues for the year ended December 31, 1998 includes $8,000,000 associated with this agreement.

     In addition, Telogy Networks sold Motorola certain assets incidental to its wireless product for $5,000,000 and outsourced the continuing development of the ActiveAir product to Motorola. As a part of this asset purchase, Telogy Networks agreed not to compete with Motorola in the IS-136, IS-95 and GSM Air Interface Software product markets for a period of five years, but is free to use the intellectual property associated with this non-compete elsewhere. Of the total proceeds from the asset sale, approximately $4,000,000 was received by Telogy Networks for its agreement not to compete, which was deferred at the time of the sale and is being amortized into other income over the term of the non-compete agreement. Income associated with the non-compete agreement totaled approximately $523,000 in 1998 and is included in other income.

     Subsequent to completing these two transactions, Telogy Networks entered into an agreement with Motorola whereby Telogy Networks sold Motorola 710,282 shares of newly-issued Series B Redeemable Convertible Preferred Stock. Telogy Networks received net proceeds of $10,654,231 from the sale of these securities. The Series B Preferred securities carry with them certain rights and privileges, which are described in Note 11.

(8) LINE OF CREDIT

     Telogy Networks had a $4,000,000 line of credit agreement with a domestic bank, which expired as of February 16, 1999. There were no borrowings outstanding as of December 31, 1998. Borrowings available under the agreement are based on eligible amounts of accounts receivable, as defined. Outstanding borrowings bear interest at .75% above the prime lending rate. In addition, Telogy Networks is required to pay a commitment fee of 1/8 of 1% per annum on the total amount of the commitment.

                             TELOGY NETWORKS, INC.

(9) EQUIPMENT TERM NOTE

     Telogy Networks has a $1,000,000 line of credit available for the purchase of computer and other related equipment used in its business, of which $1,000,000 was outstanding as of December 31, 1998. Interest only, payable at 1% above the prime lending rate, is due on any outstanding borrowings until May 5, 1999, at which time the unpaid principal amount outstanding as of that date converts to a term note payable in thirty-six monthly installments until maturity at April 5, 2002. On December 31, 1998, the interest rate on the equipment term note was 8.75%.

(10) STOCKHOLDERS' EQUITY

     All stockholders have signed an agreement with Telogy Networks not to transfer any shares of capital stock or any options, warrants, or other rights to purchase shares of capital stock without first offering such shares to Telogy Networks, and upon failure of Telogy Networks to elect to purchase all of the shares, to offer such shares to other stockholders. This agreement terminates after certain conditions have been met, or after ten years from the effective date.

     Telogy Networks' Series A preferred stock, Series B preferred stock and common stock vote as a single class. Common stock is entitled to one vote per share and preferred stock is entitled to one vote for each share of common stock into which it is convertible.

     In March 1997, Telogy Networks issued 432,090 shares of common stock in a private placement transaction for approximately $1,512,000, net of offering expenses.

(11) REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In April 1998, Telogy Networks issued 710,282 shares of Series B redeemable convertible preferred stock for approximately $10,654,000, net of issuance costs, in a private placement transaction with Motorola, Inc. The redeemable convertible preferred stock shall be entitled to receive dividends, payable when and if declared by the board of directors. Such dividends shall not be cumulative.

     In May 1997, Telogy Networks issued 2,468,194 shares of Series A redeemable convertible preferred stock for approximately $12,313,000, net of issuance costs, in a private placement transaction. The redeemable convertible preferred stock shall be entitled to receive dividends, payable when and if declared by the board of directors, and such dividends shall not be cumulative.

     The redeemable convertible preferred stock will be redeemable in full, at the option of the holders, provided a request is made by not less than 67% of the preferred stockholders. Upon request by the preferred stockholders, Telogy Networks is required to redeem the preferred stock in two equal annual installments on the seventh and eighth anniversaries of the original issue date. Telogy Networks shall effect such redemption by paying in cash a sum equal to the greater of (1) fair market value per share determined by independent appraisers, or (2) original issue price per share plus declared and unpaid dividends. Therefore, Telogy Networks is accreting the carrying amount of the redeemable convertible preferred stock to its estimated fair value over the period to the redemption dates. At December 31, 1998 the estimated fair value of the Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock was approximately $35,400,000 and $10,654,231, respectively. The amount accreted through December 31, 1998 was approximately $5,791,000.

     Each share of the redeemable convertible preferred stock, at the option of the holder, may be converted at anytime, into an equal number of fully paid shares of common stock, subject to certain anti-dilution provisions. The redeemable convertible preferred stock is subject to automatic conversion if (1) there is affirmative election of the holders of at least 51 percent of the outstanding shares of the redeemable convertible preferred stock or (2) upon the closing of an underwritten public offering.

                             TELOGY NETWORKS, INC.

(12) STOCK OPTIONS

     Telogy Networks has adopted a stock option plan that provides for the granting to employees and officers stock options to purchase up to 2,936,287 shares of Telogy Networks' common stock. Options granted under the plan can be incentive stock options or non-qualified stock options at the discretion of the board of directors. Option exercise prices are required to be the fair market value of Telogy Networks' common stock as determined by the board of directors at the date of grant (110% of the fair market value for options granted to holders of more than 10% of Telogy Networks' common stock), except that the board of directors may fix the option price of an option not intended to be an incentive stock option at a price that is less than fair market value. Options have a term of up to ten years (up to five years for incentive stock options for holders of more than 10% of Telogy Networks' common stock) and may be exercisable in whole or in part at any time as the board of directors shall determine and set forth in each individual option agreement.

     During 1996, Telogy Networks adopted the 1996 Directors Stock Option Plan that provides for the granting to the members of the board of directors stock options to purchase up to 360,000 shares of Telogy Networks' common stock. Upon initially becoming a director, an individual shall be granted an option to purchase 25,000 shares of Telogy Networks' common stock and shall be granted additional options to purchase 25,000 shares upon completion of six consecutive one-year terms following the initial term in which the director was granted the original options. Options granted under the Plan are non-qualified stock options, granted at the fair market value for Telogy Networks' common stock as determined by the board of directors at the date of grant. Options have a term of up to ten years and are exercisable at the rate of 20% per year, for options granted before December 31, 1996 and 25% thereafter.

     During 1995, Telogy Networks granted 110,000 stock options to members of the board of directors and other advisors not subject to a plan. These options were non-qualified stock options granted at an exercise price equal to fair market value, having terms from eight to ten years, and are exercisable from three to five years as set forth in each individual option agreement. In February 1997, vesting of 75,000 of these options was accelerated and the options became immediately exercisable.

     In July 1997, Telogy Networks determined that the fair market value of Telogy Networks' common stock was $2.50 per share. All stock options with an exercise price greater than $2.50 per share were repriced to $2.50 per share.

     Telogy Networks applies APB Opinion No. 25 in accounting for its Plan. Had Telogy Networks determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, Telogy Networks' net income
(loss) for the years ended December 31, 1998, 1997 and 1996 would have been approximately $315,000, ($7,941,000), and ($1,754,000), respectively.

     The per share weighted-average fair value of stock options granted during 1998, 1997, and 1996 were $.86, $1.31 and $.72, respectively, on the date of grant using the minimum value method with the following weighted-average assumptions:

                                                             1998      1997      1996
                                                            -------   -------   -------
Expected dividend yield...................................       0%        0%        0%
Risk-free interest rate...................................    5.00%     6.13%     6.99%
Expected life.............................................  7 years   7 years   7 years

     Pro forma net loss reflects only options granted after December 31, 1994. Therefore, the full impact of calculating compensation cost for stock options under FSAS No. 123 is not reflected in pro forma net income amounts presented above because compensation cost for options granted prior to January 1, 1995 is not considered.

                             TELOGY NETWORKS, INC.

     Changes in options are as follows:

                                                              WEIGHTED AVE.
                                                                EXERCISE      NUMBER OF
                                                                  PRICE        SHARES
                                                              -------------   ---------
December 31, 1995...........................................       1.97         944,757
  Granted...................................................       4.25         500,900
  Exercised.................................................       2.00         (30,100)
  Canceled..................................................       2.19         (94,300)
                                                                  -----       ---------
December 31, 1996...........................................       2.82       1,321,257
  Granted...................................................       2.50         647,950
  Exercised.................................................       1.60         (40,255)
  Canceled..................................................       3.00        (127,765)
                                                                  -----       ---------
December 31, 1997...........................................      $2.28       1,801,187
  Granted...................................................       2.79         838,650
  Exercised.................................................       2.38        (227,974)
  Canceled..................................................       2.56        (200,168)
                                                                  -----       ---------
December 31, 1998...........................................      $2.48       2,211,695

     The following table summarizes information about outstanding and exercisable options at December 31, 1998:

                                                                    WEIGHTED
                                                                     AVERAGE
                                                      NUMBER        REMAINING       NUMBER
RANGE OF EXERCISE PRICES                            OUTSTANDING   CONTRACT LIFE   EXERCISABLE
------------------------                            -----------   -------------   -----------
$1.00-$2.00.......................................     769,845        4.90           769,845
$2.50-$3.00.......................................   1,441,850        8.87           279,094
                                                     ---------        ----         ---------
          Total...................................   2,211,695        7.75         1,048,939
                                                     =========        ====         =========

     At December 31, 1998, Telogy Networks has reserved 145,103 shares for issuance of options exercisable into Telogy Networks' common stock.

(13) BASIC AND DILUTED EARNINGS PER SHARE

     The following tables present the computations of basic and diluted earnings per share as defined under SFAS No. 128:

                                                    FOR THE YEAR ENDED DECEMBER 31, 1996
                                                  -----------------------------------------
                                                  INCOME (LOSS)      SHARES       PER SHARE
                                                   (NUMERATOR)    (DENOMINATOR)    AMOUNT
                                                  -------------   -------------   ---------
Net loss from continuing operations.............   $(2,879,724)     2,886,931      $(1.00)
Net loss........................................   $(1,628,553)     2,886,931      $(0.56)
                                                   ===========      =========      ======

                             TELOGY NETWORKS, INC.

     Options to purchase 1,321,257 shares of common stock were not included in the computation of diluted earnings per share for the year ended December 31, 1996 as their inclusion would be anti-dilutive.

                                                    FOR THE YEAR ENDED DECEMBER 31, 1997
                                                  -----------------------------------------
                                                  INCOME (LOSS)      SHARES       PER SHARE
                                                   (NUMERATOR)    (DENOMINATOR)    AMOUNT
                                                  -------------   -------------   ---------
Net loss from continuing operations.............   $(5,569,915)     2,995,673      $(1.86)
Net loss........................................   $(8,386,199)     2,995,673      $(2.80)
                                                   ===========      =========      ======

     Options to purchase 1,801,187 shares of common stock and Series A redeemable preferred stock convertible into 2,468,194 shares of common stock were not included in the computation of diluted earnings per share for the year ended December 31, 1997, as their inclusion would be anti-dilutive.

                                                    FOR THE YEAR ENDED DECEMBER 31, 1998
                                                   ---------------------------------------
                                                     INCOME         SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
Net income from continuing operations............  $   105,112
Preferred stock accretion........................   (5,791,469)
                                                   -----------
Net loss from continuing operations attributable
  to common stockholders.........................   (5,686,357)    3,149,321      $(1.81)
Net income (loss) per common share:
  Net income.....................................      346,965                    $
  Preferred stock accretion......................   (5,791,469)
                                                   -----------
  Net loss applicable to common stockholders.....  $(5,444,504)    3,149,321      $(1.73)
                                                                                  ======

     Options to purchase 2,211,695 shares of common stock and redeemable preferred stock convertible into 3,178,476 shares of common stock were not included in the computation of diluted earnings per share for the year ended December 31, 1998, as their inclusion would be anti-dilutive.

(14) INCOME TAXES

     The provision for income taxes consists of the following for the years ended December 31:

                                                            1998      1997     1996
                                                          --------   ------   -------
Current:
  Federal...............................................  $102,000       --        --
  Foreign...............................................    18,000   69,000   104,000
  State.................................................        --       --        --
                                                          --------   ------   -------
                                                           120,000   69,000   104,000
                                                          --------   ------   -------
Deferred:
  Federal...............................................        --       --    60,000
  State.................................................        --       --        --
                                                          --------   ------   -------
          Total provision for income taxes..............  $120,000   69,000   164,000
                                                          ========   ======   =======

                             TELOGY NETWORKS, INC.

     The provision for income tax included in the statement of operations is as follows:

                                                   1998          1997          1996
                                                -----------   -----------   -----------
Continuing operations.........................      105,000            --            --
Discontinued operations.......................       15,000        69,000       164,000
                                                -----------   -----------   -----------
          Total provision for income taxes....      120,000        69,000       164,000

     The provision for income taxes differs from the amount of income tax determined by applying the statutory Federal income tax rate to income before provisions for income tax as a result of the following:

                                                                AMOUNT
                                                ---------------------------------------
                                                   1998          1997          1996
                                                -----------   -----------   -----------
Computed tax at statutory rate................  $    71,000   $        --   $        --
Other.........................................       16,000            --            --
Foreign tax...................................       18,000            --            --
                                                -----------   -----------   -----------
                                                $   105,000   $        --   $        --
                                                ===========   ===========   ===========

     The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset and liability at December 31, 1998, 1997, and 1996 are presented below:

                                                   1998          1997          1996
                                                -----------   -----------   -----------
Deferred tax asset:
  Accrued expenses............................  $ 1,623,438   $   835,086   $   246,635
  Net operating loss carryforwards............    2,801,153     3,524,799     1,319,462
  Research credit carryforwards...............      241,311       191,311       156,749
  Foreign credit carryforwards................      213,540       195,105       126,000
  Alternative minimum tax credit
     carryforwards............................      101,565            --            --
                                                -----------   -----------   -----------
Gross deferred tax asset......................    4,981,007     4,746,301     1,848,846
                                                -----------   -----------   -----------
Valuation allowance...........................   (4,804,975)   (4,634,975)   (1,709,952)
                                                -----------   -----------   -----------
          Net deferred tax asset..............      176,032       111,326       138,894
                                                -----------   -----------   -----------
Deferred tax liability:
  Property and equipment, principally due to
     differences in depreciation methods......     (114,420)      (79,130)      (75,633)
  Other.......................................      (61,612)      (32,196)      (63,261)
                                                -----------   -----------   -----------
Gross deferred tax liability..................     (176,032)     (111,326)     (138,894)
                                                -----------   -----------   -----------
          Net deferred tax asset..............  $        --   $        --   $        --
                                                ===========   ===========   ===========

     Of the approximately $2,801,000 in deferred tax assets related to net operating loss carryforwards, at December 31, 1998, approximately $378,000 is due to tax deductions for restricted stock vesting and employee exercises of non-qualified stock options which are not expensed for financial reporting purposes. When these tax benefits are realized, additional paid-in capital will be credited.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and credit carryforwards are available. Management considers scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies which can be implemented by Telogy Networks in making this assessment. Based upon the level

                             TELOGY NETWORKS, INC.

of historical taxable income, scheduled reversal of deferred tax liabilities, and projections for future taxable income over the periods in which the temporary differences are deductible and tax credits are available to reduce taxes payable, Telogy Networks has established a valuation allowance of approximately $5,271,000 as of December 31, 1998. The net change in the valuation allowances for the years ended December 31, 1998, 1997 and 1996 was approximately $636,000, $2,925,000, and $795,000, respectively. The foreign tax credit carryforwards expire in various amounts through the year ending December 31, 2008. The research credit carryforwards expire in various amounts through the year ending December 31, 2018. Telogy Networks' net operating loss carryforwards of approximately $2,945,000 expire in various amounts in the years ending December 31, 2007 through 2017. Further, as a result of certain capital transactions there is an annual limitation on the future utilization of the operating loss.

(15) COMMITMENTS

     Telogy Networks leases approximately 34,000 square feet of office space under an operating lease, which expires in December 2001. Rent expense for the years ended December 31, 1998, 1997 and 1996 was approximately $483,000, $530,000, and $286,000, respectively. In May 1998, Telogy Networks sublet 10,413 square feet at its headquarters facility to Motorola, Inc. Annual payments to Telogy Networks under the sub-lease agreement total approximately $166,000.

     The minimum future lease obligations, net of sub-lease income, under this agreement as of December 31, 1998 are approximately as follows:

1999.....................................................  $  426,000
2000.....................................................     403,000
2001.....................................................     465,000
                                                           ----------
                                                           $1,294,000
                                                           ==========

(16) SIGNIFICANT CUSTOMERS

     Most of Telogy Networks' business activities are with large telecommunications companies. During 1998, three customers accounted for 77% of Telogy Networks' net revenue. Accounts receivable at December 31, 1998 includes approximately $4,021,000 due from these customers.

(17) SUBSEQUENT EVENTS

     On May 29, 1999, Telogy Networks' board of directors approved a merger agreement that would result in Telogy Networks being merged with and into TNI Acquisition Corp., a wholly owned subsidiary of Texas Instruments Incorporated. The merger is subject to the approval of Telogy Networks' stockholders.

                             TELOGY NETWORKS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                     ASSETS


                                                              (UNAUDITED)
                                                               MARCH 31,     DECEMBER 31,
                                                                  1999           1998
                                                              ------------   ------------
Current assets:
  Cash and cash equivalents.................................  $  9,086,991   $12,672,210
  Short term investment.....................................     3,275,414     5,311,217
  Accounts receivable, net..................................     2,467,782     5,320,819
  Unbilled revenue..........................................       503,806       233,183
  Prepaid expenses..........................................       297,498       159,519
                                                              ------------   -----------
          Total current assets..............................    15,631,491    23,696,948
Property and equipment, net.................................     1,500,613     1,238,185
Long term investments.......................................       762,345       759,000
Patents.....................................................     7,628,859            --
Other assets................................................        54,414        58,929
                                                              ------------   -----------
          Total assets......................................  $ 25,577,722   $25,753,062
                                                              ============   ===========

                   LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                 & STOCKHOLDERS' DEFICIT
Current liabilities:
  Bank loan -- current......................................  $    149,045   $   149,045
  Accounts payable..........................................       290,016       430,300
  Accrued liabilities.......................................     1,905,331     2,417,146
  Taxes payable.............................................            --       101,475
  Deferred non-compete income...............................       800,000       800,000
  Deferred revenue..........................................       799,640       618,583
                                                              ------------   -----------
          Total current liabilities.........................     3,944,032     4,516,549
Long term liabilities:
  Bank loan -- non-current..................................       850,955       850,955
  Deferred non-compete income -- current portion............     2,504,180     2,704,180
                                                              ------------   -----------
          Total liabilities.................................     7,299,167     8,071,684
Redeemable convertible preferred stock......................    36,341,343    28,758,359
Stockholders' deficit:
  Common stock..............................................        33,054        32,463
  Additional paid-in capital................................            --            --
  Accumulated deficit.......................................   (18,095,842)  (11,109,444)
                                                              ------------   -----------
          Total stockholders' deficit.......................   (18,062,788)  (11,076,981)
                                                              ------------   -----------
          Total liabilities, redeemable convertible
             preferred stock and stockholders' deficit......  $ 25,577,722   $25,753,062
                                                              ============   ===========


  See accompanying notes to unaudited condensed consolidated interim financial statements.

                             TELOGY NETWORKS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1999            1998
                                                              -------------   -------------
Net revenues................................................   $ 4,419,134     $   788,306
Cost of revenues............................................       423,804         188,362
                                                               -----------     -----------
Gross profit................................................     3,995,330         599,944
Operating expenses:
  Sales and marketing.......................................     1,541,338         997,993
  Research and development..................................     1,306,486       1,238,738
  General and administrative................................     1,153,936       1,074,077
                                                               -----------     -----------
          Total operating expenses..........................     4,001,760       3,310,808
                                                               -----------     -----------
Operating loss..............................................        (6,430)     (2,710,864)
Interest income, net........................................       215,404          57,469
Other income, net...........................................       200,000             996
                                                               -----------     -----------
Net income (loss) from continuing operations................       408,974      (2,652,399)
Loss from discontinued operations...........................            --        (135,494)
                                                               -----------     -----------
  Net income (loss).........................................   $   408,974     $(2,787,893)
Preferred stock accretion...................................    (7,582,984)             --
                                                               -----------     -----------
Net loss applicable to common stockholders..................   $(7,174,010)    $(2,787,893)
                                                               ===========     ===========
Net loss from continuing operations per common share, basic
  and diluted...............................................   $     (2.21)    $     (0.88)
                                                               ===========     ===========
Net loss per common share, basic and diluted................   $     (2.21)    $     (0.92)
                                                               ===========     ===========
Weighted average common shares outstanding..................     3,247,406       3,019,740
                                                               ===========     ===========

  See accompanying notes to unaudited condensed consolidated interim financial statements.

                             TELOGY NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1999            1998
                                                              -------------   -------------
Cash flows from operating activities:
  Net income (loss).........................................   $   408,974     $(2,787,892)
  Depreciation and amortization.............................       201,088         101,539
  Accounts receivable.......................................     2,853,037         596,628
  Non-cash compensation.....................................        64,000              --
  Unbilled revenue..........................................      (270,623)         81,650
  Inventories...............................................            --          71,535
  Prepaid expenses and other assets, net....................      (133,464)        (39,791)
  Accounts payable..........................................      (140,284)        (77,758)
  Accrued liabilities.......................................      (613,290)        167,839
  Non-compete...............................................      (200,000)             --
  Deferred revenue..........................................       181,058         (10,151)
                                                               -----------     -----------
          Net cash (used in) provided by operations.........     2,350,496      (1,896,401)
Cash flows from investing activities:
  Purchases of investments..................................        (3,345)             --
  Sales of investments......................................     2,035,803              --
  Capital expenditures......................................    (8,092,373)       (140,926)
                                                               -----------     -----------
Net cash used in investing activities.......................    (6,059,915)       (140,926)
Cash flows from financing activities:
  Proceeds from issuance of common stock....................       124,200          14,899
                                                               -----------     -----------
          Net cash provided by financing activities.........       124,200          14,899
                                                               -----------     -----------
Net decrease in cash........................................    (3,585,219)     (2,022,428)
                                                               -----------     -----------
Cash at beginning of period.................................    12,672,210       6,785,798
                                                               -----------     -----------
Cash at end of period.......................................   $ 9,086,991     $ 4,763,370
                                                               ===========     ===========

  See accompanying notes to unaudited condensed consolidated interim financial statements.

                             TELOGY NETWORKS, INC.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                          INTERIM FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The condensed consolidated balance sheet of Telogy Networks, Inc. as of March 31, 1999, the statements of operations for the three months ended March 31, 1999 and 1998, and the statements of cash flows for the three months ended March 31, 1999 and 1998 have been prepared by the Company, without audit. In the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at March 31, 1999, and for all periods presented, have been made. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the operating results for the full year.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes that the disclosures provided are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and the related notes.

(2) SIGNIFICANT ACCOUNTING POLICIES

  Investments

     Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company's short- and long-term debt securities and marketable equity securities are accounted for at market value. The fair market value of short- and long-term investments is determined based on quoted market prices. The Company's marketable securities have been classified as available for sale and are recorded at current market value with an offsetting adjustment to stockholders' deficit. At March 31, 1999 and 1998, fair market value approximated amortized cost.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(3) MATERIAL TRANSACTIONS

     In April 1998, Telogy Networks signed a multi-year license agreement with Motorola the terms of which appointed Motorola as the exclusive licensor of Telogy Networks' ActiveAir wireless software product within certain wireless market segments. In exchange for its multi-year exclusive representation, Motorola guaranteed Telogy Networks minimum royalty payments of $25,800,000, payable quarterly, over the four-year life of the agreement. At the agreement's expiration, Motorola can elect to purchase ActiveAir from Telogy Networks or continue to license it from Telogy Networks on terms to be negotiated at that time. Net revenues for the three month period ended March 31, 1999 and 1998 included $2,000,000 and $0 associated with this agreement, respectively.

(4) SIGNIFICANT CUSTOMERS

     Most of Telogy Networks' business activities are with large telecommunications companies. During the three months ended March 31, 1999, three customers accounted for 88.5% of Telogy Networks' net revenue. Accounts receivable at March 31, 1999 includes approximately $848,000 due from these customers.

(5) BASIC AND DILUTED EARNINGS PER SHARE

     The following table presents the computation of basic and diluted earnings per share as defined under SFAS No. 128:

                                                           FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                                           ------------------------------------------
                                                                                           PER SHARE
                                                              INCOME          SHARES         AMOUNT
                                                           ------------   --------------   ----------
                                                           (NUMERATOR)    (DENOMINATOR)
Net income from continuing operations....................  $   408,974
Preferred stock accretion................................   (7,582,984)
                                                           -----------
          Net loss from continuing operations applicable
            to common stockholders.......................  $(7,174,010)     3,247,406        $(2.21)
                                                           ===========      =========        ======
Net income...............................................  $   408,974
Preferred stock accretion................................   (7,582,984)
                                                           -----------
          Net loss from continuing operations applicable
            to common stockholders.......................  $(7,174,010)     3,247,406        $(2.21)

                                                           FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                                           ------------------------------------------
                                                                                           PER SHARE
                                                              INCOME          SHARES         AMOUNT
                                                           ------------   --------------   ----------
                                                           (NUMERATOR)    (DENOMINATOR)
Net income from continuing operations....................  $(2,652,399)     3,019,740        $(0.88)
                                                           ===========      =========        ======
Net income...............................................  $(2,787,893)     3,019,740        $(0.92)
                                                           ===========      =========        ======

     Conversion of redeemable convertible preferred stock and options to purchase common stock options were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

                                                                           ANNEX
A

                          AGREEMENT AND PLAN OF MERGER

                            DATED AS OF MAY 29, 1999

                                     AMONG

                             TELOGY NETWORKS, INC.,

                         TEXAS INSTRUMENTS INCORPORATED

                                      AND

                             TNI ACQUISITION CORP.

                               (WITHOUT EXHIBITS)

                               TABLE OF CONTENTS

                                                                                 PAGE
                                                                                 ----
ARTICLE I  THE MERGER.........................................................    A-9
  SECTION 1.1     The Merger..................................................    A-9
  SECTION 1.2     Effective Time..............................................    A-9
  SECTION 1.3     Closing of the Merger.......................................    A-9
  SECTION 1.4     Effects of the Merger.......................................    A-9
  SECTION 1.5     Certificate of Incorporation and Bylaws.....................    A-9
  SECTION 1.6     Directors...................................................    A-9
  SECTION 1.7     Officers....................................................    A-9
ARTICLE II  CONVERSION OF SECURITIES..........................................    A-9
  SECTION 2.1     Conversion of Shares........................................    A-9
  SECTION 2.2     Stock Options...............................................   A-10
  SECTION 2.3     Exchange Fund...............................................   A-11
  SECTION 2.4     Exchange Procedures.........................................   A-11
  SECTION 2.5     Distributions with Respect to Unsurrendered Certificates....   A-12
  SECTION 2.6     No Further Ownership Rights in Company Common Stock.........   A-12
  SECTION 2.7     No Fractional Shares of Parent Common Stock.................   A-12
  SECTION 2.8     Termination of Exchange Fund................................   A-12
  SECTION 2.9     No Liability................................................   A-12
  SECTION 2.10    Investment of the Exchange Fund.............................   A-13
  SECTION 2.11    Lost Certificates...........................................   A-13
  SECTION 2.12    Withholding Rights..........................................   A-13
  SECTION 2.13    Stock Transfer Books........................................   A-13
  SECTION 2.14    Affiliates..................................................   A-13
  SECTION 2.15    Appraisal Rights............................................   A-13
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE COMPANY....................   A-14
  SECTION 3.1     Organization and Qualification; Subsidiaries................   A-14
  SECTION 3.2     Capitalization of the Company and Its Subsidiaries..........   A-14
  SECTION 3.3     Authority Relative to This Agreement; Consents and
                  Approvals...................................................   A-15
  SECTION 3.4     Financial Statements; Accounts Receivable...................   A-16
  SECTION 3.5     No Undisclosed Liabilities..................................   A-16
  SECTION 3.6     Absence of Changes..........................................   A-16
  SECTION 3.7     Information Supplied........................................   A-17
  SECTION 3.8     Consents and Approvals......................................   A-18
  SECTION 3.9     No Default..................................................   A-18
  SECTION 3.10    Real Property...............................................   A-18
  SECTION 3.11    Litigation..................................................   A-19
  SECTION 3.12    Permits.....................................................   A-19
  SECTION 3.13    Employee Plans..............................................   A-19
  SECTION 3.14    Labor Matters...............................................   A-21
  SECTION 3.15    Environmental Matters.......................................   A-21
  SECTION 3.16    Tax Matters.................................................   A-22
  SECTION 3.17    Absence of Questionable Payments............................   A-24
  SECTION 3.18    Material Contracts..........................................   A-24
  SECTION 3.19    Insurance...................................................   A-25
  SECTION 3.20    Subsidies...................................................   A-25
  SECTION 3.21    Intellectual Property.......................................   A-25
  SECTION 3.22    Software....................................................   A-26
  SECTION 3.23    Year 2000...................................................   A-27
  SECTION 3.24    Brokers.....................................................   A-28

                                                                                 PAGE
                                                                                 ----
  SECTION 3.25    Accounting Matters; Tax Treatment...........................   A-28
  SECTION 3.26    Product Liability; Recalls..................................   A-28
  SECTION 3.27    Customers, Suppliers and Vendors............................   A-29
  SECTION 3.28    Takeover Statute............................................   A-29
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER
                 SUB..........................................................   A-29
  SECTION 4.1     Organization................................................   A-29
  SECTION 4.2     Authority Relative to This Agreement........................   A-30
  SECTION 4.3     SEC Reports; Financial Statements...........................   A-30
  SECTION 4.4     Information Supplied........................................   A-30
  SECTION 4.5     Consents and Approvals; No Violations.......................   A-31
  SECTION 4.6     No Prior Activities.........................................   A-31
  SECTION 4.7     Brokers.....................................................   A-31
  SECTION 4.8     Accounting Matters; Tax Treatment...........................   A-31
ARTICLE V  COVENANTS RELATED TO CONDUCT OF BUSINESS...........................   A-32
  SECTION 5.1     Conduct of Business of the Company..........................   A-32
  SECTION 5.2     Access to Information.......................................   A-34
  SECTION 5.3     Performance Reviews.........................................   A-34
ARTICLE VI  ADDITIONAL AGREEMENTS.............................................   A-35
  SECTION 6.1     Preparation of S-4 and the Proxy Statement..................   A-35
  SECTION 6.2     Letters of Accountants......................................   A-35
  SECTION 6.3     Meeting.....................................................   A-35
  SECTION 6.4     Reasonable Best Efforts.....................................   A-35
  SECTION 6.5     Acquisition Proposals.......................................   A-36
  SECTION 6.6     Public Announcements........................................   A-37
  SECTION 6.7     Indemnification.............................................   A-37
  SECTION 6.8     Notification of Certain Matters.............................   A-38
  SECTION 6.9     Tax-Free Reorganization Treatment...........................   A-38
  SECTION 6.10    Employee Matters............................................   A-39
  SECTION 6.11    Affiliate Letters...........................................   A-39
  SECTION 6.12    SEC and Other Filings.......................................   A-39
  SECTION 6.13    Fees and Expenses...........................................   A-39
  SECTION 6.14    Obligations of Merger Sub...................................   A-40
  SECTION 6.15    Listing of Stock............................................   A-40
  SECTION 6.16    Antitakeover Statutes.......................................   A-40
  SECTION 6.17    No Solicitation.............................................   A-40
ARTICLE VII  CONDITIONS TO CONSUMMATION OF THE MERGER.........................   A-40
  SECTION 7.1     Conditions to Each Party's Obligations to Effect the
                  Merger......................................................   A-40
  SECTION 7.2     Conditions to the Obligations of Parent and Merger Sub......   A-41
  SECTION 7.3     Conditions to the Obligations of the Company................   A-42
ARTICLE VIII  SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND
              AGREEMENTS; ESCROW PROVISIONS...................................   A-42
  SECTION 8.1     Survival of Representations, Warranties, Covenants and
                  Agreements..................................................   A-42
  SECTION 8.2     Escrow Provisions...........................................   A-43
  SECTION 8.3     Stockholder Agent of the Stockholders; Power of Attorney....   A-45
  SECTION 8.4     Third-Party Claims..........................................   A-45
  SECTION 8.5     Depositary Agent's Duties...................................   A-46
ARTICLE IX  TERMINATION; AMENDMENT; WAIVER....................................   A-47
  SECTION 9.1     Termination by Mutual Agreement.............................   A-47
  SECTION 9.2     Termination by Either Parent or the Company.................   A-47
  SECTION 9.3     Termination by the Company..................................   A-48

                                                                                 PAGE
                                                                                 ----
  SECTION 9.4     Termination by Parent.......................................   A-48
  SECTION 9.5     Effect of Termination and Abandonment.......................   A-48
  SECTION 9.6     Amendment...................................................   A-49
  SECTION 9.7     Extension; Waiver...........................................   A-49
ARTICLE X  MISCELLANEOUS......................................................   A-49
  SECTION 10.1    Entire Agreement; Assignment................................   A-49
  SECTION 10.2    Notices.....................................................   A-49
  SECTION 10.3    Governing Law...............................................   A-50
  SECTION 10.4    Descriptive Headings........................................   A-50
  SECTION 10.5    Parties in Interest.........................................   A-51
  SECTION 10.6    Severability................................................   A-51
  SECTION 10.7    Specific Performance........................................   A-51
  SECTION 10.8    Counterparts................................................   A-51
  SECTION 10.9    Interpretation..............................................   A-51
  SECTION 10.10   Definitions.................................................   A-52

                           GLOSSARY OF DEFINED TERMS

DEFINED TERMS                                                  DEFINED IN SECTION
-------------                                                  ------------------
Acquisition Proposal........................................           6.5(a)
Antitrust Law...............................................           6.4(b)
Assumed Stock Option........................................              2.2
Average Parent Stock Price..................................           2.1(b)
beneficial ownership........................................         10.10(a)
beneficially own............................................         10.10(a)
Benefit Plans...............................................       3.13(a)(i)
Certificate of Merger.......................................              1.2
Certificates................................................              2.4
Closing.....................................................              1.3
Closing Date................................................              1.3
Code........................................................         Recitals
Company.....................................................         Preamble
Company Affiliate Agreements................................         Recitals
Company Board...............................................           3.3(b)
Company Capital Stock.......................................         10.10(b)
Company Common Stock........................................           2.1(b)
Company Disclosure Schedule.................................      Article III
Company Option Plans........................................              2.2
Company Permits.............................................             3.12
Company Requisite Vote......................................           3.3(b)
Company Securities..........................................           3.2(a)
Company Stock Option........................................              2.2
Company Stockholder Meeting.................................              6.3
Confidentiality Agreement...................................           5.2(c)
Defect......................................................          3.26(b)
Depositary Agent............................................           8.2(a)
DGCL........................................................              1.1
Dissenting Shares...........................................             2.15
Dissenting Stockholders.....................................             2.15
DOJ.........................................................           6.4(b)
Effective Time..............................................              1.2
Employee Arrangements.......................................          3.13(b)
Environmental Costs and Liabilities.........................       3.15(a)(i)
Environmental Law...........................................      3.15(a)(ii)
ERISA.......................................................       3.13(a)(i)
Escrow Amount...............................................           8.2(a)
Escrow Fund.................................................           8.2(a)
Escrow Period...............................................           8.2(c)
Exchange Act................................................              2.2
Exchange Agent..............................................              2.3
Exchange Fund...............................................              2.3
Exchange Ratio..............................................           2.1(b)
Expenses....................................................             6.13
Expiration Date.............................................              8.1
Financial Statements........................................           3.4(a)
FTC.........................................................           6.4(b)
GAAP........................................................           3.4(a)
Governmental Entity.........................................              3.8

DEFINED TERMS                                                  DEFINED IN SECTION
-------------                                                  ------------------
Hazardous Material..........................................     3.15(a)(iii)
HSR Act.....................................................              3.8
Indemnified Liabilities.....................................              6.7
Indemnified Parties.........................................              6.7
Intellectual Property.......................................          3.21(a)
Interim Balance Sheet.......................................           3.4(a)
IRS.........................................................          3.13(b)
know........................................................         10.10(c)
knowledge...................................................         10.10(c)
Law.........................................................              3.9
Lien........................................................         10.10(d)
Losses......................................................       8.2(e)(ii)
Material Adverse Effect.....................................         10.10(e)
Material Contracts..........................................          3.18(a)
Merger......................................................              1.1
Merger Sub..................................................         Preamble
New Shares..................................................       8.2(d)(ii)
Notices.....................................................          3.26(a)
NYSE........................................................           2.1(b)
Officer's Certificate.......................................        8.2(e)(i)
Outstanding Shares..........................................        2.1(b)(i)
Parent......................................................         Preamble
Parent Board................................................           4.2(b)
Parent Common Stock.........................................         Recitals
Parent Disclosure Schedule..................................       Article IV
Parent SEC Reports..........................................              4.3
Permitted Lien..............................................         10.10(f)
person......................................................         10.10(g)
Product.....................................................          3.26(b)
Proxy Statement.............................................              3.7
Real Property Leases........................................          3.10(b)
Recalls.....................................................          3.26(a)
Release.....................................................      3.15(a)(iv)
Remedial Action.............................................       3.15(a)(v)
Representatives.............................................              8.1
S-4.........................................................              3.7
Scheduled Intellectual Property.............................          3.21(a)
SEC.........................................................              2.2
Securities Act..............................................             2.14
Series A Preferred Stock....................................           3.2(a)
Series B Preferred Stock....................................           3.2(a)
Share(s)....................................................           2.1(b)
Share Consideration.........................................           2.1(b)
Software....................................................          3.22(a)
Stockholder Agent...........................................           8.3(a)
subsidiary..................................................         10.10(h)
Surviving Corporation.......................................              1.1
Systems.....................................................          3.23(e)
Takeover Statutes...........................................             3.28
Tax(es).....................................................          3.16(a)

DEFINED TERMS                                                  DEFINED IN SECTION
-------------                                                  ------------------
Tax Returns.................................................          3.16(a)
Termination Date............................................           9.2(a)
Third Party Claim...........................................              8.4
Voting Agreements...........................................         Recitals
WARN........................................................          3.14(d)

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of May 29, 1999, is among Telogy Networks, Inc., a Delaware corporation (the "Company"), Texas Instruments Incorporated, a Delaware corporation ("Parent"), and TNI Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"). Certain capitalized and non-capitalized terms used herein are defined in
Section 10.10.

                                    RECITALS

     WHEREAS, the Boards of Directors of the Company, Parent and Merger Sub each have, in light of and subject to the terms and conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger, and declared the Merger advisable and fair to, and in the best interests of, their respective stockholders;

     WHEREAS, pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive shares of common stock, par value $1.00 per share, of Parent (together with any associated right to acquire shares of Cumulative Preferred Stock of Parent pursuant to Parent's Rights Plan) (collectively, "Parent Common Stock");

     WHEREAS, a portion of the shares of Parent Common Stock otherwise issuable or reserved for issuance by Parent in connection with the Merger shall be placed in escrow by Parent, the release of which shall be contingent upon the occurrence of certain events and the satisfaction of certain conditions, all as set forth in Article VIII;

     WHEREAS, as an inducement to Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have concurrently herewith entered into (i) a voting agreement in the form attached hereto as Exhibit A ("Voting Agreement") pursuant to which, among other things, such stockholders have agreed to vote all shares of capital stock of the Company owned by them in favor of the Merger and (ii) Company Affiliate Agreements in the form attached hereto as Exhibit B ("Company Affiliate Agreements") pursuant to which, among other things, such stockholders have agreed to refrain from selling shares of Company Capital Stock or Parent Common Stock during a specified period prior to and following consummation of the Merger;

     WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests"; and

     WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger as set forth in this Agreement.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub shall be merged with and into the Company (the "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub shall cease.

     SECTION 1.2 Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated by filing an appropriate Certificate of Merger or other appropriate documents (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on the Closing Date. The Merger shall become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

     SECTION 1.3 Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Weil, Gotshal & Manges LLP, 100 Crescent Court, Suite 1300, Dallas, Texas 75201, or at such other time, date or place as agreed to in writing by the parties hereto.

     SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.5 Certificate of Incorporation and Bylaws. Effective immediately following the Merger, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law. Effective immediately following the Merger, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

     SECTION 1.6 Directors. The directors of Merger Sub at the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

     SECTION 1.7 Officers. The officers of Merger Sub at the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     SECTION 2.1  Conversion of Shares.

     (a) At the Effective Time, each outstanding share of the common stock, par value $.01 per share, of Merger Sub shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, be converted into one fully paid and non-assessable share of common stock of the Surviving Corporation.

     (b) At the Effective Time, each share of the Company's common stock, par value $.01 per share ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time (including the shares of Company Common Stock issuable upon conversion of the outstanding Series A Preferred Stock and Series B Preferred Stock) (individually, a "Share" and collectively, the "Shares") (other than (i) Shares held by the Company and (ii) Shares held by Parent or Merger Sub) shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder thereof, be converted into and be exchangeable for the right to receive the number (rounded to the nearest ten thousandth) of fully paid and non-assessable shares of Parent Common Stock, equal to the Exchange Ratio. For purposes of this Agreement, the "Exchange Ratio" shall be determined as follows:

          (i) if the Average Parent Stock Price is greater than or equal to $102.44, the Exchange Ratio shall be the quotient derived by dividing (x) 4,100,000 by (y) the aggregate of all Company Common Stock outstanding immediately prior to the Effective Time (including all Company Common Stock issued upon conversion of the Series A Preferred Stock and Series B Preferred Stock) and all Company Common Stock issuable under stock options outstanding immediately prior to the Effective Time, whether vested or unvested (collectively, the "Outstanding Shares");

          (ii) if the Average Parent Stock Price is less than $102.44 but greater than $84.00, the Exchange Ratio shall be determined by dividing (x) the dollar amount derived by dividing $420,000,000 by the Outstanding Shares by (y) the Average Parent Stock Price; and

          (iii) if the Average Parent Stock Price is equal to or less than $84.00, the Exchange Ratio shall be the quotient derived by dividing (x) 5,000,000 by (y) the Outstanding Shares.

All such shares of Parent Common Stock issued pursuant to this Section 2.1(b), together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.7, are referred to herein as the "Share Consideration". As used herein, the "Average Parent Stock Price" means the average of the daily high and low sales prices, regular way, of one share of Parent Common Stock (rounded to the nearest ten thousandth) on the New York Stock Exchange ("NYSE") (as reported in the New York City edition of the Wall Street Journal or, if not reported thereby, another nationally recognized source) during the ten consecutive trading day period ending on the second trading day prior to the Effective Time.

     (c) Each Share of Company Capital Stock owned by the Company shall become one share of treasury stock of the Surviving Corporation. Each Share of Company Capital Stock owned by Parent shall be contributed to Merger Sub immediately prior to the Effective Time and all shares held by Merger Sub, including any shares so contributed, shall become one share of treasury stock of the Surviving Corporation.

     (d) If between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event, the calculation of the Exchange Ratio and the Average Parent Stock Price shall be correspondingly adjusted to the extent necessary to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or such similar event.

     SECTION 2.2 Stock Options. As soon as practicable following the date of this Agreement, Parent and the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the Company's Amended and Restated 1990 Stock Option Plan and the Company's 1996 Directors Stock Option Plan (collectively, the "Company Option Plans")) shall take such action as may be required to effect the following provisions of this Section 2.2. Subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the Effective Time each option to purchase shares of Company Common Stock pursuant to the Company Option Plans (a "Company Stock Option") which is then outstanding shall be assumed by Parent and converted into an option (or a new substitute option shall be granted) (an "Assumed Stock Option") to purchase the number of shares of Parent Common Stock (rounded up to the nearest whole share) equal to (x) the number of shares subject to such option multiplied by (y) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded down to the nearest penny) equal to (A) the former exercise price per share of Company Common Stock under such option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that in the case of any Company Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as provided above, each Assumed Stock Option shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to such converted Company Stock Option immediately prior to the Effective Time. Promptly after the Effective Time, Parent shall use its reasonable best efforts to prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-8 or other appropriate form with respect to shares of Parent Common Stock subject to the Assumed Stock Options and to maintain the effectiveness of such registration statement or registration statements covering such Assumed Stock Options (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Stock Options remain outstanding. Parent shall take all corporate action necessary to reserve for issuance under an appropriate stock option plan of Parent a sufficient number of shares of Parent Common Stock for delivery upon exercise of the options described above.

     SECTION 2.3 Exchange Fund. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange agent hereunder for the purpose of exchanging Shares for the Share Consideration (the "Exchange Agent"). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of Shares, certificates representing the Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding Shares less the shares of Parent Common Stock constituting the Escrow Fund (which will be deposited with the Depositary Agent pursuant to the provisions of Article VIII) and an estimated amount of cash sufficient to pay the cash payable in lieu of fractional shares pursuant to Section 2.7. Parent agrees to make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.7 and any dividends and other distributions pursuant to Section 2.5. Any cash and certificates of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund."

     SECTION 2.4 Exchange Procedures. As soon as reasonably practicable after the Effective Time (and in any event within three business days after the Effective Time), the Surviving Corporation shall use commercially reasonable efforts to cause the Exchange Agent to mail to each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") (i) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Parent may reasonably specify; and (ii) instructions for effecting the surrender of such Certificates in exchange for the Share Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to
Section 2.1 (after taking into account all Shares then held by such holder) and
(B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II, including cash in lieu of any dividends and other distributions pursuant to Section 2.5 and cash in lieu of fractional shares pursuant to Section 2.7. No interest will be paid or will accrue on any cash payable pursuant to Section 2.5 or Section 2.7. In the event of a transfer of ownership of Company Capital Stock which is not registered in the transfer records of the Company, shares of Parent Common Stock evidencing, in the aggregate, the proper number of shares of Parent Common Stock, a check in the proper amount of cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.7 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5, may be issued with respect to such Shares to such a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

     SECTION 2.5 Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.7 until such holder shall surrender such Certificate in accordance with Section 2.4. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.7 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

     SECTION 2.6 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon conversion of the Shares in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Sections 2.5 and 2.7) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the Shares.

     SECTION 2.7  No Fractional Shares of Parent Common Stock.

     (a) No certificates or scrip of shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.

     (b) Notwithstanding any other provision of this Agreement, each holder of Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the closing price on the NYSE (as reported in the New York City edition of the Wall Street Journal or, if not reported thereby, another nationally recognized source) for a share of Parent Common Stock on the date of the Effective Time. As promptly as practicable after the determination of the aggregate amount of cash to be paid to holders of fractional interests, the Exchange Agent shall notify Parent and Parent shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

     SECTION 2.8 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent for the Merger Consideration with respect to the Shares formerly represented thereby to which such holders are entitled pursuant to Section 2.1 and Section 2.4, any cash in lieu of fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.7 and any dividends or distributions with respect to shares of parent Common Stock to which such holders are entitled pursuant to
Section 2.5. Any such portion of the Exchange Fund remaining unclaimed by holders of Shares five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

     SECTION 2.9 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Merger Consideration from the

Exchange Fund delivered, in good faith, to a public official pursuant to any applicable abandoned property, escheat or similar Law.

     SECTION 2.10 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to Parent.

     SECTION 2.11 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity by such person against any claim that may be made against the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Share Consideration with respect to the Shares formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

     SECTION 2.12 Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the Share Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of a Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

     SECTION 2.13 Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Share Consideration with respect to the Shares formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.7 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.5.

     SECTION 2.14 Affiliates. Notwithstanding anything to the contrary herein, no shares of Parent Common Stock or cash shall be delivered to a person who may be deemed an "affiliate" of the Company in accordance with Section 6.11 hereof for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), or for purposes of qualifying the Merger for "pooling of interests" under APB 16 and the applicable SEC rules and regulations until such person has executed and delivered to Parent the written agreement contemplated by Section 6.11.

     SECTION 2.15 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who did not vote in favor of the Merger (the "Dissenting Shares"), which stockholders comply with all of the relevant provisions of Section 262 of the DGCL (the "Dissenting Stockholders"), shall not be converted into or be exchangeable for the right to receive the Share Consideration, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, the Share Consideration without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Neither the Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. If any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Shares held by such Dissenting Stockholder shall thereupon be treated as though such Shares had been converted into the right to receive the Share Consideration pursuant to Section 2.1(b).

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule"), the Company hereby represents and warrants to each of Parent and Merger Sub as follows:

     SECTION 3.1  Organization and Qualification; Subsidiaries.

     (a) The Company and each of its subsidiaries is a corporation or legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or similar power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

     (b) Section 3.1 of the Company Disclosure Schedule sets forth a list of all subsidiaries of the Company. The Company does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other securities of any other entity or any other investment in any other entity.

     (c) Each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not have and would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

     (d) The Company has heretofore made available to Parent accurate and complete copies of the certificate of incorporation and bylaws (or other similar organizational and governing documents), as currently in effect, of the Company and each of its subsidiaries.

     SECTION 3.2  Capitalization of the Company and Its Subsidiaries.

     (a) The authorized capital stock of the Company consists of: (i) 30,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of Preferred Stock, par value $.01 per share, of which 2,500,000 shares are designated Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), and 850,000 shares are designated Series B Preferred Stock, par value $.01 per share ("Series B Preferred Stock"). As of the date hereof, there are issued and outstanding 3,647,822 shares of Company Common Stock, 2,468,194 shares of Series A Preferred Stock and 710,282 shares of Series B Preferred Stock, and there are no shares held in the Company's treasury. A true and complete list of record holders of the issued and outstanding Company Common Stock, Series A Preferred Stock and Series B Preferred Stock as of the date hereof is set forth in Section
3.2 of the Company Disclosure Schedule. As of and immediately prior to the Effective Time, all outstanding shares of Series A Preferred Stock will be converted, in accordance with their terms, into shares of Company Common Stock, and all outstanding shares of Series B Preferred Stock will be converted, in accordance with their terms, into shares of Company Common Stock. All of the issued and outstanding Shares have been validly issued, and are duly authorized, fully paid, non-assessable and free of preemptive rights. As of the date hereof, 2,364,858 shares are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Option Plans. Since December 31, 1998, no shares of the Company's capital stock have been issued other than pursuant to Company Stock Options already in existence on such date. Except as set forth above, as of the date hereof, there are no outstanding (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company; (iii) options or other rights to acquire from the Company or any of its subsidiaries, and no obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company; and (iv) equity equivalents, interests in the ownership or earnings of the Company or other similar rights (including, stock appreciation rights) (collectively, "Company Securities"). There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its subsidiaries is a party or to which it is bound relating to the voting of any shares of capital stock of the Company (other than the Voting Agreement). Section 3.2 of the Company Disclosure Schedule sets forth true and complete information regarding the current exercise price, the date of grant and the number of Company Stock Options granted for each holder of Company Stock Options. Following the Effective Time and conversion of the Company Stock Options into options to acquire shares of Parent Common Stock in accordance with Section 2.2, in accordance with the Company Option Plans, no holder of Company Stock Options will have any right to receive shares of common stock of the Surviving Corporation upon exercise of the Company Stock Options.

     (b) All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including, any restriction on the right to vote or sell the same, except as may be provided as a matter of Law). There are no securities of the Company or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or its subsidiaries, and no other contract, or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly of, any capital stock or other ownership interests in, or any other securities of, any subsidiary of the Company. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem, or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company.

     SECTION 3.3  Authority Relative to This Agreement; Consents and Approvals.

     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, in respect of the Merger and this Agreement, the Company Requisite Vote). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal, and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     (b) The Board of Directors of the Company (the "Company Board") has, by unanimous vote of those present (who constituted 100% of the directors then in office), duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by the Company Board for the consummation of the transactions, including the Merger, contemplated hereby and has resolved (i) this Agreement and the transactions contemplated hereby, including the Merger, taken together, to be advisable and fair to, and in the best interests of, the Company and its stockholders; and (ii) to recommend that the stockholders of the Company approve and adopt this Agreement. The Company Board has directed that this Agreement be submitted to the stockholders of the Company for their approval. The affirmative approval of the holders of (A) Shares representing a majority of the votes that may be cast by the holders of all outstanding Shares (voting as a single class) and (B) Shares representing a majority of the Series A Preferred Stock (voting as a separate class), in each case as of the record date for the Company (the "Company Requisite Vote"), are the only votes of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

     SECTION 3.4  Financial Statements; Accounts Receivable.

     (a) The Company has made available to Parent (i) copies of the audited balance sheets of the Company as of December 31, 1998, December 31, 1997 and December 31, 1996, together with the related audited statements of income, stockholders' equity and changes in cash flow for the fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996, and the notes thereto, and (ii) copies of the unaudited balance sheet of the Company, as of March 31, 1999 (the "Interim Balance Sheet"), together with the related unaudited consolidated statements of income and changes in cash flow for the three-month period ended on such date (such audited financial statements and unaudited interim financial statements being hereinafter referred to as the "Financial Statements"). The Financial Statements, including the notes thereto,
(A) were prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") throughout the periods covered thereby, and (B) present fairly in all material respects the financial position, results of operations and changes in cash flow of the Company as of such dates and for the periods then ended (subject, in the case of the unaudited interim Financial Statements, to normal year-end audit adjustments).

     (b) The accounts receivable of the Company and its subsidiaries as set forth on the Interim Balance Sheet or arising since the date thereof have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice; to the Company's knowledge, are not subject to valid defenses, set-offs or counterclaims; and, to the Company's knowledge, are collectible at the full recorded amount thereof less, in the case of accounts receivable appearing on the Interim Balance Sheet, the recorded allowance for collection of doubtful accounts on the Interim Balance Sheet. The allowance for collection of doubtful accounts on the Interim Balance Sheet has been determined in accordance with GAAP consistent with past practice.

     SECTION 3.5 No Undisclosed Liabilities. There are no material liabilities of the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities disclosed, provided for or reserved against in the Financial Statements; (b) liabilities arising in the ordinary course of business after the date of the Interim Balance Sheet, which are not material to the financial position of the Company; and (c) liabilities under this Agreement.

     SECTION 3.6 Absence of Changes. Since December 31, 1998, the Company and its subsidiaries have conducted their business in the ordinary and usual course consistent with past practice and there has not been:

          (a) any event, occurrence or development which has had or would have, individually or in the aggregate, a Material Adverse Effect on the Company;

          (b) any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or any subsidiary, or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any Company or subsidiary securities;

          (c) any amendment of any term of any outstanding security of the Company or any of its subsidiaries that would materially increase the obligations of the Company or any such subsidiary under such security;

          (d) (i) any incurrence or assumption by the Company or any subsidiary of any indebtedness for borrowed money (or any renewals, replacements, or extensions that do not increase the aggregate commitments thereunder) except (A) in the ordinary and usual course of business consistent with past practice or (B) in connection with (x) any acquisition or capital expenditure permitted by Section 5.1 or (y) the transactions contemplated hereby, or (ii) any guarantee, endorsement, or other incurrence or assumption of liability (whether directly, contingently or otherwise) by the Company or any of its subsidiaries for the obligations of any other person (other than any wholly owned subsidiary of the Company), other than in the ordinary and usual course of business consistent with past practice;

          (e) any creation or assumption by the Company or any of its subsidiaries of any material Lien on any material asset of the Company or any of its subsidiaries other than Permitted Liens or those material Liens created or assumed in the ordinary and usual course of business consistent with past practice;

          (f) any making of any loan, advance or capital contribution to or investment in any person by the Company or any of its subsidiaries other than (i) any acquisition permitted by Section 5.1, (ii) loans, advances, or capital contributions to or investments in wholly owned subsidiaries of the Company or (iii) loans or advances to employees of the Company or any of its subsidiaries made in the ordinary and usual course of business consistent with past practice;

          (g) (i) any contract or agreement entered into by the Company or any of its subsidiaries on or prior to the date hereof relating to any material acquisition or disposition of any assets or business or (ii) any modification, amendment, assignment, termination or relinquishment by the Company or any of its subsidiaries of any contract, license or other right (including, any insurance policy naming it as a beneficiary or a loss payable payee) that has had or would have, individually or in the aggregate, a Material Adverse Effect on the Company, other than, in the case of (i) and (ii), transactions, commitments, contracts or agreements in the ordinary and usual course of business consistent with past practice and those contemplated by this Agreement;

          (h) any material change in any method of accounting or accounting principles or practice by the Company or any of its subsidiaries, except for any such change required by reason of a change in GAAP;

          (i) any (i) grant of any severance or termination pay to any director, officer or employee of the Company or any of its subsidiaries; (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any of its subsidiaries;
     (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements; or (iv) increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or any of its subsidiaries other than, in the case of clause (iv) only, increases prior to the date hereof in compensation, bonus or other benefits payable to employees of the Company or any of its subsidiaries in the ordinary and usual course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts consistent with past practices;

          (j) any adoption, entering into, amendment, alteration or termination of (partially or completely) any Benefit Plan or Employee Arrangement except as contemplated by this Agreement or to the extent required by applicable Law;

          (k) any entering into of any contract with an officer, director, employee, agent or other similar representative of the Company or any of its subsidiaries that (i) is not terminable, without penalty or other liability, upon 60 calendar days' or less notice or (ii) involves payments in excess of $25,000 (or in excess of $75,000 in the case of executive search firms); or

          (l) any (i) making or revoking of any material election relating to Taxes, (ii) settlement or compromise of any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iii) change to any material methods of reporting income or deductions for federal income tax purposes.

     SECTION 3.7 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock as required by the terms of this Agreement pursuant to the Merger (the "S-4"), at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the proxy statement relating to the Company Stockholder Meeting to be held in connection with the Merger (the "Proxy Statement") will, at the date mailed to stockholders and at the time of the Company

Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event in respect of the Company, its officers and directors or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4, the Company shall promptly so advise Parent and such event shall be so described, and such amendment or supplement (which Parent shall have a reasonable opportunity to review) shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company.

     SECTION 3.8 Consents and Approvals. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, state securities or blue sky Laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the filing and recordation of the Certificate of Merger as required by the DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than filings, notices, permits, authorizations, consents and approvals, the failure of which to obtain does not have and would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 3.9 No Default. Neither the Company nor any of its subsidiaries is in violation of any term of (i) its certificate of incorporation or bylaws (or other similar organizational or governing documents), (ii) any Material Contract, or (iii) any domestic or foreign law, order, writ, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation entered by a Governmental Entity ("Law") applicable to the Company, its subsidiaries or any of their respective assets or properties, the consequence of which violation (A) does have or would have, individually or in the aggregate, a Material Adverse Effect on the Company or (B) does or would prevent or materially delay the performance of this Agreement by the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (A) result in any violation of or conflict with, constitute a default under, require any consent, waiver or notice under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation under, (i) the certificate of incorporation or bylaws (or other similar organizational or governing documents) of the Company or any of its subsidiaries, (ii) any Company Permit or Material Contract, or (iii) any Law applicable to the Company or its subsidiaries, or their respective assets or properties, or (B) result in the creation of (or impose any obligation on the Company or any of its subsidiaries to create) any Lien (other than Permitted Liens) upon any of the assets or properties of the Company or any of its subsidiaries pursuant to any such term, excluding from the clauses (A)(ii) and (iii) and (B) such events as would not have a Material Adverse Effect on the Company.

     SECTION 3.10  Real Property.

     (a) None of the Company or its subsidiaries owns any real property.

     (b) Section 3.10 of the Company Disclosure Schedule sets forth all leases, subleases and other agreements (the "Real Property Leases") under which the Company or any of its subsidiaries is a party or pursuant to which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property. The Company has heretofore made available to Parent true, correct and complete copies of all Real Property Leases (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its subsidiaries is a party affecting the obligations of any party thereunder). Each Real Property Lease constitutes the valid and legally binding obligation of the Company or its subsidiaries, enforceable in accordance with its terms, and is in full force and effect except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. To the knowledge of the Company, no termination event or condition or uncured default of a material nature on the part of the Company or any such subsidiary or the landlord exists under any Real Property Lease. Each of the Company and its subsidiaries has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except (i) Taxes and general and special assessments not in default and payable without penalty and interest, and (ii) Permitted Liens. No party to any such Real Property Lease has given written notice to the Company or any of its subsidiaries of or made a claim in writing against the Company or any of its subsidiaries in respect of any breach or default thereunder.

     SECTION 3.11 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the Company's knowledge, threatened against the Company or any of its subsidiaries or any of their respective assets or properties which (a) has or would have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement. None of the Company or its subsidiaries is subject to any outstanding order, writ, injunction or decree which has or would have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no action, suit, proceeding or investigation pending or threatened against any current or former officer, director, employee or agent of the Company or any of its subsidiaries (in his or her capacity as such) which does or would give rise to a claim for contribution or indemnification against the Company or any of its subsidiaries.

     SECTION 3.12 Permits. The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders, and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses, other than such permits, licenses, variances, exemptions, orders, or approvals the failure to hold which does not have and would not have, individually or in the aggregate, a Material Adverse Effect on the Company (the "Company Permits"). The Company and its subsidiaries are in material compliance with the terms of the Company Permits. To the Company's knowledge, no investigation or review by any Governmental Entity in respect of the Company or its subsidiaries is pending or threatened, and the Company has not received written notice from any Governmental Entity of its intention to conduct the same.

     SECTION 3.13  Employee Plans.

     (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of:

          (i) all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which the Company or any of its subsidiaries has any obligation or liability, contingent or otherwise (the "Benefit Plans");

          (ii) all employees and consultants of the Company and its subsidiaries, including the base salary for each such person; and

          (iii) all stock option plans or bonus plans or other plans or arrangements with any employee or consultant of the Company or its subsidiaries which is non-standard.

Benefit Plans and Employee Arrangements which cover current or former employees, officers, or directors (or their equivalent) of the Company or any of its subsidiaries are separately identified, by the applicable country, on Section 3.13(a) of the Company Disclosure Schedule.

     (b) In respect of each Benefit Plan and each employment, consulting, termination, profit sharing, severance, change of control, individual compensation or indemnification agreements, and all bonus or other incentive compensation, deferred compensation, salary continuation, stock award, stock option, stock purchase, educational assistance or employee loan agreement under which the Company or any of its subsidiaries has any obligation or liability (contingent or otherwise) (the "Employee Arrangements"), a complete and correct copy of each of the following documents (if applicable) has been made available to Parent: (i) the most recent plan and related trust documents, and all amendments thereto; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent Form 5500 (including, schedules and attachments); (iv) the most recent Internal Revenue Service ("IRS") determination letter; (v) the forms of stock option grant agreements used to make grants under the Company Option Plans; (vi) each written employment, consulting or individual severance or other compensation agreement, and all amendments thereto; and (vii) the most recent actuarial reports (including for purposes of Financial Accounting Standards Board report nos. 87, 106 and 112). The Company has no stock purchase plans.

     (c) None of the Benefit Plans is subject to Title IV of ERISA, constitutes a defined benefit retirement plan or is a multi-employer plan described in
Section 3(37) of ERISA, and the Company and its subsidiaries do not have any obligation or liability (contingent or otherwise) in respect of any such plans. The Company and its subsidiaries are not members of a group of trades or businesses (other than the Company and its subsidiaries) under common control or treated as a single employer pursuant to Section 414 of the Code.

     (d) The Benefit Plans and their related trusts intended to qualify under Sections 401 and 501(a) of the Code, respectively, so qualify. Any voluntary employee benefit association which provides benefits to current or former employees of the Company and its subsidiaries, or their beneficiaries, is and has been qualified under Section 501(c)(9) of the Code.

     (e) All contributions or other payments required to have been made by the Company and its subsidiaries to or under any Benefit Plan or Employee Arrangement by applicable Law or the terms of such Benefit Plan or Employee Arrangement (or any agreement relating thereto) have been timely and properly made.

     (f) The Benefit Plans and Employee Arrangements have been maintained and administered in all material respects in accordance with their terms and applicable Laws. The Company believes that no individual who has performed services for the Company or any of its subsidiaries has been improperly excluded from participation in any Benefit Plan or Employee Arrangement.

     (g) There are no pending or, to the Company's knowledge, threatened actions, claims, or proceedings against or relating to any Benefit Plan or Employee Arrangement (other than routine benefit claims by persons entitled to benefits thereunder), and, to the knowledge of the Company, there are no facts or circumstances which could form the basis for any of the foregoing.

     (h) The Company and its subsidiaries do not have any obligation or liability (contingent or otherwise) to provide post-retirement life insurance or health benefits coverage for current or former officers, directors, or employees of the Company or any of its subsidiaries except (i) as may be required under
Part 6 of Title I of ERISA but which are being paid solely by the participant or the participant's beneficiary, (ii) a medical expense reimbursement account plan pursuant to Section 125 of the Code, or (iii) through the last day of the calendar month in which the participant terminates employment with the Company or any subsidiary of the Company.

     (i) None of the assets of any Benefit Plan is stock of the Company or any of its affiliates, or property leased to or jointly owned by the Company or any of its affiliates.

     (j) Except in connection with equity compensation, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee (current, former, or retired) of the Company or any of its subsidiaries, (ii) increase any benefits under any Benefit Plan or Employee Arrangement, or (iii) result in the acceleration of the time of payment of, vesting of, or other rights in respect of any such benefits.

     (k) Each of the Benefit Plans covering employees outside of the United States is fully funded through adequate reserves on the financial statements of the Company or its subsidiaries, insurance contracts, annuity contracts, trust funds or similar arrangements or the liabilities of such Benefit Plans are fairly reflected on such financial statements.

     SECTION 3.14  Labor Matters.

     (a) The Company and its subsidiaries are not a party to any labor or collective bargaining agreement, and no employees of the Company or any of its subsidiaries are represented by any labor organization. Within the preceding three years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the Company's knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the preceding three years, to the Company's knowledge, there have been no organizing activities involving the Company or any of its subsidiaries in respect of any group of employees of the Company or any of its subsidiaries.

     (b) There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or threatened in writing against or involving the Company or any of its subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to the Company's knowledge, threatened by or on behalf of any employee or group of employees of the Company or any of its subsidiaries which, if individually or collectively resolved against the Company or any of its subsidiaries, would have a Material Adverse Effect on the Company.

     (c) There are no complaints, charges or claims against the Company or any of its subsidiaries pending or, to the Company's knowledge, threatened to be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its subsidiaries.

     (d) There has been no "mass layoff" or "plant closing" as defined by the Worker Adjustment and Retraining Notification Act, as amended ("WARN"), in respect of the Company or any of its subsidiaries within the six months prior to the date hereof.

     (e) To the knowledge of the Company, all employees of the Company and its subsidiaries who are not U.S. citizens but who are assigned to the U.S. operations of the Company or any of its subsidiaries or otherwise travel, from time to time, to the United States on behalf of the Company or any of its subsidiaries possess all applicable passports, visas and other authorizations required by the Laws of the United States and have otherwise complied with all applicable immigration and similar Laws of the United States.

     SECTION 3.15  Environmental Matters.

     (a) For purposes of this Agreement:

          (i) "Environmental Costs and Liabilities" means any and all losses, liabilities, obligations, damages (including, compensatory and punitive damages), fines, penalties, judgments, actions, claims, costs, and expenses (including, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies and clean up, remedial, removal or treatment activities, or in any other way addressing any Hazardous Materials) arising from, under or pursuant to any Environmental Law;

          (ii) "Environmental Law" means any applicable federal, state or local Law (including common Law), statute, rule, regulation, ordinance, decree or other legal requirement relating to the protection of natural resources, the environment and the public, or to pollution or the release or exposure to Hazardous Materials as such Laws have been and may be amended or supplemented through the Closing Date;

          (iii) "Hazardous Material" means any substance, material or waste which is classified or otherwise regulated pursuant to any Environmental Law, including petroleum, petroleum by-products and wastes, asbestos and polychlorinated biphenyls;

          (iv) "Release" means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the environment, or into or out of any property owned, operated or leased by the applicable party or its subsidiaries; and

          (v) "Remedial Action" means all actions required under or taken pursuant to any Environmental Law to (A) clean up, remove, treat or in any other way ameliorate or address any Hazardous Materials or other substance in the environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare or the environment; (C) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or
     (D) bring the applicable party into compliance with any Environmental Law;

     (b) The operations of the Company and its subsidiaries have been and, as of the Closing Date, will be, in material compliance with all Environmental Laws, and the Company is not aware of any facts, circumstances or conditions, which would require significant capital expenditures to materially comply in the future;

     (c) The Company and its subsidiaries are not subject to any outstanding written orders pursuant to any Environmental Law respecting (A) Environmental Laws, (B) Remedial Action or (C) any Release or threatened Release of a Hazardous Material;

     (d) The Company and its subsidiaries have not received any written communication alleging, in respect of any such party, the violation of or liability (real or potential) under any Environmental Law;

     (e) To the Company's knowledge, neither the Company nor any of its subsidiaries has any contingent liability in connection with the Release of any Hazardous Material (whether on-site or off-site);

     (f) There is not now, nor to the Company's knowledge, has there been in the past, on or in any property owned, leased or operated the Company or its subsidiaries any of the following: (A) any regulated underground storage tanks or regulated surface impoundments, (B) except as disclosed in the LVI-697158 Final Report, any asbestos-containing materials or (C) any polychlorinated biphenyls;

     (g) No judicial or administrative proceedings are pending or, to the Company's knowledge, threatened against the Company or its subsidiaries alleging the violation of or seeking to impose liability pursuant to any Environmental Law and there are no investigations pending or, to the Company's knowledge, threatened against the Company or any of its subsidiaries under Environmental Laws; and

     (h) The Company has provided Parent with copies of all environmentally related assessments, audits, investigations, sampling or similar reports in its possession relating to the Company or its subsidiaries or any real property currently or formerly owned, operated or leased by or for the Company or its subsidiaries.

     SECTION 3.16  Tax Matters.

     (a) The Company and each of its subsidiaries, and each affiliated group (within the meaning of Section 1504 of the Code) of which the Company or any of its subsidiaries is or has been a member, has timely filed all federal income Tax Returns and all other material Tax Returns and reports required to be filed by it. All such Tax Returns are complete and correct in all material respects. The Company and each of its subsidiaries has paid (or the Company has paid on its subsidiaries' behalf) all Taxes due for the periods covered by such Tax Returns. The most recent consolidated Financial Statements reflect an adequate reserve for all Taxes payable by the Company and its subsidiaries for all Taxable periods and portions thereof through the date of such Financial Statements. The Company has previously made available to Parent copies of (i) all federal, state, local and foreign income and franchise Tax Returns filed by the Company and each of its subsidiaries for their Taxable years ended in 1998; and (ii) any audit report issued within the last five years (or otherwise in respect of any audit or investigation in progress) relating to Taxes due from or in respect of the Company or any of its subsidiaries. For purposes of this Agreement, "Tax" or "Taxes" means all Taxes, charges, fees, imposts, levies, gaming or other assessments, including, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, and estimated Taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to Tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee liability in respect of Taxes, any liability in respect of Taxes imposed by contract, Tax sharing agreement, Tax indemnity agreement or any similar agreement. "Tax Returns" means any report, return, document, declaration, or any other information or filing required to be supplied to any taxing authority or jurisdiction (domestic or foreign) in respect of Taxes, including, information returns, any document in respect of or accompanying payments or estimated Taxes, or in respect of or accompanying requests for the extension of time in which to file any such report, return document, declaration, or other information.

     (b) No material deficiencies for any Taxes have been proposed, asserted, or assessed against the Company or any of its subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company and its subsidiaries, no requests for waivers of the time to assess any Taxes are pending, and no power of attorney in respect of any Taxes has been executed or filed with any taxing authority. No material issues relating to Taxes have been raised by the relevant taxing authority during any presently pending audit or examination.

     (c) No material liens for Taxes exist in respect of any assets or properties of the Company or any of its subsidiaries, except for statutory liens for Taxes not yet due.

     (d) None of the Company or any of its subsidiaries is a party to or is bound by any Tax sharing agreement, Tax indemnity obligation, or similar agreement, arrangement, or practice in respect of Taxes (including any advance pricing agreement, closing agreement, or other agreement relating to Taxes with any taxing authority).

     (e) None of the Company or any of its subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

     (f) There are no employment, severance or termination agreements, other compensation arrangements, or Employee Benefit Plans currently in effect which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement that would give rise to a payment which is nondeductible by reason of
Section 280G of the Code.

     (g) The Company and its subsidiaries have complied in all material respects with all Laws applicable to the payment and withholding of Taxes.

     (h) No federal, state, local, or foreign audits or other administrative proceedings or court proceedings are presently pending in respect of any federal income or material state, local, or foreign Taxes or Tax Returns of the Company or its subsidiaries and neither the Company nor any of its subsidiaries has received a written notice of any pending audit or proceeding.

     (i) Neither the Company nor any of its subsidiaries has agreed to or is required to make any adjustment under Section 481(a) of the Code for any taxable year ending after 1998.

     (j) Neither the Company nor any of its subsidiaries has (i) in respect of any assets or property held or acquired by any of them, filed a consent to the application of Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries; (ii) executed or entered into a closing agreement pursuant to
Section 7121 of the Code or any similar provision of state, local, or foreign Tax Law; (iii) filed with any Governmental Entity any requests for rulings or determinations in respect of any Taxes within the last five years; or (iv) extended the time within which to file any Tax Return, which Tax Return has since not been filed, or extended or waived the statute of limitations for the assessment or collection of Taxes, which Taxes have not since been paid.

     (k) No property owned by the Company or any of its subsidiaries (i) is property required to be treated as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform

Act of 1986; (ii) constitutes "Tax exempt use property" within the meaning of
Section 168(h)(1) of the Code; or (iii) is "Tax exempt bond financed property" within the meaning of Section 168(g) of the Code.

     (l) The Company and each of its subsidiaries are not currently, have not been within the last five years, and do not anticipate becoming a "United States real property holding company" within the meaning of Section 897(c) of the Code.

     (m) No subsidiary of the Company owns any Shares.

     (n) Section 3.16(n) of the Company Disclosure Schedule sets forth a list of all material types of Taxes paid and material types of Tax Returns filed by or on behalf of the Company and each of its subsidiaries. To the Company's knowledge, neither the Company nor any of its subsidiaries has received written notice, within the past two years, from a taxing authority in a jurisdiction where the Company or any of its subsidiaries does not file Tax Returns to the effect that the Company or any of its subsidiaries is or may be subject to Taxation by that jurisdiction.

     (o) Neither the Company nor any of its subsidiaries is a party to any contract, agreement, or other arrangement which could result in the payment of amounts that could be nondeductible by reason of Section 162(m) of the Code.

     (p) Neither the Company nor any of its subsidiaries has received any private letter rulings from the IRS or comparable rulings from other taxing authorities.

     (q) Neither the Company nor any subsidiary has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

     SECTION 3.17 Absence of Questionable Payments. Neither the Company nor any of its subsidiaries nor, to the Company's knowledge, any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign Law. Neither the Company nor any of its subsidiaries nor, to the Company's knowledge, any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries, has accepted or received any unlawful contributions, payments, gifts or expenditures.

     SECTION 3.18  Material Contracts.

     (a) Section 3.18 of the Company Disclosure Schedule sets forth a list of all Material Contracts. The Company has heretofore made available to Parent true, correct and complete copies (or if oral, written summaries) of all written or oral contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Company or any of its subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its subsidiaries is a party or by which any of its assets or properties are bound that are material to the business, assets or properties of the Company and its subsidiaries taken as a whole, including, only to the extent any of the following are, individually or in the aggregate, material to the business, assets or properties of the Company and its subsidiaries taken as a whole, all: (i) employment, severance, product design or development, personal services, consulting, non-competition or indemnification contracts (including, any contract to which the Company or any of its subsidiaries is a party involving employees of the Company); (ii) licensing, merchandising or distribution agreements; (iii) contracts granting a right of first refusal or first negotiation; (iv) partnership or joint venture agreements; (v) agreements for the acquisition, sale or lease of material assets or properties of the Company (by merger, purchase or sale of assets or stock or otherwise) entered into since January 1, 1996; (vi) contracts or agreements with any Governmental Entity; (vii) loan or credit agreements, mortgages, indentures or other agreements or instruments evidencing indebtedness for borrowed money by the Company or any of its subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred; (viii) agreements that purport to limit, curtail or restrict the ability of the Company or any of its subsidiaries to compete in any geographic area or line of business; and (ix) commitments and agreements to enter into any of the foregoing (collectively, together with any such contracts entered into in accordance with Section 5.1, the "Material Contracts"). Neither the Company nor any of its subsidiaries is a party to or bound by any severance or other agreement with any employee or consultant pursuant to which such person would be entitled to receive any additional compensation or an accelerated payment of compensation as a result of the consummation of the transactions contemplated hereby.

     (b) Each of the Material Contracts constitutes the valid and legally binding obligation of the Company or its subsidiaries, enforceable in accordance with its terms, and is in full force and effect except that (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. There is no material default under any Material Contract so listed either by the Company (or its subsidiaries) or, to the Company's knowledge, by any other party thereto, and, to the Company's knowledge, no event has occurred that with the giving of notice, the lapse of time, or both would constitute a material default thereunder by the Company (or its subsidiaries) or, to the Company's knowledge, any other party.

     (c) No party to any such Material Contract has given written notice to the Company of or made a written claim (or, to the Company's knowledge, an oral claim) against the Company in respect of any breach or default thereunder.

     SECTION 3.19 Insurance. Section 3.19 of the Company Disclosure Schedule sets forth a true and complete list of directors and officers liability and general liability insurance policies maintained by the Company or any of its subsidiaries. Such policies provide coverage for the operations conducted by the Company and its subsidiaries of a scope and coverage consistent with customary industry practice.

     SECTION 3.20 Subsidies. No grants, subsidies or similar arrangements exist directly or indirectly between or among the Company or any of its subsidiaries, on the one hand, and any domestic or foreign Governmental Entity or any other person, on the other hand.

     SECTION 3.21  Intellectual Property.

     (a) As used herein, the term "Scheduled Intellectual Property" means domestic and foreign letters patent, patents, patent applications, patent licenses, software licenses, know-how licenses, trade names, trademarks, trademark registrations and applications, service mark registrations and applications and copyright registrations and applications. Section 3.21(a) of the Company Disclosure Schedule sets forth all of the Scheduled Intellectual Property owned or used by the Company and its subsidiaries in the operation of their respective businesses. The Company owns all right, title and interest in and to all Scheduled Intellectual Property identified in Section 3.21(a) of the Company Disclosure Schedule as being owned by the Company. Such Scheduled Intellectual Property and the goodwill of the Company's and its subsidiaries' respective businesses associated therewith, together with all copyrights (including, copyrights in Software), Systems, service marks, trade secrets, technical knowledge, know-how, confidential information, proprietary processes, formulae, "semiconductor chip product" and "mask works" (as such terms are defined in 17 U.S.C. 901), and related ownership, use and other rights (including rights of renewal and rights to sue for past, present and future infringements or misappropriations thereof), shall be collectively referred to herein as the "Intellectual Property."

     (b) The Company and its subsidiaries own or have the right to use pursuant to license, sublicense, agreement or permission, free and clear of all claims or rights of others, all Intellectual Property necessary for the operation of the businesses of the Company and its subsidiaries as presently conducted. Each material item of Intellectual Property owned or used by the Company and its subsidiaries immediately prior to the Effective Time will be owned or available for use by Parent and the Surviving Corporation immediately subsequent to the Effective Time. The Company and its subsidiaries have taken not less than reasonable actions to protect and preserve the confidentiality of all technical Intellectual Property not otherwise protected by patents, patent applications or copyrights. Each employee of the Company and its subsidiaries has executed a non-disclosure agreement which included an agreement to assign to the Company or its subsidiaries all rights to Intellectual Property originated or invented by such employee developed in the course of such employee's employment by the Company relating to the business of the Company and its subsidiaries. No trade secret or confidential know-how material to the business of the Company or any of its subsidiaries as currently operated has been disclosed or authorized to be disclosed to any third party, other than pursuant to a non-disclosure agreement that protects the Company's or such subsidiary's proprietary interests in and to such trade secrets and confidential know-how or under circumstances in which the third party is under a legal duty not to disclose such trade secrets and confidential know-how.

     (c) To the Company's knowledge, neither the Company nor any of its subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the Company nor any of its subsidiaries has received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or violation. No third party has, to the Company's knowledge, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of the Company or its subsidiaries.

     (d) Section 3.21(d) of the Company Disclosure Schedule identifies each material item of Intellectual Property that any third party owns and that any of the Company or any of its subsidiaries uses pursuant to license, sublicense, agreement or permission. To the Company's knowledge, in respect of each such item of used Intellectual Property:

          (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect;

          (ii) the license, sublicense, agreement or permission will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Effective Time;

          (iii) no party to the license, sublicense, agreement or permission is in breach or default in any material respect, and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification or acceleration thereunder; and

          (iv) no party to the license, sublicense, agreement or permission has repudiated any provision thereof.

     (e) Neither the Company nor any of its subsidiaries has granted any licenses of or other rights to use any of the Intellectual Property of the Company or any of its subsidiaries to any third party.

     (f) Neither the Company nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement or misappropriation of any Intellectual Property.

     (g) The Company owns all rights in the Company's existing websites.

     SECTION 3.22  Software.

     (a) The computer software owned by the Company or its subsidiaries or developed for the Company or its subsidiaries (the "Software") performs substantially in accordance with the documentation and other written material used in connection with the Software, is in machine readable form and includes all computer programs, Systems, materials, storage media, know-how, object and source codes, other written materials, know-how and processes related to the Software.

     (b) To the Company's knowledge, no employee of the Company or any of its subsidiaries is, or is now expected to be, in default under any term of any employment contract, agreement or arrangement relating to the Software or noncompetition arrangement, or any other Material Contract or any restrictive covenant relating to the Software or its development or exploitation. The Software was developed entirely by the employees of the Company or its subsidiaries during the time they were employees only of the Company or its subsidiaries, and the Company has made reasonable efforts to ensure that such Software does not include any (i) inventions, works of authorship, derivatives or contributions of such employees made prior to the time such employees became employees of the Company or its subsidiaries or (ii) intellectual property of any previous employer of such employee.

     (c) All right, title and interest in and to the Software is owned by the Company or its subsidiaries, free and clear of all Liens (other than Permitted Liens), is fully transferable to Parent or the Surviving Corporation, as the case may be, and no person other than the Company or its subsidiaries has any interest in the Software, including, any security interest, license, contingent interest or otherwise. To the Company's knowledge, the Company's and its subsidiaries' development, use, sale or exploitation of the Software does not violate any rights of any other person. Neither the Company nor any of its subsidiaries has received any communication alleging such a violation. Neither the Company nor any of its subsidiaries has any obligation to compensate any other person for the development, use, sale or exploitation of the Software nor has the Company or any of its subsidiaries granted to any other person any license, option or other rights to develop, use, sell or exploit in any manner the Software whether requiring the payment of royalties or not.

     (d) The Company and its subsidiaries have kept secret and have not disclosed the source code for the Software to any person other than certain employees of the Company and its subsidiaries who are subject to the terms of a binding confidentiality agreement in respect thereof. Each of the Company and its subsidiaries has taken appropriate measures to protect the confidential and proprietary nature of the Software, including the use of confidentiality agreements with all of its employees having access to the Software source and object code. There have been no patents applied for and no copyrights registered for any part of the Software, except for those owned by the Company or its subsidiaries. There are no trademark rights of any person in the Software, except for those owned by the Company or its subsidiaries.

     (e) A complete copy of the Software, in both source code and object code form, will be delivered to Parent at the Closing.

     SECTION 3.23  Year 2000.

     (a) Based on an assessment of the Systems that are used or relied on by the Company or by any of its subsidiaries in the conduct of their respective businesses, the Company believes that no such System will malfunction, will cease to function, will generate incorrect data or will provide incorrect results when processing, providing and/or receiving (i) date-related data in, into or between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth or twenty-first centuries.

     (b) Based on an assessment of the products and services that are or have been sold, licensed, rendered or otherwise provided or offered by the Company or by any of its subsidiaries in the conduct of their respective businesses, the Company believes that no such products or services will malfunction, will cease to function, will generate incorrect data or will produce incorrect results when processing, providing and/or receiving (i) date-related data in, into or between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth or twenty-first centuries; and, to the knowledge of the Company or any of its subsidiaries, neither the Company nor any of its subsidiaries is or will be subject to claims or liabilities arising from any such malfunction, cessation of function, generation of incorrect data or production of incorrect results.

     (c) Neither the Company nor any of its subsidiaries has made representations or warranties concerning the ability of any product or service that is or has been sold, licensed, rendered or otherwise provided or offered by a person other than the Company or any of its subsidiaries, and no other representations and warranties concerning the Systems used or relied on by the Company or any of its subsidiaries, in the conduct of their respective businesses to operate without malfunction, to operate without ceasing to function, to generate correct data or to produce correct results when processing, providing and/or receiving (i) date-related data in, into and between the twentieth and twenty-first centuries or (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries. The Company has made available to Parent copies of (i) all customer agreements containing representations and warranties concerning the Year 2000 Compliance of the Company's products and services and (ii) the Company's standard memorandum to customers regarding Year 2000 Compliance of the Company's products and services, and the Company has made good faith efforts to make available to Parent other materials containing representations and warranties regarding the Year 2000 Compliance of the Company's products, services and Systems.

     (d) Based on an inquiry of material suppliers and service providers of the Company and its subsidiaries, the Company believes that such suppliers and service providers will be able to timely ensure that its own (and its material suppliers' and service providers') Systems continue to operate without malfunction, to operate without ceasing to function, to generate correct data and to produce correct results when processing, providing and/or receiving (i) date-related data in, into and between the twentieth and twenty-first centuries and (ii) date-related data in connection with any valid date in the twentieth and twenty-first centuries. The Company has not received notice that normal business operations of any customer will be disrupted in any material respects as a result of similar Year 2000 Compliance issues.

     (e) For the purposes of this Agreement, "Systems" means, with respect to a person, any and all hardware, software and firmware used by the Company or any of its subsidiaries in the course of their respective businesses, including (i) any and all source and object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise;
(iii) billing, reporting and other management information systems; (iv) all descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (v) all content contained on any Internet site(s) maintained by such person or any of its subsidiaries; and (vi) all documentation, including user manuals and training materials, relating to any of the foregoing.

     SECTION 3.24 Brokers. Other than BT Alex. Brown, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries. A true and complete copy of the engagement agreement between the Company and BT Alex. Brown has been provided to Parent.

     SECTION 3.25 Accounting Matters; Tax Treatment. Neither the Company nor, to the Company's knowledge, any of its affiliates or stockholders, has taken or agreed to take any action or is aware of any fact or circumstance that would (i) be reasonably likely to prevent the Merger from qualifying as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations or (ii) cause any representation contained in the certificates relating to tax-free reorganization treatment attached hereto as Exhibits C and D to be untrue.

     SECTION 3.26  Product Liability; Recalls.

     (a) (i) None of the Company or any of its subsidiaries has received any written notice, demand, claim, or inquiry and there is no action, suit, hearing, proceeding or investigation, of a civil, criminal or administrative nature (collectively, "Notices") pending, or to the Company's knowledge, threatened before any Governmental Entity in which a Product is alleged to have a Defect or relating to or resulting from any alleged failure to warn or from any alleged breach of express or implied warranties or representations, nor, to the Company's knowledge, is there any valid basis for any such demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation; (ii) no Notice would, if adversely determined, have, individually or in the aggregate, a Material Adverse Effect on the Company; (iii) there has not been any recall, rework, retrofit or post-sale general consumer warning since December 31, 1998 (collectively, "Recalls") of any Product, or, to the knowledge of the Company, any investigation or consideration of or decision made by any person concerning whether to undertake or not to undertake any Recalls and the Company has received no Notices from any Governmental Entity or any other person in respect of the foregoing; and (iv) to the knowledge of the Company, there are currently no material defects in design, manufacturing, materials or workmanship, including, any failure to warn, or any breach of express or implied warranties or representations, which involve any Product that accounts for a material portion of the Company's sales.

     (b) As used herein, (i) "Defect" means a defect or impurity of any kind, whether in design, manufacture, processing, or otherwise, including, any dangerous propensity associated with any reasonably foreseeable use of a Product, or the failure to warn of the existence of any defect, impurity or dangerous propensity; and (ii) "Product" means any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of the Company or any of its past or present subsidiaries.

     SECTION 3.27 Customers, Suppliers and Vendors. Section 3.27 of the Company Disclosure Schedule sets forth (a) a list of the ten largest customers of the Company and its subsidiaries (taken as a whole) based on sales during the fiscal year ended December 31, 1998, and the three months ended March 31, 1999, showing the approximate total sales by the Company and its subsidiaries to each such customer during such periods, and (b) a list of the ten largest suppliers and vendors of the Company and its subsidiaries (taken as a whole) based on purchases during the fiscal year ended December 31, 1998, and the three months ended March 31, 1999, showing the approximate total purchases by the Company and its subsidiaries from each such supplier or vendor during such periods. Since December 31, 1998, there has not been any material adverse change in the business relationship of the Company or any of its subsidiaries with any customer, supplier or vendor named in Section 3.27 of the Company Disclosure Schedule, and the Company has no reason to believe that there will be any such material adverse change in the future either as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

     SECTION 3.28 Takeover Statute. The Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other antitakeover Laws of Maryland or Delaware (collectively, "Takeover Statutes").
Section 203 of the DGCL is not applicable, by virtue of paragraph (b)(4) thereof, to the Company or the transactions contemplated hereby.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                            OF PARENT AND MERGER SUB

     Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule"), Parent and Merger Sub hereby represent and warrant to the Company as follows:

     SECTION 4.1  Organization.

     (a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

     (b) Each of Parent and Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not have and would not have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.

     (c) Parent has heretofore made available to the Company accurate and complete copies of the certificate of incorporation and bylaws of Parent and Merger Sub as currently in effect.

     (d) Parent directly owns all of the issued and outstanding shares of capital stock of Merger Sub.

     SECTION 4.2  Authority Relative to This Agreement.

     (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that
(i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     (b) The Board of Directors of Parent (the "Parent Board"), the Board of Directors of Merger Sub and Parent as the sole stockholder of Merger Sub have duly and validly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by such Boards of Directors and Parent as the sole stockholder of Merger Sub for the consummation of the transactions.

     SECTION 4.3 SEC Reports; Financial Statements. Parent has filed all required forms, reports and documents with the SEC since December 31, 1997, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports, and documents were filed. Parent has heretofore made available to the Company, in the form filed with the SEC (including, any amendments thereto), (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, (ii) all definitive proxy statements relating to Parent's meetings of stockholders (whether annual or special) held since December 31, 1997 and (iii) all other reports or registration statements filed by Parent with the SEC since December 31, 1997 (the "Parent SEC Reports"). None of such Parent SEC Reports, including, any financial statements or schedules included or incorporated by reference therein, contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in respect thereof and fairly present, in conformity with GAAP on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Except as and to the extent disclosed in the Parent SEC Reports, since December 31, 1998, there has not been any event, occurrence or development which does or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Parent.

     SECTION 4.4 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement will, at the date mailed to stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event in respect of Parent, its officers and directors, or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Proxy Statement, Parent shall promptly so advise the Company and such event shall be so described, and any such amendment or supplement to the S-4 (which the Company shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

     SECTION 4.5 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents, and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky Laws, the HSR Act, the filing and recordation of the Certificate of Merger as required by the DGCL, no filing with or notice to, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents, or approvals or to make such filings or give such notice do not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Neither the execution, delivery, and performance of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby will result in any violation of or conflicts with, constitute a default under, require any consent, waiver or notice under any term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation under, (i) the respective certificate of incorporation or bylaws of Parent or Merger Sub, (ii) any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which any of them or any of their respective assets or properties may be bound, or
(iii) any Law applicable to Parent or Merger Sub or any of their respective assets or properties, except in the case of (ii) or (iii) for violations, breaches or defaults which do not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

     SECTION 4.6 No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

     SECTION 4.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or any of its subsidiaries.

     SECTION 4.8 Accounting Matters; Tax Treatment. Neither Parent nor, to Parent's knowledge, any of its affiliates, has taken or agreed to take any action or is aware of any fact or circumstance that would (a) be reasonably likely to prevent the Merger from qualifying as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations, or (b) cause any representation contained in the certificates relating to tax-free reorganization treatment attached hereto as Exhibits C and D to be untrue.

                                   ARTICLE V

                    COVENANTS RELATED TO CONDUCT OF BUSINESS

     SECTION 5.1 Conduct of Business of the Company. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, use commercially reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees, preserve its relationships with customers, suppliers and others having business dealings with it and preserve the goodwill of the Company and its subsidiaries through the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or in Section 5.1 of the Company Disclosure Schedule, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:

          (a) amend its certificate of incorporation or bylaws (or other similar organizational or governing instruments);

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities convertible into or exchangeable for any stock or any equity equivalents (including, any stock options or stock appreciation rights), except for the issuance or sale of Shares pursuant to outstanding Company Stock Options and the issuance of up to 50,000 Company Stock Options to new employees of the Company or existing employees through ordinary course performance reviews as contemplated by Section 5.3;

          (c) (i) split, combine or reclassify any shares of its capital stock;
     (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock; (iii) make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such; or (iv) redeem, repurchase or otherwise acquire any of its securities or any securities of any of its subsidiaries;

          (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

          (e) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Company;

          (f) (i) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary and usual course of business consistent with past practice;
     (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary and usual course of business consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to the wholly owned subsidiaries of the Company or customary loans or advances to employees in the ordinary and usual course of business consistent with past practice and in amounts not material to the maker of such loan or advance);
     (iv) pledge or otherwise encumber shares of capital stock of the Company or its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Lien thereupon, other than as disclosed in the Company Disclosure Schedule and Permitted Liens;

          (g) (i) except as may be required by Law or as contemplated by this Agreement, enter into, adopt or amend or terminate (partially or completely) any Benefit Plan, Employee Arrangement (including, the repricing of any stock options or the acceleration or vesting of any stock options), stock appreciation right, restricted stock, performance unit, stock equivalent or stock purchase agreement for the benefit or welfare of any director, officer or employee in any manner, (ii) except as contemplated by
     Section 5.3 or as required under existing agreements, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, the granting of stock appreciation rights or performance units) or grant any completion bonuses or change of control payments in respect of the Merger or that will be affected thereby; or (iii) hire, promote or change the classification or status in respect of any employee or individual; provided, however, that Parent shall not unreasonably withhold or delay any consent sought to hire, promote or change the classification or status of any employee or individual;

          (h) acquire, sell, lease or dispose of any assets outside the ordinary and usual course of business consistent with past practice or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, enter into any commitment or transaction outside the ordinary and usual course of business consistent with past practice or grant any exclusive distribution rights;

          (i) except as may be required as a result of a change in Law or in GAAP, change any of the accounting principles or practices used by it;

          (j) revalue in any material respect any of its assets, including, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary and usual course of business consistent with past practice or as required by GAAP;

          (k) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any material contract or agreement, other than in the ordinary and usual course of business consistent with past practice, or amend in any material respect any of the Material Contracts; (iii) authorize any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $200,000; or (iv) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

          (l) make or revoke any Tax election, or settle or compromise any Tax liability, or change (or make a request to any taxing authority to change) any aspect of its method of accounting for Tax purposes;

          (m) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $100,000 individually or $200,000 in the aggregate, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

          (n) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

          (o) take any action (including, any action otherwise permitted by this Section 5.1) that would prevent or impede the Merger from qualifying as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations or as a reorganization under Section 368 of the Code;

          (p) enter into any agreement that limits or otherwise restricts the Company or any of its subsidiaries or any successor thereto (including the Surviving Corporation and its affiliates) from engaging or competing in any line of business or in any geographic area;

          (q) fail to comply in any material respect with any Law applicable to the Company, its subsidiaries, or their respective assets which would, individually or in the aggregate, have a Material Adverse Effect on the Company;

          (r) enter into any direct or indirect arrangements for financial subsidies;

          (s) effect a "mass layoff" or "plant closing" as defined in WARN;

          (t) enter into any contract with an officer, director, employee, agent, or other similar representative of the Company or any of its subsidiaries that is not terminable, without penalty or other liability, upon not more than 60 calendar days' notice, other than standard confidentiality and inventions agreements;

          (u) enter into any contract, agreement or arrangement to port Software to any digital signal processor of any vendor other than Parent or its subsidiaries; or

          (v) take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through 5.1(u) or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue, incomplete or incorrect.

     SECTION 5.2  Access to Information.

     (a) Between the date hereof and the Effective Time, the Company will give Parent and Merger Sub and their authorized representatives (including, counsel, financial advisors and auditors) reasonable access at all reasonable times to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries, will permit Parent and Merger Sub to make such inspections as Parent and Merger Sub may reasonably require and will cause the Company's officers and those of its subsidiaries to furnish Parent and Merger Sub with such financial and operating data and other information in respect of the business, properties and personnel of the Company and its subsidiaries as Parent or Merger Sub may from time to time reasonably request.

     (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent and Merger Sub (i) within five business days after the delivery thereof to management, such monthly financial statements and data as may be prepared for distribution to Company management and (ii) at the earliest time they are available, such quarterly and annual financial statements as may be prepared for the Company Board.

     (c) Each of Parent and Merger Sub will hold and will cause its authorized representatives to hold in confidence all documents and information concerning the Company and its subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated April 14, 1999 (the "Confidentiality Agreement").

     SECTION 5.3 Performance Reviews. Section 5.3 of the Company Disclosure Schedule sets forth a list of all employees of the Company scheduled to receive a performance review and associated standard salary and option adjustment between the date hereof and August 31, 1999. To the extent that this Agreement shall be extended beyond August 31, 1999 pursuant to Section 9.2(a) or the Company otherwise determines that it is in the best interest of the Surviving Corporation to conduct performance reviews in addition to those set forth in
Section 5.3 of the Company Disclosure Schedule, the Company shall so notify Parent and Parent shall not unreasonably withhold or delay its consent to such additional performance reviews.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     SECTION 6.1 Preparation of S-4 and the Proxy Statement. Parent and the Company will, as promptly as practicable, jointly prepare the Proxy Statement in connection with the vote of the stockholders of the Company in respect of the Merger. Parent will, as promptly as practicable, prepare and file with the SEC the S-4 in connection with the registration under the Securities Act of the shares of Parent Common Stock issuable upon conversion of the Shares and the other transactions contemplated hereby. Parent and the Company will, and will cause their accountants and lawyers to, use all reasonable best efforts to have or cause the S-4 declared effective as promptly as practicable after filing with the SEC, including causing their accountants to deliver necessary or required instruments such as opinions, consents and certificates, and will take any other action required or necessary to be taken under federal or state securities Laws or otherwise in connection with the registration process (other than qualifying to do business in any jurisdiction which it is not now so qualified or to file a general consent to service of process in any jurisdiction). Parent shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments, in respect of the S-4 received from the staff of the SEC. The Company will provide Parent with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders at the earliest practicable date following effectiveness of the S-4.

     SECTION 6.2  Letters of Accountants.

     (a) The Company shall use reasonable best efforts to cause to be delivered to Parent a letter of KPMG LLP, the Company's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and addressed to Parent, in the form as contemplated under Section 7.1(f).

     (b) Parent shall use reasonable best efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, Parent's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and addressed to the Company, in the form as contemplated under
Section 7.1(f).

     SECTION 6.3 Meeting. The Company shall take all lawful action to (i) cause a special meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable after the date of this Agreement for the purpose of voting on the approval and adoption of this Agreement and (ii) solicit proxies from its stockholders to obtain the Company Requisite Vote for the approval and adoption of this Agreement. The Company Board shall recommend approval and adoption of this Agreement and the Merger by the Company's stockholders and, except as permitted by Section 6.5(b), the Company Board shall not withdraw, amend, or modify in a manner adverse to Parent such recommendation (or announce publicly its intention to do so). Notwithstanding the foregoing, regardless of whether the Company Board has withdrawn, amended or modified its recommendation that its stockholders approve and adopt this Agreement, unless this Agreement has been terminated pursuant to the provisions of Article IX, the Company shall be required to hold the Company Stockholder Meeting.

     SECTION 6.4  Reasonable Best Efforts.

     (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act in respect of the transactions contemplated hereby as promptly as practicable and in any event within ten business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

     (b) Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "DOJ") or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other domestic or foreign Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable domestic or foreign Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

     (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.4(a) and (b), each of Parent and the Company shall use its reasonable best efforts to resolve such objections if any, as may be asserted by a Governmental Entity or other person in respect of the transactions contemplated hereby under any Antitrust Law. In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section
6.4 shall (i) limit a party's right to terminate this Agreement pursuant to
Section 9.2 so long as such party has up to then complied in all material respects with its obligations under this Section 6.4, or (ii) require Parent to dispose or hold separate any part of its or the Company's business or operations (or a combination of Parent's and the Company's business or operations), or comply with any other material restriction affecting its business or operations.

     (d) The Company agrees that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated hereby, the Company will keep Parent, and any counsel which Parent may retain at its own expense, informed of the course of such litigation, to the extent Parent is not otherwise a party thereto. The Company agrees that it will consult with Parent prior to entering into any settlement or compromise of any such litigation, and that no such settlement or compromise will be entered into without Parent's prior written consent, which consent shall not be unreasonably withheld.

     SECTION 6.5  Acquisition Proposals.

     (a) The Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information in respect of, or take any other action to facilitate, any

Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. The Company shall notify Parent of any Acquisition Proposal (including the material terms and conditions thereof (subject to confidentiality agreements existing as of the date hereof between the Company and any third party) and the identity of the person making it) as promptly as practicable after its receipt thereof, and shall provide Parent with a copy of any written Acquisition Proposal or amendments or supplements thereto (subject to confidentiality agreements existing as of the date hereof between the Company and any third party), and shall thereafter inform Parent on a prompt basis of the status of any discussions or negotiations with such a third party, and any material changes to the terms and conditions of such Acquisition Proposal, and shall promptly give Parent a copy of any information delivered to such person which has not previously been reviewed by Parent. Immediately after the execution and delivery of this Agreement, the Company will, and will cause its subsidiaries and will use its reasonable best efforts to cause its affiliates, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents and representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore in respect of any possible Acquisition Proposal and shall notify each party that it, or any officer, director, investment advisor, financial advisor, attorney or other agent or representative retained by it, has had discussions with during the 30 days prior to the date of this Agreement that the Company Board no longer seeks the making of any Acquisition Proposal. The Company shall take all necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.5 of the obligations undertaken in this Section 6.5. "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 20% or more of the outstanding Shares or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     (b) The Company Board will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of this Agreement or the Merger unless the Company Board, after consultation with independent legal counsel, determines in good faith that such action is necessary to avoid a breach by the Company Board of its fiduciary duties to the Company's stockholders under applicable Law. Nothing contained in this Section 6.5(b) shall prohibit the Company from making any disclosure to the Company's stockholders which, in the good faith reasonable judgment of the Company Board, after consultation with independent legal counsel, is required under applicable Law; provided, that except as otherwise permitted in this Section 6.5(b), the Company may not withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger or approve or recommend, or propose to approve or recommend, an Acquisition Proposal. Notwithstanding anything contained in this Agreement to the contrary, any action by the Company Board permitted by, and taken in accordance with, this Section 6.5(b) shall not constitute a breach of this Agreement by the Company. Nothing in this Section 6.5(b) shall (i) permit the Company to terminate this Agreement (except as provided in Article IX hereof) or (ii) affect any other obligations of the Company under this Agreement.

     SECTION 6.6 Public Announcements. Each of Parent, Merger Sub and the Company will consult with one another before issuing any press release or otherwise making any public statements in respect of the transactions contemplated by this Agreement, including, the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with the NYSE, as determined by Parent, Merger Sub or the Company, as the case may be.

     SECTION 6.7 Indemnification. The Company shall, and from and after the Effective Time, the Surviving Corporation and Parent shall, indemnify, defend and hold harmless the present and former directors and officers of the Company or any of the subsidiaries of the Company (the "Indemnified

Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of or pertaining to the fact that such person is or was a director or officer of the Company or any of the subsidiaries of the Company whether pertaining to any matter existing at or prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the fullest extent a corporation is permitted under the DGCL as the same exists or may hereafter be amended (but, in the case of any amendment, only to the extent that such amendment permits broader rights than such law permitted prior to such amendment and only to the extent such amendment is not retroactively applicable) to indemnify its own directors or officers, as the case may be. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective
Time), (i) the Indemnified Parties may retain counsel satisfactory to them and the Surviving Corporation, and the Company or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and otherwise advance to such Indemnified Party upon request reimbursement of reasonable documented expenses incurred, in either case to the fullest extent and in the manner permitted by the DGCL; and (ii) the Company or the Surviving Corporation will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld). Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Company (or after the Effective Time, the Surviving Corporation) (but the failure so to notify shall not relieve a party from any liability which it may have under this
Section 6.7 except to the extent such failure materially prejudices such party), and shall to the extent required by the DGCL deliver to the Company (or after the Effective Time, the Surviving Corporation) the undertaking contemplated by
Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The Company, Parent and Merger Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than seven years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

     SECTION 6.8 Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any material failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, or (iv) any facts or circumstances arise that could reasonably be expected to result in a Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not cure such breach or non-compliance or limit or otherwise affect the rights, obligations or remedies available hereunder to the party receiving such notice.

     SECTION 6.9 Tax-Free Reorganization Treatment. The Company, Parent and Merger Sub shall execute and deliver to King & Spalding, counsel to the Company, and Weil, Gotshal & Manges LLP, counsel to Parent, certificates substantially in the forms attached hereto as Exhibits C and D at such time or times as reasonably requested by such law firms in connection with their respective deliveries of opinions in respect of the transactions contemplated hereby. Prior to the Effective Time, none of the Company, Parent or Merger Sub shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the representations in such previously-agreed certificates.

     SECTION 6.10  Employee Matters.

     (a) Parent will cause the Surviving Corporation to honor the obligations of the Company or any of its subsidiaries under the provisions of all Benefit Plans and Employee Arrangements. After the Effective Time, the employees of the Company will be eligible to participate in the Benefit Plans or Parent's applicable employee benefit plans, as such plans may be in effect from time to time, and at Parent's sole discretion, will become employees of Parent. With respect to each such employee of the Company, service with the Company or any of its subsidiaries shall be counted for purposes of determining any period of eligibility to participate or to vest in benefits under any applicable benefit plan of Parent.

     (b) The Company shall, not less than five days prior to the scheduled Closing Date, terminate its 401(k) retirement plan and completely distribute all participants' accounts thereunder.

     (c) At or prior to the Effective Time, the Company shall enter into employment agreements in substantially the form attached as Exhibit E with each of the persons listed in Section 6.10(c) of the Company Disclosure Schedule.

     (d) Employees of the Surviving Corporation shall not be required to pay any co-payments or deductibles on the TI health plan for the period beginning at the Closing Date and ending on December 31, 1999. To receive such treatment, the employee must be enrolled in the TI health plan and shall be required to pay any required premiums of the plan. Beginning January 1, 2000, employees of the Surviving Corporation enrolled in the TI health plan will be subject to the normal rules of the TI health plan.

     SECTION 6.11 Affiliate Letters. Section 6.11 of the Company Disclosure Schedule sets forth a list of all persons who are, and all persons who to the Company's knowledge will be at the Closing Date, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company will cause such list to be updated promptly through the Closing Date. As soon as practicable after the date hereof, but prior to the date of the Company Stockholder Meeting, the Company shall use commercially reasonable efforts to cause its "affiliates" to deliver to Parent a written agreement substantially in the form attached as Exhibit B.

     SECTION 6.12 SEC and Other Filings. Each of Parent and the Company shall promptly provide the other party (or its counsel) with copies of all filings made by the other party or any of its subsidiaries with the SEC or any other state, federal or foreign Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

     SECTION 6.13 Fees and Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except
(a) Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement and the S-4, which shall be shared equally by the Company and Parent, (b) the filing fees required under the HSR Act, which shall be shared equally by the Company and Parent and (c) if applicable, as provided in Section
9.5. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, filing, printing and mailing of the Proxy Statement and the S-4 and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

     SECTION 6.14 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

     SECTION 6.15 Listing of Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on the NYSE on or prior to the Closing Date, subject to official notice of issuance.

     SECTION 6.16 Antitakeover Statutes. If any Takeover Statute becomes applicable to the Merger, each of Parent and the Company shall take such actions as are commercially reasonable so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger.

     SECTION 6.17 No Solicitation. For a period of eighteen months following the date hereof, if this Agreement is terminated for any reason pursuant to
Article IX, neither Parent nor any affiliates which it controls shall, directly or indirectly, actively solicit or induce any employee of the Company to leave such employment and become an employee of Parent or any of its affiliates if Parent was apprised of or had contact with such employee in connection with the transactions contemplated herein; provided, however, that nothing in this
Section 6.17 shall prohibit (i) Parent or any of its affiliates from employing any person who initiates contact with them on his or her own initiative; (ii) any advertisement or general solicitation (or any hiring pursuant thereto) that is not specifically targeted at such employees; or (iii) the solicitation or hiring of any person who is not so employed by the Company on the date Parent or its affiliates first solicit such person.

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 7.1  Conditions to Each Party's Obligations to Effect the
Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

          (a) This Agreement shall have been approved and adopted by the Company Requisite Vote.

          (b) Any waiting periods applicable to the Merger under the HSR Act shall have expired or early termination thereof shall have been granted without limitation, restriction or condition.

          (c) There shall not be in effect any Law of any Governmental Entity of competent jurisdiction restraining, enjoining or otherwise preventing consummation of the transactions contemplated by this Agreement.

          (d) The S-4 shall have been declared effective by the SEC and shall be effective at the Effective Time, and no stop order suspending effectiveness shall have been issued; no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing; and all necessary approvals under state securities Laws or the Securities Act or Exchange Act relating to the issuance or trading of the Parent Common Stock shall have been received.

          (e) The Parent Common Stock required to be issued hereunder shall have been approved for listing on the NYSE, subject only to official notice of issuance.

          (f) The Company shall have received and delivered to Parent a letter from KPMG LLP dated as of the date the S-4 is declared effective and dated as of the Closing Date, stating that the accounting of the Merger as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations is appropriate if the Merger is consummated as contemplated by this Agreement. Parent shall have received and delivered to the Company a letter from Ernst & Young LLP, dated as of the date the S-4 is declared effective and dated as of the Closing Date, stating that accounting of the Merger as a "pooling of interests" under APB 16 and the applicable SEC rules and regulations is appropriate if the Merger is consummated as contemplated by this Agreement. Notwithstanding the foregoing, the satisfaction of this Section 7.1(f) shall not be a condition to the obligations of a party to effect the Merger if the failure to satisfy this condition results from any action taken or agreed to be taken by or on behalf of such party.

     SECTION 7.2 Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by Parent and Merger Sub, as the case may be, to the extent permitted by applicable Law:

          (a) The representations and warranties of the Company contained herein, to the extent qualified by materiality or Material Adverse Effect, shall, taken as a whole, have been true and, to the extent not qualified by materiality or Material Adverse Effect, shall, taken as a whole, have been true in all material respects, in each case when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date).

          (b) The Company shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

          (c) The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the President or any Vice President of the Company (but without personal liability thereto), certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b).

          (d) Parent shall have received an opinion of Weil, Gotshal & Manges LLP, dated the Effective Time, based on the representations of Parent and the Company substantially in the forms attached hereto as Exhibits C and D, to the effect that (i) the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and
     (iii) no gain or loss will be recognized by the Company, Parent or Merger Sub as a result of the Merger.

          (e) All authorizations, consents or approvals of a Governmental Entity (other than those specified in Section 7.1(b)) required in connection with the execution and delivery of this Agreement and the performance of the obligations hereunder shall have been made or obtained, without any limitation, restriction or condition that has or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (or an effect on Parent and its subsidiaries that, were such effect applied to the Company and its subsidiaries, could have or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company), except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (or an effect on Parent and its subsidiaries that, were such effect applied to the Company and its subsidiaries, has or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company).

          (f) The Company shall have obtained the consent or approval of each person whose consent or approval shall be required under any of the Material Contracts listed in Section 3.9 of the Company Disclosure Schedule.

          (g) Prior to the date of the Company Stockholder Meeting, Parent shall have received from the Company's "affiliates" a written agreement substantially in the form attached as Exhibit B.

          (h) Holders of no more than that number of outstanding Shares of Company Capital Stock that, when taken together with all other relevant factors, could reasonably be expected to impair or compromise "pooling of interest" treatment, shall have exercised and not withdrawn, forfeited or otherwise permitted to lapse appraisal, dissenter's or similar rights under applicable Law with respect to their Shares in connection with the Merger.

          (i) All outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall have been converted into shares of Company Common Stock.

     SECTION 7.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

          (a) The representations and warranties of Parent and Merger Sub contained herein, to the extent qualified by materiality or Material Adverse Effect, shall, taken as a whole, have been true and, to the extent not qualified by materiality or Material Adverse Effect, shall, taken as a whole, have been true in all material respects, in each case when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date).

          (b) Parent shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

          (c) Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President or any Vice President of Parent (but without personal liability thereto), certifying as to the fulfillment of the conditions specified in Sections 7.3(a) and 7.3(b).

          (d) The Company shall have received an opinion of King & Spalding, dated the Effective Time, based on the representations of Parent and the Company substantially in the forms attached hereto as Exhibits C and D, to the effect that (i) the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of Parent, Merger Sub, and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and
     (iii) no gain or loss will be recognized by a stockholder of the Company as a result of the Merger (except with respect to cash received in lieu of fractional shares of Parent Common Stock).

                                  ARTICLE VIII

                    SURVIVAL OF REPRESENTATIONS, WARRANTIES,
                  COVENANTS AND AGREEMENTS; ESCROW PROVISIONS

     SECTION 8.1 Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of Parent, Merger Sub or the Company (whether or not exercised) to investigate the affairs of Parent, Merger Sub or the Company, each party shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in this Agreement or in any instrument required to be delivered pursuant to Article VII of this Agreement; provided, however, that, except in the case of fraud (i.e., an intentional breach of a representation, warranty, covenant or agreement, but excluding any negligent or reckless breach), no reliance can be made on, or claim made in respect of, any representation, warranty, covenant or agreement specific compliance with which was waived in writing, including the waiver of any related closing condition contained in
Article VII. The covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement or in any instrument delivered pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Effective Time. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger and continue until the filing of Parent's Annual

Report on Form 10-K for the fiscal year ending December 31, 1999, except for the representations and warranties set forth in Sections 3.11, 3.13, 3.15, 3.16, 3.18, 3.21, 3.22, 3.23 and 3.26, which shall continue until the first anniversary of the Closing Date (the "Expiration Date"). Each of the parties hereto agrees that, except for the representations and warranties contained in this Agreement, none of Parent, Merger Sub or the Company has made any representations or warranties, and except for the representations and warranties contained in this Agreement, each of Parent, Merger Sub and the Company acknowledges that no representations or warranties have been made by, and it has not relied upon any representations or warranties made by, any of the parties hereto or any of their respective officers, directors, employees, agents, financial and legal advisors or other representatives (collectively, "Representatives") with respect to this Agreement and the transactions contemplated hereby, and the documents and instruments referred to herein, notwithstanding the delivery or disclosure to such party or its Representatives of any documentation or other information with respect to any one or more of the foregoing. The inclusion of any entry on the Company Disclosure Schedule shall not constitute an admission by, or agreement of, the Company that such matter is material to the Company.

     SECTION 8.2  Escrow Provisions.

     (a) Establishment of the Escrow Fund. "Escrow Amount" and "Escrow Fund" means the number of shares of Parent Common Stock obtained by multiplying (i) the aggregate number of shares of Parent Common Stock issuable by Parent at the Effective Time to holders of Company Capital Stock in accordance with Sections 2.1(b) by (ii) 5%. As soon as practicable after the Effective Time, the Escrow Amount, without any act of any stockholder, will be deposited with Harris Trust and Savings Bank (the "Depositary Agent") (plus a proportionate share of any additional shares of Parent Common Stock as may be issued upon any stock splits, stock dividends or recapitalizations effected by Parent following the Effective
Time). The Escrow Fund will be governed by the terms set forth herein and shall be maintained at Parent's sole cost and expense. The portion of the Escrow Amount contributed on behalf of each stockholder of the Company shall be in proportion to the aggregate number of shares of Parent Common Stock which such holder would otherwise be entitled under Section 2.1.

     (b) Recourse to the Escrow Fund. The Escrow Fund shall be available (and shall be the sole and exclusive remedy after the Effective Time) to compensate Parent and the Surviving Corporation, and their respective officers, directors, employees, agents and affiliates, for any and all Losses (whether or not involving a Third Party Claim), incurred or sustained by Parent or the Surviving Corporation, their respective officers, directors, employees, agents or affiliates, directly or indirectly, as a result of any inaccuracy or breach of any representation, warranty, covenant or agreement of the Company contained herein which survived the Effective Time in accordance with this Agreement; provided, however, that Parent and the Surviving Corporation may not make any claims against the Escrow Fund unless the aggregate Losses incurred or sustained exceed $100,000 (at which such time claims may be made for all such Losses incurred or sustained in excess of such amount). The stockholders of the Company shall not have any liability under this Agreement of any sort whatsoever in excess of the Escrow Fund.

     (c) Escrow Period; Distribution of Escrow Fund upon Termination of Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Dallas Time, on the Expiration Date (the period of time from the Effective Time through and including the Expiration Date is referred to herein as the "Escrow Period"); and all shares of Parent Common Stock remaining in the Escrow Fund shall be distributed as set forth in the last sentence of this Section 8.2(c); provided, however, that the Escrow Period shall not terminate with respect to such amount (or some portion thereof) that is necessary in the reasonable judgment of Parent, subject to the objection of the Stockholder Agent and the subsequent resolution of the matter in the manner as provided in Section 8.2(g) hereof, to satisfy any unsatisfied written claims under this Section 8.2 concerning facts and circumstances existing prior to the termination of such Escrow Period which claims are specified in any Officer's Certificate delivered to the Depositary Agent prior to termination of such Escrow Period. As soon as all such claims, if any, have been resolved, the Depositary Agent shall deliver to the stockholders the remaining portion of the Escrow Fund not required to satisfy such claims. Deliveries of shares of Parent Common Stock remaining in the Escrow Fund to the stockholders pursuant to this Section 8.2(c) shall be made ratably in proportion to their respective contributions to the Escrow Fund and Parent shall use all its commercially reasonable efforts to have such shares delivered within five
(5) Business Days of such resolution.

     (d) Protection of Escrow Fund.

          (i) The Depositary Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

          (ii) Any shares of Parent Common Stock, or other securities which, by their terms, are or may be exercisable, convertible or exchangeable for or into Parent Common Stock, that are issued or distributed by Parent ("New Shares") in respect of Parent Common Stock in the Escrow Fund which have not been released from the Escrow Fund shall be added to the Escrow Fund. New Shares issued in respect of shares of Parent Common Stock which have been released from the Escrow Fund shall not be added to the Escrow Fund, but shall be distributed to the record holders thereof. Cash dividends on Parent Common Stock shall not be added to the Escrow Fund, but shall be distributed to the record holders of the Parent Common Stock on the record date set for any such dividend.

          (iii) Each stockholder shall have voting rights with respect to the shares of Parent Common Stock contributed to the account of such stockholder within the Escrow Fund (and on any voting securities added to the Escrow Fund in respect of such shares of Parent Common Stock).

     (e) Claims Upon Escrow Fund.

          (i) Upon receipt by the Depositary Agent, at any time on or before the last day of the Escrow Period, but in each case prior to the expiration of the survival period for the applicable representation, warranty, covenant or agreement as set forth in Section 8.1, of a certificate signed by any officer of Parent (an "Officer's Certificate"): (A) stating that Parent has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, directly or indirectly, as a result of any inaccuracy or breach of any representation, warranty, covenant or agreement of the Company contained herein, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation or breach of warranty, agreement or covenant to which such item is related (including the specific provision breached), the Depositary Agent shall, subject to the provisions of Section 8.2(f) hereof, deliver to Parent out of the Escrow Fund, as promptly as practicable, shares of Parent Common Stock held in the Escrow Fund in an amount equal to such Losses.

          (ii) For purposes of this Agreement, "Losses" shall mean all losses, expenses (including reasonable attorneys' fees and expenses), damages, liabilities, fines, penalties, judgments, actions, claims and costs.

          (iii) For the purposes of determining the number of shares of Parent Common Stock to be delivered to Parent out of the Escrow Fund pursuant to
     Section 8.2(e)(i), the shares of Parent Common Stock shall be valued on a per share basis at the Average Parent Stock Price.

     (f) Objections to Claims. At the time of delivery of any Officer's Certificate to the Depositary Agent, a duplicate copy of such certificate shall be delivered to the Stockholder Agent and for a period of thirty (30) days after such delivery, the Depositary Agent shall make no delivery to Parent of any Escrow Amounts pursuant to Section 8.2(e) hereof unless the Depositary Agent shall have received written authorization from the Stockholder Agent to make such delivery. After the expiration of such thirty (30) day period, the Depositary Agent shall make delivery of shares of Parent Common Stock from the Escrow Fund in accordance with Section 8.2(e) hereof, provided that no such payment or delivery may be made if the Stockholder Agent shall object in a written statement to the claim made in the Officer's

Certificate, and such statement shall have been delivered to the Depositary Agent prior to the expiration of such thirty (30) day period.

     (g) Resolution of Conflicts. In case the Stockholder Agent shall object in writing to any claim or claims made in any Officer's Certificate, the Stockholder Agent and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Agent and Parent should so agree, joint written instructions setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Depositary Agent. The Depositary Agent shall be entitled to rely on any such instructions and distribute shares of Parent Common Stock from the Escrow Fund in accordance with the terms thereof. If no such agreement can be reached after good faith negotiation, either Parent or the Stockholder Agent may commence litigation or, upon written consent of Parent and the Stockholder Agent, binding arbitration to resolve the dispute.

     SECTION 8.3  Stockholder Agent of the Stockholders; Power of Attorney.

     (a) Stockholder Agent. In the event that the Merger is approved by the stockholders of the Company, effective upon such vote, and without further act of any stockholder, John Puente and John Nehra shall be appointed as agents and attorneys-in-fact (the "Stockholder Agent"), either of which may take actions as Stockholder Agent without the joinder of the other, for each stockholder of the Company (except such stockholders, if any, as shall have perfected their dissenters' rights under Delaware Law), for and on behalf of stockholders of the Company, to give and receive notices and communications, to authorize delivery to Parent of shares of Parent Common Stock from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand litigation or arbitration and comply with orders and awards of courts and arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder Agent for the accomplishment of the foregoing. Such agency may be changed by the stockholders of the Company from time to time upon not less than thirty (30) days prior written notice to Parent; provided, however, that the Stockholder Agent may not be removed unless holders of a two-thirds interest in the Escrow Fund agree to such removal and to the identity of the substituted stockholder agent. Any vacancy in the position of Stockholder Agent may be filled by approval of the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Stockholder Agent, and the Stockholder Agent shall not receive compensation for his services. Notices or communications to or from the Stockholder Agent shall constitute notice to or from each of the stockholders of the Company.

     (b) Exculpation. The Stockholder Agent shall not be liable for any act done or omitted hereunder as Stockholder Agent while acting in good faith and in the exercise of reasonable judgment.

     (c) Actions of the Stockholder Agent. A decision, act, consent or instruction of the Stockholder Agent shall constitute a decision for all of the stockholders for whom a portion of the Escrow Amount otherwise issuable to them are deposited in the Escrow Fund, and shall be final, binding and conclusive upon each of such stockholders, and the Depositary Agent and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Agent as being the decision, act, consent or instruction of every such stockholder of the Company. The Depositary Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Agent.

     SECTION 8.4 Third-Party Claims. In the event Parent or the Surviving Corporation receives written notice of a third-party claim (a "Third Party Claim") which Parent reasonably expects may result in a demand against the Escrow Fund, Parent shall provide the Stockholder Agent with reasonably prompt written notice thereof. The Stockholder Agent, as representative for the stockholders of the Company, shall have the right to participate in or, by giving written notice to Parent, to assume the defense of any Third Party Claim at the expense of the Escrow Fund and by counsel selected by the Stockholder Agent (which counsel must be reasonably satisfactory to Parent), and Parent will cooperate in good faith (and shall be permitted to participate at Parent's expense) in such defense; provided, however, that the Stockholder Agent shall not be entitled to assume control of the defense of any Third Party Claim that
(i) could reasonably be expected to have any impact on the ongoing operations or goodwill of the

Surviving Corporation or Parent, the Intellectual Property or the Software or
(ii) could reasonably be expected to result in Losses in excess of the Escrow Fund. Parent shall have the right in its sole discretion to settle any Third Party Claim contemplated by clause (i) or (ii) above; provided, however, that if Parent settles any such Third Party Claim without the Stockholder Agent's written consent (which consent shall not be unreasonably withheld or delayed), Parent may not make a claim against the Escrow Fund with respect to the amount of Losses incurred by Parent in such settlement; provided, further, that if the Stockholder Agent settles any Third Party Claim without Parent's written consent (which consent shall not be unreasonably withheld or delayed), such settlement shall be null and void. In the event that the Stockholder Agent has consented to any such settlement, the Stockholder Agent shall have no power or authority to object under any provision of this Article VIII to the amount of any claim by Parent against the Escrow Fund with respect to the amount of Losses incurred by Parent in such settlement as consented to by the Stockholder Agent.

     SECTION 8.5  Depositary Agent's Duties.

     (a) Limitation on Duties of Depositary Agent. The Depositary Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Depositary Agent may receive after the date of this Agreement which are signed by an officer of Parent and the Stockholder Agent, and may rely and shall be protected in relying or refraining from acting, in good faith, on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Depositary Agent shall not be liable for any act done or omitted hereunder as Depositary Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

     (b) Compliance with Orders. The Depositary Agent is hereby expressly authorized to comply with and obey orders of any court of law or Governmental Entity or regulatory authority, notwithstanding any notices, warnings or other communications from any party or any other person to the contrary. In case the Depositary Agent obeys or complies with any such order, the Depositary Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction or proper authority.

     (c) Limitations on Liability of Depositary Agent. The Depositary Agent shall not be liable:

          (i) in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder; or

          (ii) for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Depositary Agent.

     (d) Good Faith of Depositary Agent. In performing any duties under the Agreement, the Depositary Agent shall not be liable to any party for damages, losses or expenses, except for damages, losses or expenses attributable to the gross negligence or willful misconduct of the Depositary Agent. The Depositary Agent shall not incur any such liability for (i) any act or failure to act made or omitted in good faith, or (ii) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Depositary Agent shall in good faith believe to be genuine, nor will the Depositary Agent be liable or responsible for forgeries, fraud, impersonations or determining the scope of any representative authority. In addition, the Depositary Agent may consult with legal counsel in connection with the Depositary Agent's duties under this Agreement and shall be fully protected in any act taken, suffered or permitted by the Depositary Agent in good faith in accordance with the advice of counsel. The Depositary Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

     (e) Non-responsibility of Depositary Agent. If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Depositary Agent will not be required to determine the controversy or to take any action regarding it. The Depositary Agent may hold all documents and shares of Parent Common Stock and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Depositary Agent's discretion, the Depositary Agent may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Depositary Agent will not be liable for any damages. Furthermore, the Depositary Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Depositary Agent is authorized to deposit with the clerk of the court all documents and shares of Parent Common Stock held in escrow, except all costs, expenses, charges and reasonable attorneys' fees incurred by the Depositary Agent due to the interpleader action and which Parent and the Stockholder Agent, on behalf of the Stockholders, jointly and severally agree to pay. Upon initiating such action, the Depositary Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

     (f) Indemnification of Depositary Agent. Parent agrees to indemnify and hold the Depositary Agent harmless against any and all Losses incurred by the Depositary Agent in connection with the performance of the Depositary Agent's duties under this Agreement, including but not limited to any litigation from this Agreement or involving its subject matter.

     (g) Resignation of Depositary Agent. The Depositary Agent may resign at any time upon giving at least thirty (30) days' written notice to the parties; provided, however, that no such resignation shall become effective until the appointment of a successor Depositary Agent which shall be accomplished as follows: the parties shall use their best efforts to mutually agree on a successor Depositary Agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor Depositary Agent within such time, the Depositary Agent shall have the right to appoint a successor Depositary Agent authorized to do business in the State of Delaware. The successor Depositary Agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers and duties of the predecessor Depositary Agent as if originally named as Depositary Agent. Upon such succession, the original Depositary Agent shall be discharged from any further duties and liability under this Agreement.

     (h) Fees. All fees of the Depositary Agent for performance of its duties hereunder shall be paid by Parent. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Depositary Agent renders any service not provided for in this Agreement, or if the parties request a substantial modification of its terms, or if any controversy arises, or if the Depositary Agent is made a party to, or intervenes in, any action or proceeding pertaining to the Escrow Fund or its subject matter, the Depositary Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorneys' fees and expenses occasioned by such default, delay, controversy or action or proceeding.

                                   ARTICLE IX

                         TERMINATION; AMENDMENT; WAIVER

     SECTION 9.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Company Requisite Vote referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

     SECTION 9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if:

          (a) the Merger shall not have been consummated by August 31, 1999, whether such date is before or after the date of approval of the Merger by the Company Requisite Vote (the "Termination Date"); provided, however, that if any condition of Closing set forth in Section 7.1 that remains reasonably capable of satisfaction has not been fulfilled or waived prior to August 31, 1999, the Termination Date shall be automatically extended to September 30, 1999; provided further that if any such condition has not been fulfilled or waived prior to the Termination Date, as so extended, the Company and Parent shall negotiate in good faith an additional extension of the Termination Date, taking into consideration all relevant factors;

          (b) the Company Requisite Vote shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof; or

          (c) any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by the Company Requisite Vote);

     provided, however, that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

     SECTION 9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Company Requisite Vote referred to in Section 7.1(a), by action of the Company Board if there is a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 7.3(a) or 7.3(b) to be incapable of being satisfied as of the Termination Date.

     SECTION 9.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent, if:

          (a) there is a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured and would cause a condition set forth in Section 7.2(a) or 7.2(b) to be incapable of being satisfied as of the Termination Date; or

          (b) the condition regarding appraisal rights set forth in Section 7.2(h) is not satisfied.

     SECTION 9.5  Effect of Termination and Abandonment.

     (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement (other than this Section 9.5, Sections 5.2(c) and 6.13, and Article X) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

     (b) In the event that within 12 months of the termination of this Agreement pursuant to Section 9.2(a) (but only if terminated by the Company), 9.2(b), 9.4(a) (but only if terminated by reason of a breach of covenant or agreement) or 9.4(b) any Acquisition Proposal by a third party is entered into, agreed to or consummated by the Company, then the Company shall pay Parent a termination fee of $22,500,000, in same-day funds, on the earlier of the date an agreement is entered into in respect of an Acquisition Proposal or an Acquisition Proposal is consummated.

     (c) The Company acknowledges that the agreements contained in Section 9.5(b) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement. If the Company fails to promptly pay the amount due pursuant to Section 9.5(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 9.5, the Company shall pay to Parent its costs and expenses (including attorneys' fees) in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the prime rate of Bank of America, N.A., in effect from time to time during such period plus two percent.

     SECTION 9.6 Amendment. This Agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before or after approval of the Merger by the Company Requisite Vote but, after any such approval, no amendment shall be made which changes the amount or form of the Share Consideration. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

     SECTION 9.7 Extension; Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Merger Sub shall together be deemed one party and the Company shall be deemed the other party) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE X

                                 MISCELLANEOUS

     SECTION 10.1  Entire Agreement; Assignment.

     (a) This Agreement constitutes the entire agreement between the parties hereto in respect of the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties in respect of the subject matter hereof, other than the Confidentiality Agreement (which shall remain in effect).

     (b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, by merger or consolidation) or otherwise; provided, however, that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

     SECTION 10.2 Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) five business days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; provided, however, that the facsimile is promptly confirmed by telephone confirmation thereof, (iii) when delivered, if delivered personally to the intended recipient, and (iv) one business day following sending by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

if to Merger Sub or to   Texas Instruments Incorporated
  Parent, to:            7839 Churchill Way, M/S 3995
                         Dallas, Texas 75251

                         -or -

                         P.O. Box 650311, M/S 3995
                         Dallas, Texas 75265
                         Attention: Charles D. Tobin
                         Facsimile No.: (972) 917-3804

with copies to:          Texas Instruments Incorporated
                         8505 Forest Lane, M/S 8658
                         Dallas, Texas 75243

                         -or -

                         P.O. Box 660199, M/S 8658
                         Dallas, Texas 75266
                         Attention: Richard J. Agnich
                         Facsimile No.: (972) 480-5061

                         and

                         Weil, Gotshal & Manges LLP
                         100 Crescent Court, Suite 1300
                         Dallas, Texas 75201-6950
                         Attention: R. Scott Cohen
                         Facsimile: (214) 746-7777

if to the Company, to:   Telogy Networks, Inc.
                         20250 Century Blvd.
                         Germantown, Maryland 20874
                         Attention: Timothy Carlson
                         Facsimile: (301) 515-7687

with a copy to:          King & Spalding
                         191 Peachtree Street, N.E.
                         Atlanta, Georgia 30303
                         Attention: William Roche
                         Facsimile: (404) 572-5100

if to the Stockholder    John Puente
  Agent, to:             Telogy Networks, Inc.
                         20250 Century Blvd.
                         Germantown, Maryland 20874
                         (301) 299-9691

                         and

                         John Nehra
                         Catalyst Ventures
                         1119 St. Paul Street
                         Baltimore, Maryland 21202
                         (410) 752-0795

     or to such other address or facsimile number as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

     SECTION 10.3 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the choice of Law principles thereof.

     SECTION 10.4 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 10.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and, except as provided in Section 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 10.6 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     SECTION 10.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a federal or state court sitting in the State of Delaware.

     SECTION 10.8 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 10.9  Interpretation.

     (a) The words "hereof," "herein," "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, and schedule references are to the articles, sections, paragraphs, exhibits, and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument, or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

     (b) The phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 29, 1999.

     (c) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

     SECTION 10.10  Definitions. As used herein,

     (a) "beneficial ownership" or "beneficially own" has the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

     (b) "Company Capital Stock" means, collectively, shares of Company Common Stock, Series A Preferred Stock and Series B Preferred Stock.

     (c) "know" or "knowledge" means, (i) in respect of Parent, the knowledge of Parent's executive officers and (ii) in respect of the Company, the knowledge of Joe Crupi, Tim Carlson, William Simmelink, William Witowsky, Phillip Swan, Carolyn Linthicum, Edward Morgan and Nancy Goguen, after due inquiry of Mary Gaughan, Julie Svoboda and the audit partner of KPMG LLP with respect to financial matters.

     (d) "Lien" means, in respect of any asset (including, any security) any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind in respect of such asset.

     (e) "Material Adverse Effect" means in respect of any entity, any change, circumstance or effect that, individually or in the aggregate with all other changes, circumstances and effects, is or would be reasonably likely to be materially adverse to (i) the assets, properties, condition (financial or otherwise) or results of operations of such entity and its subsidiaries taken as a whole, or (ii) the ability of such party to consummate the transactions contemplated by this Agreement; provided, however, that in respect of the Company, none of the following shall be deemed by itself or themselves, either alone or in combination, to constitute a Material Adverse Effect: (a) a failure by the Company to meet internal earnings or revenue projections (provided, that the foregoing shall not prevent Parent or Merger Sub from asserting that any underlying cause of such failure independently constitutes such a Material Adverse Effect); (b) conditions affecting the semiconductor industry as a whole, the telecommunications industry as a whole or the U.S. economy as a whole; or
(c) any disruption of customer relationship arising directly out of or resulting directly from actions contemplated by the parties hereto in connection with, or which is directly attributable to, the announcement of this Agreement and the transactions contemplated hereby.

     (f) "Permitted Lien" means a statutory Lien not yet delinquent; a purchase money Lien arising in the ordinary course of business consistent with past practices; a Lien reflected in the financial statements of the applicable party; or a Lien which does not materially detract from the value or impair the use of the asset or property in question.

     (g) "person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

     (h) "subsidiary" means, in respect of any party, any corporation, partnership or other entity or organization, whether incorporated or unincorporated, of which (i) such other party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions in respect of such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

                                            TELOGY NETWORKS, INC.

                                            By:     /s/ JOSEPH A. CRUPI
                                              ----------------------------------
                                                Name: Joseph A. Crupi
                                                Title:  President and CEO

                                            TEXAS INSTRUMENTS INCORPORATED

                                            By:  /s/ WILLIAM A. AYLESWORTH
                                              ----------------------------------
                                                Name: William A. Aylesworth
                                                Title:  Senior Vice President,
                                                        Treasurer
                                                        and Chief Financial
                                                        Officer

                                            TNI ACQUISITION CORP.

                                            By:    /s/ MICHAEL J. HAMES
                                              ----------------------------------
                                                Name: Michael J. Hames
                                                Title:  President

     This Agreement is countersigned by the undersigned Depositary Agent as of the date first above written to acknowledge and agree to the provisions of
Article VIII that pertain to the Depositary Agent.

HARRIS TRUST AND SAVINGS BANK,
as Depositary Agent

By:
    -----------------------------------------------------
Name:
Title:

                                                                         ANNEX B

                            FORM OF VOTING AGREEMENT

     In consideration of Texas Instruments Incorporated, a Delaware corporation ("Parent"), TNI Acquisition Corp., a Delaware corporation ("Merger Sub"), and Telogy Networks, Inc., a Delaware corporation (the "Company"), entering into on the date hereof an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement") which provides, among other things, that Merger Sub, upon the terms and subject to the conditions thereof, will be merged with and into the Company (the "Merger") and each outstanding share of Company Capital Stock (as defined in the Merger Agreement) will be converted into the right to receive the Share Consideration (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement, each of the undersigned holders (each, a "Stockholder") of shares of Company Capital Stock agrees with each of Parent, Merger Sub and the Company as follows:

          1. During the period (the "Agreement Period") beginning on the date hereof and ending on the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) 90 days after the termination of the Merger Agreement in accordance with Section 9.4(a), if the termination resulted from a breach of a covenant or agreement by the Company, or 9.4(b) and payment in full of all amounts (if any) payable to Parent or Merger Sub pursuant to Section 9.5 of the Merger Agreement, and (iii) the date of the termination of the Merger Agreement for any other reason, each Stockholder hereby agrees to vote the shares of Company Capital Stock set forth opposite its name in Schedule A hereto (the "Schedule A Securities") to approve and adopt the Merger Agreement and the Merger (provided that the Stockholder shall not be required to vote in favor of the Merger Agreement or the Merger if the Merger Agreement has, without the consent of the Stockholder, been amended in any manner that is material and adverse to such Stockholder) and any actions directly and reasonably related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, or such other actions, are submitted for the consideration and vote of the stockholders of the Company so long as such meeting is held (including, any adjournment thereof) or written consent adopted prior to the termination of the Agreement Period.

          2. During the Agreement Period, each Stockholder who owns shares of Series A Preferred Stock, par value $.01 per share, of the Company or Series B Preferred Stock, par value $.01 per share, of the Company (collectively, "Preferred Stock") hereby elects, and agrees to participate in any further required election, to effect the automatic conversion of the Preferred Stock into common stock of the Company pursuant to paragraph 4(m) of the Preferred Stock certificate of designation, such conversion to be effective immediately prior to the Effective Time (as defined in the Merger Agreement). The foregoing election shall automatically expire upon the termination of the Merger Agreement pursuant to Article IX thereof.

          3. During the Agreement Period, each Stockholder hereby agrees that such Stockholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Schedule A Securities in any manner inconsistent with the obligations of such Stockholder under this Agreement or take any other action that is inconsistent with the obligations of such Stockholder under this Agreement, including any action that would prevent, or materially delay the consummation of, the transactions contemplated by the Merger Agreement.

          4. During the Agreement Period, each Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined in the Merger Agreement) or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist, facilitate or encourage, any person that the Stockholder reasonably believes may be considering making, or has made, an Acquisition Proposal.

          5. Each Stockholder hereby represents and warrants to Parent and Merger Sub that as of the date hereof:

             (a) Such Stockholder (i) owns beneficially all of the shares of Company Capital Stock set forth opposite the Stockholder's name in Schedule A hereto, (ii) has the full and unrestricted legal power, authority and right to enter into, execute and deliver this Voting Agreement without the consent or approval of any other person, and (iii) has not entered into any voting agreement or other similar agreement with or granted any person any proxy (revocable or irrevocable) in respect of such shares (other than this Voting Agreement).

             (b) This Voting Agreement is the valid and binding agreement of such Stockholder.

             (c) No investment banker, broker or finder is entitled to a commission or fee from such Stockholder or the Company in respect of this Voting Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

          6. If any provision of this Voting Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without in any way affecting the remaining provisions of this Voting Agreement.

          7. This Voting Agreement may be executed in two or more counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

          8. The parties hereto agree that if for any reason any party hereto shall have failed to perform its obligations under this Voting Agreement, then the party seeking to enforce this Voting Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief. This provision is without prejudice to any other rights or remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to perform its obligations under this Voting Agreement.

          9. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

          10. Each Stockholder will, upon request, execute and deliver any additional documents deemed by Parent to be reasonably necessary or desirable to complete and effectuate the covenants contained herein.

          11. This Agreement shall terminate upon the termination of the Agreement Period.

          12. Except pursuant to the terms of this Agreement, no Stockholder shall, without the prior written consent of Parent, directly or indirectly,
     (i) grant any proxies or enter into any voting trust or other agreement or arrangement in respect of the voting of any Schedule A Securities in respect of the matters described in Section 1 above or (ii) acquire, sell, assign, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding in respect of the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Schedule A Securities during the term of this Agreement. In the event any Stockholder desires to transfer any Schedule A Securities, such Stockholder must first obtain a written agreement from the proposed transferee pursuant to which the proposed transferee agrees to be bound by the terms of this Agreement. No Stockholder shall seek or solicit any such acquisition or sale, assignment, encumbrance or other disposition of the Schedule A Securities or any such contract, option or other arrangement or understanding with respect to such securities, and each Stockholder agrees to notify Parent promptly if such Stockholder shall be approached or solicited, directly or indirectly, by any person in respect of any of the foregoing.

          13. Each Stockholder agrees not to exercise any rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any Schedule A Securities which may arise in respect of the Merger.

          14. Parent, Merger Sub and the Company understand and agree that this Agreement pertains only to each Stockholder and not to any of its affiliates, if any, or advisers.

          15. Parent, Merger Sub and the Company severally and not jointly represent and warrant to each Stockholder that there is no agreement, understanding or commitment, written or oral, to pay any consideration directly or indirectly in connection with the Merger or otherwise to or for the benefit of any holder of Company Capital Stock or options thereon other than as set forth in the Merger Agreement (except, in the case of directors, employees, agents, customers, suppliers or contractors of the Company who are also holders, such consideration as is payable by the Company in the ordinary course of business, and except for amounts payable to officers, directors or employees in connection with or pursuant to any options or option, stock purchase, stock ownership or other employee benefit plans). All other voting agreements signed with existing stockholders of the Company prior to or concurrently herewith are substantially identical to this Voting Agreement.

          16. Neither Parent, Merger Sub nor the Company will enter into any agreement with any other stockholder of the Company having a purpose or effect substantially similar to that of this Voting Agreement on financial terms (in respect of such other stockholder) more favorable than the terms of this Voting Agreement.

          17. Any Stockholder who is also a director of the Company will not, by execution of this Agreement, be precluded from exercising his fiduciary duties under applicable Law in his capacity as a director with respect to the Company.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of May 29, 1999.

                                            TEXAS INSTRUMENTS INCORPORATED

                                            By:
                                              ----------------------------------
                                                Name:
                                                Title:

                                            TNI ACQUISITION CORP.

                                            By:
                                              ----------------------------------
                                                Name:
                                                Title:

                                            TELOGY NETWORKS, INC.

                                            By:
                                              ----------------------------------
                                                Name:
                                                Title:

                                            [STOCKHOLDERS]

                                            By:
                                              ----------------------------------
                                                Name:
                                                Title:

                                            By:
                                              ----------------------------------
                                                Name:
                                                Title:

                                                                         ANNEX C

                                  SECTION 262
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

     Appraisal Rights. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof:

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholder who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

             INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of the State of Delaware, at Section 145, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as the director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, the indemnification of expenses, including attorneys' fees, is allowed in derivative actions, except no indemnification is allowed in respect to any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith. The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the directors of the corporation by a majority vote of the directors not party to such an action, suit or proceeding even though less than a quorum, by a committee of such directors designated by majority vote of such directors even though less than a quorum, or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt, in the case of officers and directors, of undertakings to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in this section. A corporation may purchase indemnity insurance.

     The above described indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of such person's heirs, executors and administrators. Article VI, Section 2 of the Texas Instruments' By-laws provides that Texas Instruments shall indemnify its officers and directors for such expenses, judgments, fines and amounts paid in settlement to the full extent permitted by the laws of the State of Delaware.
Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Article Seventh of Texas Instruments' Restated Certificate of Incorporation contains such a provision.

     Under insurance policies of Texas Instruments, directors and officers of Texas Instruments may be indemnified against certain losses arising from certain claims, including claims under the Securities Act of 1933, which may be made against such persons by reason of their being such directors or officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT LIST


        EXHIBIT
          NO.                                DESCRIPTION OF EXHIBIT
        -------                              ----------------------
        2                 -- Agreement and Plan of Merger, dated as of May 29, 1999, by and among Texas Instruments, Telogy Networks and TNI
                             Acquisition Corp.+
        3(a)              -- Restated Certificate of Incorporation of Texas
                             Instruments.(1)
        3(b)              -- Certificate of Amendment to Restated Certificate of
                             Incorporation of Texas Instruments.(1)
        3(c)              -- Certificate of Amendment to Restated Certificate of
                             Incorporation of Texas Instruments.(1)
        3(d)              -- Certificate of Amendment to Restated Certificate of
                             Incorporation of Texas Instruments.(2)
        3(e)              -- Certificate of Ownership and Merger Merging Texas
                             Instruments Automation Controls, Inc. into Texas
                             Instruments.(1)
        3(f)              -- Certificate of Elimination of Designations of Preferred
                             Stock of Texas Instruments.(1)
        3(g)              -- Certificate of Ownership and Merger Merging Tiburon
                             Systems, Inc. into Texas Instruments.(3)
        3(h)              -- Certificate of Ownership and Merger Merging Tartan, Inc.
                             into Texas Instruments.(3)
        3(i)              -- Certificate of Designation relating to Texas Instruments'
                             Participating Cumulative Preferred Stock.(4)
        3(j)              -- Certificate of Elimination of Designation of Preferred
                             Stock of Texas Instruments.(5)
        3(k)              -- Bylaws of Texas Instruments.(6)
        4(a)(i)           -- Rights Agreement, dated as of June 18, 1998, between
                             Texas Instruments and Harris Trust and Savings Bank as
                             Rights Agent, which includes as Exhibit B the form of
                             Rights Certificate.(7)
        4(a)(ii)          -- Amendment, dated as of September 18, 1998, to the Rights
                             Agreement.(8)
        4(b)              -- Texas Instruments agrees to provide the Commission, upon request, copies of instruments defining the rights of
                             holders of long-term debt of Texas Instruments and its
                             subsidiaries.
        5                 -- Opinion of Weil, Gotshal & Manges LLP.+
        8(a)              -- Opinion of Weil, Gotshal & Manges LLP regarding certain tax matters.*
        8(b)              -- Opinion of King & Spalding regarding certain tax
                             matters.*
       10(a)(i)           -- Texas Instruments' Deferred Compensation Plan.(9)
       10(a)(ii)          -- Amendment No. 1 to Texas Instruments' Deferred
                             Compensation Plan.(9)
       10(a)(iii)         -- Amendment No. 2 to Texas Instruments' Deferred
                             Compensation Plan.(10)
       10(a)(iv)          -- Amendment No. 3 to Texas Instruments' Deferred
                             Compensation Plan.(11)
       10(b)              -- Texas Instruments' Long-term Incentive Plan.(1)
       10(c)              -- Texas Instruments' 1996 Long-term Incentive Plan.(2)
       10(d)              -- Texas Instruments' Executive Officer Performance
                             Plan.(12)
       10(e)              -- Texas Instruments' Restricted Stock Unit Plan for
                             Directors.(13)
       10(f)              -- Texas Instruments' Directors Deferred Compensation
                             Plan.(13)

        EXHIBIT
          NO.                                DESCRIPTION OF EXHIBIT
        -------                              ----------------------
       10(g)              -- Texas Instruments' Stock Option Plan for Non-Employee
                             Directors.(5)
       10(h)              -- Asset Purchase Agreement dated as of January 4, 1997
                             between Texas Instruments and Raytheon Company (exhibits
                             and schedules omitted).(14)
       10(i)              -- Acquisition Agreement dated as of June 18, 1998 between
                             Texas Instruments and Micron Technology, Inc. (exhibit C
                             omitted).(15)
       10(j)              -- Second Amendment to Acquisition Agreement dated as of
                             September 30, 1998 between Texas Instruments and Micron
                             Technology, Inc.(16)
       10(k)              -- Securities Rights and Restrictions Agreement dated as of
                             September 30, 1998 between Texas Instruments and Micron
                             Technology, Inc.(5)
       10(l)              -- Form of Voting Agreement, dated as of May 29, 1999, by
                             and among Texas Instruments, Telogy Networks, TNI
                             Acquisition and the stockholders party thereto.+
       10(m)              -- Form of Employment Agreement, dated as of May 29, 1999, by and among Texas Instruments and the employees party
                             thereto.+
       23(a)              -- Consent of Ernst & Young LLP.*
       23(b)              -- Consent of KPMG LLP.*
       23(c)              -- Consent of Weil, Gotshal & Manges LLP (included in
                             exhibits 5 and 8(a)).
       23(d)              -- Consent of King & Spalding (included in exhibit 8(b)).
       24(a)              -- Powers of Attorney (included on the signature pages to
                             this registration statement).
       99(a)              -- Telogy Networks Form of Proxy.*


---------------

  * Filed herewith.


  + Previously filed.


 (1) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1993.

 (2) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

 (3) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-41919 on Form S-8.

 (4) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

 (5) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1998.

 (6) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated December 4, 1997.

 (7) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement on Form 8-A dated June 23, 1998.

 (8) Incorporated by reference to the Exhibit filed with Texas Instruments' Amendment No. 1 to Form 8-A, dated September 23, 1998.

(9) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1994.

(10) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

(11) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(12) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

(13) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(14) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated January 4, 1997.

(15) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated June 18, 1998.

(16) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated October 15, 1998.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expense incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, on August 10, 1999.


                                            TEXAS INSTRUMENTS INCORPORATED

                                            By:  /s/ WILLIAM A. AYLESWORTH
                                              ----------------------------------
                                                    William A. Aylesworth
                                               Senior Vice President, Treasurer
                                                 and Chief Financial Officer

                               POWER OF ATTORNEY

     Know all those by these presents, that each person whose signature appears below constitutes and appoints each of Thomas J. Engibous, Richard J. Agnich, William A. Aylesworth and M. Samuel Self, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registration Statement on Form S-4 of Texas Instruments Incorporated under the Securities Act of 1933, as amended, including, without limitation of the generality of the foregoing, to sign the Registration Statement in the name and on behalf of Texas Instruments Incorporated, or on behalf of the undersigned as a director or officer of Texas Instruments Incorporated, and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement, and to sign any and all additional Registration Statements relating to the same offering of Securities as the Registration Statement that are filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                          *                                       Director              August 10, 1999
-----------------------------------------------------
                   James R. Adams

                          *                                       Director              August 10, 1999
-----------------------------------------------------
                   David L. Boren

                          *                                       Director              August 10, 1999
-----------------------------------------------------
                  James B. Busey IV

                          *                                       Director              August 10, 1999
-----------------------------------------------------
                   Daniel A. Carp

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                          *                            Chairman of the Board;           August 10, 1999
-----------------------------------------------------    President; Chief Executive
                 Thomas J. Engibous                      Officer; Director

                          *                                       Director              August 10, 1999
-----------------------------------------------------
               Gerald W. Fronterhouse

                          *                                       Director              August 10, 1999
-----------------------------------------------------
                   David R. Goode

                          *                                       Director              August 10, 1999
-----------------------------------------------------
                  Wayne R. Sanders

                                                                  Director                    --
-----------------------------------------------------
                   Ruth J. Simmons

                          *                                       Director              August 10, 1999
-----------------------------------------------------
                 Clayton K. Yeutter

              /s/ WILLIAM A. AYLESWORTH                Senior Vice President;           August 10, 1999
-----------------------------------------------------    Treasurer; Chief Financial
                William A. Aylesworth                    Officer

                 /s/ M. SAMUEL SELF                    Senior Vice President;           August 10, 1999
-----------------------------------------------------    Controller; Chief Accounting
                   M. Samuel Self                        Officer

             * /s/ WILLIAM A. AYLESWORTH                                                August 10, 1999
 ---------------------------------------------------
                William A. Aylesworth
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
          NO.                                DESCRIPTION OF EXHIBIT
        -------                              ----------------------
        2                 -- Agreement and Plan of Merger, dated as of May 29, 1999, by and among Texas Instruments, Telogy Networks and TNI
                             Acquisition Corp.+
        3(a)              -- Restated Certificate of Incorporation of Texas
                             Instruments.(1)
        3(b)              -- Certificate of Amendment to Restated Certificate of
                             Incorporation of Texas Instruments.(1)
        3(c)              -- Certificate of Amendment to Restated Certificate of
                             Incorporation of Texas Instruments.(1)
        3(d)              -- Certificate of Amendment to Restated Certificate of
                             Incorporation of Texas Instruments.(2)
        3(e)              -- Certificate of Ownership and Merger Merging Texas
                             Instruments Automation Controls, Inc. into Texas
                             Instruments.(1)
        3(f)              -- Certificate of Elimination of Designations of Preferred
                             Stock of Texas Instruments.(1)
        3(g)              -- Certificate of Ownership and Merger Merging Tiburon
                             Systems, Inc. into Texas Instruments.(3)
        3(h)              -- Certificate of Ownership and Merger Merging Tartan, Inc.
                             into Texas Instruments.(3)
        3(i)              -- Certificate of Designation relating to Texas Instruments'
                             Participating Cumulative Preferred Stock.(4)
        3(j)              -- Certificate of Elimination of Designation of Preferred
                             Stock of Texas Instruments.(5)
        3(k)              -- Bylaws of Texas Instruments.(6)
        4(a)(i)           -- Rights Agreement, dated as of June 18, 1998, between
                             Texas Instruments and Harris Trust and Savings Bank as
                             Rights Agent, which includes as Exhibit B the form of
                             Rights Certificate.(7)
        4(a)(ii)          -- Amendment, dated as of September 18, 1998, to the Rights
                             Agreement.(8)
        4(b)              -- Texas Instruments agrees to provide the Commission, upon request, copies of instruments defining the rights of
                             holders of long-term debt of Texas Instruments and its
                             subsidiaries.
        5                 -- Opinion of Weil, Gotshal & Manges LLP.+
        8(a)              -- Opinion of Weil, Gotshal & Manges LLP regarding certain tax matters.*
        8(b)              -- Opinion of King & Spalding regarding certain tax
                             matters.*
       10(a)(i)           -- Texas Instruments' Deferred Compensation Plan.(9)
       10(a)(ii)          -- Amendment No. 1 to Texas Instruments' Deferred
                             Compensation Plan.(9)
       10(a)(iii)         -- Amendment No. 2 to Texas Instruments' Deferred
                             Compensation Plan.(10)
       10(a)(iv)          -- Amendment No. 3 to Texas Instruments' Deferred
                             Compensation Plan.(11)
       10(b)              -- Texas Instruments' Long-term Incentive Plan.(1)
       10(c)              -- Texas Instruments' 1996 Long-term Incentive Plan.(2)
       10(d)              -- Texas Instruments' Executive Officer Performance
                             Plan.(12)
       10(e)              -- Texas Instruments' Restricted Stock Unit Plan for
                             Directors.(13)
       10(f)              -- Texas Instruments' Directors Deferred Compensation
                             Plan.(13)
       10(g)              -- Texas Instruments' Stock Option Plan for Non-Employee
                             Directors.(5)

        EXHIBIT
          NO.                                DESCRIPTION OF EXHIBIT
        -------                              ----------------------
       10(h)              -- Asset Purchase Agreement dated as of January 4, 1997
                             between Texas Instruments and Raytheon Company (exhibits
                             and schedules omitted).(14)
       10(i)              -- Acquisition Agreement dated as of June 18, 1998 between
                             Texas Instruments and Micron Technology, Inc. (exhibit C
                             omitted).(15)
       10(j)              -- Second Amendment to Acquisition Agreement dated as of
                             September 30, 1998 between Texas Instruments and Micron
                             Technology, Inc.(16)
       10(k)              -- Securities Rights and Restrictions Agreement dated as of
                             September 30, 1998 between Texas Instruments and Micron
                             Technology, Inc.(5)
       10(l)              -- Form of Voting Agreement, dated as of May 29, 1999, by
                             and among Texas Instruments, Telogy Networks, TNI
                             Acquisition and the stockholders party thereto.+
       10(m)              -- Form of Employment Agreement, dated as of May 29, 1999, by and among Texas Instruments and the employees party
                             thereto.+
       23(a)              -- Consent of Ernst & Young LLP.*
       23(b)              -- Consent of KPMG LLP.*
       23(c)              -- Consent of Weil, Gotshal & Manges LLP (included in
                             exhibits 5 and 8(a)).
       23(d)              -- Consent of King & Spalding (included in exhibit 8(b)).
       24(a)              -- Powers of Attorney (included on the signature pages to
                             this registration statement).
       99(a)              -- Telogy Networks Form of Proxy.*


---------------

  * Filed herewith.


  + Previously filed.


 (1) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1993.

 (2) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

 (3) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement No. 333-41919 on Form S-8.

 (4) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

 (5) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1998.

 (6) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated December 4, 1997.

 (7) Incorporated by reference to the Exhibits filed with Texas Instruments' Registration Statement on Form 8-A dated June 23, 1998.

 (8) Incorporated by reference to the Exhibit filed with Texas Instruments' Amendment No. 1 to Form 8-A, dated September 23, 1998.

(9) Incorporated by reference to the Exhibits filed with Texas Instruments' Annual Report on Form 10-K for 1994.

(10) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

(11) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(12) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

(13) Incorporated by reference to the Exhibits filed with Texas Instruments' Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(14) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated January 4, 1997.

(15) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated June 18, 1998.

(16) Incorporated by reference to the Exhibits filed with Texas Instruments' Current Report on Form 8-K dated October 15, 1998.